EXHIBIT 99.1

, 2009

Dear Time Warner Shareholder:

We are pleased to inform you that on November 16, 2009, the board of directors of Time Warner Inc. approved the spin-off of AOL Holdings LLC, a wholly owned subsidiary of Time Warner, which will be converted into a corporation and renamed AOL Inc. prior to the spin-off. Upon completion of the spin-off, Time Warner shareholders will own 100% of the outstanding shares of common stock of AOL. We believe that this separation into two independent, publicly-traded companies is in the best interests of both Time Warner and AOL.

The spin-off will be completed by way of a pro rata dividend of AOL shares held by Time Warner to our shareholders of record as of 5:00 p.m., New York City time, on November 27, 2009, the spin-off record date. Time Warner shareholders will be entitled to receive one share of AOL common stock for every eleven shares of Time Warner common stock they hold on the record date. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. No fractional shares of AOL common stock will be issued. If you would have been entitled to a fractional share of AOL common stock in the distribution, you will receive the net cash proceeds of such fractional share instead.

The spin-off is subject to certain customary conditions. Shareholder approval of the spin-off is not required, and you will not need to take any action to receive shares of AOL common stock.

Immediately following the spin-off, you will own shares of common stock of both Time Warner and AOL. Time Warner common stock will continue to trade on the New York Stock Exchange under the symbol “TWX.” AOL intends to list its common stock on the New York Stock Exchange under the symbol “AOL.”

We expect the spin-off to be tax-free to the shareholders of Time Warner, except with respect to any cash received in lieu of fractional shares. The spin-off is conditioned on the receipt of an opinion of counsel confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its shareholders, except to the extent of cash received in lieu of fractional shares. Time Warner may waive receipt of the tax opinion as a condition to the spin-off.

The enclosed Information Statement, which is being mailed to the shareholders of Time Warner, describes the spin-off and contains important information about AOL, including its historical consolidated financial statements.

We look forward to your continued support.

Sincerely,

Jeff Bewkes

Chairman and Chief Executive Officer

, 2009

Dear AOL Shareholder:

It is my pleasure to welcome you as a shareholder of our company, AOL Inc. We are a leading global web services company with a substantial worldwide audience, a suite of powerful web brands and industry-leading products, and the largest advertising network in the United States.

As an independent, publicly-traded company, we believe we can more effectively focus on our objectives and satisfy the strategic needs of our company. In connection with the distribution of our common stock by Time Warner, we intend to list our common stock on the New York Stock Exchange under the symbol “AOL.”

I invite you to learn more about AOL by reviewing the enclosed Information Statement. We look forward to your continued support as a holder of AOL common stock.

Sincerely,

Tim Armstrong

Chairman and Chief Executive Officer

770 Broadway    New York, NY     10003    USA

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2009

INFORMATION STATEMENT

AOL Inc.

770 Broadway

New York, New York 10003

Common Stock

(par value $0.01)

This Information Statement is being sent to you in connection with Time Warner Inc.’s spin-off of its wholly-owned subsidiary, AOL Inc. To effect the spin-off, Time Warner will distribute all of the shares of AOL common stock on a pro rata basis to the holders of Time Warner common stock. It is expected that the spin-off will be tax-free to Time Warner shareholders for U.S. Federal income tax purposes, except to the extent of cash received in lieu of fractional shares.

Every eleven shares of Time Warner common stock outstanding as of 5:00 p.m., New York City time, on November 27, 2009, the record date for the spin-off, will entitle the holder thereof to receive one share of AOL common stock. The distribution of shares will be made in book-entry form. Time Warner will not distribute any fractional shares of AOL common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off.

The spin-off will be effective as of 11:59 p.m., New York City time, on December 9, 2009. Immediately after the spin-off becomes effective, we will be an independent, publicly-traded company.

No vote or further action of Time Warner shareholders is required in connection with the spin-off. We are not asking you for a proxy and request that you do not send us a proxy. Time Warner shareholders will not be required to pay any consideration for the shares of AOL common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Time Warner common stock or take any other action in connection with the spin-off.

All of the outstanding shares of AOL common stock are currently owned by Time Warner. Accordingly, there is no current trading market for AOL common stock. We expect, however, that a limited trading market for AOL common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the spin-off, and we expect “regular way” trading of AOL common stock will begin the first trading day after the distribution date. We intend to list AOL common stock on the New York Stock Exchange under the symbol “AOL.”

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 15 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is                     , 2009.

i

SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Time Warner and the distribution of our common stock by Time Warner to its shareholders. For a more complete understanding of our business and the separation and distribution, you should read the entire Information Statement carefully, particularly the discussion set forth under “Risk Factors” beginning on page 15 of this Information Statement, and our audited and unaudited historical consolidated financial statements and notes to those statements appearing elsewhere in this Information Statement.

Unless the context otherwise requires, references in this Information Statement to (i) “AOL,” the “Company,” “we,” “our” and “us” refer to AOL Inc. and its consolidated subsidiaries, after giving effect to the reorganization, separation and distribution, and (ii) “Time Warner” refer to Time Warner Inc. and its consolidated subsidiaries, other than AOL. The transaction in which Time Warner will distribute to its shareholders all of the shares of our common stock is referred to in this Information Statement as the “distribution.” The transaction in which we will be separated from Time Warner is sometimes referred to in this Information Statement as the “separation” or the “spin-off.”

Our Company

We are a leading global web services company with an extensive suite of brands and offerings and a substantial worldwide audience. Our business spans online content, products and services that we offer to consumers, publishers and advertisers. We are focused on attracting and engaging consumers and providing valuable online advertising services on both our owned and operated properties and third-party websites. We have the largest advertising network in terms of online consumer reach in the United States as of September 2009.

Our Strategic Initiatives

We have begun executing a multi-year strategic plan to reinvigorate growth in our revenues and profits by taking advantage of the migration of commerce, information and advertising to the Internet. Our strategy is to focus our resources on AOL’s core competitive strengths in web content production, local and mapping, communications and advertising networks while expanding the presence of our content, product and service offerings on multiple platforms and digital devices. We also aim to reorient AOL’s culture and reinvigorate the AOL brand by prioritizing the consumer experience, making greater use of data-driven insights and encouraging innovation. Particular areas of strategic emphasis include:

•

Expanding Our Exclusive Content Offerings. We will expand our offerings of relevant and engaging online consumer content by focusing on the creation and publication of exclusive original content. In addition, we will seek to provide premium global advertisers with effective and efficient means of reaching our consumers.

•

Pursuing Local and Mapping Opportunities. We believe that there are significant opportunities for growth in the area of local content, platforms and services, by providing comprehensive content covering all geographic areas from local neighborhoods to major metropolitan areas. By enhancing these local offerings, including through our flagship MapQuest brand, we seek to provide consumers with a comprehensive local experience.

•

Enhancing Our Established Communications Offerings. Our goal is to increase the reach and engagement of our established communications offerings (including our email products and instant messaging applications) on multiple platforms and digital devices.

•

Growing the Third Party Network. We seek to significantly increase the number of publishers and advertisers utilizing our third-party advertising network by providing an open, transparent and easy-to-use advertising system that offers unique and valuable insights to our publishers and advertisers.

•

Encouraging Innovation through AOL Ventures. We believe that we can attract and develop innovative initiatives through AOL Ventures by creating an environment that encourages entrepreneurialism. We currently expect to invest significantly less capital in AOL Ventures than in our other strategic initiatives and we may seek outside capital where appropriate.

Business Overview

Our business operations are focused on the following:

•

AOL Media. We seek to be a global publisher of relevant and engaging online content by utilizing open and highly scalable publishing platforms and content management systems, as well as a leading online provider of consumer products and services. We refer to our owned and operated content, products and services as “AOL Media.”

We generate advertising revenues on AOL Media through the sale of display and search advertising. We seek to provide effective and efficient advertising solutions utilizing data-driven insights that help advertisers decide how best to engage consumers. Google is, except in certain limited circumstances, the exclusive web search provider for AOL Media.

We also generate revenues through our subscription access service. We view our subscription access service as a valuable distribution channel for AOL Media. Our access service subscribers are important users of AOL Media and engaging both present and former access service subscribers is an important component of our strategy. In addition, our subscription access service will remain an important source of revenue and cash flow for us in the near term.

Global consumers are increasingly accessing and using the Internet through devices other than personal computers, such as digital devices (e.g., smartphones). As a result, we seek to ensure that our content, products and services are compatible with such devices so that our consumers are able to access and use our content, products and services via these devices.

•

Third Party Network. We also generate advertising revenues through the sale of advertising on third-party websites and on digital devices, which we refer to as the “Third Party Network.” In order to effectively connect advertisers with online advertising inventory, we purchase advertising inventory from publishers and utilize proprietary optimization, targeting and delivery technology to best match advertisers with available advertising inventory. Our mission is to provide an open and transparent advertising system that is easy-to-use and offers our publishers and advertisers unique and valuable insights. We seek to significantly increase the number of publishers and advertisers utilizing the network.

We market our offerings to advertisers on both AOL Media and the Third Party Network under the brand “AOL Advertising.” We market our offerings to publishers on the Third Party Network under the brand “Advertising.com.”

Other Information

In connection with the spin-off, we intend to enter into a new revolving credit facility. We intend to use the proceeds of this facility, as necessary, to support our working capital needs and the growth of our business and for other general corporate purposes. We describe this facility in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Debt Obligations” on page 79 of this Information Statement.

On November 2, 2009, we converted into a Delaware corporation. Our principal executive offices are located at 770 Broadway, New York, New York 10003. Our telephone number is 1-877-AOL-1010. Our website address is www.corp.aol.com. Information contained on, or connected to, our website or Time Warner’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is part.

The Spin-Off

Overview

On May 28, 2009, Time Warner announced plans for the complete legal and structural separation of AOL from Time Warner, following which AOL will be an independent, publicly-traded company.

Before our separation from Time Warner, we will enter into a Separation and Distribution Agreement and several other agreements with Time Warner related to the spin-off. These agreements will govern the relationship between AOL and Time Warner up to and subsequent to the completion of the separation and provide for the allocation between AOL and Time Warner of various assets, liabilities and obligations (including employee benefits, intellectual property, information technology and tax-related assets and liabilities). See “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement for more detail.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Time Warner has the right not to complete the spin-off if, at any time, the board of directors of Time Warner determines, in its sole discretion, that the spin-off is not in the best interests of Time Warner or its shareholders, or that market conditions are such that it is not advisable to separate AOL from Time Warner. See “The Spin-Off—Conditions to the Spin-Off” on page 36 of this Information Statement for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the spin-off. You should read the section entitled “The Spin-Off” beginning on page 30 of this Information Statement for a more detailed description of the matters described below.

Q:	What is the spin-off?

A:	The spin-off is the method by which we will separate from Time Warner. In the spin-off, Time Warner will distribute to its shareholders all of the shares of our common stock that it owns. Following the spin-off, we will be a separate company from Time Warner, and Time Warner will not retain any ownership interest in us. The number of shares of Time Warner common stock you own will not change as a result of the spin-off.

Q:	Why is the separation of AOL structured as a spin-off?

A:	Time Warner believes that a tax-free distribution of our shares is the most efficient way to separate our business from Time Warner in a manner that will improve flexibility and benefit both Time Warner and us, and create long-term value for Time Warner shareholders.

Q:	What will I receive in the spin-off?

A:	As a holder of Time Warner common stock, you will receive a dividend of one share of our common stock for every eleven shares of Time Warner common stock held by you on the record date. Your proportionate interest in Time Warner will not change as a result of the spin-off. For a more detailed description, see “The Spin-Off” beginning on page 30 of this Information Statement.

Q:	What is being distributed in the spin-off?

A:	Approximately 105.7 million shares of our common stock will be distributed in the spin-off, based on the number of shares of Time Warner common stock expected to be outstanding as of the record date. The actual number of shares of our common stock to be distributed will be calculated on November 27, 2009, the record date. The shares of our common stock to be distributed by Time Warner will constitute all of the issued and outstanding shares of our common stock immediately prior to the distribution. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock—Common Stock” beginning on page 162 of this Information Statement.

Q:	What is the record date for the distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City time, on November 27, 2009, which we refer to as the record date.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is December 9, 2009. We expect that it will take the distribution agent, acting on behalf of Time Warner, up to two weeks after the distribution date to fully distribute the shares of our common stock to Time Warner shareholders.

Q:	What do I have to do to participate in the spin-off?

A:	No action is required on your part. Shareholders of Time Warner entitled to receive our common stock are not required to pay any cash or deliver any other consideration, including any shares of Time Warner common stock, to receive the shares of our common stock distributable to them in the spin-off.

Q:	If I sell, on or before the distribution date, shares of Time Warner common stock that I held on the record date, am I still entitled to receive shares of AOL common stock distributable with respect to the shares of Time Warner common stock I sold?

A:	If you decide to sell any of your shares of Time Warner common stock on or before the distribution date, you should consult with your stockbroker, bank or other nominee and discuss whether you want to sell your Time Warner common stock or the AOL common stock you will receive in the spin-off, or both. See “The Spin-Off—Trading Prior to the Distribution Date” on page 36 of this Information Statement for more information.

Q:	How will Time Warner distribute shares of our common stock?

A:	Holders of shares of Time Warner common stock on the record date will receive shares of our common stock in book-entry form. See “The Spin-Off—Manner of Effecting the Spin-Off” on page 31 of this Information Statement for a more detailed explanation.

Q:	How will fractional shares be treated in the spin-off?

A:	No fractional shares will be distributed in connection with the spin-off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Time Warner shareholder who would otherwise have been entitled to receive a fractional share in the distribution. See “The Spin-Off—Treatment of Fractional Shares” on page 32 of this Information Statement for a more detailed explanation.

Q:	What is the reason for the spin-off?

A:	The board of directors of Time Warner considered the following potential benefits in making its determination to pursue the spin-off:

•

Strategic Focus and Flexibility. Following the spin-off, Time Warner and AOL will each have more focused businesses and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The spin-off will also allow each of Time Warner and AOL to enhance its strategic flexibility to respond to industry dynamics.

•

Focused Management. The spin-off will allow management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of the respective companies.

•

Management Incentives. The spin-off will enable AOL to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. AOL equity-based compensation arrangements will more closely align the interests of AOL’s management and employees with the interests of its shareholders and should increase AOL’s ability to attract and retain personnel.

•

Investor Choice. The spin-off will allow investors to make independent investment decisions with respect to Time Warner and AOL. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

Q:	What are the U.S. Federal income tax consequences to me of the spin-off?

A:	The spin-off is conditioned on the receipt by Time Warner, on or before the distribution date, of an opinion of Cravath, Swaine & Moore LLP confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its shareholders, except to the extent of cash received in lieu of fractional shares. The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. Time Warner may waive receipt of the tax opinion as a condition to the spin-off.

The aggregate tax basis of the Time Warner common stock and our common stock, received in a tax-free spin-off, in the hands of Time Warner’s shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Time Warner common stock held by the holder immediately before the spin-off, allocated between the common stock of Time Warner and us in proportion to their relative fair market values on the date of the spin-off.

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 33 of this Information Statement and “Risk Factors—Risks Relating to the Spin-Off—The spin-off could result in significant tax liability to Time Warner shareholders” on page 25 of this Information Statement for more information regarding the potential tax consequences to you of the spin-off.

Q:	Does AOL intend to pay cash dividends?

A:	We intend to retain future earnings for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. See “Dividend Policy” on page 38 of this Information Statement for more information.

Q:	How will AOL common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the New York Stock Exchange under the symbol “AOL.”

We anticipate that trading will commence on a “when-issued” basis as early as two trading days prior to the record date. When-issued trading in the context of a spin-off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within three trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our common stock will end and regular-way trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. See “The Spin-Off—Trading Prior to the Distribution Date” on page 36 of this Information Statement for more information. We cannot predict the trading prices for our common stock before or after the distribution date.

Q:	Will the spin-off affect the trading price of my Time Warner common stock?

A:	Yes. We expect the trading price of shares of Time Warner common stock immediately following the distribution to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the AOL business. Furthermore, until the market has fully analyzed the value of Time Warner without the AOL business, the price of shares of Time Warner common stock may fluctuate.

Q:	Do I have appraisal rights?

A:	No. Holders of Time Warner common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	Who is the transfer agent for AOL common stock?

A:	Computershare Trust Company, N.A.

Q:	Are there risks associated with owning shares of AOL common stock?

A:	Our business is subject to both general and specific risks and uncertainties relating to our business. Our business is also subject to risks relating to the spin-off. Following the spin-off, we will also be subject to risks relating to being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” beginning on page 15 of this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Phone: 866-298-8541

Before the spin-off, if you have any questions relating to the separation, you should contact Time Warner at:

Investor Relations

Time Warner Inc.

One Time Warner Center

New York, NY 10019-8016

Phone: 1-866-INFO-TWX

After the spin-off, if you have any questions relating to AOL, you should contact us at:

Investor Relations

AOL Inc.

770 Broadway

New York, NY 10003-9522

Phone: 1-877-AOL-1010

Summary of the Spin-Off

Distributing Company	Time Warner Inc., a Delaware corporation. After the distribution, Time Warner will not own any shares of our common stock.

Distributed Company	AOL Inc., a Delaware corporation and a wholly-owned subsidiary of Time Warner. After the spin-off, we will be an independent, publicly-traded company.

Distributed Securities	All of the shares of our common stock owned by Time Warner, which will be 100% of our common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date is November 27, 2009.

Distribution Date	The distribution date is December 9, 2009.

Reorganization	On July 8, 2009, Time Warner completed the purchase of Google’s 5% interest in us. Following this purchase, we became a 100%-owned subsidiary of Time Warner. On November 2, 2009, we converted from AOL Holdings LLC into a Delaware corporation named AOL Inc. Prior to the spin-off, Time Warner will cause substantially all of the assets and liabilities of AOL LLC (other than AOL LLC’s guarantees of indebtedness of Time Warner and other non-AOL affiliates of Time Warner), our wholly-owned subsidiary that currently holds, directly or indirectly, all of the AOL business, to be transferred to and assumed by us. Following this transfer and assumption of AOL LLC’s assets and liabilities, ownership of AOL LLC will be transferred to, and retained by, Time Warner. For more information, see the description of the Internal Transactions in “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement.

Distribution Ratio	Every eleven shares of Time Warner common stock outstanding as of 5:00 p.m., New York City time, on the record date, will entitle the holder thereof to receive one share of our common stock. Please note that if you sell your shares of Time Warner common stock on or before the distribution date, the buyer of those shares may in certain circumstances be entitled to receive the shares of our common stock issuable in respect of the shares sold. See “The Spin-Off—Trading Prior to the Distribution Date” on page 36 of this Information Statement for more detail.

The Distribution	On the distribution date, Time Warner will release the shares of our common stock to the distribution agent to distribute to Time Warner shareholders. The distribution of shares will be made in book-entry form. It is expected that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Time Warner common stock or take any other action to receive your shares of our common stock.

Fractional Shares	The distribution agent will not distribute any fractional shares of our common stock to Time Warner shareholders. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders as described in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 33 of this Information Statement.

Conditions to the Spin-Off	The spin-off is subject to the satisfaction or waiver by Time Warner of the following conditions:

•   the board of directors of Time Warner shall have authorized and approved the separation and distribution and not withdrawn such authorization and approval, and shall have declared the dividend of AOL common stock to Time Warner shareholders;

• each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

•   the Securities and Exchange Commission shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended (which we refer to in this Information Statement as the Exchange Act), and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

• our common stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange approved by Time Warner, subject to official notice of issuance;

•   the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement” beginning on page 153 of this Information Statement) shall have been completed;

•   Time Warner shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its shareholders, except to the extent of cash received in lieu of fractional shares;

•   Time Warner shall have received a certificate signed by our Chief Financial Officer, dated as of the distribution date, certifying that prior to the distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems, in the ordinary course consistent with prior practice, subject to an exception which permits us to cause any excess cash held by our foreign subsidiaries to be transferred to us or any of our other subsidiaries;

•   no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and no other event outside the control of Time Warner shall have occurred or failed to occur that prevents the consummation of the distribution;

•   no other events or developments shall have occurred prior to the distribution date that, in the judgment of the board of directors of Time Warner, would result in the spin-off having a material adverse effect on Time Warner or its shareholders;

•   prior to the distribution date, this Information Statement shall have been mailed to the holders of Time Warner common stock as of the record date;

•   our current directors shall have duly elected the individuals listed as members of our post-distribution board of directors in this Information Statement, and such individuals shall be the members of our board of directors immediately after the distribution; provided, however, that our current directors shall appoint one independent director prior to the date on which when-issued trading of our common stock commences on the New York Stock Exchange and such director shall serve on our audit and finance committee; and

•   immediately prior to the distribution date, our amended and restated certificate of incorporation and amended and restated by-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Time Warner to effect the spin-off. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. Time Warner has the right not to complete the spin-off if, at any time, the board of directors of Time Warner determines, in its sole discretion, that the spin-off is not in the best interests of Time Warner or its shareholders, or that market conditions are such that it is not advisable to separate AOL from Time Warner.

Trading Market and Symbol	We intend to file an application to list shares of our common stock on the New York Stock Exchange under the symbol “AOL.” We anticipate that, as early as two trading days prior to the record date, trading of shares of AOL common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of our common stock will begin the first trading day after the distribution date. We also anticipate that, as early as two trading days prior to the record date, there will be two markets in Time Warner common stock: a “regular-way” market on which shares of Time Warner common stock will trade with an entitlement to shares of AOL common stock to be distributed pursuant to the distribution, and an “ex-distribution” market on which shares of Time Warner common stock will trade without an entitlement to shares of AOL common stock. See “The Spin-Off—Trading Prior to the Distribution Date” on page 36 of this Information Statement for more information.

Tax Consequences to Time Warner Shareholders

Time Warner shareholders are not expected to recognize any gain or loss for U.S. Federal income tax purposes as a result of the spin-off, except with respect to any cash received in lieu of fractional shares. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 33 of this Information Statement for a more detailed description of the U.S. Federal income tax consequences of the spin-off.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to that shareholder, including the effect of any U.S. Federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Time Warner after the Spin-Off

We will enter into a Separation and Distribution Agreement and other agreements with Time Warner related to the reorganization, separation and distribution. These agreements will govern the relationship between AOL and Time Warner up to and subsequent to the completion of the separation and provide for the allocation between AOL and Time Warner of various assets, liabilities and obligations (including employee benefits, intellectual property, information technology and tax-related assets and liabilities). The Separation and Distribution Agreement, in particular, will provide for the settlement or extinguishment of certain obligations between AOL and Time Warner. We will enter into a Transition Services Agreement with Time Warner pursuant to which certain services will be provided on an interim basis following the distribution. We will also enter into an Employee Matters Agreement that will set forth the agreements of Time Warner and AOL concerning certain employee compensation and benefit matters. Further, we will enter into an agreement with Time Warner regarding the sharing of taxes incurred before and after the spin-off, certain indemnification rights with respect to tax matters and certain restrictions to preserve the tax-free status of the spin-off. In addition, to facilitate the ongoing use of various intellectual property by each of AOL and Time Warner, we intend to enter into an Intellectual Property Cross-License Agreement with Time Warner that will provide for reciprocal licensing arrangements. We will also enter into an IT Applications Database Agreement that will provide for reciprocal access to software applications that have been developed internally, and a Master Services Agreement for ATDN and Hosting Services pursuant to which we will provide Time Warner with network access and hosting services. We also intend to enter into various other commercial agreements with Time Warner. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement, and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off” beginning on page 25 of this Information Statement.

Dividend Policy	We intend to retain future earnings for use in the operation of our business to fund future growth. We do not anticipate paying any dividends for the foreseeable future. See “Dividend Policy” on page 38 of this Information Statement.

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	Our business is subject to both general and specific risks and uncertainties relating to our business. Our business is also subject to risks relating to the spin-off. Following the spin-off, we will also be subject to risks relating to being an independent, publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors” beginning on page 15 of this Information Statement.

Management and Strategy	In April 2009, Tim Armstrong was appointed our Chairman and Chief Executive Officer, and he commenced a review of AOL’s strategy and operations. As a result of this review, we have developed the next phase of our business strategy, which is to focus primarily on attracting and engaging Internet consumers and generating advertising revenues, with our subscription access service managed as a valuable distribution channel for our content, product and service offerings. For more information, see “Business” beginning on page 42 of this Information Statement. In order to execute this strategy, we have updated our organizational structure and hired certain members of senior management, including a new Chief Financial Officer. We will continue to evaluate our organizational structure and personnel requirements as part of the ongoing management of our business.

Summary Historical Consolidated Financial Data

The following tables present certain summary historical financial information as of and for each of the years in the five-year period ended December 31, 2008, and as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008. The summary historical consolidated financial data as of December 31, 2008 and 2007 and for each of the fiscal years in the three-year period ended December 31, 2008, and as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008, are derived from our historical consolidated financial statements included elsewhere in this Information Statement. The summary historical consolidated financial data as of December 31, 2006 and as of and for the years ended December 31, 2005 and 2004 are derived from our unaudited consolidated financial statements that are not included in this Information Statement. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of our management include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The summary historical financial data presented below should be read in conjunction with our consolidated financial statements and accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, we were a subsidiary of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent, publicly-traded company or of the costs to be incurred in the future.

	Years Ended December 31,					Nine Months Ended September 30,
	2008	2007	2006	2005	2004	2009	2008
($ in millions, except per share amounts)				(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenues:
Advertising	$2,096.4	$2,230.6	$1,886.1	$1,337.8	$1,005.0	$1,276.7	$1,583.9
Subscription	1,929.3	2,787.9	5,783.6	6,754.9	7,476.9	1,081.4	1,499.9
Other	140.1	162.2	117.0	109.4	139.7	89.6	107.8

Total revenues	$4,165.8	$5,180.7	$7,786.7	$8,202.1	$8,621.6	$2,447.7	$3,191.6
Operating income (loss)(a)	(1,167.7)	1,853.8	1,167.8	(1,817.8)	230.5	427.7	764.0
Income (loss) from continuing operations(b)	(1,526.6)	1,213.3	716.5	(363.6)	477.0	247.1	433.6

Net income (loss) attributable to AOL Inc.(c)	$(1,525.8)	$1,396.1	$749.7	$(334.1)	$564.4	$247.4	$434.1

Income per Share Data(d):
Basic income (loss) per common share from continuing operations	$(14.44)	$11.49	$6.78	$(3.44)	$4.51	$2.34	$4.11
Discontinued operations	—	1.72	0.18	0.28	0.30	—	—
Cumulative effect of accounting change	—	—	0.13	—	0.53	—	—

Basic net income (loss) per common share	$(14.44)	$13.21	$7.09	$(3.16)	$5.34	$2.34	$4.11

Diluted income (loss) per common share from continuing operations	$(14.44)	$11.49	$6.78	$(3.44)	$4.51	$2.34	$4.11
Discontinued operations	—	1.72	0.18	0.28	0.30	—	—
Cumulative effect of accounting change	—	—	0.13	—	0.53	—	—

Diluted net income (loss) per common share	$(14.44)	$13.21	$7.09	$(3.16)	$5.34	$2.34	$4.11

Shares used in computing basic and diluted income per share (millions)	105.7	105.7	105.7	105.7	105.7	105.7	105.7

(a)	2008 includes a $2,207.0 million non-cash impairment to reduce the carrying value of goodwill and $20.8 million in amounts incurred related to securities litigation and government investigations. 2007 includes a net pre-tax gain of $668.2 million on the sale of the German access service business and $171.4 million in amounts incurred related to securities litigation and government investigations. 2006 includes a $767.4 million gain on the sales of the French and United Kingdom access service businesses and $705.2 million in amounts incurred related to securities litigation and government investigations. 2005 includes $2,864.8 million in amounts incurred related to securities litigation and government investigations. 2004 includes $536.0 million in amounts incurred related to securities litigation and government investigations. The nine months ended September 30, 2009 include $21.0 million in amounts incurred related to securities litigation and government investigations. The nine months ended September 30, 2008 include $12.6 million in amounts incurred related to securities litigation and government investigations.

(b)	Includes net gains of $944.4 million in 2005 and $293.6 million in 2004 related to the sale of primarily available-for-sale equity securities.

(c)	Includes net income of $182.1 million in 2007, $18.9 million in 2006, $29.5 million in 2005 and $31.4 million in 2004 related to discontinued operations. 2006 also includes a non-cash benefit of $14.3 million as the cumulative effect of an accounting change upon the adoption of guidance related to the accounting for equity-based compensation to recognize the effect of estimating the number of equity awards granted prior to January 1, 2006 that are ultimately not expected to vest. 2004 also includes a non-cash benefit of $34.0 million related to the cumulative effect of an accounting change in connection with the consolidation of America Online Latin America, Inc.

(d)	On November 2, 2009, we converted from AOL Holdings LLC, a limited liability company wholly owned by Time Warner, to AOL Inc., a corporation wholly owned by Time Warner, and issued 105.7 million shares of $0.01 par value common stock. This share amount is being utilized for the calculations of basic and diluted income per share attributable to AOL Inc. common shareholders for all periods presented.

	As of December 31,					As of September 30, 2009
	2008	2007	2006	2005	2004
($ in millions)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash	$134.7	$151.9	$401.5	$119.9	$256.9	$76.7

Total assets	$4,861.3	$6,863.1	$6,786.4	$6,064.6	$7,803.0	$4,379.0

Long-term notes payable and obligations under capital leases	$33.7	$24.7	$105.1	$110.4	$153.7	$42.3
Total equity	$3,737.7	$5,269.5	$4,505.8	$3,530.8	$4,346.0	$3,156.3

RISK FACTORS

The risks and uncertainties described below are those which we consider material and of which we are currently aware. In addition, this Information Statement contains forward-looking statements that involve risks and uncertainties. You should carefully read the section “Cautionary Statement Concerning Forward-Looking Statements” on page 29 of this Information Statement.

If any of the following events occur, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could materially decline.

Risks Relating to Our Business

Our strategic shift to an online advertising-supported business model involves significant risks.

Following our strategic shift in 2006 from focusing primarily on generating subscription revenues to focusing primarily on attracting and engaging Internet consumers and generating advertising revenues, we have become increasingly dependent on advertising revenues as our subscription access service revenues continue to decline. We have not been able to generate sufficient growth in our advertising revenues to offset the loss of subscription access service revenues we have experienced in recent years. In order for us to increase advertising revenues in the future, we believe it will be important to increase our overall volume of advertising sold, including through our higher-priced channels, and to maintain or increase pricing for advertising. Our ability to generate positive cash flows will be adversely affected over the next several years by the continued decline of access subscribers unless we can successfully implement our strategic plan, grow our online advertising business and reduce our current cost structure. Adding to this risk is that advertising revenues are more unpredictable and variable than our subscription access service revenues, and are more likely to be adversely affected during economic downturns, as spending by advertisers tends to be cyclical in line with general economic conditions. In addition, because subscription revenues have relatively low direct costs, the expected decline in subscription revenues will likely result in declines in operating income and cash flows for the foreseeable future, even if we achieve significant growth in advertising revenues. If we are unable to successfully implement our strategic plan and grow the earnings generated by our online advertising services, we may not be able to support our business in the future.

Accordingly, we have recently implemented several restructuring plans to better align our organizational structure and costs with our strategy. We anticipate additional restructuring plans and expect to continue to actively manage our costs. Identifying and implementing additional cost reductions, however, is becoming increasingly difficult to do in an operationally effective manner. If we do not recognize the anticipated benefits of our restructuring plans and cost reduction initiatives, or if we fail to better align our cost structure in a timely manner, our business could be adversely affected.

If we do not continue to develop and offer compelling content, products and services, our ability to attract new consumers or maintain the engagement of our existing consumers could be adversely affected.

In order to attract consumers and generate increased engagement on AOL Media, we believe we must offer compelling content, products and services. However, acquiring, developing and offering new content, products and services, as well as new functionality, features and enhanced performance of our existing content, products and services, may require significant costs and time to develop. In addition, consumer tastes are difficult to predict and subject to rapid change. If we are unable to provide content, products and services that are sufficiently attractive and relevant to consumers (including subscribers to our subscription access service), we may not be able to attract new consumers or maintain or increase our existing consumers’ engagement. Even if we successfully develop and offer compelling content, products and services, we may not be able to attract new consumers and maintain or increase our existing consumers’ engagement.

In general, subscribers to our subscription access service are among the most engaged consumers on AOL Media, including search. As our subscriber base declines, we need to maintain the engagement of former subscribers and increase the number and engagement of other consumers on AOL Media in order to successfully execute our business model. There can be no assurance that we will be able to maintain the engagement of former subscribers or attract and engage sufficient other consumers to sustain or increase historical engagement levels on AOL Media. If we cannot do so, our business could be adversely affected.

Even if we are able to attract new consumers to, and generate increased engagement on, AOL Media, we may not be able to maintain or increase our advertising revenues associated with AOL Media.

Different AOL Media properties generate varying volumes of advertising that are sold at a range of prices. To the extent our consumers are active on AOL Media properties where we do not deliver a high volume of advertisements or high-priced advertisements, we are limited in our ability to generate advertising revenues from such activity. Accordingly, if we are not able to attract and engage consumers to those AOL Media properties that typically generate higher-priced and higher-volume advertising, our advertising revenues may not increase even if the aggregate number of consumers on AOL Media properties increases and their aggregate engagement increases.

We face intense competition in all aspects of our business.

The Internet industry, with its low barriers to entry and rapidly shifting consumer tastes, is dynamic and rapidly evolving. New and popular competitors, such as social networking sites, online advertising businesses and providers of communication tools, quickly emerge. Competition among companies offering advertising products, technology and services, and aggregators of third-party products and services, is intense. Internationally, we face intense competition from both global and local competitors. In addition, competition may generally cause us to incur unanticipated costs associated with research and product development.

The competition faced by our subscription access service, especially from broadband Internet access providers, could cause the number of our subscribers to decline at a faster rate than experienced in the past. Dial-up Internet access services do not compete favorably with broadband access services with respect to connection speed and do not have a significant, if any, price advantage over certain broadband services. Many broadband providers, including cable companies, bundle their offerings with telephone, entertainment or other services, which may result in lower prices than stand-alone services. Based on customer survey information, the majority of our canceling access subscribers either already have broadband Internet connections or are leaving for broadband Internet connections. Broadband penetration of U.S. households increased from 28% in 2004 to 63% in 2008 and the number of U.S. households with dial-up access decreased from approximately 44 million in 2004 to 14 million in 2008. In addition to competition from broadband providers, competition among dial-up Internet access service providers is intense.

There can be no assurance that we will be able to compete successfully in the future with existing or potential competitors or that competition will not adversely affect our business.

Weak economic conditions could adversely affect our revenues.

The global economy is in a sustained and deep recession, and the future economic environment may continue to be less favorable than that of recent years. This recession could lead to further reduced advertising spending in the foreseeable future. Because we derive a substantial portion of our revenues from the sale of advertising, declines and delays in advertising spending could continue to reduce our revenues. Advertising spending by companies in certain sectors that have been significantly impacted by the downturn in the economy represents a significant portion of our advertising revenues, and any economic or other changes resulting in a significant reduction in the advertising spending of these or other sectors could further adversely affect our advertising revenues.

Additionally, declines in consumer spending due to weak economic conditions may cause advertisers to reduce their spending if consumers are purchasing fewer of their products or services, ultimately resulting in downward pricing pressure on our advertising inventory. As a result, declines in consumer spending could indirectly adversely affect our advertising revenues.

While we do not believe that our subscription access service has been adversely affected by the current recession, there is a risk that existing subscribers may elect to cancel their subscriptions as a result of the weaker economic climate. Should this occur, we may experience an accelerated decline in our subscription revenues.

Demand and pricing for, and volume sold of, online advertising may face downward pressure which would adversely affect our advertising revenues.

During 2008 and the first nine months of 2009, we experienced lower demand from advertisers across a number of advertiser categories that have been significantly impacted by weak global economic conditions. In order for us to maintain or increase advertising revenues in the future, we believe it will be important to increase our overall volume of advertising sold, including sales of advertising through our higher-priced channels, and to maintain or increase pricing for advertising. If overall demand continues to decline or if overall pricing declines occur, our advertising revenues could be adversely affected.

We are dependent on a third-party search provider.

We do not own or control a general text-based web search service. Instead, Google is, except in certain limited circumstances, the exclusive web search provider for AOL Media. In 2008, search advertising revenues comprised approximately one-third of our total advertising revenues and was the only category of our advertising revenues that grew year-over-year. Changes that Google has made and may unilaterally make in the future to its search service or advertising network, including changes in pricing, algorithms or advertising relationships, could adversely affect our advertising revenues. Furthermore, except in certain limited circumstances, we have agreed to use Google’s algorithmic search and sponsored links on an exclusive basis in the United States through December 19, 2010. Upon expiration of this agreement, there can be no assurance that the agreement will be renewed, or, if the agreement is renewed, that we would receive the same or a higher revenue share as we do under the current agreement. In addition, there can be no assurance that if we enter into an arrangement with an alternative search provider the terms would be as favorable as those under the current Google agreement. Even if we were to enter into an arrangement with an alternative search provider with terms as or more favorable than those under the current Google agreement, such an arrangement might generate significantly lower search advertising revenues for us if the alternative search provider is not able to generate search advertising revenues as successfully as Google currently does.

Because we do not own or control such a search service, we are not able to package and sell search advertising along with display advertising services outside of AOL Media. As search advertising represents a significant portion of online advertising spending, we believe that our lack of a proprietary search service could adversely affect our ability to maintain and increase advertising revenues.

We may need to raise additional capital, and we cannot be sure that additional financing will be available.

While subsequent to the separation we expect to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations and a new 364-day senior secured revolving credit facility to be entered into in connection with the separation, we may require additional financing in the future. Our ability to obtain future financing will depend, among other things, on our financial condition and results of operations as well as on the condition of the capital markets or other credit markets at the time we seek financing. We expect that Time Warner will provide a guarantee of the proposed revolving credit facility in order to facilitate its arrangement in connection with the spin-off. However, Time Warner will not provide guarantees with respect to our future financings, and without the benefit of such guarantee we may not be able to obtain replacement or other future financing on terms acceptable to us in a timely manner, or at all. Our ability to fund our working capital, capital expenditure and financing requirements in the future may be adversely affected if we are unable to extend the credit facility beyond the anticipated 364-day term or obtain a new credit facility or other financing at the end of the anticipated one-year term on acceptable terms. If we are unable to enter into the necessary financing arrangements or sufficient funds are not available on acceptable terms when required, we may not have sufficient liquidity and our business may be adversely affected.

The terms of our new revolving credit facility will contain restrictive covenants which may limit our business and financing activities.

The terms of our new revolving credit facility will include customary covenants which may impose restrictions on our business and financing activities, subject to certain exceptions or the consent of our lenders and Time Warner as guarantor, including, among other things, limits on our ability to incur additional debt, create liens, enter into merger and acquisition transactions, pay dividends and engage in transactions with affiliates. We also expect that the credit facility will contain certain customary affirmative covenants, including a requirement that we maintain a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio, and customary events of default. Our ability to comply with these covenants may be adversely affected by events beyond our control, including economic, financial and industry conditions. A breach of any of the credit facility covenants, including a failure to maintain a required ratio or meet a required test, may result in an event of default. This may allow our lenders to declare all amounts outstanding under the credit facility, together with accrued interest, to be immediately due and payable. If this occurs, we may not be able to refinance the accelerated indebtedness on acceptable terms, or at all, or otherwise repay the accelerated indebtedness. In addition, we will be restricted from extending, renewing or increasing our obligations under our new revolving credit facility, and the documentation entered into in connection with the facility may not be amended, modified, waived or released, in each case, without the consent of Time Warner, which may limit our ability to react to changes in financing needs or obtain relief from covenant restrictions in the event necessary.

If we cannot make our content, products and services available and attractive to consumers via devices other than personal computers, our ability to attract consumers and maintain or increase their engagement could be adversely affected.

Global consumers are increasingly accessing and using the Internet through devices other than personal computers, such as digital devices (e.g., smartphones). In order for consumers to access and use our content, products and services via these devices, we must ensure that our content, products and services are compatible with such devices. We also need to secure arrangements with device manufacturers and wireless carriers in order to have placement on these devices. We must also ensure that our licensing arrangements with third-party content providers allow us to make this content available on these devices. If we cannot effectively make our content, products and services available on these devices, fewer consumers may access and use our content, products and services. In addition, we must develop and offer effective advertising solutions on these devices in order to generate advertising revenues from the use of such devices by our consumers. If we are not able to attract and engage consumers via these devices or develop effective advertising solutions for such devices, our business could be adversely affected.

We rely on legacy technology infrastructure and a failure to update or replace this technology infrastructure could adversely affect our business.

Significant portions of our content, services and products are dependent on technology infrastructure that was developed a number of years ago. We expect to incur substantial ongoing costs to update and replace our legacy technology. In addition, we incur significant costs operating our business with multiple and often contradictory technology platforms and infrastructure. Updating and replacing our technology infrastructure may be challenging to implement and manage, may take time to test and deploy, may cause us to incur substantial costs and may cause us to suffer data loss or delays or interruptions in service. These delays or interruptions in service may cause our consumers, advertisers and publishers to become dissatisfied with our offerings and could adversely affect our business.

Our dependence on legacy technology infrastructure may also put us in a weaker position relative to a number of our key web services competitors. Competitors with newer technology infrastructure may have greater flexibility and be in a position to respond more quickly than us to new opportunities, which may impact our competitive position in certain markets and adversely affect our business.

In addition, many of our employees with the necessary skills to maintain and repair our legacy technology infrastructure have either been reassigned within the Company or are no longer with the Company, creating a potential gap in our ability to service and support this legacy infrastructure.

If we are unable to hire, engage and retain key personnel, our business could be adversely affected.

We are dependent on our ability to hire, engage and retain talented, highly-skilled employees, including employees with specific areas of expertise. Accomplishing this may be difficult due to many factors, including the impact of our restructuring plans on employee morale, the geographic location of our main corporate and business offices, fluctuations in global economic and industry conditions, frequent changes in our management and leadership and the attractiveness of our compensation programs relative to those of our competitors. If we do not succeed in retaining and engaging our key employees and in attracting new key personnel, including personnel with specific areas of expertise, we may be unable to meet our strategic objectives and, as a result, our business could be adversely affected.

Further, due to past changes in our strategic direction, we may not have employees whose skills fully align with those required to achieve our strategic objectives. In some cases, we may need to hire suitably skilled employees to address strategic challenges we may encounter in the future.

A failure to scale and adapt our existing technology architecture to manage the expansion of our offerings could adversely affect our business.

We expect to continue to expand our offerings to consumers, advertisers and publishers. Expanding the amount and type of our offerings will require substantial expenditures to scale or adapt our technology infrastructure. The technology architectures utilized for our consumer offerings and advertising services are highly complex and may not provide satisfactory support as usage increases and products and services expand, change and become more complex in the future. We may make additional changes to our architectures and systems to deliver our consumer offerings and services to advertisers and publishers, including moving to completely new technology architectures and systems. Such changes may be challenging to implement and manage, may take time to test and deploy, may cause us to incur substantial costs and may cause us to suffer data loss or delays or interruptions in service. These delays or interruptions in service may cause consumers, advertisers and publishers to become dissatisfied with our offerings and could adversely affect our business.

If we cannot effectively distribute our content, products and services, our ability to attract new consumers could be adversely affected.

As the Internet audience continues to fragment, distribution of our content, products and services via traditional methods (e.g., toolbars) may become less effective, and new distribution strategies may need to be developed. Even if we are able to distribute our content, products and services effectively, this does not assure that we will be able to attract new consumers.

Currently, an important distribution channel for AOL Media is through our subscription access service. However, our access service subscriber base has declined and is expected to continue to decline. This continued decline is likely to reduce the effectiveness of our subscription access service as a distribution channel. If we are unable to grow organically by attracting new consumers to our content, products and services, we may need to rely on distribution channels that require us to pay significant fees to third parties. Furthermore, these fees have been increasing as Internet companies compete for a limited number of premium distribution channels. Any increased reliance on these third-party distribution channels could adversely affect our business.

If we cannot continue to develop and offer effective advertising products and services, our advertising revenues could be adversely affected.

Growth in our advertising revenues depends on our ability to continue offering effective products and services for advertisers and publishers. Continuing to develop and improve these products and services may require significant time and costs. If we cannot continue to develop and improve our advertising products and services, our advertising revenues could be adversely affected. Furthermore, if we cannot enhance our existing advertising offerings or develop new advertising offerings or technologies to keep pace with market trends, including new technologies that more effectively or efficiently plan, price or target advertising, our advertising revenues could be adversely affected.

We are dependent on third parties for our business in Europe.

In 2006 and 2007, we sold to third parties our subscription access service businesses, including our subscriber relationships, in the United Kingdom, France and Germany. We now depend on the current owners of these businesses to continue our relationships with our former subscribers and to generate advertising revenues in these countries. We provide the owners of our former subscription access service businesses varying levels of programming and advertising services and receive a portion of advertising revenues generated from certain activities. If one or more of these agreements is terminated by these third parties, or these parties take actions that affect the relationships with our former subscribers, our advertising revenues and business in Europe could be adversely affected.

Our access service subscriber base could decline faster than we currently anticipate.

Our access service subscriber base has declined and is expected to continue to decline. This decline is the result of several factors, including the increased availability of high-speed Internet broadband connections, the fact that a significant amount of online content, products and services has been optimized for use with broadband Internet connections and the effects of our strategic shift announced in 2006, which resulted in significantly reduced marketing efforts for our subscription access service and the free availability of the vast majority of our content, products and services. Also, a substantial number of the subscribers to our subscription access service do not use the service to access the Internet on a regular basis and may terminate their subscription at any time. In addition, we must maintain the current payment method information of our subscribers and, if we fail to do so, we may lose paid relationships with some of our access subscribers. If any of these factors result in our access subscriber base declining faster than we currently anticipate, our subscription revenues and business could be adversely affected.

If we do not present a clear message about our strategic focus to our commercial partners, our ability to attract and retain partners could be adversely affected.

We have had multiple changes in executive leadership and leadership direction and, accordingly, we have presented our commercial partners with numerous mixed messages about our goals and our strategy for achieving these goals. As a result, some of our commercial partners may become reluctant to continue to partner with us. If our advertising and publishing partners become reluctant to partner with us, our business could be adversely affected.

A disruption or failure of our networks and information systems, the Internet or other technology may disrupt our business.

Our business is heavily dependent on the availability of network and information systems, the Internet and other technologies. Shutdowns or service disruptions caused by events such as criminal activity, computer viruses, denial of service attacks, power outages, natural disasters, accidents, terrorism or other events within or outside our control could adversely affect us and our consumers, including through service disruption, damage to equipment and data and excessive call volume to call centers. Such an event could result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. Significant incidents could result in a disruption of our business, consumer dissatisfaction and a loss of consumers or revenues.

We are dependent on third-party providers of telecommunications services.

Although we currently have agreements with several different third-party telecommunications service providers, there are only a limited number of such providers that are capable of providing our network services. To the extent that we cannot renew or extend our contracts with these providers on similar terms or to the extent that we cannot acquire similar network capacity from other providers on similar terms, the cost of obtaining network services may increase and our financial results could be adversely affected. In addition, because of the limited number of telecommunications services providers, in the event that a provider decides to exit the business of providing telecommunications services, our ability to maintain the geographic scope of these network services could be adversely affected. In such an event, certain consumers in the affected geographic areas would be unable to continue to use our subscription access service and our business could be adversely affected.

If we cannot continue to enforce and protect our intellectual property rights, our business could be adversely affected.

We rely on patent, copyright, trademark, domain name and trade secret laws in the United States and similar laws in other countries, as well as licenses and other agreements with our employees, consumers, suppliers and other parties, to establish and maintain our intellectual property rights in the technology, content, products and services used in our operations. These laws and agreements may not guarantee that our intellectual property rights will be protected and our intellectual property rights could be challenged or invalidated. In addition, such intellectual property rights may not be sufficient to permit us to take advantage of current industry trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of offerings or otherwise adversely affect our business.

We have been, and may in the future be, subject to claims of intellectual property infringement that could adversely affect our business.

Periodically, third parties claim that we infringe their intellectual property rights. We expect to continue to be subject to claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of others. These claims, whether meritorious or not, are time-consuming and costly to resolve, and may require expensive changes in our methods of doing business and/or our content, products and services. These intellectual property infringement claims may require us to enter into royalty or licensing agreements on unfavorable terms or to incur substantial monetary liability. Additionally, these claims may result in our being enjoined preliminarily or permanently from further use of certain intellectual property and/or our content, products and services, or may require us to cease or significantly alter certain of our operations. The occurrence of any of these events as a result of these claims could result in substantially increased costs, or could limit or reduce the number of our offerings to consumers, advertisers and publishers and otherwise adversely affect our business.

Some of our commercial agreements may require us to indemnify parties against intellectual property infringement claims, which may require us to use substantial resources to defend against or settle such claims or, potentially, to pay damages. Additionally, we may be exposed to liability or substantially increased costs if a commercial partner does not honor its contractual obligation to indemnify us for intellectual property infringement claims made by third parties. The occurrence of any of these events could adversely affect our business.

The misappropriation, release, loss or misuse of AOL data or consumer or other data could adversely affect our business.

Our business utilizes significant amounts of data about our business, consumers and our advertising and publishing partners in order to deliver our content, products and services and our advertising solutions. The misappropriation, release, loss or misuse of this data, whether by accident, omission or as the result of criminal activity, computer hacking, natural disasters, terrorism or other events, could lead to negative publicity, harm to our reputation, customer dissatisfaction, regulatory enforcement actions or individual or class-action lawsuits or significant expenditures to recover the data or protect data from similar releases in the future, and may otherwise adversely affect our business.

Changes to federal, state or international laws or regulations applicable to our business could adversely affect our business.

Our business is subject to a variety of federal, state and international laws and regulations, including those with respect to advertising generally, consumer protection, content regulation, privacy, defamation, child protection, advertising to and collecting information from children, taxation and billing. These laws and regulations and the interpretation or application of these laws and regulations could change. In addition, new laws or regulations affecting our business could be enacted. These laws and regulations are frequently costly to comply with and may divert a significant portion of management’s attention. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business.

There are several federal laws that specifically affect our business, including the following:

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The Children’s Online Privacy Protection Act of 1998 and the Federal Trade Commission’s related implementing regulations, which prohibit the collection of personal information from users under the age of 13 without parental consent. In addition, there has been an international movement to provide additional protections to minors who are online which, if enacted, could result in substantial compliance costs.

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The Digital Millennium Copyright Act of 1998, parts of which limit the liability of certain eligible online service providers for listing or linking to third-party websites that include materials which infringe copyrights or other intellectual property rights of others.

•	The Communications Decency Act of 1996, sections of which provide certain statutory protections to online service providers who distribute third-party content.

•	The Protect Our Children Act of 2008, which requires online services to report and preserve evidence of violations of federal child pornography laws under certain circumstances.

•	The Electronic Communications Privacy Act of 1986, which sets forth the provisions for access, use, disclosure and interception and privacy protections of electronic communications.

In addition, many states have enacted legislation governing the breach of data security in which sensitive consumer information is released or accessed. If we fail to comply with these applicable laws or regulations we could be subject to significant liabilities which could adversely affect our business.

Many of our advertising partners are subject to industry specific laws and regulations or licensing requirements, including advertisers in the following industries: pharmaceuticals, online gaming, alcohol, adult content, tobacco, firearms, insurance, securities brokerage, real estate, sweepstakes, free trial offers, automatic renewal services and legal services. If any of our advertising partners fail to comply with any of these licensing requirements or other applicable laws or regulations, or if such laws and regulations or licensing requirements become more stringent or are otherwise expanded, our business could be adversely affected.

Failure to comply with federal, state or international privacy laws or regulations, or the expansion of current or the enactment of new privacy laws or regulations, could adversely affect our business.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. We have posted privacy policies and practices concerning the collection, use and disclosure of user data on our websites. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and procedures could result in a loss of consumers or advertisers and adversely affect our business.

Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web “cookies” for behavioral advertising. We use cookies, which are small text files placed in a consumer’s browser, to facilitate authentication, preference management, research and measurement, personalization and advertisement and content delivery. In the Third Party Network, cookies or similar technologies help present, target and measure the effectiveness of advertisements. The regulation of these “cookies” and other current online advertising practices could adversely affect our business.

Changes to products, technology and services made by third parties and consumers could adversely affect our business.

We are dependent on many products, technologies and services provided by third parties, including browsers, data and search indexes, in order for consumers to use our content, products and services, as well as to deliver, measure, render and report advertising. Any changes made by these third parties or consumers to functionality, features or settings of these products, technologies and services could adversely affect our business. For example, third parties may develop, and consumers may install, software that is used to block advertisements or delete cookies, or consumers may elect to manually delete cookies more frequently. Likewise, search services providers may adjust their algorithms and indexes, which may hinder the ability of consumers to reach and use our content, products and services. This risk is increased because there are a small number of search services providers and any change made by one or more of these providers could significantly affect our business. The widespread adoption of these products and technologies or changes to current products, technologies and services could adversely affect our business.

Acquisitions of other businesses could adversely affect our operations and result in unanticipated liabilities.

Since January 1, 2008, we have acquired 11 businesses and we are likely to make additional acquisitions and strategic investments in the future. The completion of acquisitions and strategic investments and the integration of acquired companies or assets involve a substantial commitment of resources. In addition, past or future transactions may be accompanied by a number of risks, including:

•	the uncertainty of our returns on investment due to the new and developing industries in which some of the acquired companies operate;

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the adverse effect of known potential liabilities or unknown liabilities, such as claims of patent or other intellectual property infringement, associated with the companies acquired or in which we invest;

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the difficulty of integrating technology, administrative systems, personnel and operations of acquired companies into our services, systems and operations and unanticipated expenses related to such integration;

•	the potential loss or disengagement of key talent at acquired companies;

•	the potential disruption of our ongoing business and distraction of our management;

•	additional operating losses and expenses of the businesses we acquire or in which we invest and the failure of such businesses to perform as expected;

•	the failure to successfully further develop acquired technology, resulting in the impairment of amounts currently capitalized as intangible assets;

•	the difficulty of reconciling potentially conflicting or overlapping contractual rights and duties; and

•	the potential impairment of relationships with consumers, partners and employees as a result of the combination of acquired operations and new management personnel.

The failure to successfully address these risks or other problems encountered in connection with past or future acquisitions and strategic investments could cause us to fail to realize the anticipated benefits of such transactions and incur unanticipated liabilities that could harm our business.

We face risks relating to doing business internationally that could adversely affect our business.

Our business operates and serves consumers worldwide. There are certain risks inherent in doing business internationally, including:

•	economic volatility and the current global economic recession;

•	currency exchange rate fluctuations;

•	the requirements of local laws and customs relating to the publication and distribution of content and the display and sale of advertising;

•	uncertain protection and enforcement of our intellectual property rights;

•	import or export restrictions and changes in trade regulations;

•	difficulties in developing, staffing and simultaneously managing a large number of foreign operations as a result of distance as well as language and cultural differences;

•	issues related to occupational safety and adherence to local labor laws and regulations;

•	potentially adverse tax developments;

•	longer payment cycles;

•	political or social unrest;

•	seasonal volatility in business activity;

•	risks related to government regulation;

•	the existence in some countries of statutory shareholder minority rights and restrictions on foreign direct ownership;

•	the presence of corruption in certain countries; and

•	higher than anticipated costs of entry.

One or more of these factors could adversely affect our business.

Also, we could be at a competitive disadvantage in the long term if we are not able to capitalize on international opportunities in growth economies. International expansion involves significant investment as well as risks associated with doing business abroad, as described above. Furthermore, investments in some regions can take a long period to generate an adequate return and in some cases there may not be a developed or an efficient legal system to protect foreign investment or intellectual property rights. In addition, if we expand into new international regions, we may have limited experience in operating and marketing our products and services in such regions and could be at a disadvantage compared to competitors with more experience.

We could be subject to additional tax liabilities which could adversely affect our business.

International, federal, state and local tax laws and regulations affecting our business, or interpretations or application of these tax laws and regulations, could change. In addition, new international, federal, state and local tax laws and regulations affecting our business could be enacted or taxing authorities may disagree with our interpretation of tax laws and regulations. Our subscription access service is protected from taxation through the Federal Internet Tax Non-Discrimination Act, which is in effect until November 2014. However, faced with decreasing revenues, several states have sought to increase revenue by taxing advertising generally, Internet advertising specifically, or by increasing general business taxes. Imposing new taxes on advertising or Internet advertising would adversely affect us. An increase in general business taxes would adversely affect us if it occurred in a jurisdiction in which we operate. Other states have sought to expand the definition of “nexus” for the purpose of taxing goods and services sold over the Internet. If enacted, these new taxes would adversely affect our consumers and, as a result, could adversely affect our business.

We could be required to record significant impairment charges in the future.

We are required under generally accepted accounting principles to test goodwill for impairment at least annually, and to review our identifiable intangible assets when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and identifiable intangible assets include significant adverse changes in the business climate and declines in the value of our business. We recorded a significant goodwill impairment charge in 2008 and may be required to record additional impairment charges (which would reduce our net income) in the future.

Risks Relating to the Spin-Off

The spin-off could result in significant tax liability to Time Warner shareholders.

The spin-off is conditioned on the receipt by Time Warner, on or before the distribution date, of an opinion of counsel confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its shareholders, except to the extent of cash received in lieu of fractional shares. Time Warner can waive receipt of the tax opinion as a condition to the spin-off. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 33 of this Information Statement for more detail.

The opinion will be based on, among other things, certain assumptions and representations made by Time Warner and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the Internal Revenue Service or the courts. Notwithstanding receipt by Time Warner of the opinion of counsel, the IRS could determine that the spin-off should be treated as a taxable transaction if it disagrees with the conclusions in the opinion.

If the IRS were to determine that the spin-off should be treated as a taxable transaction, then a U.S. holder receiving our shares in the spin-off will be treated as having received a distribution to the extent of the fair market value of the shares received on the distribution date. That distribution will be treated as taxable dividend income to the extent of such holder’s ratable share of the current and accumulated earnings and profits of Time Warner, if any. Any amount that exceeds such share of earnings and profits of Time Warner will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in its shares of common stock of Time Warner (thus reducing such adjusted tax basis), with any remaining amounts being treated as capital gain. For a more detailed discussion, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” beginning on page 33 of this Information Statement.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Time Warner.

As an independent, publicly-traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, by separating from Time Warner, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Time Warner. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. For example, it is possible that investors and securities analysts will not place a greater value on our business as an independent company than on our business as a part of Time Warner.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the spin-off.

We have historically operated as part of Time Warner’s corporate organization, and Time Warner has assisted us by providing certain corporate functions. Following the spin-off, Time Warner will have no obligation to provide assistance to us other than the interim services to be provided as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement. Because our business has previously operated as part of the wider Time Warner organization, we cannot assure you that we will be able to successfully implement the changes necessary to operate independently or that we will not incur additional costs that could adversely affect our business.

Our historical financial information is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

The historical financial information we have included in this Information Statement may not reflect what our results of operations, financial position and cash flows would have been had we been an independent, publicly-traded company during the periods presented, or what our results of operations, financial position and cash flows will be in the future when we are an independent company. This is primarily because:

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we will enter into transactions with Time Warner that either have not existed historically or that are on different terms than the terms of arrangements or agreements that existed prior to the spin-off;

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our historical financial information reflects allocations for certain services historically provided to us by Time Warner that may not reflect the costs we will incur for similar services in the future as an independent company; and

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our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the cost structure, personnel needs, financing and operations of our business.

Following the spin-off, we also will be responsible for the additional costs associated with being an independent, publicly-traded company, including costs related to corporate governance and public reporting. Therefore, our financial statements may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this Information Statement.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent of a third party in connection with the transactions contemplated by the reorganization and distribution. If such consent is not given, we may not be entitled to the benefit of such contracts in the future.

Certain of the contracts to be transferred or assigned to us in connection with the reorganization contain provisions which require the consent of a third party to the reorganization, the distribution or both. If we are unable to obtain such consents on commercially reasonable and satisfactory terms, our ability to obtain the benefit of such contracts in the future may be impaired.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Time Warner.

The agreements related to our separation from Time Warner, including the Separation and Distribution Agreement, Transition Services Agreement, Second Tax Matters Agreement, Employee Matters Agreement, Intellectual Property Cross-License Agreement, IT Applications and Database Agreement, Master Services Agreement for ATDN and Hosting Services and any other agreements, will be negotiated in the context of our separation from Time Warner while we are still part of Time Warner. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations among Time Warner and us. We may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions” beginning on page 153 of this Information Statement for more detail.

Risks Relating to our Common Stock and the Securities Market

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the spin-off, and following the spin-off our stock price may fluctuate significantly.

There is currently no public market for our common stock. It is anticipated that before the distribution date for the spin-off, trading of shares of our common stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

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our business profile and market capitalization may not fit the investment objectives of some Time Warner shareholders and, as a result, these Time Warner shareholders may sell our shares after the distribution;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations;

•	changes in laws and regulations affecting our business; and

•	general economic conditions and other external factors.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. This has been particularly true in recent years for Internet services companies. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with the spin-off, which could cause our stock price to decline.

The shares of our common stock that Time Warner distributes to its shareholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant shareholder to sell our common stock following the separation, it is possible that some Time Warner shareholders, possibly including some of our larger shareholders, will sell our common stock received in the distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in AOL will be diluted in the future.

Your percentage ownership in AOL will be diluted in the future because of equity awards that have been granted to our Chairman and Chief Executive Officer that will be converted into AOL common stock-based equity awards, as well as any additional equity awards that are granted to our directors, officers and employees. We intend to establish equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future.

Provisions in our amended and restated certificate of incorporation and by-laws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirors to negotiate with our board of directors rather than to attempt a hostile takeover.  These provisions include rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings and the right of our board to issue preferred stock without shareholder approval.

Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us.  For more information, see “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and By-laws” beginning on page 163 of this Information Statement.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our board and by providing our board with more time to assess any acquisition proposal.  These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board determines is not in the best interests of our company and our shareholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains certain “forward-looking statements” regarding business strategies, market potential, future financial performance and other matters. Words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify forward-looking statements. These forward-looking statements are based on management’s current expectations and beliefs about future events. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except for our ongoing obligations to disclose material information under the federal securities laws, neither we nor Time Warner are under any obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements whether as a result of such changes, new information, subsequent events or otherwise.

Various factors could adversely affect our operations, business or financial results in the future and cause our actual results to differ materially from those contained in the forward-looking statements, including those factors discussed in detail in “Risk Factors” beginning on page 15 of this Information Statement. In addition, we operate in a highly competitive, consumer and technology-driven and rapidly changing interactive services business. This business is affected by government regulation, economic, strategic, political and social conditions, consumer response to new and existing products and services, technological developments and, particularly in view of new technologies, the continued ability to protect intellectual property rights. Our actual results could differ materially from management’s expectations because of changes in such factors.

Further, lower than expected valuations associated with our cash flows and revenues may result in our inability to realize the value of recorded intangibles and goodwill. In addition, achieving our business and financial objectives, including growth in operations and maintenance of a strong balance sheet, could be adversely affected by the factors discussed or referenced under the section “Risk Factors” beginning on page 15 of this Information Statement as well as, among other things:

•	a longer than anticipated continuation of the current economic slowdown or further deterioration in the economy;

•	decreased liquidity in the capital markets, including any reduction in the ability to access the capital markets for debt securities or bank financings;

•	our borrowing capacity under the new revolving credit facility;

•	the impact of terrorist acts and hostilities;

•	changes in our plans, strategies and intentions;

•	the impact of significant acquisitions, dispositions and other similar transactions; and

•	the failure to meet earnings expectations.

THE SPIN-OFF

Background

On May 28, 2009, Time Warner announced plans for the complete legal and structural separation of AOL from Time Warner. On November 2, 2009, we converted from AOL Holdings LLC into a Delaware corporation named AOL Inc. Prior to the spin-off Time Warner will cause substantially all of the assets and liabilities of AOL LLC (other than AOL LLC’s guarantees of indebtedness of Time Warner and other non-AOL affiliates of Time Warner, certain leasehold interests and other assets and liabilities which are not material to the AOL business), our wholly-owned subsidiary that currently holds, directly or indirectly, all of the AOL business, to be transferred to and assumed by us. Following this transfer and assumption of AOL LLC’s assets and liabilities, ownership of AOL LLC will be transferred to, and retained by, Time Warner. We refer to these steps in this Information Statement as the reorganization. For more information, see the description of the Internal Transactions in “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement.

The structure of the reorganization was determined by Time Warner in connection with the successful completion of a solicitation of consents, which we refer to as the Consent Solicitation, from the holders of certain outstanding public debt of Time Warner or its subsidiaries that is guaranteed by AOL LLC. The Consent Solicitation resulted in the adoption on April 16, 2009 of amendments to each indenture underlying such debt. As a result of the Consent Solicitation, certain covenant restrictions no longer apply to the conveyance or transfer by AOL LLC of its properties and assets substantially as an entirety (including the transfer to AOL contemplated by the reorganization), provided that Home Box Office, Inc. issues a guarantee of such debt, but AOL LLC was not released from its guarantee obligations as a result of the Consent Solicitation and will remain a guarantor following the spin-off. Accordingly, it is necessary for AOL LLC to remain a part of Time Warner following the distribution of substantially all of its assets and liabilities to AOL. Following the spin-off, AOL and its subsidiaries will not guarantee any debt issued by Time Warner or its subsidiaries. See Note 9 of the interim consolidated financial statements for more information regarding the Consent Solicitation.

As part of a broad strategic alliance with Google Inc., on April 13, 2006, Time Warner issued a 5% equity interest in us to Google for $1,000 million in cash. On July 8, 2009, Time Warner repurchased Google’s 5% interest in us. Following this purchase, we became a 100%-owned subsidiary of Time Warner. For a more detailed discussion of the strategic alliance, see Note 3 to the accompanying audited consolidated financial statements.

To accomplish the spin-off, Time Warner will, following the reorganization, distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to Time Warner shareholders on a pro rata basis. Following the spin-off, Time Warner will not own any equity interest in us, and we will operate independently from Time Warner. No vote of Time Warner’s shareholders is required or is being sought in connection with the spin-off, and Time Warner’s shareholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this Information Statement is subject to the satisfaction or waiver of certain conditions. In addition, Time Warner has the right not to complete the spin-off if, at any time, the board of directors of Time Warner determines, in its sole discretion, that the spin-off is not in the best interests of Time Warner or its shareholders, or that market conditions are such that it is not advisable to separate AOL from Time Warner. For a more detailed description, see “—Conditions to the Spin-Off” on page 36 of this Information Statement.

Reasons for the Spin-Off

The Time Warner board of directors has regularly reviewed the businesses that comprise Time Warner to ensure that Time Warner’s resources are being put to use in a manner that is in the best interests of Time Warner and its shareholders. In reaching the decision to separate AOL and to pursue a spin-off of AOL, the Time Warner board considered a wide range of potential structural alternatives for AOL, such as retaining some or all of the AOL business as part of Time Warner, a sale or merger of some or all of the AOL business to or with third parties, and a variety of different approaches to separating some or all of the AOL business as a stand-alone entity or entities. Time Warner’s management retained Allen & Company LLC, BofA Merrill Lynch and Deutsche Bank Securities, Inc. to advise management and assist in the evaluation of a range of strategic alternatives with respect to Time Warner’s ownership of AOL. The board evaluated these alternatives with the goal of enhancing shareholder value with the input and advice of Time Warner and AOL management. As part of this evaluation, the board considered a number of factors, including the strategic focus and flexibility for Time Warner and AOL, the ability of Time Warner and AOL to compete and operate efficiently and effectively (including, but not limited to, AOL’s ability to retain and attract management talent), the financial profile of Time Warner and AOL, the potential reaction of investors and the probability of successful execution of the various structural alternatives and the risks associated with those alternatives.

As a result of this evaluation, the Time Warner board of directors determined that proceeding with a spin-off of AOL would be in the best interests of Time Warner and its shareholders. The board considered the following benefits of this approach:

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Strategic Focus and Flexibility. Following the spin-off, Time Warner and AOL will each have more focused businesses and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The spin-off will also allow each of Time Warner and AOL to enhance its strategic flexibility to respond to industry dynamics.

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Focused Management. The spin-off will allow management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of the respective companies.

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Management Incentives. The spin-off will enable AOL to create incentives for its management and employees that are more closely tied to its business performance and shareholder expectations. AOL equity-based compensation arrangements will more closely align the interests of AOL’s management and employees with the interests of its shareholders and should increase AOL’s ability to attract and retain personnel.

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Investor Choice. The spin-off will allow investors to make independent investment decisions with respect to Time Warner and AOL. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

In determining whether to effect the spin-off, the board of directors of Time Warner also considered the costs and risks associated with the transaction, including those associated with preparing AOL to become an independent, publicly-traded company, the risk of volatility in our stock price that may occur immediately following the spin-off due to sales by Time Warner’s shareholders whose investment objectives may not be met by our common stock and the time that it may take for our Company to attract its optimal shareholder base. Notwithstanding these costs and risks, however, the board of directors of Time Warner determined that a spin-off was the best alternative to enhance shareholder value taking into account the factors discussed above.

Manner of Effecting the Spin-Off

Time Warner will effect the spin-off by distributing to its shareholders, as a pro rata dividend, one share of our common stock for every eleven shares of Time Warner common stock outstanding as of November 27, 2009, the record date of the distribution.

Prior to the spin-off, Time Warner will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Following the distribution date, which is December 9, 2009, the distribution agent will electronically deliver the shares of our common stock issuable in the spin-off to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership where no physical share certificates are issued to shareholders, as is the case in this distribution.

Commencing on or shortly after the distribution date, if you are a registered holder of Time Warner shares entitled to shares of our common stock, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the distribution date to complete the distribution of the shares of our common stock and mail statements of holding to all Time Warner shareholders.

Please note that if you sell any of your shares of Time Warner common stock on or before the distribution date, the buyer of those shares, and not you, may in certain circumstances be entitled to receive the shares of our common stock issuable in respect of the shares sold. See “—Trading Prior to the Distribution Date” on page 36 of this Information Statement for more information.

A number of Time Warner shareholders hold their Time Warner common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Time Warner common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the common stock of our company that you are entitled to receive in the spin-off. If you have any questions concerning the mechanics of having shares held in street name, we encourage you to contact your bank or brokerage firm.

Shareholders of Time Warner are not being asked to take any action in connection with the spin-off. No shareholder approval of the spin-off is required or is being sought. We are not asking you for a proxy, and request that you not send us a proxy. You are also not being asked to surrender any of your shares of Time Warner common stock for shares of our common stock. The number of outstanding shares of Time Warner common stock will not change as a result of the spin-off.

We expect to incur approximately $15.0 million of costs associated with the separation, primarily related to consulting and audit fees, board search and recruiting costs and legal expenses. We expect to fund these costs through our cash flows from operations.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares in connection with the spin-off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Time Warner shareholder who would otherwise have been entitled to receive a fractional share in the distribution. The distribution agent will, in its sole discretion, without any influence by Time Warner or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent and any broker-dealer used by the distribution agent will not be an affiliate of either Time Warner or us.

The distribution agent will send a check to each registered holder of Time Warner common stock who is entitled to a fractional share representing the cash amount deliverable in lieu of the shareholder’s fractional share interest as soon as practicable following the distribution date. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds from the sales. No interest will be paid on any cash distributed in lieu of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders.
See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. Federal income tax consequences to the holders of Time Warner common stock in connection with the spin-off. This summary is based on the Internal Revenue Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Time Warner common stock that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of Time Warner common stock that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. Federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Time Warner common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Time Warner equity;

•	holders owning Time Warner common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. Federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	persons that own Time Warner common stock through partnerships or other pass-through entities.

This summary does not address the U.S. Federal income tax consequences to Time Warner shareholders who do not hold Time Warner common stock as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. Federal income tax purposes) holds Time Warner common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

The spin-off is conditioned on Time Warner’s receipt of a favorable opinion of Cravath, Swaine & Moore LLP confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its shareholders, except to the extent of cash received in lieu of fractional shares. The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. Assuming the spin-off qualifies as tax-free:

•	the spin-off will not result in any taxable income, gain or loss to Time Warner;

•	no gain or loss will be recognized by, or be includible in the income of, a shareholder of Time Warner common stock, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Time Warner common stock and our common stock in the hands of Time Warner’s shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Time Warner common stock held by the holder immediately before the spin-off, allocated between the common stock of Time Warner and us in proportion to their relative fair market values on the date of the spin-off; and

•

the holding period of our common stock received by Time Warner’s shareholders will include the holding period of their Time Warner common stock, provided that such Time Warner common stock is held as a capital asset on the date of the spin-off.

Time Warner’s shareholders that have acquired different blocks of Time Warner common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of Time Warner common stock.

The Spin-Off and Tax-Free Transaction Status

Time Warner has not requested, and does not intend to request, a private letter ruling from the IRS confirming that the spin-off will be tax-free to shareholders of Time Warner for U.S. Federal income tax purposes. Time Warner has made it a condition to the spin-off that Time Warner obtain an opinion of Cravath, Swaine & Moore LLP confirming that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its shareholders, except to the extent of cash received in lieu of fractional shares. The opinion will be based on various factual representations and assumptions, as well as certain undertakings made by Time Warner and us. If any of those factual representations or assumptions were untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were materially different from the facts at the time of the spin-off, the spin-off may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS. As a result, the conclusions expressed in the opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

If the spin-off were not to qualify as a tax-free transaction, each shareholder who receives our common stock in the spin-off would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the extent of the shareholder’s pro rata share of Time Warner’s current and accumulated earnings and profits;

•	a reduction in the shareholder’s basis (but not below zero) in Time Warner common stock to the extent the amount received exceeds the shareholder’s share of Time Warner’s earnings and profits; and

•

a taxable gain from the exchange of Time Warner common stock to the extent the amount received exceeds both the shareholder’s share of Time Warner’s earnings and profits and the basis in the shareholder’s Time Warner common stock.

Information Statement

U.S. Treasury Regulations require each Time Warner shareholder that immediately before the spin-off owned 5% or more (by vote or value) of the total outstanding stock of Time Warner to attach to such shareholder’s U.S. Federal income tax return for the year in which such stock is received a statement setting forth certain information related to the spin-off.

Results of the Spin-Off

After the spin-off, we will be an independent, publicly-traded company. Immediately following the spin-off, we estimate we will have approximately 105.7 million shares of our common stock issued and outstanding (based on the number of shares of Time Warner common stock expected to be outstanding as of the record date). The actual number of shares of our common stock to be distributed in the spin-off will depend on the actual number of shares of Time Warner common stock outstanding on the record date, and will reflect any issuance of new shares pursuant to Time Warner’s equity plans, including from exercises of stock options and vestings of restricted stock units or performance stock units, and any shares repurchased by Time Warner under its common stock repurchase program, in each case on or prior to the record date. The spin-off will not affect the number of outstanding shares of Time Warner common stock or any rights of Time Warner shareholders, although we expect the trading price of shares of Time Warner common stock immediately following the distribution to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the AOL business. Furthermore, until the market has fully analyzed the value of Time Warner without the AOL business, the price of shares of Time Warner common stock may fluctuate.

Immediately following the spin-off, we expect to have approximately 1.07 million holders of shares of our common stock (based on the number of holders of Time Warner common stock on November 4, 2009).

Before our separation from Time Warner, we will enter into a Separation and Distribution Agreement and several other agreements with Time Warner related to the spin-off. These agreements will govern the relationship between AOL and Time Warner up to and subsequent to the completion of the separation and provide for the allocation between AOL and Time Warner of various assets, liabilities and obligations (including employee benefits, intellectual property, information technology and tax-related assets and liabilities). We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement.

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly-owned subsidiary of Time Warner. Accordingly, there is currently no public market for our common stock, although a “when-issued” market in our common stock may develop prior to the distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the New York Stock Exchange under the symbol “AOL.”   Following the spin-off, Time Warner common stock will continue to trade on the New York Stock Exchange under the symbol “TWX.”

Neither we nor Time Warner can assure you as to the trading price of Time Warner common stock or our common stock after the spin-off, or as to whether the combined trading prices of our common stock and the Time Warner common stock after the spin-off will be less than, equal to or greater than the trading prices of Time Warner common stock prior to the spin-off. The trading price of our common stock may fluctuate significantly following the spin-off. See “Risk Factors—Risks Relating to our Common Stock and the Securities Market” beginning on page 27 of this Information Statement for more detail.

The shares of our common stock distributed to Time Warner shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (which we refer to in this Information Statement as the Securities Act), or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

It is anticipated that, as early as two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Time Warner shareholders on the distribution date. If you own shares of Time Warner common stock at the close of business on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Time Warner common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and regular-way trading will begin.

Following the distribution date, we expect shares of our common stock to be listed on the New York Stock Exchange under the trading symbol “AOL.” We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, as early as two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Time Warner common stock: a “regular-way” market and an “ex-distribution” market. Shares of Time Warner common stock that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Time Warner common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Time Warner common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise be entitled to receive pursuant to the distribution.

Conditions to the Spin-Off

We expect that the separation will be effective on the distribution date, provided that the following conditions shall have been satisfied or waived by Time Warner:

•

the board of directors of Time Warner shall have authorized and approved the separation and distribution and not withdrawn such authorization and approval, and shall have declared the dividend of AOL common stock to Time Warner shareholders;

•	each ancillary agreement contemplated by the Separation and Distribution Agreement shall have been executed by each party thereto;

•

the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange approved by Time Warner, subject to official notice of issuance;

•

the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner—Separation and Distribution Agreement” beginning on page 153 of this Information Statement) shall have been completed;

•

Time Warner shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that the spin-off will not result in the recognition, for U.S. Federal income tax purposes, of gain or loss to Time Warner or its shareholders, except to the extent of cash received in lieu of fractional shares;

•

Time Warner shall have received a certificate signed by our Chief Financial Officer, dated as of the distribution date, certifying that prior to the distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collections systems, in the ordinary course consistent with prior practice, subject to an exception which permits us to cause any excess cash held by our foreign subsidiaries to be transferred to us or any of our other subsidiaries;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution shall be in effect, and no other event outside the control of Time Warner shall have occurred or failed to occur that prevents the consummation of the distribution;

•

no other events or developments shall have occurred prior to the distribution date that, in the judgment of the board of directors of Time Warner, would result in the spin-off having a material adverse effect on Time Warner or its shareholders;

•	prior to the distribution date, this Information Statement shall have been mailed to the holders of Time Warner common stock as of the record date;

•

our current directors shall have duly elected the individuals listed as members of our post-distribution board of directors in this Information Statement, and such individuals shall be the members of our board of directors immediately after the distribution; provided, however, that our current directors shall appoint one independent director prior to the date on which when-issued trading of our common stock commences on the New York Stock Exchange and such director shall serve on our audit and finance committee; and

•

immediately prior to the distribution date, our amended and restated certificate of incorporation and by-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Time Warner to effect the spin-off. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. Time Warner has the right not to complete the spin-off if, at any time, the board of directors of Time Warner determines, in its sole discretion, that the spin-off is not in the best interests of Time Warner or its shareholders, or that market conditions are such that it is not advisable to separate AOL from Time Warner.

Reasons for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to Time Warner shareholders who will receive shares of our common stock in the distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Time Warner. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Time Warner undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

We intend to retain future earnings for use in the operation of our business and to fund future growth. We do not anticipate paying any dividends for the foreseeable future. The decision whether to pay future dividends will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our board of directors deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

CAPITALIZATION

The following table sets forth the unaudited cash and capitalization of AOL as of September 30, 2009, on an historical basis and as adjusted for the spin-off. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this Information Statement.

	September 30, 2009
	Historical	As adjusted
($ in millions)	(unaudited)	(unaudited)
Cash(1)	$76.7	$100.0

Capitalization:

Indebtedness:
Senior secured revolving credit facility	$—	$—
Current portion of obligations under capital lease	30.5	30.5
Long-term obligations under capital lease	42.3	42.3

Equity:
Common stock, $.01 par value(2)	—	1.1
Additional paid-in capital(2)	—	3,361.4
Divisional equity(2)	3,436.8	—
Accumulated other comprehensive loss, net	(281.7)	(281.7)
Noncontrolling interest	1.2	1.2

Total capitalization	$3,229.1	$3,154.8

(1)	The “As adjusted” cash reflects a cash contribution to us from Time Warner in connection with the spin-off such that our total cash balance as of the effective date of the spin-off will be $100.0 million.

(2)	Upon the effective date of the spin-off, our divisional equity will be reclassified and allocated between common stock and additional paid-in capital based on the number of shares of AOL common stock issued and outstanding. The “As adjusted” capitalization reflects an estimate of 105.7 million shares of our common stock assumed to be issued and outstanding upon the spin-off. In addition, the “As adjusted” capitalization reflects the effects of certain transactions between us and Time Warner which will be recorded as adjustments to equity prior to the spin-off. These adjustments primarily consist of the reversal of our liability to Time Warner for certain tax positions (an estimated increase to additional paid-in capital of $361.5 million based on the outstanding liability at September 30, 2009, which includes the related accrual for interest and penalties), and the reversal of our equity-based compensation deferred tax assets (an estimated decrease to additional paid-in capital of $485.9 million, based on the deferred tax asset balance at September 30, 2009) which will be retained by Time Warner following the spin-off.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present certain selected historical financial information as of and for each of the years in the five-year period ended December 31, 2008, and as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008. The selected historical consolidated financial data as of December 31, 2008 and 2007 and for each of the fiscal years in the three-year period ended December 31, 2008, and as of September 30, 2009 and for the nine months ended September 30, 2009 and 2008, are derived from our historical consolidated financial statements included elsewhere in this Information Statement. The selected historical consolidated financial data as of December 31, 2006 and as of and for the years ended December 31, 2005 and 2004 are derived from our unaudited consolidated financial statements that are not included in this Information Statement. The unaudited financial statements have been prepared on the same basis as the audited financial statements, and in the opinion of our management include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The selected historical financial data presented below should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement.  For each of the periods presented, we were a subsidiary of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent, publicly-traded company or of the costs to be incurred in the future.

	Years Ended December 31,					Nine Months Ended September 30,
	2008	2007	2006	2005	2004	2009	2008
($ in millions, except per share amounts)				(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data:
Revenues:
Advertising	$2,096.4	$2,230.6	$1,886.1	$1,337.8	$1,005.0	$1,276.7	$1,583.9
Subscription	1,929.3	2,787.9	5,783.6	6,754.9	7,476.9	1,081.4	1,499.9
Other	140.1	162.2	117.0	109.4	139.7	89.6	107.8

Total revenues	$4,165.8	$5,180.7	$7,786.7	$8,202.1	$8,621.6	$2,447.7	$3,191.6
Operating income (loss)(a)	$(1,167.7)	$1,853.8	$1,167.8	$(1,817.8)	$230.5	$427.7	$764.0
Income (loss) from continuing operations(b)	$(1,526.6)	$1,213.3	$716.5	$(363.6)	$477.0	$247.1	$433.6

Net income (loss) attributable to AOL Inc.(c)	$(1,525.8)	$1,396.1	$749.7	$(334.1)	$564.4	$247.4	$434.1

Income per Share Data(d):
Basic income (loss) per common share from continuing operations	$(14.44)	$11.49	$6.78	$(3.44)	$4.51	$2.34	$4.11
Discontinued operations	—	1.72	0.18	0.28	0.30	—	—
Cumulative effect of accounting change	—	—	0.13	—	0.53	—	—

Basic net income (loss) per common share	$(14.44)	$13.21	$7.09	$(3.16)	$5.34	$2.34	$4.11

Diluted income (loss) per common share from continuing operations	$(14.44)	$11.49	$6.78	$(3.44)	$4.51	$2.34	$4.11
Discontinued operations	—	1.72	0.18	0.28	0.30	—	—
Cumulative effect of accounting change	—	—	0.13	—	0.53	—	—

Diluted net income (loss) per common share	$(14.44)	$13.21	$7.09	$(3.16)	$5.34	$2.34	$4.11

Shares used in computing basic and diluted income per share (millions)	105.7	105.7	105.7	105.7	105.7	105.7	105.7

(a)	2008 includes a $2,207.0 million non-cash impairment to reduce the carrying value of goodwill and $20.8 million in amounts incurred related to securities litigation and government investigations. 2007 includes a net pre-tax gain of $668.2 million on the sale of the German access service business and $171.4 million in amounts incurred related to securities litigation and government investigations. 2006 includes a $767.4 million gain on the sales of the French and United Kingdom access service businesses and $705.2 million in amounts incurred related to securities litigation and government investigations. 2005 includes $2,864.8 million in amounts incurred related to securities litigation and government investigations. 2004 includes $536.0 million in amounts incurred related to securities litigation and government investigations. The nine months ended September 30, 2009 include $21.0 million in amounts incurred related to securities litigation and government investigations. The nine months ended September 30, 2008 include $12.6 million in amounts incurred related to securities litigation and government investigations.

(b)	Includes net gains of $944.4 million in 2005 and $293.6 million in 2004 related to the sale of primarily available-for-sale equity securities.

(c)	Includes net income of $182.1 million in 2007, $18.9 million in 2006, $29.5 million in 2005 and $31.4 million in 2004 related to discontinued operations. 2006 also includes a non-cash benefit of $14.3 million as the cumulative effect of an accounting change upon the adoption of guidance related to the accounting for equity-based compensation to recognize the effect of estimating the number of equity awards granted prior to January 1, 2006 that are ultimately not expected to vest. 2004 also includes a non-cash benefit of $34.0 million related to the cumulative effect of an accounting change in connection with the consolidation of America Online Latin America, Inc.

(d)	On November 2, 2009, we converted from AOL Holdings LLC, a limited liability company wholly owned by Time Warner, to AOL Inc., a corporation wholly owned by Time Warner, and issued 105.7 million shares of $0.01 par value common stock. This share amount is being utilized for the calculations of basic and diluted income per share attributable to AOL Inc. common shareholders for all periods presented.

	As of December 31,					As of September 30, 2009
	2008	2007	2006	2005	2004
($ in millions)			(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash	$134.7	$151.9	$401.5	$119.9	$256.9	$76.7
Total assets	$4,861.3	$6,863.1	$6,786.4	$6,064.6	$7,803.0	$4,379.0

Long-term notes payable and obligations under capital leases	$33.7	$24.7	$105.1	$110.4	$153.7	$42.3
Total equity	$3,737.7	$5,269.5	$4,505.8	$3,530.8	$4,346.0	$3,156.3

BUSINESS

Introduction

We are a leading global web services company with an extensive suite of brands and offerings and a substantial worldwide audience. Our business spans online content, products and services that we offer to consumers, publishers and advertisers. We are focused on attracting and engaging consumers and providing valuable online advertising services on both our owned and operated properties and third-party websites. We have the largest advertising network in terms of online consumer reach in the United States as of September 2009. Our ability to broadly reach diverse demographic and geographic audiences is attractive to brand advertisers seeking to promote their brands to a variety of consumers without having to partner with multiple content providers.

Historically, our primary strategic focus was our dial-up Internet access services business which operated one of the largest Internet subscription access services in the United States. As broadband penetration in the United States increased, we experienced a decline, which we continue to experience, in subscribers to our access service. At the same time, online advertising experienced significant growth. In August 2006, we fundamentally shifted the primary strategic focus of our business from generating subscription revenues to attracting and engaging Internet consumers and generating advertising revenues. In connection with this shift, we began offering the vast majority of our content, products and services to consumers for free in an effort to attract and engage a broader group of consumers. While this strategic shift was announced in 2006, we are still in the process of completing this transition. Consequently, our subscription access service remains an important source of our total revenues and cash flows.

Time Warner has been evaluating potential transactions involving, and structural alternatives for, AOL for some time, including the possibility of separating the global web services and subscription access services businesses, which share infrastructure such as data centers and network operations centers. Historically, the global web services business had three units: the first focused on content published on a variety of websites with related applications and services; the second focused on social networking, community and instant communications products and services; and the third focused on providing advertising services on both our owned and operated properties and third-party websites. The subscription access services business included the AOL-branded Internet access service as well as CompuServe and Netscape Internet access services.

In April 2009, Tim Armstrong was appointed our Chairman and Chief Executive Officer, and he commenced a review of AOL’s strategy and operations while Time Warner continued its evaluation of structural alternatives. Time Warner’s evaluation resulted in the announcement on May 28, 2009 that it would move forward with plans for the complete legal and structural separation of AOL from Time Warner.

In connection with the strategic review conducted by Mr. Armstrong, which factored in Time Warner’s decision to spin off AOL, we have updated our organizational structure and developed the next phase in the strategic shift begun in 2006. Our strategy remains focused primarily on attracting and engaging Internet consumers and generating advertising revenues, with our subscription access service managed as a valuable distribution channel for our content, product and service offerings. As a result, we intend to continue to operate as a single integrated business rather than as two separate businesses.

Our Strategic Initiatives

Consistent with our strategic shift to a business focused primarily on generating advertising revenues, we have begun executing a multi-year strategic plan to reinvigorate growth in our revenues and profits by taking advantage of the migration of commerce, information and advertising to the Internet. Our strategy is to focus our resources on AOL’s core competitive strengths in web content production, local and mapping, communications and advertising networks while expanding the presence of our content, product and service offerings on multiple platforms and digital devices. We also aim to reorient AOL’s culture and reinvigorate the AOL brand by prioritizing the consumer experience, making greater use of data-driven insights and encouraging innovation. Particular areas of strategic emphasis include:

•

Expanding Our Exclusive Content Offerings. We will expand our offerings of relevant and engaging online consumer content by focusing on the creation and publication of exclusive original content. In addition, we will seek to provide premium global advertisers with effective and efficient means of reaching our consumers.

•

Pursuing Local and Mapping Opportunities. We believe that there are significant opportunities for growth in the area of local content, platforms and services, by providing comprehensive content covering all geographic areas from local neighborhoods to major metropolitan areas. By enhancing these local offerings, including through our flagship MapQuest brand, we seek to provide consumers with a comprehensive local experience.

•

Enhancing Our Established Communications Offerings. Our goal is to increase the reach of and engagement on our established communications offerings (including our email products and instant messaging applications) on multiple platforms and digital devices.

•

Growing the Third Party Network. We seek to significantly increase the number of publishers and advertisers utilizing our third-party advertising network by providing an open, transparent and easy-to-use advertising system that offers unique and valuable insights to our publishers and advertisers.

•

Encouraging Innovation through AOL Ventures. We believe that we can attract and develop innovative initiatives through AOL Ventures by creating an environment that encourages entrepreneurialism. We currently expect to invest significantly less capital in AOL Ventures than in our other strategic initiatives and we may seek outside capital where appropriate.

Business Overview

Our business operations are focused on the following:

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AOL Media. We seek to be a global publisher of relevant and engaging online content by utilizing open and highly scalable publishing platforms and content management systems, as well as a leading online provider of consumer products and services. AOL Media includes our owned and operated content, products and services in the Content, Local and Mapping, Communications and AOL Ventures strategy areas.

We generate advertising revenues from our owned and operated content, products and services through the sale of display and search advertising. We seek to provide effective and efficient advertising solutions utilizing data-driven insights that help advertisers decide how best to engage consumers.

We also generate revenues through our subscription access service. We view our subscription access service as a valuable distribution channel for AOL Media. Our access service subscribers are important users of AOL Media and engaging both present and former access service subscribers is an important component of our strategy. In addition, our subscription access service will remain an important source of revenue and cash flow for us in the near term.

Global consumers are increasingly accessing and using the Internet through devices other than personal computers, such as digital devices (e.g., smartphones). As a result, we seek to ensure that our content, products and services are compatible with such devices so that our consumers are able to access and use our content, products and services via these devices.

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Third Party Network. We also generate advertising revenues through the sale of advertising on third-party websites and on digital devices, which we refer to as the “Third Party Network.” Our mission is to provide an open and transparent advertising system that is easy-to-use and offers our publishers and advertisers unique and valuable insights. We seek to significantly increase the number of publishers and advertisers utilizing the network.

We market our offerings to advertisers on both AOL Media and the Third Party Network under the brand “AOL Advertising.” We market our offerings to publishers on the Third Party Network under the brand “Advertising.com.”

AOL Media

Content Offerings

AOL Media content offerings include content we license from third parties, original content produced through our large network of content creators, which includes established journalists and other freelance writers, and aggregations of user-generated content. Our content offerings are made available to broad audiences through sites such as the AOL.com homepage, as well as to niche audiences on highly-targeted, branded properties, such as Asylum, Engadget and WalletPop. Over time, to increase the flexibility and revenue generation potential of our content, we intend to create more exclusive original content and rely less on non-exclusive third-party content. To facilitate the intake, management and publication of original content, we are moving toward utilizing publishing platforms and content management systems that are designed to scale in a cost-effective manner in order to produce a large variety of relevant content for consumers.

AOL Media content offerings include the following:

•	News & Information (including Engadget, DailyFinance, WalletPop, AOL Autos, FanHouse and PoliticsDaily);

•	Women & Lifestyle (including StyleList, Lemondrop and ParentDish);

•	Entertainment (including Moviefone, AOL Music, AOL TV, PopEater and Games.com); and

•	Targeted Audiences (including Black Voices and AOL Latino).

Local and Mapping

We seek to be a leading provider of local content, platforms and services covering geographic levels ranging from neighborhoods to major metropolitan areas. We have developed and acquired a number of platforms that are designed to facilitate the aggregation, distribution and consumption of local content. This local content includes professional editorial content, user-generated content and business listings. Through our flagship MapQuest brand, we provide trusted maps and directions directly to consumers as well as through business-to-business licensing. By linking our local and mapping platforms, we anticipate providing one of the most compelling, accessible and comprehensive local experiences on the Internet.

Historically, local “city guide” and “directory-style” sites have focused on providing information and services to larger-scale metropolitan areas, while smaller communities and towns have been largely ignored. We believe that these smaller communities represent a significant opportunity. For small communities, local newspapers associated with nearby metropolitan regions have been a central resource for news and events. We believe these local print publications are currently facing significant economic challenges. In order to take advantage of these dynamics we intend to significantly invest in this area and establish online destinations that provide comprehensive news, events and directories at the community level. We currently anticipate investing up to $50.0 million in this area during 2010.

Our local and mapping offerings include the following:

•	MapQuest, which is a leading online mapping and directions service;

•	Local Entertainment Guides (including AOL City Guide, City’s Best and Digital City);

•	Local Directories (including AOL Yellow Pages, AOL White Pages and AOL Classifieds);

•	Local Events (including Going.com and When.com); and

•	Local Sites (including Patch), which aggregate news, events and directories for small communities and towns.

Communications

We offer a powerful global suite of communications products and services. Our email and instant messaging products and services provide us with the ability to reach millions of consumers and we seek to continue to develop and enhance the functionality of these communications offerings. Our goal is to increase the reach and engagement of our communications offerings on multiple platforms and digital devices.

Our communications offerings include the following:

•	AOL Mail, which is one of the most popular e-mail services in the United States;

•	AIM, which is a leading instant messaging service in the United States;

•	ICQ, which is an instant messaging service that has a strong international presence; and

•	Communications solutions for third parties (including co-branded, white-labeled and AOL-branded solutions).

We believe there are long-term opportunities to distribute content, products and advertising through our communications offerings, enabling us to generate increased advertising revenue.

Search

We offer AOL Search on AOL Media. We provide our consumers with a general, Internet-based search experience that utilizes Google’s organic web search results and additional links on the search results page that showcase contextually relevant AOL and third-party content and information (adjacent to the search results), as well as provide a variety of search-related features (such as suggesting related searches to help users further refine their search queries). We also provide our consumers with relevant paid text-based search advertising through our relationship with Google, in which we provide consumers search-based, sponsored link ads in response to their search queries.

We also offer our own proprietary video (Truveo) and news (Relegence) search services. Truveo is one of the most comprehensive video search engines in the world. Truveo’s functionality enables consumers to enter search terms to discover publicly available online videos and receive search results that include links to each video’s host site and thumbnails to help consumers refine their search queries for relevant videos. The Relegence news search service acquires information on a real-time basis from public and private information sources, including news wires, websites, regulatory feeds and corporate sources, and indexes this information on a proprietary platform to enable use of relevant, targeted news feeds throughout AOL Media. In addition, we offer vertical search services (i.e., search within a specific content category) and mobile search services on AOL Media.

Distribution of AOL Media

AOL Media content, products and services are generally available to online consumers and we are focused on attracting greater numbers of consumers to our offerings. In addition, we utilize various distribution channels which allow us to more directly reach online consumers.

Subscription Access Service

Our AOL-brand subscription access service, which we offer consumers in the United States for a monthly fee, is a valuable distribution channel for AOL Media. As of September 30, 2009, we had 5.4 million AOL-brand access subscribers in the United States.

In addition to our content, products and services that are available to all online consumers, an AOL access subscription provides members with dial-up access to the Internet and, depending on the applicable price plan, various degrees of enhanced safety and security features, technical support and other benefits. In addition, we continue to offer Internet access services under the CompuServe and Netscape brands.

Our major access service partners are Level 3 Communications, LLC and MCI Communications Services, Inc., who provide us with modem networks and related services for a substantial portion of our subscription access service. We have agreed to commit a significant portion of our access service subscribers’ total dial-up network hours to the Level 3 and MCI networks. More specifically, 30% of our total dial-up network hours are presently committed to Level 3, and 50% of our total dial-up network hours are presently committed to MCI. Through take or pay provisions in each agreement, we will incur penalty payments if we fail to dedicate the required percentage of dial-up hours to these service partners. As of September 30, 2009, we are meeting our volume commitments to each of these service partners. We have agreed to use the Level 3 and MCI networks until March 31, 2011 and December 31, 2014, respectively. The agreement with MCI may be renewed at our option until December 31, 2015. Upon expiration of these agreements, we expect to continue our relationships with Level 3 and MCI or enter into agreements with one or more other providers of modem networks and related services.

Our access service subscriber base has declined and is expected to continue to decline as a result of several factors, including the increased availability of high-speed broadband Internet connections, the fact that a significant amount of online content, products and services has been optimized for use with broadband Internet connections and the effects of our strategic shift announced in 2006, which resulted in significantly reduced marketing efforts for our subscription access service and the free availability of the vast majority of our content, products and services. See “Risk Factors—Risks Relating to Our Business—Our strategic shift to an online advertising-supported business model involves significant risks” on page 15 of this Information Statement.

Other Distribution Channels

We also distribute AOL Media through a variety of other channels, including agreements with original equipment manufacturers of computers, digital devices and other consumer electronics, broadband access providers and mobile carriers. Additional distribution channels include toolbars, widgets, co-branded portals and websites, and third-party websites and social networks that link to AOL Media. We also utilize search engine marketing and search engine optimization as distribution methods. In addition, we make available open standards and protocols for use by third-party developers to enhance, promote and distribute AOL Media.

AOL Media Revenue Generation

Advertising Revenues

We generate advertising revenues from AOL Media through the sale of display and search advertising. We offer advertisers a wide range of capabilities and solutions to effectively deliver advertising and reach targeted audiences across AOL Media through our dedicated sales force. The substantial number of unique visitors on AOL Media allows us to offer advertisers the capability of reaching a broad and diverse demographic and geographic audience without having to partner with multiple content providers. We seek to provide effective and efficient advertising solutions utilizing data-driven insights that help advertisers decide how best to engage consumers. We offer advertisers marketing and promotional opportunities to purchase specific placements of advertising directly on AOL Media (i.e., in particular locations and on specific dates). In addition, we offer advertisers the opportunity to bid on unsold advertising inventory on AOL Media utilizing our proprietary scheduling, optimization and delivery technology. Finally, advertising inventory on AOL Media not sold directly to advertisers, as described above, may be included for sale to advertisers with inventory purchased from third-party publishers in the Third Party Network.

We offer numerous types of advertising, including text and banner advertising, mobile, search-sponsored links, video and rich media advertising, sponsorship of content offerings, local and classified advertising, contextual and audience targeting opportunities, lead generation and affiliate marketing solutions. Advertising revenues are generated through the display of graphical advertisements, the display of sponsored links to an advertiser’s website that are associated with search results, the display of contextual links to an advertiser’s website as well as other performance-based advertising. Agreements for advertising on AOL Media typically take the following forms:

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impression-based contracts in which we provide “impressions” (an “impression” is delivered when an advertisement appears in web pages viewed by users) in exchange for a fixed fee (generally stated as cost-per-thousand impressions);

•	time-based contracts in which we provide a minimum number of impressions over a specified time period for a fixed fee; or

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performance-based contracts in which performance is measured in terms of either “click-throughs” (when a user clicks on a company’s advertisement) or other user actions such as product/customer registrations, survey participation, sales leads or product purchases.

We utilize our own proprietary “ad serving technology” (i.e., technology that places advertisements on websites and digital devices) as the primary vehicle for placements of advertisements on AOL Media through our subsidiary, ADTECH AG. We also license this ad serving technology to third parties.

Google is, except in certain limited circumstances, the exclusive web search provider for AOL Media. In connection with these search services, Google provides us with a share of the revenue generated through paid text-based search advertising on AOL Media. For the year ended December 31, 2008, advertising revenues associated with the Google relationship (substantially all of which were generated on AOL Media) were $678 million. In addition, we sell search-based keyword advertising directly to advertisers on AOL Media through the use of a white-labeled, modified version of Google’s advertising platform, for which we provide a share of the revenue generated through such sales to Google. Domestically, we have agreed, except in certain limited circumstances, to use Google’s search services on an exclusive basis through December 19, 2010. Upon expiration of this agreement, we expect to continue to generate advertising revenues by providing paid-search advertising on AOL Media, either through the continuation of our relationship with Google or an agreement with another search provider. See “Risk Factors—Risks Relating to Our Business—We are dependent on a third-party search provider” on page 17 of this Information Statement.

Subscription Revenues

We generate subscription revenues through our subscription access service. As of September 2009, our primary AOL-brand price plans were $25.90 and $11.99 per month. We also offer consumers, among other things, enhanced online safety and security features and technical support for a monthly subscription fee. As noted above, our access service subscriber base has declined and is expected to continue to decline, and this has resulted in year-over-year declines in our subscription revenues. The number of domestic AOL-brand access subscribers was 6.9 million, 9.3 million and 13.2 million at December 31, 2008, 2007 and 2006, respectively. For the years ended December 31, 2008, 2007 and 2006, our subscription revenues were $1,929 million, $2,788 million and $5,784 million, respectively.

Although our subscription revenues have declined and are expected to continue to decline, we believe that our subscription access service will continue to provide us with an important source of revenue and cash flow in the near term. The revenue and cash flow generated from our subscription access service will help us to pursue our strategic initiatives and continue the transition of our business toward attracting and engaging Internet consumers and generating advertising revenues in accordance with the 2006 strategy shift.

Third Party Network

We also generate advertising revenues through the sale of advertising on the Third Party Network. In order to effectively connect advertisers with online advertising inventory, we purchase advertising inventory from publishers and utilize proprietary optimization, targeting and delivery technology to best match advertisers with available advertising inventory.

The Third Party Network includes a display advertising interface that gives advertisers the ability to target and control the delivery of their advertisements and provides advertisers and agencies with relevant display analytics and measurement tools. We intend to utilize self-service systems and tools in order to expand our relationships with advertisers. For our publishers, inclusion in the Third Party Network offers a comprehensive set of tools and technologies to manage and maximize their return.

We utilize a proprietary scheduling, optimization and delivery technology, called AdLearn, which employs a set of complex mathematical algorithms that seek to optimize advertisement placements across the Third Party Network and the available inventory on AOL Media. This optimization is based on expected user response, which is derived from previous user response plus factors such as user segmentation, creative performance and site performance. AdLearn allows performance to be analyzed quickly and advertisement placement to be frequently optimized based on specific objectives, including click-through rate, conversion rate, sales volume and other metrics.

Advertising arrangements for the sale of Third Party Network inventory typically take the form of impression-based contracts or performance-based contracts.

Other Revenues

In addition to advertising and subscription revenues, we also generate fee, license and other revenues. From our communications offerings, we generate fees associated with mobile email and instant messaging functionality from mobile carriers. Through MapQuest’s business-to-business services, we generate licensing revenue from third-party customers. We also generate revenues by licensing our proprietary ad serving technology to third parties, primarily through our subsidiary, ADTECH AG.

AOL Ventures

Some of the initiatives described above may be classified as part of AOL Ventures. We formed AOL Ventures with the goal of creating an entrepreneurial environment to attract and develop innovative initiatives. AOL Ventures will focus on acquisitions that we have previously made which have start-up characteristics or which do not currently fit within our other areas of strategic focus, investments we intend to make in early-stage, externally-developed opportunities and employee-originated innovations that we believe would benefit from incubation and development within the AOL Ventures environment.

For initiatives included within AOL Ventures, our goal is to create an improved environment for fostering sustained long-term growth. For future initiatives and investments – whether externally-developed or employee-originated – AOL Ventures will focus on early-stage opportunities that are aligned with our long-term strategy. The size of our investment and corresponding ownership interest will vary depending on the opportunity, as will our level of involvement and control. We intend to attract top talent and source attractive opportunities by partnering with leading angel investors, venture capitalists and universities. We currently expect to invest significantly less capital in AOL Ventures than in our other operations. In addition to capitalizing the initiatives and investments included within AOL Ventures ourselves, we may seek outside capital where appropriate.

Product Development

We seek to develop new and enhanced versions of our products and services for our consumers, publishers and advertisers. While in the past we have relied primarily on our own proprietary technology to support our products and services, we have been steadily increasing our use of open source technologies and platforms with a view to diversifying our sources of technology, as well as for cost management. Research and development costs related to our software development efforts for 2008, 2007 and 2006 totaled $68.8 million, $74.2 million and $114.4 million, respectively. These costs consist primarily of personnel and related costs that are incurred related to the development of software and user-facing Internet offerings that do not qualify for capitalization.

Intellectual Property

Our intellectual property assets include copyrights, trademarks and trademark applications, patents and patent applications, domain names, trade secrets and licenses of intellectual property rights of various kinds. These intellectual property assets, both in the United States and in other countries around the world, are, collectively, among our most valuable assets. We rely on a combination of copyright, trademark, patent, trade secret and unfair competition laws as well as contractual provisions to protect these assets. The duration and scope of the protection afforded to our intellectual property depend on the type of property in question and the laws and regulations of the relevant jurisdiction. In the case of licenses, they also depend on contractual provisions. We consider the “AOL” brand and our other brands to be some of our most valuable assets and these assets are protected by numerous trademark registrations in the United States and globally. These registrations may generally be maintained in effect for as long as the brand is in use in the respective jurisdictions.

Google Alliance

In April 2006, AOL, Google and Time Warner completed the issuance to Google of a 5% equity interest in us and entered into agreements in March 2006 which expanded their existing strategic alliance. Under the expanded alliance, Google provides our consumers with a general, Internet-based search experience that utilizes Google’s organic web search results and additional links on the search results page that showcase contextually relevant AOL and third-party content and information (adjacent to the search results), as well as a variety of search-related features (such as suggesting related searches to help users further refine their search queries). We also provide our consumers with relevant paid text-based search advertising through our relationship with Google, in which we provide consumers search-based sponsored link ads in response to their search queries. In addition, Google provides us with the use of a white-labeled, modified version of its advertising platform to enable us to sell search-based keyword advertising directly to advertisers on AOL Media, provides us with advertising credits for promotion of AOL Media on Google’s network, provides other promotional opportunities for our content and collaborates with us on a number of other areas.

On July 8, 2009, Time Warner completed the purchase of Google’s 5% interest in us. See Note 3 to the accompanying audited consolidated financial statements for additional information on this purchase.

Competition

We compete for the time and attention of consumers with a wide range of Internet companies, including Yahoo! Inc., Google, Microsoft Corporation’s MSN, IAC/Interactive Corp. and social networking sites such as Facebook, Inc. and Fox Interactive Media Inc.’s MySpace, as well as traditional media companies which are increasingly offering their own Internet products and services.

We compete for advertisers and publishers with a wide range of companies offering competing advertising products, technology and services, aggregators of such advertising products, technology and services and aggregators of third-party advertising inventory. In addition to those companies listed above, competitors include WPP Group plc (24/7 Real Media) and ValueClick, Inc. Competition among these companies has been intensifying and may lead to continuing decreases in prices for certain advertising inventory, particularly in light of current economic conditions where advertisers in certain categories are lowering their marketing expenditures.

Our subscription access service competes with other Internet access providers, especially broadband providers.

Internationally, our primary competitors are global enterprises such as Yahoo!, Google, MSN, IAC, Facebook, MySpace and other social networking sites, as well as a large number of local enterprises.

The Internet industry is dynamic and rapidly evolving, and new and popular competitors, such as social networking sites, providers of communications tools and providers of advertising services, frequently emerge.

Government Regulation and Other Regulatory Matters

Our business is subject to various federal and state laws and regulations, particularly in the areas of privacy, data security and consumer protection.

Laws and regulations applicable to our business include the following:

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The Children’s Online Privacy Protection Act of 1998 and the Federal Trade Commission’s related implementing regulations, which prohibit the collection of personal information from users under the age of 13 without parental consent. In addition, there has been an international movement to provide additional protections to minors who are online which, if enacted, could result in substantial compliance costs.

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The Digital Millennium Copyright Act of 1998, parts of which limit the liability of certain eligible online service providers for listing or linking to third-party websites that include materials which infringe copyrights or other intellectual property rights of others.

•	The Communications Decency Act of 1996, sections of which provide certain statutory protections to online service providers who distribute third-party content.

•	The Protect Our Children Act of 2008, which requires online services to report and preserve evidence of violations of federal child pornography laws under certain circumstances.

•	The Electronic Communications Privacy Act of 1986, which sets forth the provisions for access, use, disclosure and interception and privacy protections of electronic communications.

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The Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003, which establishes requirements for those who send commercial email, sets forth penalties for email “spammers” and companies whose products are advertised in spam if they violate the law and gives consumers the right to ask emailers to stop spamming them.

Our marketing and billing activities are subject to regulation by the Federal Trade Commission and each of the states and the District of Columbia under both general consumer protection laws and regulations prohibiting unfair or deceptive acts or practices as well as various laws and regulations mandating disclosures, authorizations, opt-out procedures and record-keeping for particular sorts of marketing and billing transactions. These laws and regulations include, for example, the Telemarketing Sales Rule, federal and state “Do Not Call” statutes, the Electronic Funds Transfer Act, Regulation E, anti-cramming regulations promulgated by state Public Utilities Commissions and other regulatory bodies. Moreover, our ability to bill under certain payment methods is subject to commercial agreements including, for example, the Credit Card Association Rules and agreements between our payment aggregator and telephone carriers.

We regularly receive and resolve inquiries relating to marketing and billing issues from state Attorneys General, the Federal Trade Commission and the Federal Communications Commission and, over the course of more than 20 years of operations, we have entered into several Consent Orders, Assurances of Voluntary Compliance/Discontinuance and settlements pursuant to which we have implemented a series of consumer protection safeguards. Examples include the prohibition of consumer retention-related compensation to call center personnel based either on non-third-party verified retention transactions or minimum retention thresholds; implementing tools that mandate adherence to various consumer protection procedural safeguards around marketing, sales, registration, cancellation, retention and reactivation transactions; recordation and retention of particular call types; enabling and requiring full customer support for disabled consumers; and implementing regular training programs and monitoring mechanisms to ensure compliance with these obligations.

In the United States, Internet access services are generally classified as “information services” which are not subject to regulation by the Federal Communications Commission.

Various international laws and regulations also affect our growth and operations. In addition, various legislative and regulatory proposals under consideration from time to time by the United States Congress and various federal, state and international authorities have in the past, and may in the future, materially affect us. In particular, federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web “cookies” for behavioral advertising. We use cookies, which are small text files placed in a consumer’s browser, to facilitate authentication, preference management, research and measurement, personalization and advertisement and content delivery. In the Third Party Network, cookies or similar technologies help present, target and measure the effectiveness of advertisements. More sophisticated targeting and measurement facilitate enhanced revenue opportunities. The regulation of these “cookies” and other current online advertising practices could adversely affect our business.

Employees

We employ approximately 7,000 people, based in 18 countries around the world, including the United States, India, the United Kingdom, Germany, Ireland, Israel, Canada and France. The countries outside of the United States where we have the largest employee populations are India, with over 1,000, and the United Kingdom, with approximately 500. A significant number of our international employees support our domestic operations. In general, we consider our relationship with employees to be good.

Global Presence

We have AOL-branded and co-branded portals and websites in North and South America, Europe and the Asia Pacific region. In addition, we continue to offer Internet access service under the AOL-brand in the United States and Canada. We sold our AOL-brand access service businesses in the United Kingdom and France in the fourth quarter of 2006 and sold our German access service business in the first quarter of 2007. We have advertising operations in the United States, Canada and nine countries across Europe, as well as in Japan through a joint venture with Mitsui & Co., Ltd. We are currently evaluating the countries in which we operate as a part of the effort to align our cost structure. As part of this evaluation, we may decide to cease or reduce operations in certain countries. For geographic area data for the years ended December 31, 2008, 2007 and 2006, see Note 12 to the accompanying audited consolidated financial statements.

Seasonality

In the fourth quarter, we have historically seen a sequential increase in advertising revenues associated with holiday advertising; however, this fluctuation can be offset by adverse economic conditions.

Property and Equipment

The following table sets forth certain information concerning our principal properties:

Description/Use/Location	Approximate Square Footage	Leased or Owned	Expiration Date, if Leased
Corporate Headquarters, 770 Broadway, New York, New York	228,000	Leased	2023

Corporate Campus, 22000 AOL Way, Dulles, Virginia	1,573,000(a)	Owned	N/A

Corporate Offices, 75 Rockefeller Plaza, New York, New York	178,000(b)	Leased	2014

Dulles Technology Center, 22080 Pacific Boulevard, Dulles, Virginia	180,000	Owned	N/A

Manassas Technology Center, 777 Infantry Ridge Road, Manassas, Virginia	228,000	Owned	N/A

Netscape Technology Center, Executive, Administrative and Business Offices, 401, 464, 468 and 475 Ellis, Mountain View, California	363,000(c)	Leased	2010-2014

Development Center, RMZ EcoSpace Campus 1A Outer Ring Road, Bellandur, Bangalore, India	262,000	Leased	2012

(a)	Approximately 663,000 square feet are leased to third-party tenants.

(b)	This space is currently sublet from Time Warner, with all but 2,435 square feet being sub-sublet to a third party through the end of the AOL sublease, and this space will remain with Time Warner following the spin-off.

(c)	Approximately 195,000 square feet are subleased to third-party tenants.

In addition to the properties above, we own and lease over 100 facilities for use as corporate offices, sales offices, development centers, technology centers and other operations in other locations in California, Colorado, the District of Columbia, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New York, Ohio, Pennsylvania, Texas, Virginia and Washington and in the countries of Australia, Canada, China, Denmark, Finland, France, Germany, India, Ireland, Israel, Japan, Luxembourg, Mexico, The Netherlands, Norway, Spain, Sweden and the United Kingdom.

We believe that our facilities are well maintained and are sufficient to meet our current and projected needs. We also have an ongoing process to continually review and update our real estate portfolio to meet changing business needs.

Legal Proceedings

On May 24, 1999, two former AOL Community Leader volunteers brought a putative class action, Hallissey et al. v. America Online, Inc., in the U.S. District Court for the Southern District of New York alleging violations of the Fair Labor Standards Act (“FLSA”) and New York State law. The plaintiffs allege that, in serving as AOL

Community Leader volunteers, they were acting as employees rather than volunteers for purposes of the FLSA and New York State law and are entitled to minimum wages. The court denied the Company’s motion to dismiss in 2006 and ordered the issuance of notice to the putative class in 2008. In February 2009, plaintiffs filed a motion to file an amended complaint, the briefing for which was completed in May 2009, and which the court denied on July 17, 2009. In 2001, four of the named plaintiffs in the Hallissey case filed a related lawsuit alleging retaliation as a result of filing the FLSA suit in Williams, et al. v. America Online, Inc., et al. A related case was filed by several of the Hallissey plaintiffs in the U.S. District Court for the Southern District of New York alleging violations of the retaliation provisions of the FLSA. This case was stayed pending the outcome of the Company’s motion to dismiss in the Hallissey matter discussed above, but has not yet been activated. Also in 2001, two related class actions were filed in state courts in New Jersey (Superior Court of New Jersey, Bergen County Law Division) and Ohio (Court of Common Pleas, Montgomery County, Ohio), alleging violations of the FLSA and/or the respective state laws. These cases were removed to federal court and subsequently transferred to the U.S. District Court for the Southern District of New York for consolidated pretrial proceedings with Hallissey.

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York, Hallissey et al. v. AOL Time Warner, Inc., et al., against AOL LLC alleging ERISA violations. Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the AOL Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, AOL filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are pending. The Company intends to defend against all these lawsuits vigorously.

On August 1, 2005, Thomas Dreiling, a shareholder of Infospace Inc., filed a derivative suit in the U.S. District Court for the Western District of Washington against AOL LLC and Infospace Inc. as nominal defendant. The complaint, brought in the name of Infospace, asserts violations of Section 16(b) of the Exchange Act. The plaintiff alleges that certain AOL LLC executives and the founder of Infospace, Naveen Jain, entered into an agreement to manipulate Infospace’s stock price through the exercise of warrants that AOL LLC received in connection with a commercial agreement with Infospace. The complaint seeks disgorgement of profits, interest and attorneys’ fees. On January 3, 2008, the court granted AOL LLC’s motion and dismissed the complaint with prejudice. Plaintiff filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit, and the oral argument occurred on May 7, 2009. On August 19, 2009, the Ninth Circuit issued its opinion affirming the District Court’s opinion on all issues. The petitioners’ September 2, 2009 motion for rehearing en banc before the Ninth Circuit was denied on October 13, 2009. The Company intends to defend against this lawsuit vigorously.

On September 22, 2006, Salvadore Ramkissoon and two unnamed plaintiffs filed a putative class action against AOL LLC in the U.S. District Court for the Northern District of California based on AOL LLC’s public posting of AOL LLC member search queries in late July 2006. Among other things, the complaint alleges violations of the Electronic Communications Privacy Act and California statutes relating to privacy, data protection and false advertising. The complaint seeks class certification and damages, as well as injunctive relief that would oblige AOL LLC to alter its search query retention practices. In February 2007, the District Court dismissed the action without prejudice. The plaintiffs then appealed this decision to the Ninth Circuit. On January 16, 2009, the Ninth Circuit held that AOL LLC’s Terms of Service violated California public policy as to any California plaintiffs in the putative class, as it did not allow for them to fully exercise their rights. The Ninth Circuit reversed and remanded to the District Court for further proceedings. On April 24, 2009, AOL LLC filed a motion to stay discovery as well as a motion to implement the Ninth Circuit’s mandate; the former motion was denied on June 22, 2009. AOL LLC filed its answer on June 29, 2009. On July 6, 2009, the District Court found that the plaintiffs’ claims for unjust enrichment and public disclosure of private facts were subject to the forum selection clause in the Terms of Service and thus could not be pursued in that court. Further, the District Court ordered additional briefing on whether the District Court may compel plaintiffs to litigate their claims for alleged violations of the Electronic Communications Privacy Act in a state court. On October 21, 2009, the Court issued an Order directing AOL to file a reply brief addressing plaintiffs’ contentions that the AOL forum selection clause does not waive federal jurisdiction, enforcement of the forum selection clause would violate “federal policy” because Virginia does not permit class actions, and the Court should resolve plaintiffs’ claim under the Electronic Communications Privacy Act on the ground that it presents “novel” issues of law. AOL filed its reply brief on October 30, as directed by the Court. On October 27, 2009, plaintiffs’ filed a motion for class certification and two additional named individuals filed a motion to intervene as plaintiffs in the matter. Also on October 27, AOL filed its reply brief with regards to its 12(c) Motion for Judgment on the Pleadings. The briefing has been completed by both sides and the Company awaits a ruling from the District Court. The Company intends to defend against this lawsuit vigorously.

Between December 27, 2006 and July 6, 2009, AOL Europe Services SARL (which we refer to as “AOL Luxembourg”), a wholly-owned subsidiary of AOL organized under the laws of Luxembourg, received four assessments from the French tax authority for French value added tax related to AOL Luxembourg’s subscription revenues from French subscribers earned during the period from July 1, 2003 through October 31, 2006. During October 2009, the Company entered into a settlement agreement with the French tax authority to resolve this matter. The Company recorded an incremental reserve and corresponding expense of $14.7 million in the third quarter of 2009 related to this matter. The settlement payment is expected to be made prior to the spin-off.

In addition to the matters listed above, we are a party to a variety of legal proceedings that arise in the normal course of our business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes that, based on current knowledge, the final outcome of the current pending matters will not have a material adverse effect on our financial position, results of operations or cash flows. Regardless of the outcome, legal proceedings can have an adverse effect on us because of defense costs, diversion of management resources and other factors. See “Risk Factors—Risks Relating to Our Business—If we cannot continue to enforce and protect our intellectual property rights, our business could be adversely affected” and “Risk Factors—Risks Relating to Our Business—We have been, and may in the future be, subject to claims of intellectual property infringement that could adversely affect our business” included elsewhere in this Information Statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our audited and unaudited historical consolidated financial statements and the notes thereto included elsewhere in this Information Statement as well as the discussion in the section of this Information Statement entitled “Business” beginning on page 42 of this Information Statement. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” beginning on page 15 of this Information Statement and “Cautionary Statement Concerning Forward-Looking Statements” on page 29 of this Information Statement.

Introduction

Management’s discussion and analysis of financial condition and results of operations is a supplement to the accompanying consolidated financial statements and provides additional information on AOL’s business, recent developments, financial condition, liquidity and capital resources, cash flows and results of operations. MD&A is organized as follows:

•

Overview. This section provides a general description of our business, as well as recent developments we believe are important in understanding the results of operations and financial condition or in understanding anticipated future trends.

•

Results of operations. This section provides an analysis of our results of operations for the three years ended December 31, 2008 and the three and nine months ended September 30, 2009 and September 30, 2008.

•

Liquidity and capital resources. This section provides a discussion of our current financial condition and an analysis of our cash flows for the three years ended December 31, 2008 and the nine months ended September 30, 2009 and September 30, 2008. This section also provides a discussion of our contractual obligations and commitments, off-balance sheet arrangements and customer credit risk that existed at December 31, 2008. Included in this section is a discussion of the amount of financial capacity available to fund our future commitments and ongoing operating activities.

•

Market risk management. This section discusses how we monitor and manage exposure to potential gains and losses arising from changes in market rates and prices, which, for us, is primarily associated with changes in foreign currency exchange rates.

•

Critical accounting policies. This section identifies and summarizes those accounting policies that are considered important to our results of operations and financial condition, require significant judgment and require estimates on the part of management in application.

Overview

The Spin-Off

On May 28, 2009, Time Warner announced plans for the complete legal and structural separation of AOL from Time Warner. The spin-off will be completed by way of a pro rata dividend of AOL shares held by Time Warner to its shareholders as of the record date. Immediately following completion of the spin-off, Time Warner shareholders will own 100% of the outstanding shares of common stock of AOL. After the spin-off, we will operate as an independent, publicly-traded company.

Prior to the spin-off, Time Warner will complete the Internal Transactions as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement. Additionally, AOL and Time Warner expect to enter into a series of agreements, including the Separation and Distribution Agreement, Transition Services Agreement, Employee Matters Agreement, Second Tax Matters Agreement, Intellectual Property Cross-License Agreement, IT Applications and Database Agreement, Master Services Agreement for ATDN and Hosting Services and continue various other commercial arrangements which are also described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner.” Consummation of the separation is subject to certain conditions, as described in “The Spin-Off—Conditions to the Spin-Off” on page 36 of this Information Statement.

Our Business

As described further in the section entitled “Business” beginning on page 42 of this Information Statement, our business operations are focused on AOL Media and the Third Party Network. We market our offerings to advertisers on both AOL Media and the Third Party Network under the brand “AOL Advertising.”

AOL Media

We seek to be a global publisher of relevant and engaging online content by utilizing open and highly scalable publishing platforms and content management systems, as well as a leading online provider of consumer products and services. In addition, we plan to extend the reach of our offerings to a consumer audience on multiple platforms and digital devices.

We generate advertising revenues from AOL Media through the sale of display and search advertising. We offer advertisers a wide range of capabilities and solutions to effectively deliver advertising and reach targeted audiences across AOL Media through our dedicated sales force. We seek to provide effective and efficient advertising solutions utilizing data-driven insights that help advertisers decide how best to engage consumers. We offer advertisers marketing and promotional opportunities to purchase specific placements of advertising directly on AOL Media (i.e., in particular locations and on specific dates). In addition, we offer advertisers the opportunity to bid on unsold advertising inventory on AOL Media utilizing our proprietary scheduling, optimization and delivery technology. Finally, advertising inventory on AOL Media not sold directly to advertisers, as described above, may be included for sale to advertisers with inventory purchased from third-party publishers in the Third Party Network.

Growth of our advertising revenues depends on our ability to attract consumers and increase engagement on AOL Media by offering compelling content, products and services, as well as on our ability to monetize such engagement by offering effective advertising solutions. In order to attract consumers and generate increased engagement, we have developed and acquired, and in the future will continue to develop and acquire, content, products and services designed to attract and engage consumers in various ways.

We have made and are exploring making additional changes to our content, products and services designed to enhance the consumer experience (e.g., fewer advertisements on certain AOL Media properties). These changes have involved and may continue to involve the elimination or modification of advertising practices that historically have been a source of revenues. These enhancements to the consumer experience are intended to ultimately increase our revenues by increasing the attractiveness of our content, product and service offerings to consumers and therefore their value to advertisers. To date, while difficult to quantify, we do not believe these changes have had a significant impact on our advertising revenues but these enhancements may have a negative impact in the near term.

Google is, except in certain limited circumstances, the exclusive web search provider for AOL Media. In connection with these search services, Google provides us with a share of the revenue generated through paid text-based search advertising on AOL Media. For the year ended December 31, 2008, advertising revenues associated with the Google relationship (substantially all of which were generated on AOL Media) were $678 million. Domestically, we have agreed, except in certain limited circumstances, to use Google’s search services on an exclusive basis through December 19, 2010. Upon expiration of this agreement, we expect to continue to generate advertising revenues by providing paid-search advertising on AOL Media, either through the continuation of our relationship with Google or an agreement with another search provider.

We view our subscription access service, which we offer consumers in the United States for a monthly fee, as a valuable distribution channel for AOL Media. In general, subscribers to our subscription access service are among the most engaged consumers on AOL Media. However, our access service subscriber base has declined and is expected to continue to decline. This decline is the result of several factors, including the increased availability of high-speed broadband Internet connections, the fact that a significant amount of online content, products and services has been optimized for use with broadband Internet connections and the effects of our strategic shift announced in 2006, which resulted in significantly reduced marketing efforts for our subscription access service and the free availability of the vast majority of our content, products and services. See “Risk Factors—Risks Relating to Our Business—Our strategic shift to an online advertising-supported business model involves significant risks” on page 15 of this Information Statement. In general, subscribers to our subscription access service are among the most engaged consumers on AOL Media. As our subscriber base declines, we need to maintain the engagement of former subscribers and increase the number and engagement of other consumers on AOL Media. We seek to do this by developing and offering engaging content, products and services. Further, we have transitioned and will continue to seek to transition a substantial percentage of those access subscribers who are terminating their paid access subscriptions to free AOL Media offerings.

For the years ended December 31, 2008, 2007 and 2006, our subscription revenues were $1,929.3 million, $2,787.9 million and $5,783.6 million, respectively. Our subscription revenues have relatively low direct costs and accordingly, our subscription access service represents the source of the vast majority of our operating income. Although our subscription revenues have declined and are expected to continue to decline, we believe that our subscription access service will continue to provide us with an important source of revenue and cash flow in the near term. The revenue and cash flow generated from our subscription access service will help us to pursue our strategic initiatives and continue the transition of our business toward attracting and engaging Internet consumers and generating advertising revenues in accordance with the 2006 strategy shift. Even if our strategy is successful and we are able to grow our advertising revenues, we expect our total revenues and operating income to decline in the near term primarily due to the continuing decline in our subscriber base. The expected decline in subscription revenues will result in declines in operating income and cash flows for the foreseeable future, even if we achieve significant growth in advertising revenues.

Some of the initiatives described above may be classified as part of AOL Ventures.

Third Party Network

We also generate advertising revenues through the sale of advertising on the Third Party Network. Our advertising offerings on the Third Party Network consist primarily of the sale of display advertising. In order to generate advertising revenues on the Third Party Network, we have historically had to incur higher traffic acquisition costs as compared to advertising on AOL Media.

We plan to expand the Third Party Network in order to allow us to serve many more publishers and advertisers than at present. We currently market our offerings to publishers under the brand “Advertising.com”. A significant portion of our revenues on the Third Party Network are generated from the advertising inventory acquired from a limited number of publishers. Accordingly, we intend to make strategic investments in order to expand the Third Party Network and related advertising solutions.

Trends, Demands and Uncertainties Impacting Our Business

The web services industry is highly competitive and rapidly changing. Trends, challenges and uncertainties that may have a significant impact on our business, our opportunities and our ability to execute our strategy include the following:

•

Commerce, information and advertising continue to migrate to the Internet and away from traditional media outlets. We believe this continuing trend will create strategic growth opportunities for us to attract new consumers and develop new and effective advertising solutions.

•

We believe that effectively aligning our organizational structure and costs to our strategy is an important challenge to the successful implementation of our strategic plan. We anticipate additional restructuring plans, and expect to continue to actively manage our costs, in order to realize the desired benefits of our strategic plan. In addition, we expect to incur increased costs of approximately $15 million annually in order to operate as an independent, publicly-traded company, and incur approximately $20 million of incremental equity-based compensation expense in 2010.

•

As the amount of content that is available online continues to expand, consumers are increasingly fragmenting across the Internet away from portals such as AOL.com. While this fragmentation may result in fewer consumers utilizing portals for their information consumption, we own a large variety of niche sites (e.g., Engadget, Lemondrop and PoliticsDaily) that we expect to continue to drive consumer engagement. Furthermore, the Third Party Network, which reaches thousands of websites, will allow us to continue to provide advertising solutions across a fragmenting Internet environment.

•

In recent years, there has been a significant shift in the method of Internet access away from dial-up access. This is due to a number of factors, including the increased availability of high-speed broadband Internet connections and the fact that a significant amount of online content, products and services has been optimized for use with broadband Internet connections. This trend, combined with the effects of our strategic shift announced in 2006, has contributed to the continuing decline in the number of our access subscribers.

In addition to the trends, challenges and uncertainties listed above, we have historically operated as part of Time Warner’s corporate organization, and Time Warner has assisted us by providing certain corporate functions. Following the spin-off, Time Warner will have no obligation to provide assistance to us other than the interim services to be provided as described in “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement. Because our business has previously operated as part of the Time Warner organization, we cannot assure you that we will be able to efficiently implement the changes necessary to operate independently or that we will not incur additional costs that could adversely affect our business. Further, implementing these changes may require a significant portion of our management’s attention.

Audience Metrics

We utilize unique visitor numbers to evaluate the performance of AOL Media. In addition, we utilize unique visitor numbers to evaluate the reach of our total advertising network, which includes both AOL Media and the Third Party Network. Unique visitor numbers provide an indication of our consumer reach. Although our consumer reach does not correlate directly to advertising revenue, we believe that our ability to broadly reach diverse demographic and geographic audiences is attractive to brand advertisers seeking to promote their brands to a variety of consumers without having to partner with multiple content providers.

The source for our unique visitor information is a third party (comScore Media Metrix, or Media Metrix). Media Metrix estimates unique visitors based on a sample of Internet users in various countries. While we are familiar with the general methodologies and processes that Media Metrix uses in estimating unique visitors, we have not performed independent testing or validation of Media Metrix’s data collection systems or proprietary statistical models, and therefore we can provide no assurance as to the accuracy of the information that Media Metrix provides. Additionally, Media Metrix has announced the availability of an alternate methodology to estimate unique visitors. We anticipate that we will elect to adopt this alternate methodology in the near future. As a result, our future unique visitor numbers may change and may not be comparable to the estimates under the previous methodology.

Our average monthly domestic unique visitors to AOL Media, as reported by Media Metrix, for the three and nine months ended September 30, 2009 and the years ended December 31, 2008, 2007 and 2006 were 102 million, 105 million, 110 million, 112 million and 111 million, respectively. Our average monthly global unique visitors to AOL Media, as reported by Media Metrix, for the three and nine months ended September 30, 2009 and the years ended December 31, 2008, 2007 and 2006 were 261 million, 275 million, 260 million, 235 million and 193 million, respectively. Our average monthly domestic unique visitors to our total advertising network, which includes both AOL Media and the Third Party Network, as reported by Media Metrix, for the three and nine months ended September 30, 2009 and the years ended December 31, 2008, 2007 and 2006 were 180 million, 177 million, 171 million, 156 million and 143 million, respectively. AOL’s unique visitor numbers also include unique visitors attributable to co-branded websites owned by third parties for which certain criteria have been met, including that the Internet traffic has been assigned to us.

Recent Developments

Impact of the Current Economic Environment

The current global economic recession adversely impacted our advertising revenues in 2008 and the first nine months of 2009. During the three and nine months ended September 30, 2009, our advertising revenues declined 17% and 19%, respectively, as compared to the corresponding periods in 2008. While our ability to forecast future advertising revenues is limited, we expect that the global economic recession will continue to adversely impact our advertising revenues at least through the remainder of 2009. We do not believe that the current global economic recession has had a material impact on our subscription revenues.

AOL-Google Alliance

On July 8, 2009, Time Warner repurchased Google’s 5% interest in us for $283.0 million, which amount included a payment in respect of Google’s pro rata share of cash distributions to Time Warner by AOL attributable to the period of Google’s investment in us. Following this purchase, we became a 100%-owned subsidiary of Time Warner.

Goodwill Impairment Charge

In connection with the annual goodwill impairment analysis performed during the fourth quarter of 2008, we determined that the carrying value of our goodwill was impaired and, accordingly, recorded a goodwill impairment charge of $2,207.0 million to write goodwill down to its implied fair value. This impairment was partially attributable to lower cash flow expectations associated with the significant economic downturn in 2008. See Notes 1 and 2 to the accompanying audited consolidated financial statements for more information on this goodwill impairment charge.

Restructuring Actions

We undertook various restructuring activities in the first nine months of 2009 in an effort to better align our cost structure with our revenues. As a result, for the three and nine months ended September 30, 2009, we incurred restructuring charges of $10.2 million and $82.9 million, respectively, related to involuntary employee terminations and facility closures. We currently expect to incur up to $20 million of additional restructuring charges through the spin-off, which is anticipated to occur in the fourth quarter of 2009. Shortly after the spin-off, we plan to undertake additional restructuring activities to more effectively align our organizational structure and costs to our strategy. We are also evaluating the countries in which we operate as part of the effort to align our cost structure, and we may decide to cease or reduce operations in certain countries. In connection with these additional restructuring activities, we expect to incur additional restructuring charges of up to $200 million, substantially all of which is expected to be incurred from the date of the spin-off through the first half of 2010.

Acquisition of Patch Media Corporation

On June 10, 2009, we purchased Patch Media Corporation (“Patch”), a news, information and community platform business dedicated to providing comprehensive local information and services for individual towns and communities, for approximately $7.0 million in cash. Approximately $700,000 of the consideration is being held in an indemnity escrow account until the first anniversary of the closing.

At the time of closing, Tim Armstrong, our Chairman and Chief Executive Officer, held, indirectly, through Polar Capital Group, LLC (“Polar Capital”) (a private investment company which he founded), economic interests in Patch that entitled him to receive approximately 75% of the transaction consideration. Mr. Armstrong’s original investment in Patch, made in December 2007 through Polar Capital, was approximately $4.5 million. In connection with the transaction, Mr. Armstrong, through Polar Capital, waived his right to receive any transaction consideration in excess of his original $4.5 million investment, opting to accept only the return of his initial investment. In addition, Mr. Armstrong elected to return the $4.5 million (approximately $450,000 of which is being held in the indemnity escrow account for a year) that he was entitled to receive in connection with the transaction to us, to be held by us until after our separation from Time Warner. As soon as legally permissible, following the separation, we will cause to be issued to Polar Capital an amount of AOL Inc. common stock equivalent to $4.5 million (minus any amounts held in the indemnity escrow account) based on an average of the high and low market prices on the relevant trading day. The issuance of shares of AOL Inc. common stock to Polar Capital will be exempt from registration under Section 4(2) of the Securities Act of 1933, as a transaction by an issuer not involving a public offering. The payment to Polar Capital of the $4.5 million of consideration is not contingent on the continued employment of Mr. Armstrong with us.

In evaluating the fair market value of Patch, Time Warner engaged the services of an independent financial advisory firm, which reviewed certain information, including recent financial performance and financial forecasts relating to Patch’s earnings and cash flow and performed valuation analyses including: a discounted cash flow analysis of Patch’s expected earnings, a comparison of the multiple being paid for Patch to the trading multiples of comparable public companies, and a comparison of the multiple being paid for Patch to the multiples paid in comparable merger and acquisition transactions. The discounted cash flow analysis was based on terminal multiples of revenue of 2.0 to 4.0x, terminal multiples of EBITDA of 8.0 to 12.0x and discount rates of 20 to 40%. Comparable public companies were trading at 0.2 to 3.2x 2010 revenue and 0.01 to 0.20x revenue on a growth adjusted basis. In comparable mergers and acquisitions, acquirors paid a multiple of 0.7 to 29.4x revenue for the last 12 months prior to the transaction, 0.8 to 8.6x forward revenue and 1.6 to 10.6x invested capital. The purchase price of $7.0 million for Patch was within the range implied by the discounted cash flow analysis and the implied valuation multiples were below or within the range of multiples for the comparable public companies and comparable merger and acquisition transactions.

In connection with its analysis, the financial advisory firm assumed and relied upon the accuracy and completeness of the financial and other information that was available to it from public sources, that was provided to it by Time Warner or its representatives, or that was otherwise available to it, without independent verification of such information. With respect to the financial forecasts, the financial advisory firm assumed no responsibility for such forecasts or the assumptions on which they were based and assumed that such forecasts had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Time Warner as to the future financial performance of Patch, and that such financial information was materially complete.

Based on the analyses undertaken, and subject to the above assumptions and qualifications, the financial advisory firm confirmed that the $7.0 million value ascribed by us was within the range of estimated fair market values for Patch as of the transaction date.

The Patch acquisition did not significantly affect our consolidated financial results for the three and nine months ended September 30, 2009.

Results of Operations

Basis of Presentation

The consolidated financial statements included elsewhere in this Information Statement, which are discussed below, include 100% of our assets, liabilities, revenues, expenses and cash flows as well as those of our subsidiaries. While the consolidated financial statements have been derived from the historical results of AOL Holdings LLC, we have presented the consolidated financial statements as those of AOL Inc., which AOL Holdings LLC was converted into on November 2, 2009, and the stock of which will be distributed in the distribution. Intercompany accounts and transactions between consolidated companies have been eliminated in consolidation. For each of the periods presented, we were a subsidiary of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented. We expect to incur additional costs to be able to function as an independent, publicly-traded company, including additional costs related to corporate finance, governance and public reporting.

In connection with the spin-off, we will enter into transactions with Time Warner that either have not existed historically or that are on terms different from the terms of arrangements or agreements that existed prior to the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with Time Warner” beginning on page 153 of this Information Statement for more detail. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. We believe the assumptions and methodologies underlying the allocation of general corporate expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by us if we had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to us by Time Warner, including cash management and other treasury services, administrative services (such as government relations, tax, employee benefit administration, internal audit, accounting and human resources), equity-based compensation plan administration, aviation services, insurance coverage and the licensing of certain third-party patents. During the years ended December 31, 2008, 2007 and 2006, we incurred $23.3 million, $28.4 million and $35.8 million, respectively, of expenses related to charges for services performed by Time Warner, and for the three and nine months ended September 30, 2009, we incurred $5.3 million and $16.0 million, respectively, of such expenses.

Consolidated Results

2008, 2007 and 2006

The following table presents our historical operating results as a percentage of revenues for the periods presented, and should be read in conjunction with the accompanying consolidated statements of operations:

	Years Ended December 31,
	2008	2007	2006

Revenues	100%	100%	100%

Costs and expenses:
Costs of revenues	55	51	53
Selling, general and administrative	16	19	28
Amortization of intangible assets	4	2	2
Amounts related to securities litigation and government investigations, net of recoveries	—	3	9
Restructuring costs	—	2	3
Goodwill impairment charge	53	—	—
Gain on disposal of assets and consolidated businesses, net	—	(13)	(10)

Total costs and expenses	128	64	85

Operating income (loss)	(28)	36	15

Income (loss) from continuing operations before income taxes	(28)%	36%	15%

The following table presents our revenues, by revenue type, for the periods presented ($ in millions):

	Years Ended December 31,
	2008	2007	% Change from 2007 to 2008	2006	% Change from 2006 to 2007
Revenues:
Advertising	$2,096.4	$2,230.6	(6)%	$1,886.1	18%
Subscription	1,929.3	2,787.9	(31)%	5,783.6	(52)%
Other	140.1	162.2	(14)%	117.0	39%

Total revenues	$4,165.8	$5,180.7	(20)%	$7,786.7	(33)%

The following table presents our revenues, by revenue type, as a percentage of total revenues for the periods presented:

	Years Ended December 31,
	2008	2007	2006
Revenues:
Advertising	50%	43%	24%
Subscription	46	54	74
Other	4	3	2

Total revenues	100%	100%	100%

Advertising Revenues

Advertising revenues are generated through the display of graphical advertisements, the display of sponsored links to an advertiser’s website that are associated with search results (also referred to as paid-search), the display of contextual links to an advertiser’s website, as well as other performance-based advertising. Agreements for advertising on AOL Media typically take the form of impression-based contracts in which we provide impressions in exchange for a fixed fee (generally stated as cost-per-thousand impressions), time-based contracts in which we provide a minimum number of impressions over a specified time period for a fixed fee or performance-based contracts in which performance is measured in terms of either “click-throughs” when a user clicks on a company’s advertisement or other user actions such as product/customer registrations, survey participation, sales leads or product purchases. In addition, agreements with advertisers can include other advertising-related elements such as content sponsorships, exclusivities or advertising effectiveness research.

In addition to advertising revenues generated on AOL Media, we also generate revenues from our advertising offerings on the Third Party Network. To generate revenues on the Third Party Network, we purchase advertising inventory from publishers (both large and small) in the Third Party Network using proprietary optimization, targeting and delivery technology to best match advertisers with available advertising inventory. Advertising arrangements for the sale of Third Party Network inventory typically take the form of impression-based contracts or performance-based contracts.

Advertising revenues on AOL Media and the Third Party Network for the years ended December 31, 2008, 2007 and 2006 are as follows ($ in millions):

	Years Ended December 31,
	2008	2007	% Change from 2007 to 2008	2006	% Change from 2006 to 2007

AOL Media	$1,450.4	$1,553.1	(7)%	$1,405.1	11%
Third Party Network	646.0	677.5	(5)%	481.0	41%

Total advertising revenues	$2,096.4	$2,230.6	(6)%	$1,886.1	18%

Advertising revenues generated on AOL Media decreased 7%, or $102.7 million, for the year ended December 31, 2008, as compared to the year ended December 31, 2007. The decrease was due in part to a benefit to revenue for the year ended December 31, 2007 of approximately $19 million related to a change in an accounting estimate as a result of more timely impression delivery data. The remaining decrease included a decline of approximately $115 million due to weak economic conditions which resulted in lower advertising demand, as well as the challenges of integrating businesses acquired in late 2007 and early 2008, partially offset by an increase of $31 million in paid-search revenues from the Google relationship. The increase in paid-search revenues was driven by higher revenues per search query on certain AOL Media properties and broader distribution of paid-search through AOL Media, which contributed $76 million and $30 million, respectively, to the increase, partially offset by a $75 million decrease due to a decline in search query volume on certain AOL Media properties.

Advertising revenues generated on AOL Media increased 11%, or $148.0 million, for the year ended December 31, 2007, as compared to the year ended December 31, 2006. The increase was due in part to a $66 million increase in paid-search revenues from the Google relationship driven by higher revenues per search query on certain AOL Media properties, the $19 million benefit related to the change in an accounting estimate discussed above and an increase of approximately $63 million due to an increase in volume of sold inventory.

For all periods presented in this Information Statement, we have had a contractual relationship with Google whereby Google provides paid text-based search advertising on AOL Media. For all of the periods presented in this Information Statement, revenues under the Google arrangement represented a significant percentage of the advertising revenues generated by AOL Media. For the years ended December 31, 2008, 2007 and 2006, the revenues associated with the Google relationship (substantially all of which were generated on AOL Media) were $678 million, $642 million and $573 million, respectively.

The 5% decrease in advertising revenues generated on the Third Party Network for the year ended December 31, 2008, as compared to the year ended December 31, 2007, was due to a decrease of $189 million resulting from the wind-down of a contract with a major customer, which was partially offset by increased revenues of $131 million attributable to acquisitions completed in 2007 and other advertising growth of $27 million. Since January 1, 2008, the major customer noted above has been under no contractual obligation to do business with us, and our advertising revenues from this customer declined to $26 million in 2008 from $215 million in 2007.

The 41% increase in advertising revenues generated on the Third Party Network for the year ended December 31, 2007, as compared to the year ended December 31, 2006, is attributable to organic growth and, to a lesser extent, the effect of acquisitions completed in 2007, which contributed revenues of $27 million in 2007. Our revenues on the Third Party Network benefited from the expansion of the relationship with the major customer referred to in the paragraph above in the second quarter of 2006. The revenues associated with this relationship increased $58 million to $215 million in 2007, as compared to 2006.

Subscription Revenues

The 31% decline in subscription revenues for the year ended December 31, 2008, as compared to the year ended December 31, 2007, was due to a 26% decrease in the number of domestic AOL-brand access subscribers (which is discussed further below), the sale of our German access service business in the first quarter of 2007, which resulted in a decrease of $88 million for the year ended December 31, 2008, and a decrease of $51 million related to a decline in non-AOL-brand access subscribers (i.e., CompuServe and Netscape brand access subscribers). The 52% decline in subscription revenues for the year ended December 31, 2007, as compared to the year ended December 31, 2006, was driven by the 30% decrease in the number of domestic AOL-brand access subscribers as well as the sales of the access service businesses in the United Kingdom and France in the fourth quarter of 2006 and the sale of the German access service business in the first quarter of 2007 (which we collectively refer to as the European access service businesses). As a result of the sales of the European access service businesses, subscription revenues declined by $1,465 million in 2007.

The number of domestic AOL-brand access subscribers was 6.9 million, 9.3 million and 13.2 million at December 31, 2008, 2007 and 2006, respectively. The domestic AOL-brand access subscribers as of December 31, 2008 have maintained a paying relationship with us, on average, for more than six years, and this trend regarding the tenure of paid subscribers has increased as compared to 2007 and 2006. The average monthly revenue per domestic AOL-brand access subscriber (which we refer to in this Information Statement as ARPU) was $18.38, $18.66 and $19.18 for the years ended December 31, 2008, 2007 and 2006, respectively. We include in our subscriber numbers individuals, households and entities that have provided billing information and completed the registration process sufficiently to allow for an initial log-on to the AOL access service. Domestic AOL-brand access subscribers include subscribers participating in introductory free-trial periods and subscribers that are paying no monthly fees or reduced monthly fees through member service and retention programs, which together represented 2% or less of our total subscribers at December 31, 2008 and 2007 and 6% of our total subscribers at December 31, 2006. Individuals who have registered for our free offerings, including subscribers who have migrated from paid subscription plans, are not included in the AOL-brand access subscriber numbers presented above. Subscribers to our subscription access service contribute to our ability to generate advertising revenues.

The continued decline in domestic AOL-brand access subscribers is the result of several factors, including the increased availability of high-speed broadband Internet connections, the fact that a significant amount of online content, products and services has been optimized for use with broadband Internet connections and the effects of our strategic shift announced in 2006, which resulted in significantly reduced marketing efforts for our subscription access service and the free availability of the vast majority of our content, products and services. The decrease in ARPU of $0.28 for the year ended December 31, 2008, as compared to the year ended December 31, 2007, was due to a shift in the subscriber mix to lower-priced plans, which reduced ARPU by $1.35, and a decrease in premium services revenues, which reduced ARPU by $0.30. These decreases were partially offset by an increase in the percentage of revenue-generating customers, which increased ARPU by $0.43, and price increases for lower-priced plans, which increased ARPU by $1.11. The decrease in ARPU of $0.52 for the year ended December 31, 2007, as compared to the year ended December 31, 2006, was due to a shift in the subscriber mix to lower-priced plans, which reduced ARPU by $1.63, partially offset by an increase in the percentage of revenue-generating customers, which increased ARPU by $1.11.

Other Revenues

Other revenues consist primarily of fees associated with our mobile email and instant messaging functionality from mobile carriers, licensing revenues from third-party customers through MapQuest’s business-to-business services and licensing revenues from licensing our proprietary ad serving technology to third parties through our subsidiary, ADTECH AG.

Other revenues decreased 14% for the year ended December 31, 2008, as compared to the year ended December 31, 2007, due to declines in the revenues associated with the transition support services agreements with the purchasers of our European access service businesses (which ended in 2008), which contributed $23 million in revenue for the year ended December 31, 2008, as compared to $51 million for the year ended December 31, 2007, partially offset by increases in mobile email and instant messaging revenues of $14 million. Other revenues increased 39% for the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to the commencement of the agreements to provide transition support services to the purchasers of the European access service businesses in late 2006 and early 2007, which contributed $51 million in other revenues for the year ended December 31, 2007, partially offset by a decline in modem sales of $18 million. These modems were sold as part of a bundled broadband offering to European access subscribers, and are no longer part of our subscription access service offerings due to the sales of the European access service businesses.

Geographical Concentration of Revenues

Since the sales of the European access service businesses, a significant majority of our revenues have been generated in the United States. In 2008 and 2007, 87% and 88%, respectively, of our revenues were generated in the United States, whereas in 2006, only 73% of our revenues were generated in the United States. This change was due to the significance of the international revenues associated with the European access service businesses in 2006. Substantially all of the non-United States revenues in 2008, 2007 and 2006 were generated by our European operations (primarily in the United Kingdom, France and Germany). We expect the significant majority of our revenues to continue to be generated in the United States for the foreseeable future.

Operating Costs and Expenses

The following table presents our operating costs and expenses for the periods presented ($ in millions):

	Years Ended December 31,
	2008	2007	% Change from 2007 to 2008	2006	% Change from 2006 to 2007

Costs of revenues	$2,278.4	$2,652.6	(14)%	$4,129.0	(36)%
Selling, general and administrative	644.8	964.2	(33)%	2,199.6	(56)%
Amortization of intangible assets	166.2	95.9	73%	133.5	(28)%
Amounts related to securities litigation and government investigations, net of recoveries	20.8	171.4	(88)%	705.2	(76)%
Restructuring costs	16.6	125.4	(87)%	222.2	(44)%
Goodwill impairment charge	2,207.0	—	NA	—	—
Gain on disposal of assets and consolidated businesses, net	(0.3)	(682.6)	(100)%	(770.6)	(11)%

The following categories of costs are generally included in costs of revenues: network-related costs, traffic acquisition costs (which we refer to in this Information Statement as TAC), product development costs and other costs of revenues. For the year ended December 31, 2008, the largest component of costs of revenues was TAC. TAC consists of costs incurred through arrangements in which we acquire third-party online advertising inventory for resale and arrangements whereby partners distribute our free products or services or otherwise direct traffic to AOL Media. TAC arrangements have a number of different economic structures, the most common of which are: payments based on a cost-per-thousand impressions or based on a percentage of the ultimate advertising revenues generated from the advertising inventory acquired for resale, payments for direct traffic delivered to AOL Media priced on a per click basis (e.g., search engine marketing fees) and payments to partners in exchange for distributing our products to their users (e.g., agreements with computer manufacturers to distribute our toolbar or a co-branded web portal on computers shipped to end users). These arrangements can be on a fixed-fee basis (which often carry reciprocal performance guarantees by the counterparty), on a variable basis or, in some cases, a combination of the two. Network-related costs include narrowband access costs, hardware and software maintenance expense, high-speed data circuits, personnel and related overhead costs incurred in supporting the network and depreciation of network-related assets. Product development costs include software maintenance costs, research and development costs and other expenses incurred in the development of software and user-facing Internet offerings, including personnel and related overhead support costs. Other costs of revenues include content royalties and customer service costs, which include outsourced customer service costs and, historically, employee and related costs for our operated customer support call centers, as well as costs associated with customer billing and collections, personnel and related overhead costs, depreciation and amortization of certain capitalized software and certain asset impairments.

Our costs of revenues and selling, general and administrative expenses declined significantly for the periods presented, driven by two factors. First, our cost structure in Europe is significantly lower than it was prior to the sales of our European access service businesses, as such sales led to significant cost decreases for the year ended December 31, 2007 and, to a lesser extent, for the year ended December 31, 2008. Second, we have undertaken a number of cost reduction initiatives as a result of the strategic shift announced in 2006. The decisions made in connection with these cost reduction initiatives included ceasing to actively market our subscription access service, closing and outsourcing our customer support and call center functions, entering into variable network cost agreements as opposed to fixed cost agreements to reduce costs in response to the declining access subscriber base, reducing headcount through restructuring actions taken during the periods presented and leveraging non-United States personnel in a cost-effective manner.

More specifically, costs of revenues decreased 14% to $2,278.4 million for the year ended December 31, 2008, as compared to $2,652.6 million for the year ended December 31, 2007. The sale of our German access service business in the first quarter of 2007 contributed $78 million of the decrease. Excluding that decline, the primary drivers of the decrease in costs of revenues were a decrease in network-related costs, product development and certain other costs of revenues. Network-related costs declined by $149 million, which included declines in narrowband network costs of $56 million due to the decline in access service subscribers, a decrease in personnel and related overhead costs to support the network of $43 million resulting from reduced headcount, declines in depreciation expense associated with network equipment of $29 million and other declines of $26 million related to the decline in access service subscribers. Product development expenses declined $32 million due to a decrease in personnel-related costs as a result of reduced headcount. Other costs of revenues included a decrease in other personnel and related overhead costs of $97 million as a result of reduced headcount, declines in non-network depreciation and amortization of $47 million, declines in costs associated with customer billing and collections of $24 million due to the decline in subscribers and lower content royalties of $21 million. Also contributing to the decline in personnel-related costs described above was our decision not to pay bonuses for 2008. Partially offsetting these declines were increases in TAC. TAC increased 14% to $687 million for the year ended December 31, 2008, as compared to $604 million for the year ended December 31, 2007, due to a new product distribution agreement resulting in TAC of $106 million, additional TAC of $92 million related to revenues generated by the acquisitions completed in 2007 and other increases in TAC consistent with the other

Third Party Network advertising growth of $27 million previously discussed, partially offset by the wind-down of the contract with the major customer described above, which resulted in a decline of $160 million.

Costs of revenues as a percentage of revenues were 55% and 51% in the years ended December 31, 2008 and 2007, respectively. The increase in costs of revenues as a percentage of revenues for the year ended December 31, 2008, as compared to the year ended December 31, 2007, was a result of declines in our subscription revenues and advertising revenues exceeding the decline in costs to deliver such revenues.

Costs of revenues decreased 36% to $2,652.6 million for the year ended December 31, 2007, as compared to $4,129.0 million the year ended December 31, 2006. The decline reflects a decrease of $1,020 million attributable to the sales of our European access service businesses. Excluding that decline, the primary drivers of the decrease in costs of revenues were decreases in network-related costs, product development costs and certain other costs of revenues. Network-related costs declined by $251 million, which included declines in narrowband network costs of $147 million due to the decline in access service subscribers, declines in broadband costs of $36 million and declines in depreciation expense associated with network equipment of $18 million. Product development expenses declined $54 million due to a decrease in personnel and consulting costs as a result of significantly reduced development efforts and the use of lower-cost, non-United States personnel in connection with the strategic shift announced in 2006. Other declines in costs of revenues in 2007 included a decline of $237 million as a result of reduced headcount and lower outside services costs due primarily to call center closures, a $69 million decrease in content royalties and a decline in costs associated with customer billing and collections of $37 million. Partially offsetting these declines were increases in TAC. TAC increased 57% to $604 million for the year ended December 31, 2007, as compared to $384 million for the year ended December 31, 2006, due to increases in Third Party Network TAC, driven by the Third Party Network advertising growth previously discussed. Also contributing to this increase was approximately $50 million in TAC incurred in 2007 related to revenue share payments made to the buyers of the European access service businesses. Since we sold these businesses in late 2006 and early 2007, the TAC incurred in 2006 related to these arrangements was not significant.

Costs of revenues as a percentage of revenues were 51% and 53% in the years ended December 31, 2007 and 2006, respectively. This decrease in costs of revenues as a percentage of revenues for the year ended December 31, 2007, as compared to the year ended December 31, 2006, was driven by our cost management initiatives that we implemented as part of the strategic shift announced in 2006. These cost management initiatives included a restructuring action in 2006 to reduce headcount and terminate certain contracts.

Selling, general and administrative expenses consist primarily of marketing costs associated with subscriber acquisition marketing efforts and payments to marketing partners for domestic AOL-brand access subscribers, personnel costs and facility costs related to our corporate and business support functions, depreciation on property and equipment used in our corporate and business support functions, consulting fees, bad debt expense and legal fees.

Selling, general and administrative expenses decreased to $644.8 million for the year ended December 31, 2008, a 33% decline as compared to the year ended December 31, 2007, of which $34 million was attributable to the sale of our German access service business. The remaining decrease was due to a decline in marketing costs of $127 million, which was related to reduced subscriber acquisition marketing efforts as part of the strategic shift announced in 2006, and a reduction in personnel and related overhead costs of $88 million, due partially to reduced headcount and our decision not to pay annual bonuses for 2008. Selling, general and administrative expenses for the year ended December 31, 2008 also included $22 million of external costs incurred in connection with Time Warner’s evaluation of various strategic alternatives related to us, including the previously contemplated separation of AOL into separate businesses, which more than offset a $20 million decline in other outside consulting expenses.

Selling, general and administrative expenses decreased to $964.2 million for the year ended December 31, 2007, a 56% decline as compared to the year ended December 31, 2006, of which $361 million was attributable to the sales of our European access service businesses. The remaining decrease was due to a decline in marketing costs of $593 million resulting from the strategic shift announced in 2006, a decline in subscriber bad debt expense of $99 million due to lower subscriber membership, a decline in personnel-related costs of $76 million, a decline in depreciation expense of $60 million and a decline in outside consulting expenses of $48 million.

Amortization of intangible assets results primarily from acquired intangible assets including technology, customer relationships and trade names. Amortization of intangible assets increased $70.3 million for the year ended December 31, 2008, a 73% increase as compared to the year ended December 31, 2007, due primarily to a significant increase in our acquired intangible assets resulting from the acquisitions of Bebo, Inc. in early 2008 and the acquisitions of Quigo Technologies Inc. and TACODA, Inc. in late 2007. Amortization of intangible assets decreased $37.6 million for the year ended December 31, 2007, a 28% decrease as compared to the year ended December 31, 2006, due primarily to $45 million of amortization expense in 2006 that did not recur in 2007, as this expense was associated with intangible assets that were included in the sales of our European access service businesses.

Amounts related to securities litigation and government investigations, net of recoveries consist of legal settlement costs and legal and other professional fees incurred by Time Warner related to the defense of various securities lawsuits involving us or our former officers and employees. While these amounts were historically incurred by Time Warner and reflected in Time Warner’s financial results, they have been reflected as an expense and a corresponding additional capital contribution by Time Warner in our consolidated financial statements because they involve us. We recognized $20.8 million, $171.4 million and $705.2 million of expense related to these matters for the years ended December 31, 2008, 2007 and 2006, respectively. Following the spin-off, these costs will continue to be incurred by Time Warner to the extent that proceeds from a settlement with insurers are available to pay those costs, and thereafter will be borne by AOL or Time Warner to the extent either entity is obligated by its bylaws or otherwise to pay such costs. See Note 9 to the accompanying audited consolidated financial statements for more information.

As a result of the strategic shift announced in 2006 and continuing efforts to better position and optimize our business, we undertook restructurings in 2008, 2007 and 2006. Our 2008 results included net restructuring charges of $16.6 million related to costs incurred associated with involuntary employee terminations and facility closures. Our 2007 results included restructuring charges of $125.4 million, reflecting costs incurred associated with involuntary employee terminations, asset write-offs and facility closures. The 2007 charges also included a reversal of $15 million of restructuring costs associated with a change in estimate for 2006 and prior restructuring activity. Our 2006 results included $222.2 million in restructuring charges, related to costs incurred associated with involuntary employee terminations, contract terminations, asset write-offs and facility closures.

The goodwill impairment charge in 2008 was incurred as a result of the annual goodwill impairment analysis performed during the fourth quarter of 2008. In that analysis, we determined that the carrying value of our goodwill was impaired and, accordingly, recorded a goodwill impairment charge of $2,207.0 million to write goodwill down to its implied fair value. See Notes 1 and 2 to the accompanying audited consolidated financial statements for more information.

The gain on disposal of assets and consolidated businesses for the years ended December 31, 2007 and 2006 consisted primarily of the $668.2 million gain on the sale of our German access service business in 2007 and the $767.4 million in gains on the sales of our French and United Kingdom access service businesses in 2006.

Operating Income (Loss)

Our operating loss was $1,167.7 million for the year ended December 31, 2008, as compared to operating income of $1,853.8 million for the year ended December 31, 2007. The decline was due primarily to the goodwill impairment charge in 2008, a significant decrease in revenues in 2008 and a gain on the disposal of our German access service business in 2007, partially offset by decreases in costs of revenues, selling, general and administrative expenses and restructuring costs.

Operating income was $1,853.8 million for the year ended December 31, 2007, as compared to operating income of $1,167.8 million for the year ended December 31, 2006. The increase was due primarily to decreases in costs of revenues, selling, general and administrative expenses, a decrease in costs related to securities litigation and government investigations, a decrease in restructuring costs and an increase in advertising revenues, partially offset by a decrease in subscription revenues.

Other Income Statement Amounts

The following table presents our other income amounts from continuing operations for the periods presented ($ in millions):

	Years Ended December 31,
	2008	2007	% Change from 2007 to 2008	2006	% Change from 2006 to 2007

Other income (loss), net	$(3.8)	$1.2	NM	$29.4	(96)%
Income tax provision	355.1	641.7	(45)%	480.7	33%

NM = not meaningful

Other income (loss), net was essentially flat for the year ended December 31, 2008, as compared to the year ended December 31, 2007, as there were no significant changes in other income activity in those periods. Other income (loss), net decreased $28.2 million to $1.2 million for the year ended December 31, 2007, as compared to the year ended December 31, 2006, due primarily to $17 million of net gains in 2006 associated with foreign currency transactions.

The provision for income taxes for the year ended December 31, 2008 differs from the amount computed by applying the U.S. Federal statutory income tax rate due to state taxes and a non-deductible goodwill impairment charge.

Our effective tax rate for the year ended December 31, 2008 was (30.3)%, which included the effect of the $2,207.0 million goodwill impairment charge, the majority of which was non-deductible for income tax purposes. Excluding the effect of this charge, our effective tax rate for the year ended December 31, 2008 was 43.4%, as compared to 34.6% for the year ended December 31, 2007. The increase in the effective tax rate (after excluding the effect of the goodwill impairment charge) was due to tax benefits realized in 2007 associated with the utilization of tax loss carryforwards on the sale of our German access service business. Our effective tax rate for the year ended December 31, 2007 was 34.6%, compared to 40.2% in 2006. The higher effective tax rate in 2006 was due to uncertainties associated with certain foreign intangible assets.

Three and Nine Months Ended September 30, 2009 and 2008

The following table presents our operating results as a percentage of revenues for the periods presented, and should be read in conjunction with the accompanying consolidated statements of operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Revenues:	100%	100%	100%	100%

Costs and expenses:
Costs of revenues	58	54	57	56
Selling, general and administrative	20	16	18	16
Amortization of intangible assets	4	4	4	4
Amounts related to securities litigation and government investigations, net of recoveries	1	—	1	—
Restructuring costs	1	—	3	—

Total costs and expenses	84	74	83	76

Operating income	16	26	17	24
Other income (loss), net	—	—	—	—

Income before income taxes	16%	26%	17%	24%

The following table presents our revenues, by revenue type, for the three and nine months ended September 30, 2009 and 2008 ($ in millions):

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2009	2008		2009	2008
Revenues:
Advertising	$414.5	$501.7	(17)%	$1,276.7	$1,583.9	(19)%
Subscription	332.2	470.1	(29)%	1,081.4	1,499.9	(28)%
Other	30.0	34.8	(14)%	89.6	107.8	(17)%

Total revenues	$776.7	$1,006.6	(23)%	$2,447.7	$3,191.6	(23)%

The following table presents our revenues, by revenue type, as a percentage of total revenues for the three and nine months ended September 30, 2009 and 2008:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues:
Advertising	53%	50%	52%	50%
Subscription	43	47	44	47
Other	4	3	4	3

Total revenues	100%	100%	100%	100%

The strengthening of the U.S. dollar relative to significant foreign currencies to which we are exposed negatively affected our revenues by approximately $13 million and $60 million for the three and nine months ended September 30, 2009, respectively, as compared to the three and nine months ended September 30, 2008. However, due to an offsetting positive impact on expenses, the impact of exchange rate differences on operating income and net income in comparing these periods was not material. If exchange rates remain at levels similar to those at September 30, 2009, we do not expect a significant impact on revenues, operating income and net income during the remainder of 2009 compared to the corresponding period in 2008.

Advertising Revenues

Advertising revenues on AOL Media and the Third Party Network for the three and nine months ended September 30, 2009 and 2008 are as follows ($ in millions):

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2009	2008		2009	2008
AOL Media	$287.7	$362.8	(21)%	$892.5	$1,089.7	(18)%
Third Party Network	126.8	138.9	(9)%	384.2	494.2	(22)%

Total advertising revenues	$414.5	$501.7	(17)%	$1,276.7	$1,583.9	(19)%

Advertising revenues generated on AOL Media decreased 21%, or $75.1 million, and 18%, or $197.2 million, for the three and nine months ended September 30, 2009, as compared to the three and nine months ended September 30, 2008, respectively. The decrease was due in part to a decline in revenues from the Google relationship of $42 million and $90 million for the three and nine months ended September 30, 2009, as compared to the three and nine months ended September 30, 2008, respectively, due to decreases in search query volume (partially due to the decline in domestic AOL-brand access subscribers) on certain AOL Media properties which contributed $19 million and $67 million to the decline, respectively, and lower revenues per search query on certain AOL Media properties which contributed $24 million and $27 million to the decline, respectively. The remaining decrease of approximately $33 million and $107 million for the three and nine months ended September 30, 2009, as compared to the three and nine months ended September 30, 2008, was due to weak global economic conditions that resulted in lower advertising demand. For the three months ended September 30, 2009 and 2008, the revenues associated with our arrangement with Google (substantially all of which were paid-search revenues generated on AOL Media) were $135 million and $177 million, respectively, and were $422 million and $513 million, respectively, for the nine months ended September 30, 2009 and 2008.

The decrease in advertising revenues on the Third Party Network for the three and nine months ended September 30, 2009, as compared to the three and nine months ended September 30, 2008, was 9% and 22%, respectively, and was also due to weak global economic conditions that resulted in lower advertising demand. In addition, the decline in advertising revenues on the Third Party Network for the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008, included a decrease of $23 million due to the wind-down of the contract with the major customer previously discussed. Revenues associated with this major customer were $2 million for the nine months ended September 30, 2009 compared to $25 million for the nine months ended September 30, 2008.

While our ability to forecast future advertising revenue is limited, we expect that our advertising revenues will be negatively impacted by weak global economic conditions at least through the remainder of 2009. Our advertising revenues, including revenues associated with the Google relationship, will also continue to be negatively impacted by the decline in our domestic AOL-brand access subscribers. In addition, we also expect that the changes to our content, products and services designed to enhance the consumer experience which are discussed in “—Overview—AOL Media” above may have a negative impact on our advertising revenues in the near-term. Further, because advertising revenues associated with the Google relationship have relatively low direct costs, the expected decline in revenues associated with the Google relationship will also contribute to declines in operating income and cash flows.

Subscription Revenues

The decline in subscription revenues for the three and nine months ended September 30, 2009, as compared to the three and nine months ended September 30, 2008, was 29% and 28%, respectively, due to a 28% decrease in the number of domestic AOL-brand access subscribers between September 30, 2008 and September 30, 2009.

The number of domestic AOL-brand access subscribers was 5.4 million, 5.8 million and 7.5 million as of September 30, 2009, June 30, 2009 and September 30, 2008, respectively. ARPU was $18.54 and $18.60 for the three months ended September 30, 2009 and 2008, respectively, and $18.43 and $18.29 for the nine months ended September 30, 2009 and 2008, respectively. ARPU for the three months ended September 30, 2009 compared to the three months ended September 30, 2008 was negatively impacted by the shift in the subscriber mix to lower-priced plans, which decreased ARPU by $1.41, and was positively impacted by price increases for lower-priced plans, which increased ARPU by $1.53. Other changes in ARPU in comparing these three month periods were not significant. The increase in ARPU for the nine months ended September 30, 2009, compared to the nine months ended September 30, 2008, was due to price increases for lower-priced plans, which increased ARPU by $1.90, partially offset by a shift in the subscriber mix to lower-priced plans, which decreased ARPU by $1.44.

The continued decline in domestic AOL-brand access subscribers is the result of several factors, including the increased availability of high-speed broadband Internet connections, the fact that a significant amount of online content, products and services has been optimized for use with broadband Internet connections and the effects of our strategic shift announced in 2006, which resulted in significantly reduced marketing efforts for our subscription access service and the free availability of the vast majority of our content, products and services. As a result of these factors, we expect subscription revenues to decline for the foreseeable future.

Other Revenues

Other revenues decreased 14% and 17%, respectively, for the three and nine months ended September 30, 2009, as compared to the three and nine months ended September 30, 2008, due to declines in the revenues associated with the transition support services agreements with the purchasers of the European access service businesses. These agreements ended in 2008, and contributed $5 million and $20 million in revenue for the three and nine months ended September 30, 2008, respectively. The decline in revenue from these agreements was partially offset by an increase in mobile email and instant messaging revenues of $1 million and $6 million for the three and nine months ended September 30, 2009, respectively, as compared to the three and nine months ended September 30, 2008.

We expect other revenues for the remainder of 2009 to be essentially flat as compared to the corresponding period of 2008.

Operating Costs and Expenses

The following table presents our operating costs and expenses for the periods presented ($ in millions):

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2009	2008		2009	2008

Costs of revenues	$453.2	$546.5	(17)%	$1,402.6	$1,771.6	(21)%
Selling, general and administrative	145.7	150.4	(3)%	408.8	504.5	(19)%
Amortization of intangible assets	33.4	44.4	(25)%	104.7	123.8	(15)%
Amounts related to securities litigation and government investigations, net of recoveries	6.8	4.6	48%	21.0	12.6	67%
Restructuring costs	10.2	1.8	NM	82.9	15.1	NM

NM = not meaningful

Costs of revenues decreased 17% to $453.2 million for the three months ended September 30, 2009, as compared to $546.5 million for the three months ended September 30, 2008, and decreased 21% to $1,402.6 million for the nine months ended September 30, 2009, as compared to $1,771.6 million for the nine months ended September 30, 2008. The decrease in costs of revenues was largely driven by a decrease in TAC and the continuing cost reduction initiatives that we have undertaken since our strategic shift. TAC decreased 18% to

$135 million for the three months ended September 30, 2009, as compared to $165 million for the three months ended September 30, 2008, and decreased 26% to $398 million for the nine months ended September 30, 2009 from $535 million for the nine months ended September 30, 2008, due to the decrease in advertising revenues on the Third Party Network and, to a lesser extent, declines in product distribution costs related to an amendment to a product distribution agreement in the third quarter of 2008.

Our cost reduction initiatives continued to drive declines in network-related costs, product development and certain other costs of revenues. More specifically, network-related costs declined by $20 million and $53 million, respectively, for the three and nine months ended September 30, 2009 due to declines in narrowband network and other network-related costs related to cost reduction initiatives undertaken in response to the decline in domestic AOL-brand access subscribers. Product development costs declined by $10 million and $43 million, respectively, for the three and nine months ended September 30, 2009 due to reduced headcount and reduced development efforts. Other costs of revenues declines for the three and nine months ended September 30, 2009 as compared to the three and nine months ended September 30, 2008 included declines in outside services costs of $7 million and $44 million, respectively, as a result of reduced consulting, lower outsourced call center expenses and the transition to internally developed ad serving technology beginning in the first quarter of 2009. We also had declines in customer billing and collection costs of $5 million and $18 million for the three and nine months ended September 30, 2009, respectively, due to the decline in domestic AOL-brand access subscribers and personnel related declines of $2 million and $13 million, respectively, as a result of reduced headcount. Partially offsetting the decreases described above was an increase of $15 million and $40 million for the three and nine months ended September 30, 2009, respectively, resulting from the decision not to pay most annual bonuses in 2008.

Costs of revenues as a percentage of revenues were 58% and 54% for the three months ended September 30, 2009 and 2008, respectively, and 57% and 56% for the nine months ended September 30, 2009 and 2008, respectively. While we undertook a number of cost reduction initiatives in response to the decline in revenues, the increase in costs of revenues as a percentage of revenues was largely driven by the decision not to pay most annual bonuses in 2008.

Selling, general and administrative expenses decreased 3% to $145.7 million for the three months ended September 30, 2009, as compared to $150.4 million for the three months ended September 30, 2008, and decreased 19% to $408.8 million for the nine months ended September 30, 2009, as compared to $504.5 million for the nine months ended September 30, 2008. These decreases were due to declines in marketing costs of $7 million and $46 million, respectively, for the three and nine months ended September 30, 2009, reflecting reduced payments to marketing partners due to the decline in domestic AOL-brand access subscribers and reduced spending due to cost savings initiatives. Further contributing to the decline in selling, general and administrative expenses for the three and nine months ended September 30, 2009, as compared to the three and nine months ended September 30, 2008 were decreases in consulting costs of $13 million and $47 million, respectively, partially due to the costs incurred in 2008 associated with Time Warner’s evaluation of various strategic alternatives related to our business, which were $6 million and $22 million for the three and nine months ended September 30, 2008, respectively. Partially offsetting the decline was an increase of $15 million for the three and nine months ended September 30, 2009 related to the resolution of a French value-added tax matter associated with our historical European access service businesses and an increase in personnel related costs of $8 million and $12 million for the three and nine months ended September 30, 2009, respectively, resulting from the decision not to pay most annual bonuses in 2008.

Amortization of intangibles declined 25% to $33.4 million for the three months ended September 30, 2009, as compared to $44.4 million for the three months ended September 30, 2008, and declined 15% to $104.7 million for the nine months ended September 30, 2009, as compared to $123.8 million for the nine months ended September 30, 2008, due to certain intangible assets becoming fully amortized at the end of 2008, partially offset by an increase in our acquired intangible assets resulting from the acquisition of Bebo, Inc. in early 2008.

We undertook various restructuring activities in the first nine months of 2009 in an effort to better align our cost structure with our revenues. As a result, for the three and nine months ended September 30, 2009, we incurred restructuring charges of $10.2 million and $82.9 million, respectively, related to involuntary employee terminations and facility closures. We currently expect to incur up to $20 million of additional restructuring charges through the spin-off, which is anticipated to occur in the fourth quarter of 2009. Shortly after the spin-off, we plan to undertake additional restructuring activities to more effectively align our organizational structure and costs to our strategy. We are also evaluating the countries in which we operate as part of the effort to align our cost structure, and we may decide to cease or reduce operations in certain countries. In connection with these additional restructuring activities, we expect to incur additional restructuring charges of up to $200 million, substantially all of which is expected to be incurred from the date of the spin-off through the first half of 2010. The results for the three and nine months ended September 30, 2008 included restructuring charges of $1.8 million and $15.1 million, respectively, related to involuntary employee terminations and facility closures.

Operating Income

Operating income was $127.4 million for the three months ended September 30, 2009, as compared to operating income of $258.9 million for the three months ended September 30, 2008, and was $427.7 million for the nine months ended September 30, 2009, as compared to $764.0 million for the nine months ended September 30, 2008. These decreases were due to the decline in revenues and an increase in restructuring costs, partially offset by decreases in costs of revenues and selling, general and administrative expenses.

Other Income Statement Amounts

The following table presents our other income statement amounts impacting our income from continuing operations for the periods presented ($ in millions):

	Three Months Ended September 30,		% Change	Nine Months Ended September 30,		% Change
	2009	2008		2009	2008

Other income (loss), net	($3.7)	$1.4	NM	($1.5)	$1.6	NM
Income tax provision	49.8	112.9	(56)%	179.1	332.0	(46)%

NM = not meaningful

Other income (loss), net decreased to a $3.7 million loss for the three months ended September 30, 2009, as compared to $1.4 million of income for the three months ended September 30, 2008, and decreased to a $1.5 million loss for the nine months ended September 30, 2009, as compared to $1.6 million of income for the nine months ended September 30, 2008, due to transaction costs incurred in 2009 related to the spin-off.

Our effective tax rates were 40.3% and 42.0% for the three and nine months ended September 30, 2009, as compared to 43.4% for both the three and nine months ended September 30, 2008. The change in the effective tax rates for the three and nine months ended September 30, 2009, as compared to the same periods in 2008, was primarily due to a decrease in foreign tax expense. The effective tax rates for the three and nine months ended September 30, 2009 differ from the statutory U.S. Federal income tax rate of 35.0% due to state income taxes, net of the Federal income tax benefit, offset by benefits associated with tax attributes recognized in foreign jurisdictions.

Liquidity and Capital Resources

Current Financial Condition

Historically, the cash we generate has been sufficient to fund our working capital, capital expenditure and financing requirements. Subsequent to the separation, while our ability to forecast future cash flows is limited, we expect to fund our ongoing working capital, capital expenditure and financing requirements through cash flows from operations and a new revolving credit facility to be entered into in connection with the separation.

While we expect to continue to generate positive cash flows from operations, we believe that our cash flows from operations will decline over the next several years due to the continued decline in the number of domestic AOL-brand access subscribers. Growth in cash flows from operations will only be achieved when, and if, the growth in earnings from our online advertising services more than offsets the continued decline in domestic AOL-brand access subscribers. In order for us to achieve such increase in earnings from advertising services, we believe it will be important to increase our overall volume of advertising sold, including through our higher-priced channels, and to maintain or increase pricing for advertising. Advertising revenues, however, are more unpredictable and variable than our subscription revenues, and are more likely to be adversely affected during economic downturns, as spending by advertisers tends to be cyclical in line with general economic conditions. If we are unable to successfully implement our strategic plan and grow the earnings generated by our online advertising services, we would reassess our cost structure or seek other financing alternatives to fund our business. As part of our ongoing assessment of our business and availability of capital and to enhance our liquidity position, we may consider divesting of certain assets or product lines.

At September 30, 2009, our cash totaled $76.7 million, as compared to $134.7 million at December 31, 2008. Until the separation is consummated, Time Warner will provide cash management and other treasury services to us. As part of these services, we sweep the majority of our domestic cash balances to Time Warner on a daily basis and receive funding from Time Warner for any domestic cash needs. Accordingly, our cash balances presented herein consist primarily of cash held at international locations for international cash needs.

In connection with the separation, we intend to enter into a new revolving credit facility. We intend to use the proceeds of this facility, as necessary, to support our working capital needs and the growth of our business and for other general corporate purposes. We describe the anticipated terms of this facility in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Debt Obligations” on page 79 of this Information Statement.

Summary Cash Flow Information

Our cash flows from operations are driven by net income adjusted for non-cash items such as depreciation, amortization, goodwill impairment, equity-based compensation expense and other activities impacting net income such as the gains and losses on the sale of assets or operating subsidiaries. Cash flows from investing activities consist primarily of the cash used in the acquisitions of various businesses as part of our strategy, proceeds received from the sale of assets or operating subsidiaries and cash used for capital expenditures. Cash flows from financing activities relate primarily to our distributions of cash to Time Warner as part of our historical cash management and treasury operations, as well as payments made on debt and capital lease obligations.

Operating Activities

The following table presents cash provided by operations for the periods presented ($ in millions):

	Years Ended December 31,			Nine Months Ended September 30,
	2008	2007	2006	2009	2008
Net income (loss)	$(1,526.6)	$1,395.4	$749.7	$247.1	$433.6
Adjustments for non-cash and nonoperating items:
Non-cash cumulative effect of accounting change, net of tax	—	—	(14.3)	—	—
Depreciation and amortization	477.2	498.6	634.3	311.2	361.9
Non-cash asset impairments	2,240.0	16.2	52.2	13.9	16.0
Gain on disposal of assets and consolidated businesses, net	(0.3)	(682.6)	(770.6)	—	—
Non-cash equity-based compensation	19.6	32.3	41.2	10.6	12.8
Amounts related to securities litigation and government investigations, net of recoveries	20.8	171.4	705.2	21.0	12.6
Deferred income taxes	(49.5)	102.2	(14.7)	(7.4)	—
Adjustments relating to discontinued operations	—	(186.7)	12.6	—	—
All other, net, including working capital changes	(247.6)	(330.2)	(253.4)	177.5	(99.6)

Cash provided by operations	$933.6	$1,016.6	$1,142.2	$773.9	$737.3

Cash provided by operations decreased by $83.0 million to $933.6 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007 driven by our decline in operating income. Our operating loss was $1,167.7 million for the year ended December 31, 2008, a decline of $3,021.5 million as compared to the year ended December 31, 2007. Excluding the declines in operating income related to the $2,207.0 million non-cash goodwill impairment charge in 2008 and the $668.2 million gain on the sale of our German access service business in 2007 (which is related to an investing cash flow), and excluding the $150.6 million increase in operating income related to securities litigation and government investigations (which were non-cash to us as Time Warner paid these amounts), operating income declined by $296.9 million, driving the decrease in cash provided by operations. This decline was mostly offset by changes in working capital, driven by a number of factors. First, a portion of our $222.2 million restructuring charge incurred in 2006 was paid in 2007, and the majority of our restructuring charge incurred in 2007 was also paid in 2007, reducing cash provided by operations in 2007. Second, the continued decline in domestic access subscribers and our strategic shift announced in 2006 led to a significant decline in deferred revenues (as we typically collect cash in advance of providing service to customers) from December 31, 2006 to December 31, 2007, resulting in lower cash from operations in 2007. Third, our advertising receivables increased in 2007 as our advertising business grew, and our advertising receivables declined in 2008 as a result of the weak economic conditions. As a result, our cash from operations in 2008 benefited from sales of advertising in 2007.

Cash provided by operations decreased by $125.6 million to $1,016.6 million for the year ended December 31, 2007, as compared to the year ended December 31, 2006. This decrease was due primarily to changes in working capital. As discussed above, a portion of the restructuring charges incurred in 2006 were paid in 2007 and the majority of our restructuring charge incurred in 2007 was also paid in 2007, reducing cash provided by operations in 2007. Further, our higher subscriber base in 2006 led to a larger amount of cash collected in 2006 for which the related revenue was recognized in 2007, which benefited cash from operations in 2006. While our operating income increased in 2007 as compared to 2006, the increase was due primarily to the amounts incurred in 2006 related to securities litigation and government investigations (which were non-cash to us as Time Warner paid these amounts), and excluding the effects of this non-cash charge, operating income was not a significant driver of the change in operating cash flows.

Cash provided by operations increased by $36.6 million to $773.9 million for the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008, due to an increase in cash provided by working capital, partially offset by a decrease in net income. The increase in cash provided by working capital was driven mainly by the change in accrued compensation and benefits and the change in our restructuring liability. Our decision not to pay annual bonuses to employees related to 2008 performance led to a significant increase in cash provided by operations for the nine months ended September 30, 2009, as the bonuses paid to employees in the first quarter of 2008 related to 2007 performance significantly exceeded the bonuses paid in 2009 (which related to 2009 first-half individual performance). The increase in cash provided by working capital as a result of the restructuring liability activity was primarily due to payments made in the first nine months of 2008 for restructuring charges incurred prior to 2008 exceeding payments made for the comparable period in 2009.

The components of working capital are subject to fluctuations based on the timing of cash transactions. The changes in working capital between periods primarily reflect changes in cash collected from subscribers and advertising customers and the timing of payments for accrued expenses and other liabilities.

Our cash paid for taxes (substantially all of which was paid to Time Warner under the tax matters agreement) was $516.6 million, $741.9 million and $312.6 million for the years ended December 31, 2008, 2007 and 2006, respectively, and $204.6 million and $460.5 million for the nine months ended September 30, 2009 and 2008, respectively. The fluctuations in cash paid for taxes for the years ended December 31, 2008, 2007 and 2006 and the nine months ended September 30, 2009 and 2008 were commensurate with the fluctuations in operating income for those periods (after excluding the effect of the non-deductible goodwill impairment charge in the fourth quarter of 2008).

Investing Activities

The following table presents cash provided (used) by investing activities for the periods presented ($ in millions):

	Years Ended December 31,			Nine Months Ended September 30,
	2008	2007	2006	2009	2008
Investments and acquisitions, net of cash acquired:
Bebo	$(852.0)	—	—	$(7.8)	$(851.1)
buy.at	(125.2)	—	—	—	(125.2)
Quigo	—	(346.4)	—	—	—
TACODA	—	(273.9)	—	—	—
ADTECH AG	—	(105.9)	—	—	—
Third Screen Media	—	(105.4)	—	—	—
All other	(58.2)	(49.8)	(134.0)	(8.5)	(57.9)
Capital expenditures and product development costs	(172.2)	(280.2)	(387.1)	(104.3)	(137.1)
Proceeds from disposal of assets and consolidated businesses, net:
German access service business	—	849.6	—	—	—
French access service business	—	—	360.5	—	—
United Kingdom access service business	126.9	118.7	476.2	—	126.9
All other	—	66.5	—	—	—
Investment activities from discontinued operations:
Proceeds from the sale of Tegic	—	265.0	—	—	—
All other	—	(4.0)	—	—	—
Other investment proceeds	8.4	8.0	5.1	1.0	7.8

Cash provided (used) by investing activities	$(1,072.3)	$142.2	$320.7	$(119.6)	$(1,036.6)

Cash used by investing activities for the year ended December 31, 2008 was $1,072.3 million, a decrease of $1,214.5 million as compared to cash provided by investing activities of $142.2 million for the year ended December 31, 2007. This decrease was due to a decrease in proceeds received from sold businesses and an increase in cash used for acquisitions, partially offset by reduced capital expenditures and product development costs. Cash provided by investing activities decreased by $178.5 million for the year ended December 31, 2007, as compared to the year ended December 31, 2006, due to an increase in cash used for acquisitions, partially offset by a $396.6 million increase in proceeds received from sold businesses and a decrease in capital expenditures and product development costs.

Cash used by investing activities decreased by $917.0 million to $119.6 million for the nine months ended September 30, 2009, as compared to the nine months ended September 30, 2008, due to a decrease in cash used for acquisitions, partially offset by a decrease related to proceeds received in the first nine months of 2008 from the sale of our United Kingdom access service business.

Capital expenditures and product development costs are mainly for the purchase of computer hardware, software, network equipment, furniture, fixtures and other office equipment.

Financing Activities

The following table presents cash provided (used) by financing activities for the periods presented ($ in millions):

	Years Ended December 31,			Nine Months Ended September 30,
	2008	2007	2006	2009	2008
Debt repayments	$(54.0)	$(25.9)	$(502.2)	$—	$(1.0)
Principal payments on capital leases	(25.1)	(36.1)	(66.3)	(22.9)	(18.1)
Proceeds from sale of member interests	—	—	1,000.0	—	—
Excess tax benefits on stock options	2.1	34.4	47.6	—	2.1
Net contribution from (distribution to) Time Warner	210.4	(1,390.3)	(1,670.2)	(683.5)	349.7
Other	1.5	(7.4)	(9.7)	(9.8)	4.6

Cash provided (used) by financing activities	$134.9	$(1,425.3)	$(1,200.8)	$(716.2)	$337.3

Cash provided by financing activities for the year ended December 31, 2008 was $134.9 million, compared to cash used by financing activities of $1,425.3 million for the year ended December 31, 2007. This change was due to the $210.4 million of cash contributed by Time Warner in 2008, compared to $1,390.3 million of cash distributed to Time Warner in 2007. Cash was contributed by Time Warner in 2008 as a result of our significant acquisitions in 2008, which required cash in excess of the amount generated by operations. In 2007, we also spent cash on acquisitions in excess of the cash provided by operations; however, we received proceeds from the sales of Tegic and the German and United Kingdom access service businesses in that year, which allowed us to distribute cash to Time Warner. Cash used by financing activities was $1,425.3 million for the year ended December 31, 2007, compared to $1,200.8 million for the year ended December 31, 2006. The increase in cash used in financing activities in 2007 reflects the absence of the $1,000 million of proceeds from the sale of a 5% membership interest in AOL to Google in 2006.

Cash used by financing activities was $716.2 million for the nine months ended September 30, 2009, compared to $337.3 million of cash provided by financing activities in the nine months ended September 30, 2008, due to an increase in the amount distributed to Time Warner in the first nine months of 2009 consistent with the increase in operating cash flows and reduction in cash used in investing activities.

Principal Debt Obligations

In connection with the separation, we intend to enter into a new senior secured revolving credit facility (which we refer to as the “Facility”). We intend to use the proceeds of the Facility, as necessary, to support our working capital needs and the growth of our business and for other general corporate purposes.

We currently expect to receive commitments from a syndicate of banks and financial institutions for a 364-day senior secured revolving credit facility with borrowing capacity of up to $250 million. The material terms of the Facility will include:

•

financial covenants which will require us to maintain a maximum consolidated leverage ratio (being the ratio of total debt to EBITDA as defined in the agreement governing the Facility) of not greater than 1.5 to 1.0, and a minimum consolidated interest coverage ratio (being the ratio of EBITDA as defined in the agreement governing the Facility to consolidated cash interest expense) of at least 4.0 to 1.0;

•

restrictive covenants which will limit our ability to, among other things: incur indebtedness (excluding, among other things, purchase money indebtedness and capital leases of up to $50 million, other indebtedness of up to $50 million of restricted subsidiaries that are not guarantors of the Facility, indebtedness of up to $100 million incurred to finance, or assumed in connection with, acquisitions and other indebtedness of up to $50 million incurred by us and the subsidiary guarantors of the Facility), create liens, dispose of assets outside of the ordinary course of business, pay dividends and similar restricted payments, engage in investments, make loans, advances, acquisitions and guarantees, engage in transactions with affiliates, enter into mergers and change our business, in each case subject to certain customary exceptions and baskets;

•	customary events of default, the occurrence of which will, among other things, give Time Warner the option to purchase all outstanding loans and commitments under the Facility;

•

collateral provisions providing that obligations under the Facility will be secured by a perfected first-priority security interest in substantially all of our assets and the assets of our material wholly owned domestic subsidiaries (excluding cash and real property, but including 100% of the stock of our domestic subsidiaries and 65% of the stock of our first-tier foreign subsidiaries); and

•	the option for us to prepay, terminate or reduce the commitments under the Facility at any time without penalty in minimum amounts of $5.0 million.

The effectiveness of the Facility will be conditioned upon, among other things, arrangements satisfactory to Bank of America, N.A. (in its capacity as the administrative agent) having been made for the completion of the spin-off within a reasonable period of time following the closing date of the Facility, the execution of definitive documentation with respect to the Facility and other customary conditions.

Our obligations under the Facility will be guaranteed by each of our material wholly owned domestic subsidiaries. In addition, we expect that Time Warner will guarantee our obligations under the Facility. As consideration for Time Warner providing a guarantee of the Facility, we expect to pay Time Warner an initial fee equal to 1.0% of the aggregate principal amount of the commitments under the Facility, and an ongoing guarantee fee which will vary with the amount of undrawn commitments and the principal amount of our obligations outstanding under the Facility, as well as changes in Time Warner’s senior unsecured long-term debt credit ratings. The guarantee fee will be subject to prescribed periodic increases over the term of the Facility.

We will be restricted from extending, renewing or increasing our obligations under the Facility, and the documentation entered into in connection with the Facility may not be amended, modified, waived or released, in each case, without Time Warner’s prior consent. We do not anticipate that Time Warner will renew its guarantee of the Facility should the Facility be renewed or extended beyond its initial 364-day term.

We expect to enter into the Facility following the date on which the Registration Statement of which this Information Statement is a part is declared effective by the SEC, but prior to the spin-off. There can be no assurance that the actual terms of the Facility will not differ materially from those described above.

Contractual Obligations and Commitments

We have obligations under certain contractual arrangements to make future payments for goods and services. These contractual obligations secure the future rights to various assets and services to be used in the normal course of operations. For example, we are contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with applicable accounting rules, the future rights and obligations pertaining to firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities in the accompanying consolidated balance sheets.

The following table presents certain payments due under contractual obligations with minimum firm commitments as of December 31, 2008 ($ in millions):

	Total	2009	2010-2011	2012-2013	Thereafter

Capital lease obligations	$63.3	$27.6	$32.6	$3.1	$—
Operating lease obligations	487.1	67.2	123.1	81.7	215.1
Long-term obligations to Time Warner	377.0	—	—	—	377.0
Purchase obligations(a)	292.9	243.7	33.4	10.2	5.6

Total contractual obligations	$1,220.3	$338.5	$189.1	$95.0	$597.7

(a)	Purchase obligations include certain significant contractual relationships involving TAC payments that expire according to their terms in 2009, including $99 million related to a product distribution arrangement and $53 million related to arrangements requiring minimum guaranteed revenue share payments to the respective counterparties.

The following is a description of our material contractual obligations at December 31, 2008:

•

Capital lease obligations represent the minimum lease payments under non-cancelable capital leases, primarily for network equipment financed under capital leases. See Note 4 to the accompanying audited consolidated financial statements for more information.

•

Operating lease obligations represent the minimum lease payments under non-cancelable operating leases, primarily for our real estate and operating equipment in various locations around the world. See Note 9 to the accompanying audited consolidated financial statements for more information.

•

Long-term obligations to Time Warner represent our reserve for uncertain tax positions which is reflected in the consolidated balance sheet and at December 31, 2008 totaled $377.0 million (which includes related accrued interest and penalties). The specific timing of any cash payments relating to these obligations cannot be projected with reasonable certainty. Upon the effectiveness of the Second Tax Matters Agreement, Time Warner will assume the obligation for certain tax positions taken by Time Warner in its consolidated, combined, unitary or similar tax returns with respect to AOL up to the date of the spin-off. As a result, at the date of the spin-off, AOL expects to reverse the recorded liability to Time Warner related to these tax positions, with an offsetting adjustment to equity. See Note 5 to the accompanying audited consolidated financial statements for more information.

•

Purchase obligations, as used herein, refer to a purchase obligation representing an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. We expect to receive consideration (i.e., products or services) for these purchase obligations. The purchase obligation amounts do not represent the entire anticipated purchases in the future, but represent only those items for which we are contractually obligated. Examples of the types of obligations included within purchase obligations include narrowband network agreements, guaranteed royalty payments and toolbar and product distribution arrangements. Additionally, we also purchase products and services as needed with no firm commitment. For this reason, the amounts presented in the table above do not provide a reliable indicator of our expected future cash outflows. For purposes of identifying and accumulating purchase obligations, we have included all material contracts meeting the definition of a purchase obligation (e.g., legally binding for a fixed or minimum amount or quantity). For those contracts involving a fixed or minimum quantity but with variable pricing terms, we have estimated the contractual obligation based on our best estimate of the pricing that will be in effect at the time the obligation is incurred. Additionally, we have included only the obligations represented by those contracts as they existed at December 31, 2008, and did not assume renewal or replacement of the contracts at the end of their respective terms. See Note 9 to the accompanying audited consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2008, we did not have any relationships with unconsolidated special purpose entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements.

Indemnification Obligations

Currently, we indemnify Time Warner for certain tax positions related to AOL taken by Time Warner from April 13, 2006 up to the date of the spin-off in its consolidated tax return. In connection with the transactions entered into between AOL and Time Warner prior to the AOL-Google alliance, Time Warner retained the obligation with respect to tax positions related to AOL prior to April 13, 2006 in Time Warner’s consolidated tax return. In the event Time Warner makes payments to a taxing authority with respect to AOL-related tax positions taken from April 13, 2006 through the date of the spin-off, we would be required to make an equivalent payment to Time Warner. The aggregate amount of the reserve for uncertain tax positions underlying this indemnification obligation to Time Warner was $361.5 million (which includes estimated related accrued interest and penalties) at September 30, 2009. This liability is recorded as a long-term obligation to Time Warner in the consolidated balance sheet. This indemnification obligation relates to tax positions taken on Time Warner’s consolidated tax returns that are subject to U.S. Federal, state, local or foreign income tax examinations by taxing authorities. Upon the effectiveness of the Second Tax Matters Agreement, Time Warner will assume the obligation for certain tax positions taken by Time Warner in its consolidated, combined, unitary or similar tax returns with respect to AOL up to the date of the spin-off. As a result, at the date of the spin-off, AOL expects to reverse the recorded liability to Time Warner related to these tax positions, with an offsetting adjustment to equity.

In the ordinary course of business, we incur indemnification obligations of varying scope and terms to third parties, which could include customers, vendors, lessors, purchasers of assets or operating subsidiaries and other parties related to certain matters, including losses arising out of our breach of agreements or representations and warranties made by us, services to be provided by us, intellectual property infringement claims made by third parties or, with respect to the divestiture of assets or operating subsidiaries, matters related to our conduct of the business and tax matters prior to the sale. It is not possible to determine the aggregate maximum potential loss under such indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, we have not incurred material costs as a result of claims made in connection with indemnifications provided and, as of December 31, 2008, management concluded that the likelihood of any material amounts being paid by us under such indemnifications is not probable. As of December 31, 2008, amounts accrued in our financial statements related to indemnification obligations are not material.

Customer Credit Risk

Customer credit risk represents the potential for financial loss if a customer is unwilling or unable to meet its agreed-upon contractual payment obligations. Credit risk originates from sales of advertising and subscription access service and is dispersed among many different counterparties.

We had gross accounts receivable of approximately $540 million and maintained reserves, including an allowance for uncollectible accounts, of $39.8 million at December 31, 2008. Our exposure to customer credit risk relates primarily to our advertising customers and individual subscribers to our access service, which represent $449 million and $47 million, respectively, of the outstanding accounts receivable balance at December 31, 2008. No single customer had a receivable balance at December 31, 2008 greater than 10% of total net receivables.

Customer credit risk is monitored on a company-wide basis. We maintain a comprehensive approval process prior to issuing credit to third-party customers. On an ongoing basis, we track customer exposure based on news reports, ratings agency information and direct dialogue with customers. Counterparties that are determined to be of a higher risk are evaluated to assess whether the payment terms previously granted to them should be modified. We also continuously monitor payment levels from customers, and a provision for estimated uncollectible amounts is maintained based on historical experience and any specific customer collection issues that have been identified. While such uncollectible amounts have historically been within our expectations and related reserve balances, if there is a significant change in uncollectible amounts in the future or the financial condition of our counterparties across various industries or geographies deteriorates further, additional reserves may be required.

Market Risk Management

Market risk is the potential gain or loss arising from changes in market rates and prices, which, for us, is associated primarily with changes in foreign currency exchange rates.

We use derivative instruments (principally foreign exchange forward contracts), which historically have been entered into by Time Warner on our behalf, to manage the risk associated with exchange rate volatility.

We use these derivative instruments to hedge various foreign exchange exposures, including variability in foreign-currency-denominated cash flows (such as foreign currency expenses expected to be incurred in the future) and currency risk associated with foreign-currency-denominated operating assets and liabilities (i.e., fair value hedges). As part of our overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, we have historically hedged a portion of our foreign currency exposures anticipated over the calendar year. At December 31, 2008 and 2007, we had contracts for the sale of $91.4 million and $28.4 million, respectively, and the purchase of $210.2 million and $74.2 million, respectively, of foreign currencies at fixed rates. These contracts are primarily for the purchase and sale of the British Pound and Euro.

Based on the foreign exchange contracts outstanding at December 31, 2008, a 10% devaluation of the U.S. dollar as compared to the level of foreign exchange rates for currencies under contract at December 31, 2008 would result in approximately $12 million of net unrealized gains. Conversely, a 10% appreciation of the U.S. dollar would result in approximately $12 million of net unrealized losses. Such unrealized gains or losses largely would be offset by corresponding decreases or increases, respectively, in the dollar value of future cash expenditures within the hedging period.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, which require management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Management considers an accounting policy to be critical if it is important to our financial condition and results of operations, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by our management. Due to the significant judgment involved in selecting certain of the assumptions used in these areas, it is possible that different parties could choose different assumptions and reach different conclusions. We consider the policies relating to the following matters to be critical accounting policies:

•	Gross versus net revenue recognition;

•	Impairment of goodwill; and

•	Income taxes.

Gross Versus Net Revenue Recognition

We generate a significant portion of our advertising revenues from our advertising offerings on the Third Party Network, which consist of sales of display advertising. In connection with our advertising offerings on the Third Party Network, we typically act as or use an intermediary or agent in executing transactions with third parties. The significant judgments made in accounting for these arrangements relate to determining whether we should report revenue based on the gross amount billed to the customer or on the net amount received from the customer after commissions and other payments to third parties. To the extent revenues are recorded on a gross basis, any commissions or other payments to third parties are recorded as expense so that the net amount (gross revenues less expense) is reflected in operating income. Accordingly, the impact on operating income is the same whether we record revenue on a gross or net basis.

The determination of whether revenue should be reported gross or net is based on an assessment of whether we are acting as the principal or an agent in the transaction. If we are acting as a principal in a transaction, we report revenue on a gross basis. If we are acting as an agent in a transaction, we report revenue on a net basis.  The determination of whether we are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement. We recognize revenue on a gross basis in situations in which we believe we are the principal in transactions, considering all of the indicators set forth in the accounting guidance for principal agent considerations. While none of the indicators individually are considered presumptive or determinative, in reaching our conclusions on gross versus net revenue recognition, we place the most weight on the analysis of whether or not we are the primary obligor in the arrangement.

As an example of the judgments relating to recognizing revenue on a gross or net basis, we sell advertising on behalf of third parties on the Third Party Network. The determination of whether we should report our revenue based on the gross amount billed to our advertising customers, with the amounts paid to the Third Party Network website owner (for the advertising inventory acquired) reported as costs of revenues, requires a significant amount of judgment based on an analysis of several factors. In these arrangements, we are generally responsible for (i) identifying and contracting with third-party advertisers, (ii) establishing the selling prices of the inventory sold, (iii) serving the advertisements at our cost and expense, (iv) performing all billing and collection activities including retaining credit risk and (v) bearing sole liability for fulfillment of the advertising. Accordingly, in these arrangements, we generally believe we are the primary obligor and therefore report revenues earned and costs incurred related to these transactions on a gross basis. During 2008, we earned and reported gross advertising revenues of $646.0 million and incurred costs of revenues of $478.3 million related to providing advertising services on the Third Party Network.

Impairment of Goodwill

Goodwill is tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. The testing of goodwill for impairment is required to be performed at the level referred to as the reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires judgment as to whether the operations below the operating segment constitute a self-sustaining business. If the operations below the operating segment level are determined to be a self-sustaining business, testing is generally required to be performed at this level; however, if multiple self-sustaining business units exist within an operating segment, an evaluation would be performed to determine if the multiple business units share resources that support the overall goodwill balance. For purposes of our goodwill impairment test, we consider ourselves to be a single reporting unit. Different judgments relating to the determination of reporting units could significantly affect the testing of goodwill for impairment and the amount of any impairment recognized.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. In performing the first step, we determine the fair value of our single reporting unit using a discounted cash flow (“DCF”) analysis and, in certain cases, a combination of a DCF analysis and a market-based approach. Determining fair value requires the exercise of significant judgment, including judgments about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the DCF analyses are based on our most recent budgets, forecasts and business plans as well as various growth rate assumptions for years beyond the current business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the reporting unit. In addition, when a DCF analysis is used as the primary method for determining fair value, we assess the reasonableness of its determined fair value by reference to other fair value indicators such as comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. As an example of the judgments made by us, in our 2008 goodwill impairment analysis, we increased the discount rates utilized in the DCF analysis to a range of 13% to 15% in 2008 from 12% in 2007, while the terminal growth rates for our advertising revenues were decreased to a range of 2.5% to 3% in 2008 from 4.5% in 2007.

If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Significant changes in the estimates and assumptions described above could materially affect the determination of fair value for our reporting unit which could trigger future impairment.

As a result of the goodwill impairment charge recorded in 2008, the carrying value of our goodwill was reset to its estimated fair value as of December 31, 2008. To illustrate the magnitude of future potential goodwill impairment charges if the fair value of our reporting unit had been hypothetically lower by 30% as of December 31, 2008, the reporting unit’s book value would have exceeded fair value by $210 million. If this were to occur, the second step of the goodwill impairment test would be required to be performed to determine the ultimate amount of the goodwill impairment charge.

Income Taxes

Time Warner and its domestic subsidiaries, including AOL prior to the spin-off, file a consolidated U.S. Federal income tax return. Income taxes as presented in the consolidated financial statements attribute current and deferred income taxes of Time Warner to us in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the accounting guidance for income taxes. AOL’s income tax provision is prepared under the “separate return method.” The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if AOL were a separate taxpayer and a standalone enterprise. Income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines it is more likely than not that some portion or all of the deferred tax asset will not be realized. Significant judgment is required with respect to the determination of whether or not a valuation allowance is required for certain of our deferred tax assets.

With respect to uncertain tax positions, we recognize in the consolidated financial statements those tax positions determined to be “more likely than not” of being sustained upon examination, based on the technical merits of the positions.

From time to time, we engage in transactions in which the tax consequences may be subject to uncertainty. Examples of such transactions include business acquisitions and dispositions, including dispositions designed to be tax-free, issues related to consideration paid or received and certain financing transactions. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on interpretation of tax laws and regulations. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities. In determining our tax provision for financial reporting purposes, we establish a reserve for uncertain tax positions unless such positions are determined to be “more likely than not” of being sustained upon examination, based on their technical merits. That is, for financial reporting purposes, we only recognize tax benefits taken on the tax return that we believe are “more likely than not” of being sustained. There is considerable judgment involved in determining whether positions taken on the tax return are “more likely than not” of being sustained. Actual results could differ from the judgments and estimates made, and we may be exposed to losses or gains that could be material. Further, to the extent we prevail in matters for which a liability has been established, or are required to pay amounts in excess of the liability established, our effective income tax rate in a given financial statement period could be materially affected.

Currently, we indemnify Time Warner for certain tax positions related to AOL taken by Time Warner from April 13, 2006 up to the date of the spin-off in its consolidated tax return. In connection with the transactions entered into between AOL and Time Warner prior to the AOL-Google alliance, Time Warner retained the obligation with respect to tax positions related to AOL prior to April 13, 2006 in Time Warner’s consolidated tax return. In the event Time Warner makes payments to a taxing authority with respect to AOL-related tax positions taken from April 13, 2006 through the date of the spin-off, we would be required to make an equivalent payment to Time Warner. The aggregate amount of the reserve for uncertain tax positions underlying this indemnification obligation to Time Warner was $361.5 million (which includes estimated related accrued interest and penalties) at September 30, 2009. This liability is recorded as a long-term obligation to Time Warner in the consolidated balance sheet. This indemnification obligation relates to tax positions taken on Time Warner’s consolidated tax returns that are subject to U.S. Federal, state, local or foreign income tax examinations by taxing authorities. Upon the effectiveness of the Second Tax Matters Agreement, Time Warner will assume the obligation for certain tax positions taken by Time Warner in its consolidated, combined, unitary or similar tax returns with respect to AOL up to the date of the spin-off. As a result, at the date of the spin-off, AOL expects to reverse the recorded liability to Time Warner related to these tax positions, with an offsetting adjustment to equity.

MANAGEMENT

The following table sets forth certain information, as of October 22, 2009, concerning our directors and executive officers following the spin-off, including a five-year employment history and any directorships held in public companies.

Name	Age	Position with AOL
Mr. Tim Armstrong	38	Chairman and Chief Executive Officer
Mr. Richard Dalzell	52	Director
Ms. Karen Dykstra	50	Director
Mr. William Hambrecht	74	Director
Ms. Susan Lyne	59	Director
Ms. Patricia Mitchell	66	Director
Mr. Michael Powell	46	Director
Mr. Fredric Reynolds	59	Director
Mr. James Stengel	54	Director
Mr. James Wiatt	63	Director
Mr. Arthur Minson	38	Executive Vice President and Chief Financial Officer
Mr. Ted Cahall	50	Executive Vice President and Chief Technology Officer
Mr. Ira Parker	52	Executive Vice President, Corporate Secretary and General Counsel
Ms. Tricia Primrose	45	Executive Vice President, Corporate Communications

Mr. Tim Armstrong

Mr. Armstrong has served as Chairman and Chief Executive Officer of AOL since April 7, 2009. Prior to that, Mr. Armstrong was Google’s President of The Americas Operations. Mr. Armstrong joined Google in 2000 as Vice President, Advertising Sales, and in 2004 was promoted to Vice President, Advertising and Commerce and then in 2007 he was named President, Americas Operations and SVP Google, Inc. Before joining Google, Mr. Armstrong served as Vice President of Sales and Strategic Partnerships for Snowball.com from 1998 to 2000. Prior to that, he served as Director of Integrated Sales and Marketing at Starwave’s and Disney’s ABC/ESPN Internet Ventures. Mr. Armstrong started his career by co-founding and running a newspaper based in Boston, Massachusetts.

Mr. Richard L. Dalzell

Mr. Richard Dalzell was Senior Vice President and Chief Information Officer of Amazon.com, Inc. until 2007. Previously, Mr. Dalzell served in numerous other positions at Amazon, including Senior Vice President of Worldwide Architecture and Platform Software and Chief Information Officer from 2001 to 2007, Senior Vice President and Chief Information Officer from 2000 to 2001 and Vice President and Chief Information Officer from 1997 to 2000. Prior to Amazon, Mr. Dalzell was Vice President of the Information Systems Division at Wal-Mart from 1994 to 1997.

Ms. Karen E. Dykstra

Ms. Karen Dykstra is a partner at Plainfield Asset Management LLC, and has been Chief Operating Officer and Chief Financial Officer of Plainfield Direct Inc. since 2006. Plainfield Asset Management LLC manages investment capital for institutions and high net worth individuals based in the United States and abroad. Plainfield Direct Inc. is a business development company managed by Plainfield Asset Management. Prior to joining Plainfield, Ms. Dykstra was the Chief Financial Officer of Automatic Data Processing, Inc. from 2003 to 2006. Ms. Dykstra serves on the boards of Gartner, Inc. and Crane Co.

Mr. William R. Hambrecht

Mr. William Hambrecht founded and has been Chairman and Chief Executive Officer of WR Hambrecht + Co since 1998. WR Hambrecht + Co is a financial services firm. Before that, Mr. Hambrecht co-founded Hambrecht & Quist. In 2007, Mr. Hambrecht co-founded the United Football League. Mr. Hambrecht serves on the board of Motorola, Inc.

Ms. Susan M. Lyne

Ms. Susan Lyne is currently the Chief Executive Officer of Gilt Groupe, Inc., a position she has held since 2008. Previously, Ms. Lyne served as a Director of CIT Group Inc. from 2006 until 2009. Ms. Lyne served as President, Chief Executive Officer and director of Martha Stewart Living Omnimedia, Inc. from 2004 to 2008. Prior to joining Martha Stewart Living, Ms. Lyne served in various positions at Walt Disney Company, including President, ABC Entertainment from 2002 to 2004, Executive Vice President, Movies & Miniseries, ABC Entertainment from 1998 to 2002, and Executive Vice President, Acquisition, Development & New Business, Walt Disney Motion Picture Group, from 1996 to 1998. Prior to Walt Disney Company, she worked for News Corporation Ltd. and K111 for approximately nine years as Founder, Editor in Chief & Publication Director, Premiere Magazine.

Ms. Patricia E. Mitchell

Ms. Patricia Mitchell has served as President and Chief Executive Officer of The Paley Center for Media, a global non-profit cultural institution, since 2006. Before that, Ms. Mitchell was President and CEO of the Public Broadcasting Service from 2000 to 2006. For more than two decades, Ms. Mitchell was a journalist and producer, serving as reporter, anchor, talk show host, producer and executive for three broadcast networks and several cable channels. Ms. Mitchell serves on the board of Sun Microsystems, Inc.

Mr. Michael K. Powell

Mr. Michael Powell has served as a Senior Advisor to Providence Equity Partners, a private equity firm since 2005. Mr. Powell is also Chairman of the MK Powell Group, which focuses on strategic advice in the areas of technology, media and communications. Previously, Mr. Powell served as Chairman of the Federal Communications Commission from 2001 to 2005. He also served as the Chief of Staff of the Department of Justice’s Antitrust Division and was an associate with the law firm of O’Melveny & Myers LLP. Mr. Powell serves on the boards of Cisco Systems, Inc. and Education Management Corporation. He was also named Chairman of NTT DoCoMo’s 5th U.S. Advisory Board.

Mr. Fredric G. Reynolds

Mr. Fredric Reynolds was with CBS Corporation and its predecessor companies from 1994 until he retired in August 2009. Mr. Reynolds was Executive Vice President and Chief Financial Officer of CBS Corporation from 2005 to 2009. He also served as President and Chief Executive Officer of the Viacom Television Stations Group of Viacom, Inc., and President of the CBS Television Stations Division of CBS, Inc. Before that, he was Executive Vice President and Chief Financial Officer of Viacom, Inc., CBS Corporation and Westinghouse Electric Corporation. Mr. Reynolds joined Westinghouse from PepsiCo Inc. Mr. Reynolds serves on the board of Kraft Foods Inc.

Mr. James R. Stengel

Mr. James Stengel has been President and Chief Executive Officer of The Jim Stengel Company, LLC, a think tank and consulting firm, since 2008. Mr. Stengel is also currently an adjunct marketing professor at UCLA’s Anderson School of Management. Mr. Stengel worked at Procter & Gamble from 1983 to 2008, holding a variety of positions including Global Marketing Officer from 2001 to 2008. Mr. Stengel serves on the board of Motorola, Inc.

Mr. James A. Wiatt

Mr. Jim Wiatt has been an independent consultant since June 2009. Mr. Wiatt served as Chairman and Chief Executive Officer of the William Morris Agency from 1999 until 2009, overseeing all areas of the entertainment company. Before joining WMA, Mr. Wiatt was Co-Chairman and Co-CEO of International Creative Management, a talent management company.

Mr. Arthur Minson

Mr. Minson has served as Executive Vice President and Chief Financial Officer of AOL since September 8, 2009. Prior to that, Mr. Minson served as Executive Vice President and Deputy Chief Financial Officer at Time Warner Cable Inc. Prior to joining Time Warner Cable in February 2006, Mr. Minson was Senior Vice President, Corporate Finance and Development at AOL from December 2004 to February 2006. Prior to that, Mr. Minson was Senior Vice President, Finance for AOL’s Broadband and Premium Services division from April 2004 to December 2004. Mr. Minson has also held senior finance positions at Rainbow Media Holdings, Inc. and Time Warner Inc. Mr. Minson began his career in the audit practice of Ernst and Young LLP.

Mr. Ted Cahall

Mr. Cahall has served as Executive Vice President and Chief Technology Officer of AOL since July 2009. Prior to that, Mr. Cahall served as President, AOL Products & Technologies from January 2009. Mr. Cahall joined AOL in January 2007 as Executive Vice President, Platforms division and, beginning in August 2007, Mr. Cahall also served as Executive Vice President, Technologies division. Before joining AOL, Mr. Cahall was Executive Vice President and Chief Operating Officer of United Online Inc.’s Internet properties from August 2005 to January 2007. Prior to that, Mr. Cahall was Chief Information Officer and Senior Vice President of Engineering for CNET Networks from January 2000 to August 2005. Before that, Mr. Cahall served as a Vice President at Bank of America for six years. Mr. Cahall spent the first six years of his career at AT&T Bell Laboratories.

Mr. Ira Parker

Mr. Parker has served as Executive Vice President, General Counsel and Corporate Secretary of AOL since 2006. Mr. Parker has also served as Executive Vice President, Corporate Development from February 2009 to September 2009 and also, from January 2008 to June 2009, served as Executive Vice President, Business Development. Prior to joining AOL, Mr. Parker served as Vice President and General Counsel, Corporate Secretary, and Chief Compliance Officer at Polaroid Corp. Prior to joining Polaroid in February 2004, Mr. Parker served as President and Chief Executive Officer at Genuity, Inc. from February 2003 to December 2003. Prior to that, he was Executive Vice President, General Counsel, Corporate Secretary, and Chief Compliance Officer of Genuity. Prior to joining Genuity in June 2000, Mr. Parker was a Vice President and Deputy General Counsel at GTE Corp. for two years and was a partner in the Washington, D.C. law firm Alston & Bird for three years. Before that, Mr. Parker spent nearly 10 years with the Federal Deposit Insurance Corp. in Washington, D.C. in various legal positions including Vice President and Deputy General Counsel of the FDIC’s Resolution Trust Corporation.

Ms. Tricia Primrose

Ms. Primrose has served as Executive Vice President, Corporate Communications of AOL since January 2007. Prior to that, Ms. Primrose was Vice President, Corporate Communications at AOL from March 2005. Ms. Primrose joined AOL in 1999 and from 2001 to March 2005, Ms. Primrose was Vice President, Corporate Communications at Time Warner Inc. Prior to that, she served as an Executive Vice President for the strategic communications firm Robinson Lerer & Montgomery from January 1997 to October 1999.

The Board of Directors Following the Separation and Director Independence

Immediately following the separation, our board of directors will be comprised of ten directors. New York Stock Exchange rules require that the board be comprised of a majority of independent directors. We expect that our board of directors will determine, in accordance with the listing standards of the New York Stock Exchange, that all of our directors (with the exception of Mr. Armstrong, Mr. Hambrecht and Mr. Powell) are independent.

Committees of the Board

Effective upon the completion of the separation, our board of directors will have the following committees, each of which will operate under a written charter that will be posted to our website prior to the separation.

Audit and Finance Committee

The Audit and Finance Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit and Finance Committee will, among other things:

•	oversee the quality and integrity of our financial statements, accounting practices and financial information we provide to the SEC or the public;

•	select an independent registered public accounting firm, such selection to be ratified by shareholders at our annual meeting;

•	pre-approve all services to be provided to us by our independent registered public accounting firm;

•

confer with our independent registered public accounting firm to review the plan and scope of their proposed financial audit and quarterly reviews, as well as their findings and recommendations upon the completion of the audit and such quarterly reviews;

•	review the independence of the registered public accounting firm;

•	oversee our internal audit function;

•

meet with the independent registered public accounting firm, our appropriate financial personnel and internal financial controllers regarding our internal controls, critical accounting policies and other matters; and

•	oversee all of our compliance, internal controls and risk management policies.

The Audit and Finance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the New York Stock Exchange and in accordance with the Audit and Finance Committee charter. Each of the members of the Audit and Finance Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the board of directors in its business judgment. None of our Audit and Finance Committee members will simultaneously serve on more than two other public company audit committees unless the board of directors specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit and Finance Committee. The initial members of the Audit and Finance Committee will be determined prior to the spin-off.

Compensation Committee

The Compensation Committee will, among other things, be responsible for:

•	setting and reviewing our general policy regarding executive compensation;

•	determining the compensation (including salary, bonus, equity-based grants and any other long-term cash compensation) of our Chief Executive Officer and other senior executives;

•

overseeing our disclosure regarding executive compensation, including approving the report to be included in our annual proxy statement on Schedule 14A and included or incorporated by reference in our annual report on Form 10-K; and

•	approving any employment agreements for our Chief Executive Officer and other senior executives.

The Compensation Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the New York Stock Exchange and in accordance with the Compensation Committee charter. The members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Internal Revenue Code). The initial members of the Compensation Committee will be determined prior to the spin-off.

Nominating and Governance Committee

The Nominating and Governance Committee will, among other things, be responsible for:

•	developing and recommending to our board of directors our corporate governance principles and otherwise taking a leadership role in shaping our corporate governance;

•	reviewing, evaluating the adequacy of and recommending to our board of directors amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to our board of directors regarding the purpose, structure and operations of our various board committees;

•	identifying, reviewing and recommending to our board of directors individuals for election to the board;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the compensation for non-employee directors and making recommendations to our board of directors;

•	overseeing the board of directors’ annual self-evaluation; and

•

overseeing and monitoring general governance matters including communications with shareholders, regulatory developments relating to corporate governance and our corporate social responsibility activities.

The Nominating and Governance Committee will be comprised of members such that it meets the independence requirements set forth in the listing standards of the New York Stock Exchange and in accordance with the Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the spin-off.

Codes of Conduct

In order to help assure the highest levels of business ethics at AOL, our board of directors will adopt the following codes of conduct, which will be posted on our website prior to the separation.

Standards of Business Conduct

Our Standards of Business Conduct will apply to our employees, including any employee directors. The Standards of Business Conduct will establish policies pertaining to, among other things, employee conduct in the workplace, electronic communications and information security, accuracy of books, records and financial statements, securities trading, confidentiality, conflicts of interest, fairness in business practices, the Foreign Corrupt Practices Act, antitrust laws and political activities and solicitations.

Code of Ethics

We will adopt a written code of ethics for senior executives and senior financial officers that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

Director Nomination Process

We retained an outside executive search firm, Spencer Stuart, to assist in the process of identifying and recruiting individuals to serve on our board of directors. The process involved, among other steps: developing criteria for selecting members of the board; identifying potential candidates; reviewing the potential candidates against the relevant criteria; interviewing the potential candidates; and exchanging relevant information between us and the potential candidates. The search process also involved senior management at both AOL and Time Warner, including executives involved in the areas of human resources, law, finance, governance and investor relations. The initial directors who will serve after the spin-off will be elected by our current directors prior to the separation, and will begin their terms at the time of the distribution, with the exception of one independent director who shall serve on our Audit Committee and begin his or her term prior to the date on which when-issued trading of our common stock commences on the New York Stock Exchange.

With regard to the criteria for our board members, we and Time Warner have sought to ensure that each director has the personal characteristics (such as integrity, business judgment, intellectual ability and capacity to work as part of a team), as well as the time and commitment, to serve effectively and contribute meaningfully as a director. In addition, we and Time Warner endeavored to provide that the board of directors, overall, has the appropriate set of professional skills, industry experience and diversity of perspectives to fulfill roles of the board and its committees. These include skills in the areas of finance, accounting, law, technology, marketing and general executive management, as well as experience in the areas of advertising, technology, media and government. Finally, we and Time Warner have sought to ensure that a majority of the board members are independent under applicable regulatory requirements and our governance documents, and that a majority of the board members have prior experience working closely with, or serving on, the board of a public company.

We intend to adopt corporate governance policies that will contain information concerning the responsibilities of the Nominating and Governance Committee with respect to identifying and evaluating future director candidates.

The Nominating and Governance Committee will evaluate future director candidates in accordance with the director membership criteria described in our corporate governance policies. The Nominating and Governance Committee will evaluate a candidate’s qualifications to serve as a member of our board of directors based on the skills and characteristics of individual directors as well as the composition of our board of directors as a whole. In addition, the Nominating and Governance Committee will evaluate a candidate’s professional skills and background, experience in relevant industries, financial expertise (including expertise that would qualify a director as a “financial expert” as that term is defined under the rules and regulations of the SEC), local or community ties, age, diversity, geographic background, the number of other directorships, along with qualities expected of all directors, including integrity, judgment, acumen, familiarity with our business, independence of thought, an ability to work collegially and the time and ability to make a constructive contribution to our board.

The Nominating and Governance Committee will consider director candidates recommended by shareholders. Our amended and restated by-laws will provide that any shareholder of record entitled to vote for the election of directors at the applicable meeting of shareholders may nominate persons for election to our board of directors, if such shareholder complies with the applicable notice procedures.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of management to speak for the Company in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which shareholders and other interested third parties may communicate with non-management members of our board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Prior to the spin-off, the Company has been a subsidiary of Time Warner, and therefore, its historical compensation strategy has been primarily determined by the Company’s senior management, acting in consultation with Time Warner’s senior management and the Time Warner Compensation and Human Development Committee (the “TW Committee”) of the Time Warner Board of Directors (the “TW Board”). Since the information presented in the compensation tables of this Information Statement relates to the Company’s 2008 fiscal year, which ended on December 31, 2008, this Compensation Discussion and Analysis (“CD&A”) focuses primarily on the Company’s compensation programs and decisions with respect to 2008 and the processes for determining 2008 compensation. In connection with the spin-off, the board of directors of the Company (the “AOL Board”) will form its own compensation committee (the “AOL Committee”). Following the spin-off, the AOL Committee will determine the Company’s executive compensation.

The Company experienced significant changes to its senior management during 2009, including the departure of its former Chairman and Chief Executive Officer (the “Former CEO”), Randy Falco, its former President and Chief Operating Officer (the “Former President”), Ron Grant, and its former Executive Vice President and Chief Financial Officer (the “Former CFO”), Nisha Kumar, and the hiring of its current Chairman and Chief Executive Officer (the “Current CEO”), Timothy Armstrong, who was formerly a Senior Vice President of Google Inc., and its current Chief Financial Officer (the “Current CFO”), Arthur Minson. Mr. Armstrong was hired and commenced a review of the Company’s strategy, structure and operations at a time when Time Warner was evaluating structural alternatives for the Company, culminating in the ultimate decision to proceed with the separation of the Company from Time Warner, and Mr. Minson was hired in anticipation of the Company’s separation from Time Warner. In light of these recent changes, this CD&A includes a detailed discussion of the terms of Mr. Armstrong’s and Mr. Minson’s employment agreements, and this CD&A and the related compensation tables also include information about the 2008 compensation of the Former CEO, the Former President and the Former CFO, as well as the Company’s two other most highly compensated executive officers during 2008 who are still employed by the Company, Ira Parker and Tricia Primrose. For purposes of this CD&A, the Company refers to the Former CEO, the Former President, the Former CFO, Mr. Parker and Ms. Primrose as the Company’s Named Executive Officers. The Company expects Mr. Parker and Ms. Primrose to remain employed with the Company following the spin-off. The following table lists the name of each Named Executive Officer, each such executive’s position with the Company during 2008 and the executive’s years of service with the Company and its affiliates as of December 31, 2008:

Name	Position with the Company during 2008	Years of Service at the Company and/or its Affiliates
Randy Falco	Chairman and Chief Executive Officer	Over 2 years

Ron Grant	President and Chief Operating Officer	Over 12 years

Nisha Kumar	Executive Vice President and Chief Financial Officer	Over 7 years

Ira Parker	Executive Vice President, Business Development, Corporate Secretary and General Counsel	Over 2 years

Tricia Primrose	Executive Vice President, Corporate Communications	Over 9 years

This CD&A first describes how the Company’s compensation program was structured in 2008 and the roles of the TW Committee, Time Warner’s management and the Company’s management with respect to the

Company’s 2008 compensation program. This CD&A then explains the Company’s current executive compensation philosophy and describes the main elements of the Company’s compensation program applicable to the Named Executive Officers, with a focus on determinations regarding their 2008 compensation. Finally, this CD&A describes actions taken in 2009 in light of the global economic downturn and discussions regarding potential transactions involving the Company, including the employment agreements with Mr. Armstrong and Mr. Minson and the separation agreements with Mr. Falco, Mr. Grant and Ms. Kumar.

Executive Compensation Program Design

Role of the TW Committee

In 2008, the TW Committee, acting pursuant to authority delegated to it by the TW Board, was responsible for (i) reviewing and approving the compensation of the Former CEO and the Former President, (ii) reviewing the succession plan for the Company’s Chief Executive Officer and (iii) approving the annual grant pool and grant guidelines for long-term incentive awards, including stock options, restricted stock units (“RSUs”) and performance stock units (“PSUs”).

Grants of long-term incentive awards made to employees of Time Warner and the Time Warner divisions (other than executive officers of Time Warner and Chief Executive Officers of the Time Warner divisions, as well as the Company’s Former President) that are within the annual grant guidelines established by the TW Committee are approved in the manner described under “—Role of Time Warner’s Management” below. Grants that exceed such guidelines are approved by the TW Committee.

In 2006, the TW Committee approved the entry into an employment agreement with Mr. Falco, because the TW Committee is responsible for approving all agreements with Chief Executive Officers of the Time Warner divisions. In 2008, the TW Committee approved an amended and restated employment agreement with Mr. Falco, described under “—Agreements with Named Executive Officers” below. In 2006, the TW Committee approved Mr. Grant’s employment agreement, described under “—Agreements with Named Executive Officers” below, because the TW Committee is responsible for approving all agreements that provide for annual compensation in excess of a designated threshold. In 2009, the TW Committee approved the terms of the employment agreement with Mr. Armstrong, which is described under “—Actions Taken in 2009—Employment Agreement with Current Chairman and Chief Executive Officer” below.

In addition, in 2009, the TW Committee approved the terms of the separation agreements with Mr. Falco and Mr. Grant, which are described under “—Agreements with Named Executive Officers” below, and granted authority to Time Warner’s Chief Executive Officer, Time Warner’s Executive Vice President, Administration (“EVP, Administration”) and Time Warner’s Senior Vice President, Global Compensation and Benefits (“SVP, Global Compensation and Benefits”) to negotiate and approve those separation agreements within the guidelines established by the TW Committee.

Role of Time Warner’s Management

During 2008, Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration (i) approved the financial performance measures for the Company, which the Company included in its 2008 Annual Incentive Plan (the “2008 AIP”), (ii) approved a retention program established by the Company in 2008 for certain Executive Vice Presidents and (iii) generally reviewed the other aspects of the Company’s compensation program for its executive officers. Time Warner’s Chief Executive Officer, along with the TW Committee, reviewed the individual performance of Mr. Falco and Mr. Grant in connection with the annual review process as described under “—Annual Performance Review Process” below.

Time Warner’s Management Option Committee (the “TW Management Option Committee”), which consists of Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration, approves stock option grants to Company employees, and Time Warner’s Chief Executive Officer, in his capacity as a member of the TW Board, approves awards of RSUs and PSUs to Company employees, in both cases, provided that the grants and awards are within annual guidelines established by the TW Committee, as described under “—Role of the TW Committee” above. However, the grants to Mr. Falco and Mr. Grant were approved by the TW Committee rather than the TW Management Option Committee, as described under “—Role of the TW Committee” above.

In addition, in connection with entering into the separation agreements with Mr. Falco and Mr. Grant in 2009, Time Warner’s Chief Executive Officer, EVP, Administration and SVP, Global Compensation and Benefits met with the TW Committee to review the obligations of the Company to these former executives under their existing employment agreements, propose terms of the separation agreements and request authority to negotiate and approve the separation agreements. Time Warner’s EVP, Administration and SVP, Global Compensation and Benefits also negotiated and approved the separation agreement with Ms. Kumar in 2009.

In 2009, Time Warner’s Chief Executive Officer, Chief Financial Officer, EVP, Administration, General Counsel and SVP, Global Compensation and Benefits consulted with and made recommendations to the TW Committee in connection with the hiring of, and entry into an employment agreement with, Mr. Armstrong to serve as the Current CEO. In addition, during 2009, Time Warner’s EVP, Administration and Time Warner’s SVP, Global Compensation and Benefits consulted with and made recommendations to Mr. Armstrong in connection with the hiring of Mr. Minson to serve as the Current CFO and the entry into an employment agreement with Mr. Minson, which is described under “—Actions Taken in 2009—Employment Agreement with Current Chief Financial Officer” below.

Role of the Company’s Management

Other than on matters relating to Mr. Falco’s and Mr. Grant’s compensation, for which the TW Committee was responsible, the Company’s Chief Executive Officer has primary responsibility for determining the compensation of the Company’s executive officers, including Ms. Kumar, Mr. Parker and Ms. Primrose. In connection with reviewing their compensation, the Company’s Chief Executive Officer frequently consults with David Harmon, the Company’s Executive Vice President, Human Resources (“EVP, HR”). The Company’s Chief Executive Officer also consults with the Company’s Chief Financial Officer on matters such as establishing financial performance metrics for incentive compensation and determining how executive pay fits within the Company’s budget parameters. Furthermore, as noted above, the Company’s Chief Executive Officer also consults with Time Warner management on certain matters, including events that are outside the ordinary course of business, such as executive promotions and the establishment of retention programs for executives. In the case of ordinary course compensation decisions regarding Ms. Kumar, Mr. Parker and Ms. Primrose, such as their regular base salary merit increases and the assessment of their individual performance for purposes of determining annual bonuses, the Company’s Chief Executive Officer is generally the principal decision-maker. In 2009, the Current CEO approved the separation agreement with Ms. Kumar that had been recommended, negotiated and approved by Time Warner’s management.

Annual Performance Review Process

The Company determines regular base salary merit increases and annual bonuses through an annual review of all employees, including the Named Executive Officers (other than Mr. Falco and Mr. Grant), to measure individual performance over the course of the performance year against pre-set financial, operational and individual goals. The system assists in ensuring that each employee’s compensation is tied to the financial and operating performance of the Company, the employee’s individual achievement and the employee’s demonstration of the Company’s strategic initiatives and values. The annual performance review process is generally conducted in the fourth quarter of the relevant performance year and continues into the first quarter of the following year. As part of the annual performance review process, each employee prepares a self-assessment of his or her performance against pre-set individual goals. Then, the employee’s manager conducts a performance assessment of the employee and makes recommendations concerning base salary merit increases and annual bonuses. The Company’s Chief Executive Officer, in consultation with the Company’s EVP, HR, conducts the performance assessment of each executive officer who reports directly to him, including Ms. Kumar, Mr. Parker and Ms. Primrose, with respect to their base salary merit increases, as described under “—Base Salary” below, and annual bonuses, as described under “—Annual Incentive Compensation” below.

In 2008, Time Warner’s Chief Executive Officer and the TW Committee conducted the performance assessments of Mr. Falco and Mr. Grant.

Philosophy, Review of Market Practices and Elements of Executive Compensation

Philosophy

In 2008, the Company was guided by the following philosophy in determining the compensation of the Named Executive Officers:

•	Competition. Compensation should reflect the competitive marketplace to enable the Company to attract, retain and motivate talented executive officers over the long term.

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Accountability for Business Performance. Compensation should be tied in part to the Company’s financial and operating performance, so that executive officers are held accountable through their compensation for the performance of the business operations for which they are responsible.

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Accountability for Individual Performance. Compensation should be tied in part to the executive officer’s individual performance to encourage and reflect individual contributions to the Company’s performance.

•	Retention. Compensation should be used to retain, motivate and eliminate distractions to executive officers during critical times of transition of the Company.

Use of Compensation Surveys and Other Comparative Data

In connection with the Company’s compensation planning process, it utilizes internal and external sources of information to determine appropriate levels and mixes of compensation. These sources include internal comparisons prepared by Time Warner reflecting information from its many subsidiaries and the Time Warner divisions. In addition, Time Warner has available extensive information on competitive market practices based on numerous compensation surveys of public and private technology companies and other multinational companies prepared by a variety of different compensation firms, including Radford Consulting, Mercer, SCHips, EmpSight, Towers Perrin, ICR, Altman Weil and Croner. In reviewing the external data, the Company typically focuses on companies in the technology industry and other multinational companies with annual revenues similar to the Company’s annual revenue. However, the Company generally does not focus on a specific peer group of companies. The Company believes that the internal data from other Time Warner divisions and the external survey data provide valuable information about the current market practices of a broad spectrum of companies.

When it determined the compensation for Mr. Falco, in addition to consulting internal sources of information from its other divisions, the TW Committee reviewed market data for compensation of Chief Executive Officers of six technology companies: Amazon.com, Inc., eBay, Inc., Google Inc., IAC/InterActive Corp., Microsoft Online Services and Yahoo! Inc., as well as Chief Executive Officers of companies in the Company’s general industry. The TW Committee reviewed similar market data for Chief Operating Officers in connection with entering into Mr. Grant’s employment agreement.

The Company typically targets total direct compensation, which is comprised of an executive officer’s base salary, annual cash bonus target and the estimated value of equity-based awards, at approximately the 75th percentile of the blended data from the internal and external sources it reviews in connection with the compensation planning process. In addition, the Company typically targets base salary at approximately the 50th percentile of the blended data. Although the Company has targeted the 75th percentile for total direct compensation, actual total direct compensation has been between the 50th and 75th percentiles for some executives due to the amount and value of Time Warner equity-based awards. For 2008, Ms. Kumar’s total direct compensation was between the 50th and 75th percentiles of the blended data, Mr. Parker’s total direct compensation was between the 50th and 75th percentiles of the blended data and Ms. Primrose’s total direct compensation was above the 75th percentile of the blended data. For 2008, Mr. Falco’s total direct compensation was between the 75th and 90th percentile of the compensation paid to Chief Executive Officers of companies in the Company’s general industry and also between the 75th and 90th percentiles of the compensation paid to Chief Executive Officers of the six technology companies listed above. At the time the Company entered into an employment agreement with Mr. Grant, Mr. Grant’s target total direct compensation was set at between the 75th and 90th percentiles of the compensation paid to Chief Operating Officers of companies in the Company’s general industry and between the 50th and 75th percentiles of the compensation paid to Chief Operating Officers of the six technology companies listed above. Mr. Grant’s annual compensation was not reviewed against market data for 2008.

Elements of Compensation for Executive Officers

The Company’s compensation philosophy is reflected in the elements of the Company’s executive compensation program, which includes the following key components:

•	annual base salary;

•	annual incentive compensation, including performance-based cash incentive compensation (i.e., bonus), based on the achievement of Company financial and operational goals and individual goals;

•	long-term equity incentive compensation, prior to the spin-off, in the form of Time Warner stock options, RSUs and PSUs;

•	cash retention bonuses provided to certain executives of the Company; and

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retirement, health and welfare and other benefit programs provided generally to employees and some additional executive benefits, including post-termination compensation in the event of an involuntary termination of employment without cause.

In general, the elements of compensation reflect a focus on performance-driven compensation, a balance between short-term and long-term compensation and a combination of cash and equity-based compensation. All elements of executive compensation are generally reviewed by the Company’s Chief Executive Officer, Chief Financial Officer and EVP, HR, as well as Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration, to maintain the amount and type of compensation within appropriate competitive parameters so that the program design encourages long-term growth in the Company’s value and an executive officer’s demonstration of the core values of the Company. However, the elements of Mr. Falco’s and Mr. Grant’s compensation were determined, reviewed and approved by the TW Committee. Each element of the Company’s 2008 executive compensation and the rationale for each element are described below.

Base Salary

The Company believes that including a competitive base salary in each executive officer’s compensation package is appropriate in order to attract, retain and motivate executive officers capable of leading its business in the complex and competitive business environment in which the Company operates. In reviewing annual base salary, the Company considers the nature and scope of each executive officer’s responsibilities, the executive officer’s prior compensation and performance in his or her job, the pay levels of similarly situated executive officers within the Company and the Time Warner divisions, the terms of employment letter agreements and published market survey data on compensation levels.

2008 Base Salaries. In 2008, the TW Committee approved the entry into an amended and restated employment agreement with Mr. Falco, described under “—Agreements with Named Executive Officers” below, and in 2006, the TW Committee approved the entry into Mr. Grant’s employment agreement, described under

“—Agreements with Named Executive Officers” below. The base salaries for Mr. Falco and Mr. Grant were set forth in their employment agreements and did not change for 2008. Between December 2007 and February 2008, AOL LLC entered into a new employment letter agreement with each of Ms. Kumar, Mr. Parker and Ms. Primrose, which superseded the terms of their prior employment letter agreements and established their base salaries for 2008. These agreements are described in more detail under “—Agreements with Named Executive Officers” below. The base salaries for Ms. Kumar, Mr. Parker and Ms. Primrose were set by the Former CEO in consultation with the Company’s EVP, HR.

Pursuant to Mr. Falco’s and Mr. Grant’s employment agreements, their base salaries for 2008 were $1.0 million and $750,000, respectively. Mr. Falco’s and Mr. Grant’s base salaries were determined at the time their employment agreements were entered into based on the market data reviewed by the TW Committee described under “—Use of Compensation Surveys and Other Comparative Data” above. Ms. Kumar received a new employment letter agreement on January 9, 2008. After reviewing published market survey data along with internal comparisons across Time Warner and the Time Warner divisions, the Company increased Ms. Kumar’s base salary to $550,000, reflecting a 16% increase based on her performance. Mr. Parker received a new employment letter agreement on January 7, 2008, in connection with his promotion to include the position of the Company’s Executive Vice President, Business Development (“EVP, Business Development”). After reviewing published market survey data along with internal comparisons across Time Warner and the Time Warner divisions, the Company increased Mr. Parker’s base salary to $550,000 retroactive to the date of his promotion in 2007, reflecting a 22% increase based on his additional responsibilities and title and his performance. Ms. Primrose received a new employment letter agreement on December 7, 2007, with a base salary of $425,000, reflecting a 10.4% increase based on her performance. As a result of the global economic downturn and declining revenue and profits at the Company, Time Warner and the Former CEO, the Former CFO and the Company’s EVP, HR decided that none of the Company’s executive officers would receive a salary increase in 2009.

Annual Incentive Compensation

Mr. Falco and Mr. Grant Annual Bonuses. Mr. Falco’s and Mr. Grant’s employment agreements contained annual bonus provisions that were intended to provide each of Mr. Falco and Mr. Grant with a competitive level of compensation in the event that both the Company and the individual achieved satisfactory performance. Mr. Falco’s and Mr. Grant’s annual bonus awards for 2008 were designed to reward each individual for achieving financial and operational goals with respect to the Company and to reward individual performance. Mr. Falco and Mr. Grant did not participate in the 2008 AIP. The following is a description of the factors that were taken into account in determining 2008 annual bonuses under Mr. Falco’s and Mr. Grant’s employment agreements.

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Bonus Targets. Mr. Falco’s and Mr. Grant’s bonus targets were expressed as stated dollar amounts in their employment agreements. As with the base salary, the bonus targets for Mr. Falco and Mr. Grant were set by the TW Committee. The bonus targets were determined taking into consideration the nature and scope of Mr. Falco’s and Mr. Grant’s responsibilities and were determined at the time their employment agreements were entered into based on the market data reviewed by the TW Committee described under “—Use of Compensation Surveys and Other Comparative Data” above.

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Company Performance Goals. At the outset of the year, the TW Committee established goals for Mr. Falco and Mr. Grant based on the Company’s Adjusted OIBDA and Free Cash Flow. The calculation of the Company’s Adjusted OIBDA and Free Cash Flow for purposes of the annual bonus provisions of Mr. Falco’s and Mr. Grant’s employment agreements is described under “—Annual Incentive Compensation—Adjusted OIBDA and Free Cash Flow” below.

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Individual Performance Goals. Mr. Falco and Mr. Grant worked together to formulate their proposed individual performance goals and then submitted them to Time Warner’s Chief Executive Officer for review. The TW Committee subsequently approved the individual goals for Mr. Falco. The individual goals were intended not only to guide Mr. Falco’s and Mr. Grant’s actions, but also to assist the TW Committee at the end of the year in exercising discretion in determining the bonuses to be paid to Mr. Falco and Mr. Grant.

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Evaluation Against Goals and Determination of Bonuses. At the end of the year, the Company’s performance was evaluated by the Company’s Chief Executive Officer, Chief Financial Officer and EVP, HR, in consultation with Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration, with respect to the Company’s achievement of its pre-set financial criteria. Time Warner’s Chief Executive Officer conducted individual performance evaluations of Mr. Falco and Mr. Grant and conferred with the TW Committee regarding such evaluations. Time Warner’s Chief Executive Officer then recommended to the TW Committee the amounts of Mr. Falco’s and Mr. Grant’s bonuses based on Company and individual performance, and the TW Committee approved such amounts.

The following is a description of the 2008 bonus targets, performance goals and the evaluation process for purposes of Mr. Falco’s and Mr. Grant’s annual bonuses under their employment agreements.

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2008 Bonus Targets. For 2008, Mr. Falco’s annual bonus target was $3.0 million, and Mr. Grant’s annual bonus target was $1.5 million, as determined by the TW Committee and set forth in their employment agreements.

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2008 Performance Goals. For Mr. Grant and Mr. Falco, 70% of their 2008 annual bonuses was based on Company financial metrics, which are set forth in the tables below, and 30% was based on their individual performance versus certain strategic metrics, which are described below. At the beginning of 2008, the TW Committee approved the 70% financial goal and 30% personal goal weighting for Mr. Falco and Mr. Grant because it emphasizes the importance of the Company’s financial performance and reinforces Mr. Falco’s and Mr. Grant’s accountability for the achievement of their individual goals for the year. The relative weighting of these goals advances the components of the Company’s compensation philosophy that individual executive officers be held accountable for both the performance of the business operations for which they are responsible and their personal performance.

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2008 Company Performance Goals. Within the Company financial measures, the TW Committee assigned a weighting of 70% to Adjusted OIBDA and a weighting of 30% to Free Cash Flow, based on its view of the relative importance of these measures as indicators of the Company’s operating performance over both the short and long term. The financial measures were selected not only because they are important measures of the Company’s financial performance, but also because they are consistent with the measures Time Warner used through 2008 to provide its business outlook to its investors.

For 2008, the TW Committee approved the actual financial performance targets for the Company in the table below with respect to Mr. Falco’s and Mr. Grant’s annual bonuses. The financial criteria and the performance rating for 2008 associated with the Adjusted OIBDA and Free Cash Flow metrics for the Company are shown in the table below.

Financial Criteria ($ in millions)	% of Financial Component	25%	50%	Target 100%	Maximum 150%	2008 Actual	2008 Actual Performance Rating (%)
Adjusted OIBDA	70%	$1,300	$1,600	$1,900	$2,000	$1,558	47%
Free Cash Flow	30%	$750	$1,000	$1,250	$1,440	$1,169	84%

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2008 Individual Goals. The individual goals established for Mr. Falco and Mr. Grant at the beginning of 2008 were tailored to their positions and focused on supporting the Company’s overall strategic initiatives and values, which included operating with integrity, working collaboratively, creating an inclusive work place, being outwardly focused and driving performance and innovation (the “Global AOL Values”). Mr. Falco and Mr. Grant had the same individual goals because Time Warner viewed them as working together to achieve common goals with respect to the Company. Their individual goals were proposed by Mr. Falco to Time Warner’s Chief Executive Officer, who then submitted the individual goals for approval by the TW Committee. The individual goals for 2008 for Mr. Falco and Mr. Grant are described immediately below.

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Separate the Company’s business operations into Platform-A (i.e., the Company division that integrated advertising sales for all of the Company’s websites), Publishing (i.e., the Company’s content business) and Access (i.e., the Company’s legacy subscription business).

•	Expand the Platform-A brand, including through acquisitions, and position it with advertisers as the leading display network.

•	Expand the Publishing business while reducing costs and increasing advertising revenue.

•	Continue to transition paid Access subscribers to the Company’s free offerings and evaluate divestiture opportunities.

•	Improve operating margins and reduce corporate costs.

•	Expand international advertising under Platform-A, social networking services, content on the Company’s website and the Company’s technological infrastructure.

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Evaluation Against 2008 Goals and Determination of 2008 Bonuses. Mr. Falco and Mr. Grant either met or exceeded each of their personal objectives for 2008, which accounted for 30% of their bonuses. In determining bonuses for 2008, Time Warner’s Chief Executive Officer and the TW Committee considered the Company’s performance ratings (47% for Adjusted OIBDA and 84% for Free Cash Flow, or a blended rate of 58%) and the individual performance ratings for Mr. Grant and Mr. Falco (125% each). Accordingly, Mr. Falco received a bonus of $2.25 million and Mr. Grant received a bonus of $1.125 million. These amounts are reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table for Fiscal Year 2008.

2008 AIP. The annual bonuses for 2008 under the 2008 AIP were intended to provide each of Ms. Kumar, Mr. Parker and Ms. Primrose with a competitive level of compensation in the event that both the Company and the executive officer achieved satisfactory performance. As discussed above, Mr. Falco and Mr. Grant did not participate in the 2008 AIP. Annual bonus awards under the 2008 AIP were designed to reward participating executive officers for achieving financial and operational goals with respect to the Company and to reward individual performance, consistent with the Company’s pay-for-performance philosophy. The following is a description of the factors that were taken into account in determining 2008 annual bonuses for Ms. Kumar, Mr. Parker and Ms. Primrose.

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2008 Bonus Targets. Each executive officer has a bonus target that represents the amount the Company expects to pay the executive officer for the year if both the Company and the individual achieve satisfactory performance. The pool for annual bonuses is based on the aggregate number of participants and the sum of each participant’s bonus target. An executive’s annual bonus target opportunity is generally expressed as a percentage of the executive officer’s base salary, and the bonus target is contained in the executive’s employment letter agreement and subject to the terms of the 2008 AIP. As with the base salary, the bonus targets for Ms. Kumar, Mr. Parker and Ms. Primrose were set by the Former CEO in consultation with the Company’s EVP, HR. Bonus targets were determined taking into consideration the nature and scope of each executive officer’s responsibilities, the bonus targets of similarly situated executives within the Company and the Time Warner divisions and data on market compensation levels based on published market surveys.

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2008 Company Performance Goals. At the outset of each year, the Company’s Chief Executive Officer, Chief Financial Officer and EVP, HR, in consultation with Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration, establish goals based on the Company’s Adjusted OIBDA and Free Cash Flow. The calculation of the Company’s Adjusted OIBDA and Free Cash Flow for purposes of the 2008 AIP is described under “—Annual Incentive Compensation—Adjusted OIBDA and Free Cash Flow” below. Over the course of the year, the level of funding of the bonus pool is adjusted based on the Company’s performance against the pre-set goals. Determination of the final funding under the annual bonus plan is at the discretion of the Company’s Chief Executive Officer, and must be approved by Time Warner.

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2008 Individual Performance Goals. The Company’s Chief Executive Officer and EVP, HR establish parameters for Ms. Kumar, Mr. Parker and Ms. Primrose to propose their own individual performance goals and then review the individual performance goals submitted by each executive to be used in determining the bonuses in connection with the Company’s annual performance review process. The individual goals are intended not only to guide the executive officers’ actions, but also to assist the Company and its Chief Executive Officer at the end of the year in exercising discretion in determining the bonuses to be paid to the executives, if the Company performance goals are met.

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Evaluation Against Goals and Determination of Bonuses. At the end of the year, the Company’s performance is evaluated by the Company’s Chief Executive Officer, Chief Financial Officer and EVP, HR, in consultation with Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration, with respect to the Company’s achievement of its pre-set financial criteria. The Company’s Chief Executive Officer conducts an individual performance evaluation of each executive officer who reports directly to him (other than the Former President), including Ms. Kumar, Mr. Parker and Ms. Primrose, and then determines in consultation with the Company’s EVP, HR whether annual bonuses should be paid to those executive officers based on Company and individual performance. Subject to the terms of the plan, if the Company performance goals are met, the Company’s Chief Executive Officer can exercise discretion in determining actual bonus amounts (if any) to executive officers.

The following is a description of the 2008 bonus targets, performance goals and the evaluation process for purposes of the 2008 AIP.

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2008 Bonus Targets. In 2008, each of Ms. Kumar’s and Mr. Parker’s annual bonus target was 100% of the executive officer’s annual base salary, consistent with published market survey data on compensation levels for executives in comparable positions. Ms. Primrose’s annual bonus target was 75% of her annual base salary, consistent with published market survey data on compensation levels for executives in comparable positions.

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2008 Performance Goals. For the executive officers of the Company, 70% of their 2008 annual bonus was based on Company financial metrics, which are set forth in the table below, and 30% was based on their individual performance versus certain strategic metrics, which are described below. At the beginning of 2008, the Former CEO, in consultation with the Former CFO and the Company’s EVP, HR and Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration, approved the 70% financial goal and 30% personal goal weighting for Ms. Kumar, Mr. Parker and Ms. Primrose because it emphasizes the importance of the Company’s financial performance and reinforces individual accountability for the achievement of an executive officer’s goals for the year. The use of these goals advances the components of the Company’s compensation philosophy that individual executive officers be held accountable for both the performance of the business operations for which they are responsible and their personal performance.

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2008 Company Performance Goals. Within the Company financial measures, the Former CEO, the Former CFO and the Company’s EVP, HR, in consultation with Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration, assigned a weighting of 70% to Adjusted OIBDA and a weighting of 30% to Free Cash Flow, based on their views of the relative importance of these measures as indicators of the Company’s operating performance over both the short and long term. The financial measures were selected not only because they are important measures of the Company’s financial performance, but also because they are consistent with the measures Time Warner used through 2008 to provide its business outlook to its investors. Additionally, the Former CEO, the Former CFO and the Company’s EVP, HR and Time Warner’s Chief Executive Officer, Chief Financial Officer and EVP, Administration also considered whether the goals and targets that were set supported sustained growth in the Company’s financial performance over the long term, without encouraging excessive risk-taking. In order to fund the bonus pool under the 2008 AIP, achievement at 90% of the performance target goal for each of Adjusted OIBDA and Free Cash Flow was required.

After the financial criteria for the Company were approved, the Former CEO, the Former CFO and the Company’s EVP, HR approved the actual financial performance targets for the Company in the table below for Ms. Kumar, Mr. Parker and Ms. Primrose. The financial criteria and the performance rating associated with the Adjusted OIBDA and Free Cash Flow metrics for the Company are shown in the table below.

Financial Criteria ($ in millions)	% of Financial Component	Threshold 50%	Target 100%	Maximum 150%	2008 Actual	2008 Actual Performance Rating (%)
Adjusted OIBDA	70%	$1,700	$1,800	$2,000	$1,558	0%
Free Cash Flow	30%	$1,050	$1,150	$1,350	$1,169	102%

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2008 Individual Goals. The individual goals established for Ms. Kumar, Mr. Parker and Ms. Primrose at the beginning of 2008 were tailored to each individual’s position and focused on supporting the Global AOL Values. The individual goals for 2008 for each of Ms. Kumar, Mr. Parker and Ms. Primrose are described immediately below.

Ms. Kumar

•	Improve management reporting, analysis and forecasting and prepare detailed benchmarks for the 2009 budget process.

•	Implement global technology solutions for financial accounting, planning and forecasting to ensure consistency and efficiency with respect to preparation of the Company’s financial reports.

•	Maintain compliance with Sarbanes-Oxley requirements and reduce audit findings that require executive review.

•	Manage and achieve expense targets across the Company’s businesses to achieve the Company’s overall budget target.

Mr. Parker

•	Develop and execute overall cost reduction strategies, including decreasing costs incurred by using outside counsel, while continuing to provide superior client service.

•	Expand the Business Development Group with measurable goals in terms of value added to the Company, both in transactions consummated and costs saved.

Ms. Primrose

•	Continue to strengthen the communications team.

•	Effectively communicate both internally and externally through People Networks, the Company’s new social and media networking initiatives.

•	Support key product initiatives that highlight the Company’s web strategy and maximize revenue potential for the Company.

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Evaluation Against 2008 Goals and Determination of 2008 Bonuses. Ms. Kumar, Mr. Parker and Ms. Primrose either met or exceeded each of their personal objectives for 2008, which would have accounted for 30% of their bonuses in the event that the financial thresholds of the 2008 AIP had been met. However, the Company did not meet the threshold performance level for 2008 under the terms of the 2008 AIP of at least 90% of target for each of Adjusted OIBDA and Free Cash Flow, which was a requirement for payments under the 2008 AIP. The threshold performance level for the Adjusted OIBDA metric was $1.70 billion for 2008, and the threshold performance level for the Free Cash Flow metric was $1.05 billion. The results for 2008 were Adjusted OIBDA of $1.558 billion and Free Cash Flow of $1.169 billion. Since the Company did not achieve the Adjusted OIBDA threshold target for 2008, pursuant to the terms of the 2008 AIP, no bonuses were paid under the 2008 AIP to Ms. Kumar, Mr. Parker and Ms. Primrose. Accordingly, the bonus amounts for 2008 in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table for Fiscal Year 2008 are zero for Ms. Kumar, Mr. Parker and Ms. Primrose.

Transition Plan. Pursuant to their employment agreements, Mr. Falco and Mr. Grant participated in a special 2007 Transitional Cash Long-Term Incentive Program (the “Transition Plan”). The purpose of the Transition Plan was to motivate Mr. Falco and Mr. Grant based on the financial metrics that determined the Company’s performance over the two-year period that commenced on January 1, 2007. Mr. Falco’s annualized target under the Transition Plan was $2.0 million, and his maximum annualized amount under the Transition Plan was $4.0 million, as determined by the TW Committee. Mr. Grant’s annualized target was $1.5 million, and his maximum annualized amount under the Transition Plan was $3.0 million, as determined by the TW Committee. Although targets and maximum amounts were annualized, payments under the Transition Plan were not made until March 13, 2009, following the end of the 2007-2008 performance period. The entire amount of the bonuses under the Transition Plan was based on Company performance during this period relative to cumulative Adjusted OIBDA goals. The calculation of the Company’s Adjusted OIBDA for purposes of the Transition Plan is described under “—Annual Incentive Compensation—Adjusted OIBDA and Free Cash Flow” below. The cumulative Adjusted OIBDA measure was selected because it is an important measure of the Company’s financial performance that Time Warner used to gauge the executives’ performance during the transition period following their assumption of the roles as the Company’s Chief Executive Officer and President, respectively. In the beginning of 2008, the cumulative Adjusted OIBDA goals were adjusted to better reflect revised budget expectations for 2008. The revised financial criteria and the performance rating associated with the cumulative Adjusted OIBDA metric for the Company are shown in the table below.

Financial Criteria	Threshold		Target	Budget		Maximum	2007-2008	Performance
($ in millions)	0%	50%	100%	125%	150%	200%	Actual	Rating (%)
2007-2008 Cumulative Adjusted OIBDA	$3,515	$3,600	$3,695	$3,790	$3,837	$3,932	$3,520	3.2%

The Company’s actual cumulative Adjusted OIBDA for the 2007-2008 period was $3.520 billion, which slightly exceeded the Threshold performance level and resulted in a performance rating of 3.2%. Accordingly, on March 13, 2009, the payout under the Transition Plan to Mr. Falco was $127,822 and to Mr. Grant was $95,866, which are reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table for Fiscal Year 2008.

Adjusted OIBDA and Free Cash Flow. For purposes of the annual bonus provisions of Mr. Falco’s and Mr. Grant’s employment agreements, the 2008 AIP and the Transition Plan, “Adjusted OIBDA” is calculated based on the following formula: operating income (loss) before depreciation and amortization excluding the impact of non-cash impairments of goodwill, intangible and fixed assets, as well as gains and losses on sales of assets and consolidated businesses, certain restructuring costs incurred in 2007 and amounts related to securities litigation and government investigations. For purposes of the annual bonus provisions of Mr. Falco’s and Mr. Grant’s employment agreements and the 2008 AIP, “Free Cash Flow” is calculated based on the following formula: cash provided by operations plus the cash flow attributable to transactions with Time Warner (principally cash paid to Time Warner for taxes) less cash flow attributable to capital expenditures, product development costs and principal payments on capital leases.

Adjusted OIBDA and Free Cash Flow are non-GAAP financial measures. Below are reconciliations of these non-GAAP financial measures to the most comparable GAAP measures from the Company’s audited consolidated financial statements.

Reconciliation of 2008 Adjusted OIBDA to 2008 operating loss for purposes of the annual bonus provisions of Mr. Falco’s and Mr. Grant’s employment agreements, the 2008 AIP and the Transition Plan, and reconciliation of 2007 Adjusted OIBDA to 2007 operating income for purposes of the Transition Plan ($ in millions) are as follows:

	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007
Adjusted OIBDA (1)	$1,558.0	$1,962.0
Asset impairments (2)	(2,227.7)	—
Depreciation expense	(311.0)	(402.7)
Amortization of intangible assets	(166.2)	(95.9)
Gains on sale of assets and consolidated businesses (3)	—	682.6
Restructuring costs (4)	—	(120.8)
Amounts related to securities litigation and government investigations (5)	(20.8)	(171.4)

Operating income (loss)	$(1,167.7)	$1,853.8

(1)	Cumulative Adjusted OIBDA for the 2007-2008 performance period under the Transition Plan was $3,520.0 million.

(2)	For the year ended December 31, 2008, the Company’s operating loss includes a $2,207.0 million non-cash impairment to reduce the carrying value of goodwill and $20.7 million of non-cash impairments related to asset writedowns in connection with facility consolidations. These amounts are excluded from cumulative Adjusted OIBDA.

(3)	For the year ended December 31, 2007, the Company’s operating income includes gains on the sale of assets and consolidated businesses of $682.6 million (primarily related to the Company’s sale of its German access service business) which are excluded from Adjusted OIBDA.

(4)	Certain of the Company’s restructuring costs incurred in 2007 are excluded from Adjusted OIBDA.

(5)	For the year ended December 31, 2008 and 2007, the Company’s operating income (loss) includes $20.8 million and $171.4, respectively, of legal and other professional fees incurred and paid by Time Warner related to the defense of various securities lawsuits involving the Company or former officers and employees but reflected as an expense in the Company’s consolidated financial statements. These amounts are excluded from Adjusted OIBDA.

Reconciliation of Free Cash Flow to 2008 cash provided by operations for purposes of the annual bonus provisions of Mr. Falco’s and Mr. Grant’s employment agreements and the 2008 AIP ($ in millions):

Fiscal Year Ended December 31, 2008
Cash provided by operations	$933.6
Add net transactions with Time Warner	432.7
Less capital expenditures and product development costs	(172.2)
Less principal payments on capital leases	(25.1)

Free Cash Flow	$1,169.0

Long-Term Incentives

In 2008, the long-term incentive awards provided to the Company’s Named Executive Officers were in the form of Time Warner equity-based awards. Long-term incentive awards are designed not only to provide executive officers with an opportunity to earn a competitive level of compensation, but also to advance the principle of pay-for-performance, to align the executive officers’ interests with those of Time Warner’s shareholders and to provide a significant retention tool. In 2008, executive officers were granted a combination of stock options, RSUs and PSUs. Stock options are granted to executive officers as an incentive to create and increase incremental shareholder value. RSUs are intended to reward and retain key talent, as well as to align executive officers’ interests with those of Time Warner’s shareholders even during periods of stock market fluctuations. PSUs are designed to reward executive officers based on the achievement of Time Warner’s total shareholder return (“TSR”) as compared to the TSR of other companies in the S&P 500 Index.

In connection with the spin-off, long-term incentive awards held by the Company’s Named Executive Officers who are employed by the Company at the time of the spin-off will be treated as provided in the equity compensation plan under which such awards were granted and the award agreements governing such awards, which will generally result in forfeiture of unvested stock options, vesting of a pro rata amount of RSUs that are scheduled to vest on the next vesting date and vesting of PSUs based on (i) the actual performance level achieved from the award date through the date of the spin-off and (ii) the target level of performance from the date of the spin-off through the last day of the performance period, plus all retained distributions relating thereto, as described under “—Potential Payments Upon a Termination of Employment or Change in Control—Termination without Cause” below and “—Potential Payments Upon a Termination of Employment or Change in Control—Change in Control or Spin-Off of the Company” below. However, the treatment of certain Time Warner equity awards granted to Mr. Armstrong will be treated as described under “—Actions Taken in 2009—Employment Agreement with Current Chairman and Chief Executive Officer” below, the treatment of certain Time Warner equity awards granted to Mr. Falco will be treated as described under “—Actions Taken in 2009—Separation Agreement with Former Chairman and Chief Executive Officer” below and the treatment of certain Time Warner equity awards granted to Mr. Grant will be treated as described under “—Actions Taken in 2009—Separation Agreement with Former President and Chief Operating Officer” below.

2008 Long-Term Incentives. During early 2008, the TW Committee determined the total estimated target value of annual compensation for Mr. Falco and Mr. Grant and the manner in which that total estimated target value would be delivered (including annual base salary, annual bonus and equity-based awards), and approved the equity-based awards to Mr. Falco and Mr. Grant.

In addition, the TW Committee approved the annual grant pool and grant guidelines for long-term incentive awards to be granted to employees of Time Warner and the Time Warner divisions, including stock options, RSUs and PSUs. The Former CEO and the Company’s EVP, HR determined the total estimated target value of annual compensation for Ms. Kumar, Mr. Parker and Ms. Primrose and the manner in which that total estimated target value would be delivered. Based on that review, the Former CEO then made recommendations to the TW Management Option Committee regarding the proposed 2008 stock option grants to Ms. Kumar, Mr. Parker and Ms. Primrose and to Time Warner’s Chief Executive Officer regarding their proposed 2008 RSU and PSU awards. All 2008 grants and awards to the Named Executive Officers were within the TW Committee’s grant guidelines. The TW Management Option Committee reviewed and approved the stock option grants to Ms. Kumar, Mr. Parker and Ms. Primrose, and Time Warner’s Chief Executive Officer, in his capacity as a member of the TW Board, reviewed and approved their awards of RSUs and PSUs. The value of equity-based awards granted to the Named Executive Officers for 2008 was intended to provide each executive with a competitive target level of compensation and to have a substantial portion of the executive’s compensation be performance-based and tied directly to Time Warner’s stock price.

The mix of equity awards (including stock options, RSUs and PSUs) granted to Mr. Falco and Mr. Grant was intended to deliver 40% of the aggregate award value through stock options and 60% of the aggregate award value through an equal amount of RSUs and PSUs. This mix reflected the determination by the TW Committee and Time Warner’s Chief Executive Officer and EVP, Administration of an appropriate mix of equity awards. The mix of equity awards granted to Ms. Kumar, Mr. Parker and Ms. Primrose in 2008 was intended to deliver one-third of the aggregate award value through each of stock options, RSUs and PSUs. This mix reflected market practices based on the published market surveys. All of the grants and awards took into account the relative retention value of each type of award and the dilutive impact of the awards. The Grants of Plan-Based Awards During 2008 table, below, reflects each Named Executive Officer’s 2008 equity awards.

Stock Options. Stock options represent the right to purchase shares of Time Warner common stock in the future at an exercise price determined on the grant date. Pursuant to provisions in Time Warner’s equity plans, stock options have exercise prices at fair market value, which, since October 2008, has been defined as the closing price of Time Warner’s common stock on the grant date as reported on the New York Stock Exchange Composite Tape. From January 2001 through September 2008, fair market value under Time Warner’s equity plans was defined as the average of the high and low sale prices of Time Warner’s common stock on the New York Stock Exchange on the grant date. The change to the current fair market value definition was approved in July 2008 and went into effect October 1, 2008 to bring Time Warner’s fair market value calculation in line with market practice and to make it easier to verify the fair market value. In a small number of countries other than the United States, the exercise price is established pursuant to local law requirements using another methodology, but the exercise price under that methodology will not be lower than what would be determined using the average of the high and low sale prices on the New York Stock Exchange on the grant date or the closing price of Time Warner’s common stock on the grant date, as applicable. The stock options vest in four equal installments on each of the first four anniversaries of the grant date.

Restricted Stock Units. The RSUs, which represent the right to receive a specified number of shares of Time Warner common stock upon vesting, vest in two equal installments on the third and fourth anniversaries of the award date.

Performance Stock Units. The PSUs awarded to the executive officers in 2008 have a performance measure of TSR of Time Warner’s common stock relative to that of the common stock of the companies in the S&P 500 Index (subject to certain adjustments) over the three-year period from January 1, 2008 through December 31, 2010. This performance measure is intended to align the participants’ interests with those of Time Warner’s shareholders. The PSUs provide for payment in shares of Time Warner common stock based on the performance achieved in amounts ranging from 0% to 200% of the target amounts awarded to the participants, with no payout if the relative TSR of Time Warner is below the 25th percentile of the comparison group and payout at 200% of the target amounts if the relative TSR of Time Warner is at the 100th percentile of the comparison group. The PSUs awarded on March 7, 2008 vest on the third anniversary of the award date based on achievement of the applicable performance measure.

Timing of Grants and Awards. The TW Committee approved the stock option grants and RSU and PSU awards for Mr. Falco on January 30, 2008 and for Mr. Grant on February 20, 2008, and the grants and awards were made on March 7, 2008, which was after (i) Time Warner’s earnings release was issued on February 6, 2008 and (ii) Time Warner’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 was filed on February 22, 2008. The TW Committee approved Mr. Falco’s stock option grants and RSU and PSU awards on the same date it approved grants and awards to other Chief Executive Officers of the Time Warner divisions, and it approved Mr. Grant’s stock option grants and RSU and PSU awards on the same date it approved grants to other senior executives of the Time Warner divisions. Pursuant to the TW Committee’s delegation of authority, on March 5, 2008, the TW Management Option Committee approved the stock option grants and Time Warner’s Chief Executive Officer approved the RSU and PSU awards made to Ms. Kumar, Mr. Parker and Ms. Primrose, and the grants and awards were made on March 7, 2008. This timing is consistent with Time Warner’s historic practice for equity grants and awards made to executive officers of Time Warner in connection with the TW Committee’s annual review of compensation matters. The TW Committee’s practice has been to approve grants and awards to Time Warner’s executive officers and other recipients whose proposed grants and awards are subject to its approval under the grant and award guidelines established by the TW Committee at a meeting early in the year and to establish a subsequent grant or award date at that time that (a) provides sufficient time for Time Warner to prepare communication materials for employees throughout Time Warner who receive equity-based grants or awards at the same time as Time Warner’s executive officers, and

(b) is after the issuance of the earnings release for the prior fiscal year and the filing of Time Warner’s Annual Report on Form 10-K for the prior fiscal year.

2008 Retention Program

Due to the uncertainty of the future of the Company’s business in early 2008 in light of potential transactions involving the Company, the need for continuity of the Company’s business and the Company’s desire to retain certain executive officers and ensure that they remained focused on their job responsibilities, the Company adopted a one-year retention program covering certain Executive Vice Presidents of the Company, including Ms. Kumar, Mr. Parker and Ms. Primrose. Mr. Falco and Mr. Grant did not participate in the 2008 retention program because their employment agreements provided for other retention compensation. Time Warner’s Chief Executive Officer and EVP, Administration approved the retention program, and the Former CEO and the Company’s EVP, HR determined which executive officers, including Ms. Kumar, Mr. Parker and Ms. Primrose, would participate in the retention program. The potential retention payments were equal to Ms. Kumar’s, Mr. Parker’s and Ms. Primrose’s respective 2008 base salaries. The retention payments would be paid if the executive officer was performing at a satisfactory level and was still an active employee on April 30, 2009, or prior to that date, if as a result of a “change of control transaction” (defined to include a change in the ownership of the Company such that its financial statements were no longer consolidated with those of Time Warner), the Named Executive Officer no longer had a position with the Company or his or her job functions and responsibilities were substantially or materially diminished from what they had been immediately prior to the change of control transaction. Since each of these Named Executive Officers was an employee of the Company on April 30, 2009 and performed satisfactorily, the Company paid Ms. Kumar, Mr. Parker and Ms. Primrose their retention payments in the amount of $550,000, $550,000 and $425,000, respectively, on May 15, 2009.

Agreements with Named Executive Officers

Consistent with the Company’s goal of attracting and retaining executive officers in a competitive environment, AOL LLC has entered into employment arrangements with each of the Company’s Named Executive Officers. In late 2007 and early 2008, AOL LLC entered into new employment arrangements with each of the Company’s Named Executive Officers, other than Mr. Grant. Time Warner and AOL LLC entered into the new employment agreement with Mr. Falco to (i) provide that the vesting of future grants of stock options and RSUs would accelerate on termination of Mr. Falco’s employment without cause and (ii) address the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). The Company entered into the new arrangements with Ms. Kumar, Mr. Parker and Ms. Primrose in order to (i) standardize the terms of their employment, including severance eligibility, (ii) address the requirements of Section 409A of the Code and (iii) in the cases of Ms. Kumar and Mr. Parker, reflect their promotions. Each of the employment letter agreements with the Company’s Named Executive Officers is described below.

Randy Falco (amended and restated agreement with Time Warner and AOL LLC to continue to serve as Chairman and CEO of the Company, effective March 7, 2008). The employment agreement’s term began on March 7, 2008 and, but for Mr. Falco’s separation from service, would have remained in effect through December 31, 2010, and then would have continued on a month-to-month basis until either party provided the other party with 60-days’ written notice of termination. The TW Committee set Mr. Falco’s total target compensation at a level appropriate for his position as Chairman and Chief Executive Officer of the Company, including a minimum base salary of $1.0 million and a discretionary annual cash bonus with a target amount of $3 million and a maximum amount of $4.5 million. Mr. Falco’s agreement provided for annual long-term incentive compensation with a target value of approximately $4.5 million, consisting of a combination of stock options, RSUs or other equity-based awards, cash-based plans, including the Transition Plan, or other components, as determined by the TW Committee. In addition, Mr. Falco’s agreement provided for participation in the Company’s savings and welfare benefit plans and perquisite programs, including $50,000 of group life insurance. Mr. Falco’s agreement also provided for an annual cash payment to him equal to twice the premium he would have to pay under the Group Universal Life insurance program made available by the Company to obtain life insurance in an amount equal to $4 million, regardless of whether Mr. Falco actually purchased life insurance. During the first year of the agreement, the Company provided Mr. Falco with transition housing in the Dulles, Virginia metropolitan area. The Company also paid Mr. Falco a monthly automobile allowance of $2,000 during the term of his employment agreement. In addition, Mr. Falco’s agreement provided for participation in the Transition Plan as well as the establishment of a deferred compensation arrangement on his behalf and the credit of $7,325,000 to the arrangement on the effective date of his employment agreement (as described under “—Non-Qualified Deferred Compensation for Fiscal Year 2008” below).

Ron Grant (agreement to serve as President and Chief Operating Officer of the Company, effective November 27, 2006, amended February 18, 2009). The employment agreement’s term began on November 27, 2006 and, but for Mr. Grant’s separation from service, would have remained in effect through December 31, 2010, and then would have continued on a month-to-month basis until either party provided the other party with 60-days’ written notice of termination. The TW Committee set Mr. Grant’s total target compensation at a level appropriate for his position as President and Chief Operating Officer of the Company, including a minimum base salary of $750,000 and a discretionary annual cash bonus with a target amount of $1.5 million and a maximum amount of $2.25 million. Mr. Grant’s agreement provided for annual long-term incentive compensation with a target value of approximately $2.75 million, consisting of a combination of stock options, restricted stock or other equity-based awards, cash-based plans, including the Transition Plan, or other components, as determined by the TW Committee. In addition, Mr. Grant’s agreement provided for participation in the Company’s savings and welfare benefit plans and perquisite programs, including $50,000 of group life insurance. Mr. Grant’s agreement also provided for an annual cash payment to him equal to twice the premium he would have to pay under the Group Universal Life insurance program made available by the Company to obtain life insurance in an amount equal to $3.0 million, regardless of whether Mr. Grant actually purchased life insurance. During the first year of the agreement, the Company provided Mr. Grant with transition housing in the Dulles, Virginia metropolitan area. The Company also paid Mr. Grant a monthly automobile allowance of $2,000 during the term of his employment agreement. In addition, Mr. Grant’s agreement provided for participation in the Transition Plan.

Nisha Kumar (letter agreement to continue to serve as Chief Financial Officer, Executive Vice President, effective December 1, 2007). The employment letter agreement’s term began on December 1, 2007 and, but for Ms. Kumar’s separation from service, would have remained in effect through November 30, 2010, and then would have continued on a month-to-month basis until either party provided the other party with 30-days’ written notice of termination. The initial term for Ms. Kumar was set at three years to reflect the Company’s normal practice and the industry practice for technology companies as well as for retention purposes. Ms. Kumar’s total target compensation included a base salary of $550,000, and a discretionary annual bonus with a target amount of 100% of her base salary. The Former CEO consulted with the Company’s EVP, HR to set total target compensation for Ms. Kumar at a level appropriate for her position of Chief Financial Officer and consistent with internal Time Warner benchmarks. The Former CEO approved the $150,000 increase in Ms. Kumar’s target annual cash compensation to $1.1 million. Consistent with the Company’s pay-for-performance compensation philosophy, $75,000 of the increase was attributable to target annual bonus (which was increased to 100% of Ms. Kumar’s base salary from 75%), while the remaining $75,000 was reflected in base salary (which was increased to $550,000 from $475,000). Ms. Kumar’s base salary increase became effective December 1, 2007. Therefore, she received a supplemental base salary payment in February 2008 equal to the difference between her prior rate of base salary and her increased rate of base salary for December 2007.

Ira Parker (agreement to continue to serve as Corporate Secretary and General Counsel and to serve as EVP, Business Development, effective December 1, 2007). The employment letter agreement’s term is from December 1, 2007 to November 30, 2010, and then continues on a month-to-month basis until either party provides the other party with 30-days’ written notice of termination. The initial term for Mr. Parker was set at three years to reflect the Company’s normal practice and the industry practice for technology companies as well as for retention purposes. The Former CEO consulted with the Company’s EVP, HR to set total target compensation for Mr. Parker at a level appropriate for his promotion to include the position of EVP, Business Development and consistent with internal Time Warner benchmarks for general counsels of the Time Warner divisions. The Former CEO then approved the increase in compensation. Target annual cash compensation for Mr. Parker was increased by $312,500 to $1.1 million. Consistent with the Company’s pay-for-performance compensation philosophy, $212,500 of the increase was attributable to target annual bonus (which was increased to 100% of Mr. Parker’s base salary from 75%), while the remaining $100,000 was reflected in base salary (which was increased to $550,000 from $450,000). Mr. Parker’s base salary increase became effective December 1, 2007. Therefore, he received a supplemental base salary payment in February 2008 equal to the difference between his prior rate of base salary and his increased rate of base salary for December 2007. In addition, Mr. Parker received a payment on April 15, 2008 in the amount of $120,000 for commuting expenses to cover travel between Boston, Virginia and New York during the period of April 1, 2008 through March 31, 2009, in lieu of the Company requiring Mr. Parker to relocate, given the uncertainty of the future location of the Company’s headquarters in anticipation of a potential transaction.

Tricia Primrose (agreement to continue to serve as EVP, Corporate Communications, effective December 1, 2007). The employment letter agreement’s term is the same as the term in Mr. Parker’s employment letter agreement. The Former CEO set total target compensation at a level appropriate for Ms. Primrose’s responsibilities as EVP, Corporate Communications, including base salary of $425,000 and target annual bonus of 75% of her base salary. Target annual cash compensation for Ms. Primrose was increased by $69,986 to $743,750. Consistent with the Company’s pay-for-performance compensation philosophy, $29,994 of the increase was attributable to target annual bonus, while the remaining $39,992 was reflected in base salary. Ms. Primrose’s base salary increase became effective December 1, 2007. Therefore, she received a supplemental base salary payment in February 2008 equal to the difference between her prior rate of base salary and her increased rate of base salary for December 2007.

For a more detailed description of these employment letter agreements, see “—Narrative to Summary Compensation Table and the Grants of Plan-Based Awards Table—Agreements with Named Executive Officers” below.

Termination and Severance Packages

The Company has determined the size and features of the termination and severance packages that executive officers would receive in the event of an involuntary termination of employment without “cause” (generally defined in the employment letter agreements with Ms. Kumar, Mr. Parker and Ms. Primrose as the executive’s (i) conviction of, or no contest or guilty plea to, a felony, (ii) failure to satisfactorily perform his duties and responsibilities for the Company, (iii) fraud, embezzlement, misappropriation or material destruction of Company property, (iv) breach of any duty of loyalty to the Company, (v) violation of any applicable restrictive covenant agreement to which he is subject or the Company’s standards of business conduct, (vi) improper conduct substantially prejudicial to the Company’s business or (vii) failure to cooperate with an investigation involving the Company) primarily in connection with the entry into employment agreements. The severance payment amounts and other post-termination provisions of the employment letter agreements generally reflect the Company’s practice for executive officers at a particular level within the Company, and the Company’s belief that the terms are appropriate under the circumstances based on the significance of the executive officer’s position to the Company, the Company’s ability to attract and retain talent as a result of frequent executive management changes at the Company and the amount of time it would take the executive to locate another position. The Company believes that the provisions in the employment letter agreements with Ms. Kumar, Mr. Parker and Ms. Primrose governing termination and severance arrangements are consistent with the Company’s compensation objectives to attract, motivate and retain highly talented executive officers in a competitive environment. Additionally, the Company believes that the termination and severance arrangements in the employment letter agreements are generally consistent with those arrangements being offered by other companies in the technology industry to similarly situated executives. Upon a termination of employment without cause, subject to the execution of a release of claims, Mr. Parker and Ms. Primrose would receive an amount equal to 18 months of base salary in a lump-sum severance payment, a pro rata annual target bonus for the year of termination in a lump sum and, beginning on the first day of the calendar month following termination, Company-paid medical, dental and vision benefit coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for 12 months. Ms. Kumar would have received the same amounts under her employment letter agreement. However, in connection with her termination of employment in 2009, the Company entered into a separation agreement with her, which was negotiated and approved by Time Warner’s EVP, Administration and SVP, Global Compensation and Benefits and was also approved by the Current CEO, that contained different severance provisions.

The treatment of the executive officers’ outstanding equity awards upon various employment termination events is generally governed by Time Warner’s equity compensation programs and equity award agreements, which were developed and considered by the TW Committee or the TW Board.

The Company generally has not considered a Named Executive Officer’s rights to receive payments and benefits upon an involuntary termination of employment as a factor in its decisions regarding overall compensation objectives or the elements of compensation for the executive officer, because the Company does not view the post-termination benefits as additional elements of compensation due to the fact that a termination without cause or another triggering event may never occur during the applicable Named Executive Officer’s term of employment.

For a more detailed description of these termination and severance packages, including the terms of the agreements with Mr. Falco, Mr. Grant and Ms. Kumar, see “—Potential Payments Upon a Termination of Employment or Change in Control” below. In addition, for a description of the amounts actually payable pursuant to the termination and severance packages with respect to Mr. Falco, Mr. Grant and Ms. Kumar, see “—Actions Taken in 2009—Separation Agreement with Former Chairman and Chief Executive Officer”, “—Actions Taken in 2009—Separation Agreement with Former President and Chief Operating Officer” and “—Actions Taken in 2009—Separation Agreement and Release of Claims with Former Chief Financial Officer”, respectively, below.

Retirement Programs

The Company participates in a tax-qualified savings plan maintained by Time Warner in which almost all of the U.S. employees of Time Warner and the Time Warner divisions are eligible to participate. In connection with Mr. Grant’s, Ms. Kumar’s and Ms. Primrose’s service at Time Warner, where they worked for several years, they participated in Time Warner’s tax-qualified and non-qualified defined benefit pension plans. Each of Mr. Grant, Ms. Kumar and Ms. Primrose is currently vested in his or her pension benefits based on his or her combined years of service at the Company and Time Warner but stopped accruing any new benefits under the pension plans when he or she became employed by the Company. Mr. Grant and Ms. Kumar are treated as vested terminated employees and, upon the spin-off, Ms. Primrose will also be treated as a vested terminated employee under the pension plans. These programs are discussed in more detail under “—Pension Benefits for Fiscal Year 2008” below.

Health and Welfare Programs

The Company’s Named Executive Officers participate in health and welfare programs that are generally available to all U.S. employees of Time Warner and the Time Warner divisions. These include medical coverage, dental coverage, flexible spending account programs and similar benefit programs. In offering these programs to its employees, Time Warner’s goal is to provide benefit programs that are competitive and that promote the hiring and retention of qualified employees.

Perquisites and Personal Benefits

Except as described below, the Company does not provide perquisites or personal benefits to its Named Executive Officers that are not available to employees of the Company. During 2008, Mr. Falco was eligible to receive reimbursement for country club dues, and Mr. Falco and Mr. Grant were eligible to receive reimbursement for financial planning services (including tax planning and investment advisory services) and transportation-related benefits (including car allowances and personal use of the corporate aircraft in accordance with Time Warner policies). In addition, in lieu of requiring Mr. Parker to relocate in anticipation of a potential transaction, on April 15, 2008, the Company paid Mr. Parker an amount equal to $120,000 for commuting expenses to cover travel between Boston, Virginia and New York during the period of April 1, 2008 through March 31, 2009. During 2009, Mr. Parker received additional payments totaling $120,000 to cover commuting expenses during the period of April 1, 2009 through March 31, 2010. In addition, the Company has also allowed Mr. Parker certain occasional personal use of a car service, which has been reimbursed by the Company.

Overall 2008 Compensation

Each Named Executive Officer’s salary for 2008 is disclosed under the “Salary” column in the Summary Compensation Table for Fiscal Year 2008. The “Non-Equity Incentive Plan Compensation” column in that table reflects the annual bonus and Transition Plan payments to Mr. Falco and Mr. Grant pursuant to their employment agreements and the absence of any payouts under the 2008 AIP to the other Named Executive Officers due to the Company’s failure to achieve its threshold Adjusted OIBDA performance goal. The grant-date fair value of each Named Executive Officer’s 2008 equity awards is disclosed under the “Grant Date Fair Value of Stock and Option Awards” column of the Grants of Plan-Based Awards During 2008 table.

The TW Committee and the Company believe the 2008 compensation package for each of the Named Executive Officers was appropriate in view of his or her performance and duties. Further, as reflected in the Summary Compensation Table for Fiscal Year 2008 and the Grants of Plan-Based Awards During 2008 table, a substantial portion of each executive officer’s 2008 target compensation was performance-based.

Section 162(m) Considerations

During 2008, none of the compensation paid to the Named Executive Officers was subject to the limitations on the deductibility of compensation in excess of $1 million under Section 162(m) of the Code. This is because the Company’s Named Executive Officers were not executive officers of Time Warner and, accordingly, were not subject to 162(m) of the Code. Once the Company is an independent, publicly-traded company after the spin-off, Section 162(m) of the Code will generally limit the Company’s ability to deduct compensation over $1 million to the Company’s Chief Executive Officer and the Company’s other Named Executive Officers, other than the Chief Financial Officer, unless the compensation qualifies as “performance-based” compensation, as defined in Section 162(m) of the Code.

The compensation arrangements that are currently in effect for Mr. Parker and Ms. Primrose generally do not qualify as performance-based compensation for a number of reasons, including because the grants and awards to these Named Executive Officers were not approved by the TW Committee. In the case of Mr. Armstrong, the Time Warner stock options that have been granted to him should qualify as performance-based compensation, because they were approved by the TW Committee and they should satisfy the other requirements of Section 162(m), but his other compensation (including his base salary, his 2009 bonus and the Time Warner and Company RSUs that he has received or will receive) will not be considered performance-based compensation, because such compensation does not satisfy certain requirements of Section 162(m). In structuring the compensation programs that will apply after the spin-off, the Company and the AOL Committee will consider the requirements and consequences of Section 162(m).

Actions Taken in 2009

Mr. Armstrong was hired and commenced a review of the Company’s strategy, structure and operations at a time when Time Warner was evaluating structural alternatives for the Company, culminating in the ultimate decision to proceed with the separation of the Company from Time Warner, and Mr. Minson was hired in anticipation of the Company’s separation from Time Warner. In addition, in light of the uncertainty with respect to a potential transaction, the Company implemented a new retention program for certain employees, suspended the Annual Incentive Plan and instituted a transition bonus plan, the Global Bonus Plan. The Company also entered into separation agreements with Mr. Falco, Mr. Grant and Ms. Kumar in connection with the termination of their employment with the Company. In addition, outstanding Time Warner equity awards were adjusted in connection with the separation of Time Warner Cable Inc. from Time Warner on March 12, 2009 (the “Cable Separation”), and the one-for-three reverse stock split of Time Warner’s common stock, effective on March 27, 2009 (the “Reverse Stock Split”). Each of these actions is described below.

Employment Agreement with Current Chairman and Chief Executive Officer

General. On March 12, 2009, AOL LLC and Time Warner entered into an employment agreement with Mr. Armstrong, which became effective on April 7, 2009. The agreement, pursuant to which Mr. Armstrong serves as Chairman and Chief Executive Officer of the Company, has an initial term through April 7, 2012, and then continues on a month-to-month basis until either party provides the other party with 60-days’ written notice of termination. Mr. Armstrong’s employment agreement provides for a minimum annual base salary of $1.0 million, a discretionary annual cash bonus with a target amount of $2.0 million and a maximum amount of $4.0 million (except that his 2009 bonus is guaranteed to be at least $1.5 million) and participation in the Company’s savings and welfare benefit plans and perquisite programs, including $50,000 of group life insurance. Mr. Armstrong’s employment agreement also provides for an annual cash payment to him equal to twice the premium he would have to pay to obtain life insurance under the Group Universal Life insurance program made available by the Company in an amount equal to $4.0 million. Further, the employment agreement provides for fringe benefits and perquisites that are generally available to all of the Chief Executive Officers of the Time Warner divisions. The employment agreement will be assigned by AOL LLC and Time Warner to the Company in connection with the spin-off.

Replacement Restricted Stock Units and Stock Options. In order to compensate Mr. Armstrong for the equity-based awards that he forfeited when he ceased employment with Google Inc., Time Warner agreed to provide Mr. Armstrong with Time Warner equity-based awards with an aggregate grant-date value equal to $10 million in each of 2009 and 2010. Accordingly, on April 15, 2009, Mr. Armstrong was awarded 253,037 Time Warner RSUs (all of which will vest on the first anniversary of the grant date) and granted 590,418 Time Warner stock options (which will vest and become exercisable in four equal quarterly installments, to be fully vested and exercisable on the first anniversary of the award date).

Mr. Armstrong’s employment agreement provides that, on the first date in 2010 that Time Warner makes a regular grant of equity-based awards, Mr. Armstrong will receive an award of 269,058 Time Warner RSUs (which will vest 50% on each of the first and second anniversaries of the award date) and a grant of 627,802 Time Warner stock options (which will vest and become exercisable in eight equal quarterly installments, to be fully vested and exercisable on the second anniversary of the grant date), except that the number of the Time Warner RSUs awarded and stock options granted will be reduced if the aggregate grant-date value of such awards and grants would exceed $10.0 million. Conversely, the agreement provides that if their aggregate grant-date value is less than $10.0 million, Mr. Armstrong will receive a lump-sum cash payment from the Company to make up for the shortfall. Mr. Armstrong’s employment agreement provides that, following the spin-off. Time Warner will have no further obligations under the employment agreement.

Spin-Off. Upon the spin-off, all Time Warner equity-based awards that Mr. Armstrong then holds will be converted, with appropriate adjustments, into equity-based awards of the Company under the same terms and conditions (including vesting) as were applicable to his Time Warner equity-based awards immediately prior to the spin-off. In addition, upon the spin-off, Mr. Armstrong will receive an award under the AOL Inc. Stock Incentive Plan of Company RSUs (which will vest on the first anniversary of the spin-off) with an aggregate award-date value equal to 1% of the increase in the value of the Company during the period beginning on April 7, 2009 (which is the date that Mr. Armstrong began to serve as Chairman and Chief Executive Officer of the Company) and ending immediately upon the spin-off. However, the agreement provides that, if Mr. Armstrong remains employed by the Company through the spin-off but ceases to be employed immediately following the spin-off, in lieu of such Company RSUs, Mr. Armstrong will be entitled to receive a lump-sum cash payment equal to the award-date value of the Company RSUs that he would otherwise receive. Furthermore, the agreement provides that, at such time, provided that Mr. Armstrong remains employed by the Company immediately following the spin-off, he will be entitled to receive a grant of Company stock options (which will vest and become exercisable one-third on each of the first, second and third anniversaries of the spin-off) under the AOL Inc. Stock Incentive Plan with an exercise price equal to the Company’s per share fair market value (determined as provided in the employment agreement) and an aggregate exercise price equal to 1.5% of the aggregate value of the Company’s common stock outstanding at the time of the spin-off, subject to a maximum aggregate exercise price of $50.0 million. Mr. Armstrong will not receive the Company stock options described immediately above, or any replacement value for such stock options, if Mr. Armstrong is not employed by the Company immediately following the spin-off.

Termination of Employment by the Company for Cause. In the event that Mr. Armstrong’s employment is terminated by the Company for “cause” (generally defined as Mr. Armstrong’s (i) conviction of, or no contest plea to, a felony, (ii) willful failure or refusal to perform his duties for the Company, (iii) misappropriation, embezzlement or reckless or willful destruction of Company property, (iv) breach of any duty of loyalty to the Company, (v) intentional and improper conduct materially prejudicial to the business of the Company or (vi) violation of the restrictive covenants under his employment agreement), he will receive his base salary through the effective date of termination and any bonus for any prior year that has not been paid as of termination and will also retain any rights pursuant to any insurance and other benefit plans of the Company.

Termination of Employment by Mr. Armstrong due to Material Breach by the Company or Time Warner and Termination of Employment by the Company without Cause. In the event that Mr. Armstrong terminates the term of his employment under his employment agreement due to the Company’s or, prior to the spin-off, Time Warner’s material breach of its obligations under his employment agreement (which includes, but is not limited to, (i) the Company’s violation of Mr. Armstrong’s rights under his employment agreement with respect to authority, title, reporting lines, duties or place of employment, (ii) the Company’s failure to cause any successor to expressly assume the obligations of the Company under Mr. Armstrong’s employment agreement, (iii) a failure by Time Warner to publicly announce, prior to September 13, 2010, its intention to spin off the Company and (iv) Time Warner’s retention of the right to appoint a majority of the Company’s board of directors following a spin-off), or if the Company terminates the term of the employment agreement on or after April 7, 2012 or terminates Mr. Armstrong’s employment without cause upon 60 days’ notice, he will receive the payments and retain the rights described under “—Termination of Employment by the Company for Cause” above, and also will receive the following additional payments and benefits:

Pro Rata Average Annual Bonus. Mr. Armstrong will receive a lump-sum cash payment equal to the pro rata portion of the average of his two largest annual bonus amounts received in the three most recent calendar years through the effective date of termination of his employment (the “Armstrong Average Annual Bonus”). However, if Mr. Armstrong’s employment is terminated prior to receiving any annual bonus, then the Armstrong Average Annual Bonus will equal his target annual bonus.

Cash Severance. Mr. Armstrong will receive a lump-sum cash payment equal to the value of the base salary and annual bonus (based on the Armstrong Average Annual Bonus) he would have received if he had continued to serve as an employee of the Company until the later of the expiration of the employment agreement and the second anniversary of the effective date of his termination (the “Armstrong Severance Term Date”).

Group Benefits Continuation. Between the effective date of his termination and the Armstrong Severance Term Date, Mr. Armstrong will continue to be eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), but will not be eligible to contribute to any retirement plans or receive any additional awards or grants of Time Warner or Company equity-based awards.

Equity Awards. The Time Warner RSUs and stock options described under “—Replacement Restricted Stock Units and Stock Options” above, that Mr. Armstrong then holds, which will be converted into Company RSUs and stock options upon the spin-off, will become immediately vested on the effective date of termination, and such stock options will remain exercisable until the earlier of the date Mr. Armstrong commences employment with another employer, other than with a not-for-profit or governmental entity (the “Armstrong Equity Cessation Date”), and the third anniversary of the date his employment terminates.

The Time Warner RSUs that Mr. Armstrong then holds (other than the Time Warner RSUs described under “—Replacement Restricted Stock Units and Stock Options” above), which will also be converted into Company RSUs upon the spin-off (the “regular RSUs”), will either (i) if Mr. Armstrong is retirement eligible at the time of termination, vest and be settled following termination of employment, or (ii) if he is not yet retirement eligible, be treated at the earlier of the Armstrong Severance Term Date and the Armstrong Equity Cessation Date, in accordance with the terms of the applicable award agreement, but in either case, the Time Warner shares will not be delivered until the next regular vesting date. The Time Warner stock options that Mr. Armstrong then holds (other than the Time Warner stock options described under “—Replacement Restricted Stock Units and Stock Options” above) that would have vested on or before the Armstrong Severance Term Date will vest on the earlier of that date and the Armstrong Equity Cessation Date and will remain exercisable for up to three years, unless Mr. Armstrong is retirement eligible at such date, in which case the terms of the applicable stock option agreement will prevail if they would provide for more favorable treatment.

If the termination of employment occurs after the spin-off, any Company equity-based awards that Mr. Armstrong then holds, other than the Company equity-based awards that resulted from the conversion of Time Warner equity-based awards in connection with the spin-off, as described above, will be treated as determined by the AOL Board, except that any Company RSUs will vest no more than 90 days following the effective date of termination, and any Company stock options will be treated no less favorably than the stock options described in the immediately preceding paragraph would be treated.

Limitations on Payments and Benefits. If Mr. Armstrong accepts full-time employment with any affiliate of the Company following termination of his employment, he will be required to repay the Company a pro rata portion of his cash severance. Mr. Armstrong may elect to reduce the amounts payable to him as a result of termination of employment to the extent such payments would be subject to the excise tax imposed under Section 4999 of the Code and would exceed the “safe harbor” amount under Section 280G of the Code. In addition, certain payments following termination of Mr. Armstrong’s employment may need to be delayed for six months to address the requirements of Section 409A of the Code.

Release of Claims. Receipt of the foregoing payments and benefits is conditioned on Mr. Armstrong’s execution of a release of claims against the Company. If Mr. Armstrong does not execute a release of claims, he will receive a severance payment determined in accordance with the Company’s policies relating to notice and severance, if any such policies exist at the time of termination, and he will receive his base salary through the effective date of his termination and a pro rata portion of the Armstrong Average Annual Bonus.

Disability. If Mr. Armstrong becomes disabled during the term of his employment agreement, he will receive his full base salary for six months and a pro rata bonus for the year in which the disability occurred (which will be calculated based on the Armstrong Average Annual Bonus). Thereafter, he will remain on the Company’s payroll, and the Company will pay him disability benefits equal to the following:

Bonus and Salary Continuation. After the six-month period described immediately above, Mr. Armstrong will have a disability period ending on the later of the expiration of the employment agreement and the date that is 12 months following the end of the six-month period described immediately above and will receive during his disability period an annual amount equal to 75% of his base salary in effect immediately prior to termination of his employment and 75% of the Armstrong Average Annual Bonus. Any such payments will be reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by the Company.

Group Benefits Continuation. During the disability period, Mr. Armstrong will also continue to be eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), but will not be eligible to contribute to any retirement plans or receive any additional grants or awards of Time Warner or Company equity-based awards.

Death. Under Mr. Armstrong’s employment agreement, if he dies during the term of his employment agreement, the employment agreement and all of the Company’s obligations to make any payments under the agreement will terminate, except that his estate or designated beneficiary will receive his base salary until the last day of the month in which his death occurs and a pro rata bonus for the year in which the death occurs (which will be calculated based on the Armstrong Average Annual Bonus).

Restrictive Covenants. Mr. Armstrong’s employment agreement provides that he is subject to restrictive covenants that obligate him not to disclose any of the Company’s confidential matters at any time. During his employment with the Company and during any disability period, Mr. Armstrong is not permitted to compete with the Company by providing services to, serving in any capacity for or owning certain interests in, any person or entity that engages in any line of business that is substantially the same as either (i) any line of business that the Company engages in, conducts or, to his knowledge, has definitive plans to engage in or conduct, and has not ceased to engage in or conduct, or (ii) any operating business that is engaged in or conducted by the Company as to which, to his knowledge, the Company covenants, in writing, not to compete with in connection with the disposition of such business. However, Mr. Armstrong is permitted to retain investments in certain competing entities that were disclosed by Mr. Armstrong prior to entering into the employment agreement. In addition, for one year following termination of his employment for any reason other than death or disability, Mr. Armstrong is not permitted to compete with the Company by providing services to, serving in any capacity for or owning certain interests in, (x) if termination occurs prior to the spin-off, AT&T Corporation, Bertelsmann A.G., CBS Corporation, Comcast Corporation, The Walt Disney Company, General Electric Corporation, Google Inc., Microsoft Corporation, The News Corporation Ltd., Sony Corporation, Viacom Inc. or Yahoo! Inc., or any of their respective affiliates, Internet-service subsidiaries or certain successors, or (y) if termination occurs following the spin-off, Google Inc., Microsoft Corporation, Yahoo! Inc., or their respective affiliates, Internet-service subsidiaries or certain successors, or any other entity that competes substantially with the Company. Further, for one year following termination of his employment for any reason other than death or disability, Mr. Armstrong is not permitted to employ, or cause any entity affiliated with him to employ, any person who was a Company employee at, or within six months prior to, the effective date of such termination, other than Mr. Armstrong’s secretary or executive assistant and any other employee eligible to receive overtime pay.

Employment Agreement with Current Chief Financial Officer

General. On August 24, 2009, AOL LLC entered into an employment agreement with Mr. Minson, which became effective on September 8, 2009. The agreement, pursuant to which Mr. Minson serves as an Executive Vice President and the Chief Financial Officer of the Company, has an initial term through September 7, 2012, and then continues on a month-to-month basis until either party provides the other party with 60-days’ written notice of termination. Mr. Minson’s employment agreement provides for a minimum annual base salary of $750,000, a discretionary annual cash bonus with a target amount equal to 200% of base salary and a maximum amount equal to 300% of base salary (except that his 2009 bonus is guaranteed to be not less than $1.0 million) and participation in the Company’s savings and welfare benefit plans. The employment agreement will be assigned by AOL LLC to the Company in connection with the spin-off.

Make-Whole Payment and Restricted Stock Units. In order to compensate Mr. Minson for the benefits and payments that he forfeited when he ceased employment with his former employer, on September 15, 2009, Mr. Minson received a lump-sum cash payment equal to $675,000 (the “Make-Whole Payment”). If, however, Mr. Minson voluntarily terminates his employment with the Company, other than due to the Company’s “material breach” of its obligations under his employment agreement (described under “—Termination of Employment by Mr. Minson due to Material Breach by the Company and Termination of Employment by the Company without Cause” below) on or prior to September 8, 2010, Mr. Minson must repay the Make-Whole Payment to the Company in full. If Mr. Minson voluntarily terminates his employment with the Company, other than due to the Company’s material breach of its obligations under his employment agreement, after September 8, 2010 but on or prior to September 8, 2011, Mr. Minson must repay 50% of the Make-Whole Payment to the Company.

In order to compensate Mr. Minson for the equity-based awards that he forfeited when he ceased employment with his former employer, as long as Mr. Minson remains employed by the Company on the grant date, the Company will make an award of Company RSUs to Mr. Minson under the AOL Inc. Stock Incentive Plan at the time of the spin-off with a grant-date value equal to $1.0 million (which will vest 50% on each of the first and second anniversaries of the grant date) (the “Make-Whole RSUs”). If, after the spin-off, the Company experiences a change in control, as will be defined by the AOL Board, the Make-Whole RSUs will vest in full and be settled upon the earliest of (i) the first anniversary of the change in control, as long as Mr. Minson remains employed by the Company through such date, (ii) the original vesting date of each portion of the Make-Whole RSUs and (iii) termination of Mr. Minson’s employment by the Company without cause or due to the Company’s material breach of its obligations under his employment agreement. Further, if, prior to a spin-off, all or substantially all the Company’s assets or membership interests are sold to an unaffiliated third-party acquiror, Mr. Minson will receive a lump-sum cash payment equal to $1.0 million at the time of such sale in lieu of the award of the Make-Whole RSUs.

Pre-Spin-Off Long-Term Cash Incentive Awards. If the spin-off does not occur by any March 31 during 2010, 2011 and 2012, provided that Mr. Minson remains employed by the Company through such March 31, Mr. Minson will receive a long-term cash incentive grant with a target value of $1.5 million not later than such March 31 (which will vest in full, subject to the achievement of certain performance goals as will be determined by AOL LLC’s Board of Directors, on the second anniversary of the grant date, provided that Mr. Minson remains continuously employed by the Company through the applicable vesting date). The pre-spin-off long-term cash incentive awards will be made in lieu of the long-term equity-based awards with respect to the Company described under “—Long-Term Equity-Based Awards” below.

Sale of the Company Prior to March 31, 2010. If all or substantially all the Company’s assets or membership interests are sold to an unaffiliated third-party acquiror prior to the spin-off and prior to March 31, 2010, Mr. Minson will receive a lump-sum cash payment, at the time of such sale, equal to $1.5 million, as long as Mr. Minson does not become employed by the acquiror. The cash payment will be in lieu of any long-term equity-based awards and any pre-spin-off long-term incentive cash awards Mr. Minson would otherwise have received pursuant to his employment agreement. However, if Mr. Minson accepts employment with the acquiror in connection with a sale described immediately above, Mr. Minson will receive a long-term incentive grant from the acquiror with a target value of $1.5 million, in a manner mutually agreed to by Mr. Minson and the acquiror.

Long-Term Equity-Based Awards. During Mr. Minson’s term of employment, he will receive annual grants of long-term equity-based awards with respect to the Company under the AOL Inc. Stock Incentive Plan with a grant-date value equal to $1.5 million annually, in a manner determined by the AOL Board (which will vest as determined by the AOL Board consistent with the vesting schedule generally applicable to the annual long-term equity-based awards granted to other senior executives of the Company). However, the value of the first annual long-term equity-based award will be comprised of 60% Company stock options and 40% Company RSUs. Mr. Minson will not receive the long-term equity-based awards described immediately above if Mr. Minson is not employed by the Company through the applicable grant dates. The value of any annual long-term equity-based awards and any pre-spin-off long-term cash incentive awards (based on target value), described under “—Pre-Spin-Off Long-Term Cash Incentive Awards” above, that Mr. Minson’s employment agreement provides that he is entitled to receive prior to September 7, 2012 will equal no less than $4.5 million in the aggregate, provided that the AOL Board is permitted to make one or more combined equity-based grants to Mr. Minson in an earlier year that is intended to cover the annual grants for the current year and one or more later years. In the event that the AOL Board decides to combine some or all of Mr. Minson’s annual long-term equity-based awards, Mr. Minson will not receive another annual award for the year or years covered by the combined grant.

Termination of Employment by the Company for Cause. In the event that Mr. Minson’s employment is terminated by the Company for “cause” (generally defined as Mr. Minson’s (i) conviction of, or no contest plea to, a felony, (ii) willful failure or refusal to perform his duties for the Company, (iii) misappropriation, embezzlement or reckless or willful destruction of Company property, (iv) breach of any duty of loyalty to the Company, (v) intentional and improper conduct materially prejudicial to the business of the Company or (vi) violation of the restrictive covenants under his employment agreement), he will receive his base salary through the effective date of termination and any bonus for any prior year that has not been paid as of termination and will also retain any rights pursuant to any insurance and other benefit plans of the Company.

Termination of Employment by Mr. Minson due to Material Breach by the Company and Termination of Employment by the Company without Cause. In the event that Mr. Minson terminates the term of his employment under his employment agreement due to the Company’s material breach of its obligations under his employment agreement (which means (i) the Company’s violation of Mr. Minson’s rights under his employment agreement with respect to authority, reporting lines, duties or place of employment, (ii) the Company’s violation of Mr. Minson’s rights under his employment agreement with respect to compensation payable to him, (iii) upon the spin-off, the failure of the Company to expressly assume the obligations of AOL LLC under Mr. Minson’s employment agreement or (iv) prior to a spin-off, the sale of all or substantially all the Company’s assets or membership interests to an entity that is not an affiliate of Time Warner), or if the Company terminates the term of the employment agreement on or after September 7, 2012 or terminates Mr. Minson’s employment without cause upon 60 days’ notice, he will receive the payments and retain the rights described under “—Termination of Employment by the Company for Cause” above, and also will receive the following additional payments and benefits:

Pro Rata Target Annual Bonus. Mr. Minson will receive a lump-sum cash payment equal to the pro rata portion of his target annual bonus in effect immediately prior to termination of his employment (which will not be less than 200% of his base salary in effect immediately prior to such termination) through the effective date of termination of his employment.

Cash Severance. Mr. Minson will receive a lump-sum cash payment equal to two times the sum of his base salary in effect immediately prior to termination of his employment and target annual bonus in effect immediately prior to termination of his employment (which will not be less than 200% of his base salary in effect immediately prior to such termination). Further, in the event that Mr. Minson terminates his employment due to the Company’s material breach of its obligations under the employment agreement or if the Company terminates Mr. Minson’s employment without cause, in each case prior to the spin-off, Mr. Minson will receive a lump-sum cash payment equal to $1.0 million, which is in lieu of the award of the Make-Whole RSUs described under “—Make-Whole Payment and Restricted Stock Units” above.

Group Benefits Continuation. Between the effective date of his termination and the second anniversary of the effective date of his termination (the “Minson Severance Term Date”), Mr. Minson will continue to be eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), but will not be eligible to contribute to any retirement plans or receive any additional grants or awards of Company equity-based awards.

Equity Awards. The Company stock options described under “—Long-Term Equity-Based Awards” above, that Mr. Minson then holds, will continue to vest through the Minson Severance Term Date, and such stock options will remain exercisable for the period set forth in the relevant stock option award agreement. The Company RSUs described under “—Long-Term Equity-Based Awards” above, that Mr. Minson then holds, and any Make-Whole RSUs described under “—Make-Whole Payment and Restricted Stock Units” above, that Mr. Minson then holds, which would have vested on or before the Minson Severance Term Date, will become immediately vested on the effective date of termination, and such RSUs will be settled in shares of the Company’s common stock.

Pre-Spin-Off Long-Term Cash Incentive Awards. Mr. Minson will receive a lump-sum cash payment equal to the target value of any pre-spin-off long-term cash incentive awards described under “—Pre-Spin-Off Long-Term Cash Incentive Awards” above, that Mr. Minson holds as of the effective date of such termination.

Limitations on Payments and Benefits. If Mr. Minson accepts full-time employment with any affiliate of the Company prior to the Minson Severance Term Date, he will be required to repay the Company a pro rata portion of the cash severance payment comprised of two times the sum of his base salary and target annual bonus. The amounts payable to Mr. Minson as a result of a termination of employment are subject to reduction to the extent such payments are subject to the excise tax imposed under Section 4999 of the Code, except that those amounts payable will not be reduced if the Company determines that without the reduction, Mr. Minson would receive and retain a greater net after tax portion of those payments. In addition, certain payments following termination of Mr. Minson’s employment may need to be delayed for six months to address the requirements of Section 409A of the Code.

Release of Claims. Receipt of the foregoing payments and benefits is conditioned on Mr. Minson’s execution of a release of claims against the Company. If Mr. Minson does not execute a release of claims, he will receive a severance payment determined in accordance with the Company’s policies relating to notice and severance, if any such policies exist at the time of termination, and he will receive his base salary through the effective date of his termination and a pro rata portion of his target annual bonus.

Disability. If Mr. Minson becomes disabled during the term of his employment agreement, he will receive his full base salary for six months and a pro rata bonus for the year in which the disability occurred (which will be calculated based on Mr. Minson’s target annual bonus). Thereafter, he will remain on the Company’s payroll, and the Company will pay him disability benefits equal to the following:

Bonus and Salary Continuation. After the six-month period described immediately above, Mr. Minson will have a disability period ending on the later of the expiration of the employment agreement and the date that is 12 months following the end of the six-month period described immediately above and will receive during his disability period an annual amount equal to 75% of his base salary in effect immediately prior to termination of his employment and 75% of his target annual bonus in effect immediately prior to termination of his employment. Any such payments will be reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by the Company.

Group Benefits Continuation. During the disability period, Mr. Minson will also continue to be eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), but will not be eligible to contribute to any retirement plans or receive any additional grants or awards of Company equity-based awards.

Further, upon Mr. Minson’s termination of employment due to disability, he also will receive a lump-sum cash payment equal to the target value of any pre-spin-off long-term cash incentive awards described under “—Pre-Spin-Off Long-Term Cash Incentive Awards” above that Mr. Minson holds as of the effective date of such termination.

Death. Under Mr. Minson’s employment agreement, if he dies during the term of his employment agreement, the employment agreement and all of the Company’s obligations to make any payments under the agreement will terminate, except that his estate or designated beneficiary will receive his base salary until the last day of the month in which his death occurs, a pro rata bonus for the year in which the death occurs (which will be calculated based on Mr. Minson’s target annual bonus) and a lump-sum cash payment equal to the target value of any pre-spin-off long-term cash incentive awards described under “—Pre-Spin-Off Long-Term Cash Incentive Awards” above that Mr. Minson holds as of the date of his death.

Restrictive Covenants. Mr. Minson’s employment agreement provides that he is subject to restrictive covenants that obligate him not to disclose any of the Company’s confidential matters at any time. During his employment with the Company and during any disability period, Mr. Minson is not permitted to compete with the Company by providing services to, serving in any capacity for or owning certain interests in, any person or entity that engages in any line of business that is substantially the same as either (i) any line of business that the Company engages in, conducts or, to his knowledge, has definitive plans to engage in or conduct or (ii) any operating business that is engaged in or conducted by the Company as to which, to his knowledge, the Company covenants, in writing, not to compete with in connection with the disposition of such business. In addition, for one year following termination of his employment for any reason other than death or disability, Mr. Minson is not permitted to compete with the Company by providing services to, serving in any capacity for or owning certain interests in, Google Inc., IAC/InterActiveCorp., Microsoft Corporation or Yahoo! Inc., or any of their respective subsidiaries or affiliates, or any successor thereto, or any other pure play Internet company that, during the one-year period preceding the effective date of such termination, derived a majority of its revenues from online advertising. Further, for one year following termination of his employment for any reason other than death or disability, Mr. Minson is not permitted to employ, or cause any entity affiliated with him to employ, any person who was a Company employee at, or within six months prior to, the effective date of such termination, other than Mr. Minson’s secretary or executive assistant and any other employee eligible to receive overtime pay.

Separation Agreement with Former Chairman and Chief Executive Officer

General. In connection with the termination of Mr. Falco’s employment effective as of March 13, 2009, Time Warner and AOL LLC entered into a separation agreement and release of claims with Mr. Falco dated May 13, 2009, which was negotiated and approved within the guidelines established by the TW Committee by Time Warner’s Chief Executive Officer, EVP, Administration and SVP, Global Compensation and Benefits and was also approved by the TW Committee. The separation agreement modifies the severance provisions set forth in Mr. Falco’s employment agreement.

Transition Services. Mr. Falco’s separation agreement states that, from March 13, 2009 through June 1, 2009, he would provide transition services to the Company, including cooperating with the Company in providing for an orderly transition and giving assistance as reasonably requested by the Company or Time Warner.

Cash Severance. The separation agreement provides that Mr. Falco will receive his base salary of $1 million per year on the Company’s normal payroll payment dates through December 31, 2010. In addition, the agreement provides that Mr. Falco will receive annual bonus payments with respect to each of 2009 and 2010 equal to the average of his two largest annual bonus amounts received in the five most recent calendar years (the “Falco Average Annual Bonus”). Mr. Falco’s separation agreement stipulates that the Falco Average Annual Bonus equals $3.25 million. The agreement provides that such annual bonus payments will be made on the Company’s normal bonus payment dates in 2010 and 2011.

Group Benefits Continuation. Mr. Falco is eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), through December 31, 2010, to the extent such plans are maintained by the Company for its executives. As of March 13, 2009, Mr. Falco was not eligible to contribute to, or accrue additional benefits under, any retirement plans of the Company or Time Warner.

Deferred Compensation. Amounts credited to Mr. Falco’s deferred compensation arrangement are payable to him in 10 annual installment payments beginning on April 1, 2010.

Equity Awards. The separation agreement provides that Mr. Falco will not receive any Time Warner equity award grants after March 13, 2009. The Time Warner stock options granted to Mr. Falco on March 2, 2007 will continue to vest through the earlier of December 31, 2010 and the date Mr. Falco commences employment with another employer, other than with a not-for-profit or governmental entity (the “Falco Equity Cessation Date”), and any such stock options that are unvested as of the earlier of such dates will be forfeited as of such date. The Time Warner stock options granted to Mr. Falco on March 7, 2008 fully vested on March 13, 2009. All options that are vested as of the earlier of December 31, 2010 and the Falco Equity Cessation Date will remain exercisable for a period of up to three years following the earlier of such dates.

The Time Warner RSUs that were awarded to Mr. Falco on November 27, 2006, March 7, 2008 and February 20, 2009 fully vested on March 13, 2009, but were not to be released before six months following such vesting date. A pro rata portion (based on the period of time from the award date until the earlier of December 31, 2010 and the Falco Equity Cessation Date) of all other RSU awards will vest on the earlier of December 31, 2010 and the Falco Equity Cessation Date in accordance with the terms of the applicable award agreements, but the Time Warner shares underlying any vested RSUs will not be delivered to Mr. Falco until promptly following the next regular vesting date for such RSUs.

With regard to the PSUs Mr. Falco held on March 13, 2009, following the end of the applicable three-year performance periods, the performance achieved by Time Warner will be determined and the number of shares of Time Warner stock to be delivered to Mr. Falco will be determined in accordance with the terms of the applicable award agreement. However, a pro rata number (based on the period of time from the award date until the earlier of December 31, 2010 and the Falco Equity Cessation Date) of Time Warner shares will be delivered if December 31, 2010 or the Falco Equity Cessation Date occurs prior to the end of the performance period for an award of PSUs.

Limitations on Payments and Benefits. The amounts payable to Mr. Falco as a result of termination of employment are subject to reduction to the extent such payments are subject to the excise tax imposed under Section 4999 of the Code. In addition, certain payments following termination of Mr. Falco’s employment are subject to a six-month delay to address the requirements of Section 409A of the Code.

Release of Claims. Receipt of the foregoing payments and benefits was conditioned on Mr. Falco’s execution of a release of claims against the Company.

Restrictive Covenants. Mr. Falco is subject to restrictive covenants that obligate him not to disclose any of the Company’s confidential matters at any time. Through March 13, 2010, Mr. Falco is not permitted to compete with the Company by providing services to, acting in any capacity for or owning certain interests in, (x) eBay, Inc., MySpace, Interactive Corp., EarthLink, Inc., Google Inc., Microsoft Corporation or Yahoo! Inc. or any of their respective subsidiaries or any successors to the applicable internet service provider, or (y) any internet access, service or portal company or any other company that directly competes with the Company. Further, for one year following termination of his employment, Mr. Falco is not permitted to employ, or cause any entity affiliated with him to employ, any person who was a Company employee at, or within six months prior to, March 13, 2009, other than Mr. Falco’s secretary or executive assistant and any other employee eligible to receive overtime pay.

Separation Agreement with Former President and Chief Operating Officer

General. In connection with the termination of Mr. Grant’s employment effective as of March 13, 2009, AOL LLC entered into a separation agreement and release of claims with Mr. Grant dated May 26, 2009, which was negotiated and approved by Time Warner’s Chief Executive Officer, EVP, Administration and SVP, Global Compensation and Benefits and was also approved by the TW Committee. The separation agreement modifies the severance provisions set forth in Mr. Grant’s employment agreement.

Transition Services. Mr. Grant’s separation agreement states that, from March 13, 2009 through June 1, 2009, he would provide transition services to the Company, including cooperating with the Company in providing for an orderly transition and giving assistance as reasonably requested by the Company or Time Warner. Mr. Grant was paid $200,000 on July 6, 2009 for his transition services.

Cash Severance. Similar to Mr. Falco’s separation agreement, Mr. Grant’s separation agreement provides that Mr. Grant will receive his base salary of $750,000 per year on the Company’s normal payroll payment dates through December 31, 2010. In addition, the agreement provides that Mr. Grant will receive annual bonus payments with respect to each of 2009 and 2010 equal to the average of his two largest annual bonus amounts received in the five most recent calendar years (the “Grant Average Annual Bonus”). Mr. Grant’s separation agreement stipulates that the Grant Average Annual Bonus equals $1,662,500. The agreement provides that such annual bonus payments will be made on the Company’s normal bonus payment dates in 2010 and 2011.

Group Benefits Continuation. Mr. Grant is eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), through December 31, 2010, to the extent such plans are maintained by the Company for its executives. As of March 13, 2009, Mr. Grant was not eligible to contribute to, or accrue additional benefits under, any retirement plans of the Company or Time Warner.

Deferred Compensation. Amounts credited to Mr. Grant’s deferred compensation arrangement are payable to him in 10 annual installment payments beginning on April 1, 2010.

Outplacement. The separation agreement provides that Mr. Grant will receive reimbursement for up to $50,000 in career counseling and outplacement services, which must be used by March 15, 2010.

Equity Awards. The separation agreement provides that Mr. Grant will not receive any Time Warner equity award grants after March 13, 2009. All Time Warner stock options Mr. Grant held on March 13, 2009 will continue to vest through the earlier of December 31, 2010 and the date Mr. Grant commences employment with another employer, other than with a not-for-profit or governmental entity (the “Grant Equity Cessation Date”), and any such stock options that are unvested as of the earlier of such dates will be forfeited as of such date. All Time Warner stock options that were granted to Mr. Grant after November 27, 2006 and prior to February 18, 2009 that would have vested on or before December 31, 2010 will vest on the earlier of December 31, 2010 and the Grant Equity Cessation Date. Mr. Grant’s Time Warner stock options granted prior to November 27, 2006 will remain exercisable for one year following the earlier of December 31, 2010 and the Grant Equity Cessation Date, and Mr. Grant’s Time Warner stock options granted after November 27, 2006 will remain exercisable for three years following the earlier of such dates, in each case to the extent vested as of such earlier date. In addition, all Time Warner stock options that were granted to Mr. Grant on or after February 18, 2009 will fully vest on the earlier of December 31, 2010 and the Grant Equity Cessation Date and will remain exercisable for a period of up to three years following such date.

The Time Warner RSUs that were awarded to Mr. Grant on February 20, 2009 fully vested on March 13, 2009, but were not to be released before six months following such vesting date. A pro rata portion (based on the period of time from the award date until the earlier of December 31, 2010 and the Grant Equity Cessation Date) of all other RSU awards will vest on the earlier of December 31, 2010 and the Grant Equity Cessation Date in accordance with the terms of the applicable award agreements, but the Time Warner shares underlying any vested RSUs will not be delivered to Mr. Grant until promptly following the next regular vesting date for such RSUs.

Limitations on Payments and Benefits. The amounts payable to Mr. Grant as a result of termination of employment are subject to reduction to the extent such payments are subject to the excise tax imposed under Section 4999 of the Code. In addition, certain payments following termination of Mr. Grant’s employment are subject to a six-month delay to address the requirements of Section 409A of the Code.

Release of Claims. Receipt of the foregoing payments and benefits was conditioned on Mr. Grant’s execution of a release of claims against the Company.

Restrictive Covenants. Until the latest of (i) the six-month anniversary of the date of the spin-off, (ii) December 31, 2010 or (iii) the Grant Equity Cessation Date, Mr. Grant is not permitted to compete with the Company by providing services to, acting in any capacity for, or acquiring certain interests in, any of MySpace, Interactive Corp., EarthLink, Inc., Facebook, Google Inc., Microsoft Corporation, or Yahoo! Inc., or any of their respective subsidiaries or any successors to the applicable internet service provider.

Separation Agreement and Release of Claims with Former Chief Financial Officer

General. In connection with the termination of Ms. Kumar’s employment, AOL LLC entered into a separation agreement and release of claims with Ms. Kumar, effective July 1, 2009, which was negotiated and approved by Time Warner’s EVP, Administration and SVP, Global Compensation and Benefits and was also approved by the Current CEO. The separation agreement contained different provisions than those set forth in Ms. Kumar’s employment letter agreement.

Pro Rata 2009 Bonus. The separation agreement provided that Ms. Kumar would receive a cash payment equal to $275,000. This payment, which was made on July 15, 2009, represents the pro rata portion of her annual bonus target ($550,000) through the effective date of her termination of employment.

Cash Severance. The separation agreement provided that Ms. Kumar would receive a lump-sum cash payment equal to $2.2 million, payable in a lump sum within 60 days following the effective date of her termination of employment. This amount was paid to Ms. Kumar on July 15, 2009.

2009 Cash Retention Program. The separation agreement provided that Ms. Kumar would receive a cash payment equal to $220,000. This payment, which was made on July 15, 2009, represents the entire amount for which Ms. Kumar was eligible under the 2009 cash retention program.

Group Benefits Continuation. The separation agreement provided that, if Ms. Kumar elected to enroll in COBRA benefits continuation, the Company would pay for the full cost of continued medical, dental and vision benefit coverage under COBRA for Ms. Kumar and her qualified beneficiaries for 18 months beginning the first day of the calendar month following the termination of her employment.

Equity Awards. Ms. Kumar’s rights under any stock option, RSU and PSU awards will be determined in accordance with the terms and provisions of the relevant equity plans and award agreements. The agreements that govern stock options generally do not provide for any vesting following termination of employment without cause, the agreements that govern RSUs generally provide for the vesting of a pro rata amount (based on the period of time from the award date until the date of termination) of RSUs that were scheduled to vest at the next vesting date, and the agreements that govern PSUs generally provide for payment of a pro rata portion (based on the period of time from the award date until the date of termination) of the number of shares underlying the PSUs that would have vested based on the actual performance level achieved for the full performance period. In addition, to resolve a discrepancy in Ms. Kumar’s May 2007 grant of PSU awards, the Company agreed to provide her with a pro-rata cash payment (based on the period of time from the award date until her termination on July 1, 2009) in March 2010 with respect to a target number of 167 PSUs based on the actual performance achieved for the 2007-2009 performance period and the closing price of Time Warner common stock on March 2, 2010, the vesting date of the PSUs.

Release of Claims. Receipt of the foregoing payments and benefits was conditioned on Ms. Kumar’s execution of a general release of claims.

Restrictive Covenants. Ms. Kumar’s separation agreement provides that, during the six-month period following her termination of employment, she is not permitted to compete with the Company by participating in the ownership of certain interests in, or the control or management of, or be employed by, Yahoo!, Inc., Google Inc., Microsoft Corporation, IAC/InterActive Corp., News Corp., Viacom Inc. or Disney, or their respective affiliates, subsidiaries or successors.

2009 Cash Retention Program

In connection with the decision by Time Warner not to grant equity-based awards to the Company’s employees (other than Mr. Falco and Mr. Grant) in 2009 and due to the uncertainty of the Company’s continued status as a subsidiary of Time Warner, the Company instituted a transitional cash retention program for the benefit of certain Company employees at the director level and above. The purpose of the cash retention program was to provide additional incentive compensation in order to retain the services of these employees during a transition period for the Company, determined by the allocated budget relating to this program.

If, prior to the end of the bonus period, the Company terminates the executive officer’s employment without “cause” (generally defined in the same manner as under the employment letter agreements with Ms. Kumar, Mr. Parker and Ms. Primrose, which is summarized under “—Termination and Severance Packages” above), the executive officer will receive any unpaid bonus under the program in exchange for execution of a separation agreement with the Company that contains, among other obligations, a release of claims against the Company. If, prior to the end of the bonus period and as a result of a “change of control transaction” (defined to include a change in the ownership of the Company such that its financial statements are no longer consolidated with those of Time Warner), the executive officer no longer has a position with the Company, other than due to a termination for cause, then the Company will treat such termination as a termination without cause for purposes of the program.

Ms. Kumar, Mr. Parker and Ms. Primrose were eligible to participate in the 2009 retention program, which is in effect from April 1, 2009 through March 31, 2010. Mr. Parker is eligible for a one-time payment equal to $220,000 and Ms. Primrose is eligible for a one-time payment equal to $190,000, provided that each individual remains a full-time active employee of the Company and maintains a satisfactory performance level during the bonus period. Ms. Kumar received a payment with respect to the cash retention program in connection with her termination of employment, as described under “—Separation Agreement and Release of Claims with Former Chief Financial Officer” above.

Global Bonus Plan

For 2009, in light of the uncertainty with respect to a potential transaction, the Company suspended the Annual Incentive Plan and instituted a transitional bonus plan, the 2009 Global Bonus Plan (the “GBP”). The GBP is a cash-based incentive plan in which the Company’s full-time employees (other than the Company’s Chief Executive Officer) may participate. However, employees eligible to participate in any other Company incentive plan, such as a sales or commission plan, are not eligible to participate in the GBP. The annual target incentive under the GBP is reflected as a percentage of base salary. The target incentive percentage under the GBP, as determined by the Former CEO and the Company’s EVP, HR, was set at approximately 75% of a participant’s target bonus under the 2008 AIP. Accordingly, the target incentive percentage is 75% of base salary for Mr. Parker and 56% of base salary for Ms. Primrose.

The target incentive under the GBP is paid out over two separate bonus periods. The first bonus period, which accounts for 50% of the total target award, ran from January 1, 2009 through June 30, 2009, with a payout on July 15, 2009. The first bonus was paid to employees who performed at a satisfactory level and were still active employees on July 15, 2009. Mr. Parker received $206,250 and Ms. Primrose received $119,000 for the first bonus period under the GBP.

The second bonus period, which accounts for the remaining 50% of the total target award, runs from July 1, 2009 through December 31, 2009, with a payout made by March 15, 2010. Payout for the second bonus period is determined by the Company’s financial and operating performance with a distribution based on individual performance. Within the financial measures, which were chosen to closely align the GBP with the 2008 AIP, the Former CEO, the Former CFO and the Company’s EVP, HR assigned a weighting of 70% to the Company’s Adjusted OIBDA and a weighting of 30% to the Company’s Free Cash Flow, which corresponded to the weighting of these financial measures under the 2008 AIP.

Final funding of the GBP’s second bonus period is at the discretion of the Company’s Chief Executive Officer, with approval from Time Warner (if funding is determined prior to the spin-off), and will be based on achievement of the 2009 Adjusted OIBDA and Free Cash Flow goals. The Company’s Chief Executive Officer has final discretion, with approval from Time Warner (if funding is determined prior to the spin-off), to determine any payout under the GBP for actual performance below threshold or above maximum. The Company’s Chief Executive Officer may also elect not to make any payout if he determines either that business results do not warrant a payout or that the Adjusted OIBDA or Free Cash Flow achievement threshold is not met.

Participants (including the Named Executive Officers) must be actively employed by the Company or another Time Warner division at the time of payout to be eligible to receive a payout. In the event of a participant’s death, the participant’s beneficiaries will receive a pro rata payout based on the number of days the participant spent in a GBP eligible position during the applicable bonus period.

Adjustments to Time Warner Equity Awards in Connection with the Cable Separation and Reverse Stock Split

In connection with the Cable Separation and as provided for in Time Warner’s equity plans, outstanding equity-based awards granted to directors and employees of Time Warner and the Time Warner divisions, including the Named Executive Officers, were adjusted to reflect the impact of the distribution of the shares of Time Warner Cable Inc. previously held by Time Warner as a pro rata dividend to its shareholders. Specifically, the number of stock options, shares of restricted stock, RSUs and target PSUs outstanding at the time of the Cable Separation and the exercise prices of such stock options were adjusted to maintain the fair value of those awards. In addition, the outstanding Time Warner equity awards were also adjusted to reflect the Reverse Stock Split. Except as otherwise specifically noted, throughout this Information Statement, amounts with respect to outstanding Time Warner equity awards and shares of Time Warner common stock are presented on a post-Cable Separation and post-Reverse Stock Split basis.

2010 AOL Inc. Stock Incentive Plan

In connection with the spin-off, the Company will adopt the 2010 AOL Inc. Stock Incentive Plan, an equity incentive plan that will provide for awards with respect to the Company’s common stock.

AOL Inc. Annual Incentive Plan for Executive Officers

In connection with the spin-off, the Company will adopt the AOL Inc. Annual Incentive Plan for Executive Officers, which will provide for the payment of annual bonuses to certain executive officers of the Company that qualify as performance-based compensation under Section 162(m) of the Code.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS 2008, 2007 AND 2006

The following table presents information concerning total compensation paid to each of the Named Executive Officers for their services at the Company for the fiscal years ended December 31, 2008, December 31, 2007 and December 31, 2006. For additional information regarding salary, incentive compensation and other components of the Named Executive Officers’ total compensation, see “—Compensation Discussion and Analysis.”

Name and Principal Position	Year	Salary (1)	Bonus		Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)		Change in Pension Value and Non-qualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
Randy Falco Chairman and Chief Executive Officer	2008 2007 2006	$1,000,000 1,000,000 98,485	$	— 353,800 —	$1,728,539 1,289,781 86,956	$364,736 166,107 —		$2,377,822 4,250,000 —	— — —	$216,505 353,096 7,332,760	$5,687,602 7,412,784 7,518,201

Nisha Kumar Executive Vice President and Chief Financial Officer	2008 2007	$556,250 402,431	$	— 105,000	$320,962 200,414	$184,492 105,656	$	— 721,800	$1,660 11,500	$10,549 11,340	$1,073,913 1,558,141

Ron Grant President and Chief Operating Officer	2008 2007 2006	$750,000 750,000 73,864		— — —	$621,356 382,336 171,928	$268,850 212,225 203,351		$1,220,866 2,200,000 57,304	$2,030 3,230 15,500	$199,645 270,703 4,009	$3,062,747 3,818,494 525,956

Ira Parker Executive Vice President, Business Development, Corporate Secretary and General Counsel	2008 2007 2006	$558,333 445,000 113,750	$	— — 100,000	$250,016 125,867 8,103	$149,955 97,107 12,787	$	— 500,000 148,337	— — —	$129,957 6,514 493	$1,088,261 1,174,488 383,470

Tricia Primrose Executive Vice President, Communications	2008 2007 2006	$428,333 393,022 282,742		— — —	$182,466 101,560 24,984	$109,368 85,763 81,989	$	— 450,000 225,000	$2,620 2,750 —	$6,900 6,766 5,558	$729,687 1,039,861 620,273

(1)	The amounts set forth in the Salary column for Ms. Kumar, Mr. Parker and Ms. Primrose for 2008 include base salary payments of $6,250, $8,333 and $3,333, respectively, made to Ms. Kumar, Mr. Parker and Ms. Primrose in early 2008 to reflect the increase in compensation for Ms. Kumar, Mr. Parker’s promotion to include EVP, Business Development and the increase in his compensation, and the increase in compensation for Ms. Primrose, each effective December 1, 2007.

(2)	The amounts set forth in the Stock Awards column do not reflect compensation actually received by the Named Executive Officers. Instead, the amounts represent the value of RSU and PSU awards recognized by Time Warner for financial statement reporting purposes for the applicable year, as computed in accordance with the accounting guidance for equity-based compensation, disregarding estimates of forfeitures related to service-based vesting conditions. The 2008 compensation costs reflect stock awards granted during and prior to 2008. The fair value of the RSU awards represents the average of the high and low sale prices of the Time Warner common stock on the New York Stock Exchange on the date of grant. The amounts for the PSUs were determined using a Monte Carlo analysis to estimate the total shareholder return ranking of Time Warner among the S&P 500 Index companies on the award date over the performance period. The amounts set forth in the Stock Awards column reflect the Company’s accounting expense for these awards, and do not represent the actual value that may be realized by the Named Executive Officers. Differences in the amounts recognized among the Named Executive Officers are due to differences in the number of outstanding awards granted to each of the Named Executive Officers, including awards granted prior to 2008.

(3)	The amounts set forth in the Option Awards column do not reflect compensation actually received by the Named Executive Officers. Instead, the amounts represent the value of stock option grants recognized by Time Warner for financial statement reporting purposes for the applicable year, as computed in accordance with the accounting guidance for equity-based compensation, disregarding estimates of forfeitures related to service-based vesting conditions. The 2008 compensation costs reflect options granted during and prior to 2008. Differences in the amounts recognized among the Named Executive Officers are due to differences in the number of outstanding awards granted to each of the Named Executive Officers, including awards granted prior to 2008.

The assumptions presented in the table below reflect the weighted-average value of the applicable assumption on a combined basis for retirement-eligible and non-retirement eligible employees and non-employee directors used to value stock options at their grant date.

	Fiscal Year Ended December 31, 2008	Fiscal Year Ended December 31, 2007	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005	Fiscal Year Ended December 31, 2004
Expected volatility	28.5%	22.1%	22.2%	24.4%	34.8%
Expected term to exercise from grant date	5.73 years	5.16 years	4.87 years	4.80 years	3.50 years
Risk-free rate	3.1%	4.4%	4.6%	3.9%	3.1%
Expected dividend yield	1.7%	1.1%	1.1%	0.04%	0%

The actual value, if any, that may be realized by a Named Executive Officer from any option will depend on the extent to which the market value of the Time Warner common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by a Named Executive Officer will be at or near the value estimated above. These amounts should not be used to predict stock performance. None of the stock options was awarded with tandem stock appreciation rights.

(4)	The amount set forth in the Non-Equity Incentive Plan column for Mr. Falco for 2008 includes $2,250,000 as the annual bonus he received pursuant to his employment agreement and $127,822 as his payment pursuant to the Transition Plan. The amount set forth in the Non-Equity Incentive Plan column for Mr. Grant for 2008 includes $1,125,000 as the annual bonus he received pursuant to his employment agreement and $95,866 as his payment pursuant to the Transition Plan. Ms. Kumar, Mr. Parker and Ms. Primrose did not receive bonuses with respect to their participation in the 2008 AIP.

(5)	The amount set forth in the Change in Pension Value and Non-qualified Deferred Compensation Earnings column represents the aggregate annual change in the actuarial present value of Ms. Kumar’s, Mr. Grant’s and Ms. Primrose’s accumulated pension benefits under the Time Warner Pension Plan and the Time Warner Excess Benefit Pension Plan.

(6)	The amounts shown in the All Other Compensation column for 2008 include the following:

(a)	Pursuant to the Time Warner Savings Plan (a defined contribution plan available generally to U.S. employees of Time Warner) for the 2008 plan year, each of the Named Executive Officers deferred a portion of his or her annual compensation. The Company contributed $6,900 to each Named Executive Officer’s account for 2008 as a matching contribution on the amount deferred by each executive officer.

(b)	The amount set forth in this column with respect to Mr. Falco includes $24,000 as a car allowance, $44,158 for his personal use of an aircraft owned (based on fuel, landing, repositioning and catering costs and crew travel expenses) or leased (based on hourly fees) by Time Warner, $4,420 for reimbursement for financial services (which services include tax planning and preparation), $13,344 for reimbursement for premiums under the Company’s Group Universal Life insurance program, $12,571 for reimbursement for club memberships, $7,415 for his personal use of a car service, $69,708 for transition housing and $33,989 for a tax gross-up on his transition housing benefit.

(c)	The amount set forth in this column with respect to Ms. Kumar includes $3,585 for her personal use of a car service and $64 for dining service benefits.

(d)	The amount set forth in this column with respect to Mr. Grant includes $2,592 for reimbursement for premiums under the Company’s Group Universal Life insurance program, $128 for reimbursement for club memberships, $51,987 for his personal use of a car service, $91,732 for transition housing and $46,306 for a tax gross-up on his transition housing benefit.

(e)	The amount set forth in this column with respect to Mr. Parker includes a payment of $120,000 to cover commuting expenses while traveling between Boston, Virginia and New York during the period of April 1, 2008 through March 31, 2009 and reimbursements of $3,057 for his personal use of a car service.

GRANTS OF PLAN-BASED AWARDS DURING 2008

The following table presents information with respect to each award of plan-based compensation to each Named Executive Officer in 2008. All share amounts and exercise prices have been adjusted to reflect the Reverse Stock Split and the impact of the Cable Separation.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (3)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards (4)	Grant Date Fair Value of Stock and Option Awards (5)
Name	Grant Date	Approval Date	Threshold	Target	Maximum	Threshold	Target	Maximum
Mr. Falco	N/A	N/A	—	$3,000,000	$4,500,000
	3/7/2008	1/30/2008				10,807	21,614	43,228				$1,584,790
	3/7/2008	1/30/2008							21,614			$719,132
	3/7/2008	1/30/2008								89,507	$33.27	$805,017

Ms. Kumar	N/A	N/A	—	$550,000	$825,000
	3/7/2008	3/5/2008				3,967	7,934	15,868				$581,740
	3/7/2008	3/5/2008							8,509			$283,108
	3/7/2008	3/5/2008								34,019	$33.27	$305,963

Mr. Grant	N/A	N/A	—	$1,500,000	$2,250,000
	3/7/2008	2/20/2008				5,351	10,701	21,402				$784,623
	3/7/2008	2/20/2008							11,077			$368,550
	3/7/2008	2/20/2008								44,260	$33.27	$398,070

Mr. Parker	N/A	N/A	—	$550,000	$825,000
	3/7/2008	3/5/2008				3,131	6,262	12,524				$459,144
	3/7/2008	3/5/2008							6,717			$223,485
	3/7/2008	3/5/2008								24,664	$33.27	$221,826

Ms. Primrose	N/A	N/A	—	$318,750	$478,125
	3/7/2008	3/5/2008				2,243	4,485	8,970				$328,850
	3/7/2008	3/5/2008							4,810			$160,036
	3/7/2008	3/5/2008								19,231	$33.27	$172,962

(1)	The amounts shown in the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards column for Mr. Falco and Mr. Grant reflect the bonus awards under their employment agreements. The target payout amounts and maximum payout amounts for Mr. Falco and Mr. Grant reflect the target amounts and maximum payout amounts set forth in their employment agreements. There are no threshold payout amounts specified under the annual bonus provisions of Mr. Falco’s and Mr. Grant’s employment agreements. See “—Compensation Discussion and Analysis—Annual Incentive Compensation” above. The bonus payments Mr. Falco and Mr. Grant received in 2008 are disclosed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

The amounts shown in the Estimated Possible Payouts Under Non-Equity Incentive Plan Awards column for Ms. Kumar, Mr. Parker and Ms. Primrose reflect amounts under the 2008 AIP. The target payout amount for each of Ms. Kumar, Mr. Parker and Ms. Primrose reflects the target amount set forth in his or her employment letter agreement and pursuant to the terms of the 2008 AIP. There are no threshold payout amounts specified under the 2008 AIP. The maximum payout under the 2008 AIP is 150% of the bonus target. See “—Compensation Discussion and Analysis—Annual Incentive Compensation” above. As disclosed in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table, Ms. Kumar, Mr. Parker and Ms. Primrose did not receive any non-equity incentive plan payments in 2008.

(2)	Reflects the number of shares of Time Warner common stock that may be earned upon vesting of PSUs awarded in 2008, assuming the achievement of threshold, target and maximum performance levels at the end of the applicable performance period.

(3)	Reflects awards of Time Warner RSUs.

(4)	The exercise price for the grants of Time Warner stock options under the Time Warner Inc. 1999 Stock Plan was determined based on the average of the high and low sale prices of the Time Warner common stock on the New York Stock Exchange on the date of grant, as adjusted to reflect the Reverse Stock Split and the impact of the Cable Separation.

(5)	The grant date fair value of each PSU award was determined assuming the achievement of the maximum level of performance.

Narrative to the Summary Compensation Table and the Grants of Plan-Based Awards Table

In 2008, the grants of options to purchase Time Warner common stock were made under the Time Warner Inc. 1999 Stock Plan, the awards of RSUs were made under the Time Warner Inc. 2003 Stock Incentive Plan and the awards of PSUs were made under the Time Warner Inc. 2006 Stock Incentive Plan. See “—Potential Payments Upon Termination of Employment or Change in Control” for a description of the treatment of the equity awards granted to the Named Executive Officers in connection with a termination of their employment, a change in control of Time Warner or a change in control or spin-off of the Company.

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The stock options granted in 2008 become exercisable, or vest, in installments of 25% per year over a four-year period, assuming continued employment, and expire 10 years from the grant date. The stock options are subject to accelerated vesting upon the occurrence of certain events such as retirement, death or disability. The exercise price of the stock options cannot be less than the fair market value of the Time Warner common stock on the date of grant. In addition, holders of the stock options do not receive dividends or dividend equivalents or have any voting rights with respect to the shares of Time Warner common stock underlying the stock options.

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The awards of RSUs awarded in 2008 vest in equal installments on each of the third and fourth anniversaries of the award date, assuming continued employment and subject to accelerated vesting upon the occurrence of certain events such as retirement, death or disability. Holders of the RSUs are eligible to receive dividend equivalents on unvested RSUs, if and when regular cash dividends are paid on outstanding shares of Time Warner common stock and at the same rate. The awards of RSUs confer no voting rights on holders and are subject to restrictions on transfer and forfeiture prior to vesting.

•

The awards of PSUs awarded in 2008 vest on the third anniversary of the award date, assuming continued employment and the achievement of specified performance criteria. The PSUs have a performance measure of TSR of the Time Warner common stock relative to the TSR for the common stock of the companies in the S&P 500 Index over a three-year period beginning on January 1, 2008. The PSUs awarded in 2008 will be paid out in shares of Time Warner common stock in amounts ranging from 0% to 200% of the target amounts awarded to the holders, based on the performance achieved, with no payout if the relative TSR is below the 25th percentile of the comparison group and payout at 200% of the target amount if the relative TSR is at the 100th percentile of the comparison group. Other than with respect to special dividends or distributions, holders of the PSUs do not receive any dividend equivalent payments to reflect any regular cash dividends on the Time Warner common stock. The PSUs confer no voting rights on holders.

See “—Compensation Discussion and Analysis—Annual Incentive Compensation” above for a description of the material terms of the non-equity incentive plan awards under Mr. Falco’s and Mr. Grant’s employment agreements and under the 2008 AIP.

Agreements with Named Executive Officers

On November 22, 2006, Time Warner and AOL LLC entered into an employment agreement with Mr. Falco, pursuant to which he served as the Company’s Chairman and Chief Executive Officer. Mr. Falco’s employment agreement was amended and restated on March 7, 2008. On November 27, 2006, AOL LLC entered into an employment agreement with Mr. Grant, pursuant to which he served as the Company’s President and Chief Operating Officer. But for Mr. Falco’s and Mr. Grant’s separation from service, their employment agreements would have remained in effect through December 31, 2010, and then would have continued on a month-to-month basis until either party provided the other party with 60-days’ written notice of termination.

The employment agreements with Mr. Falco and Mr. Grant provided for a minimum annual salary of $1.0 million and $750,000, respectively, and eligibility for an annual bonus with a target amount equal to $3.0 million for Mr. Falco and $1.5 million for Mr. Grant. Both employment agreements provided for eligibility to receive grants of Time Warner stock options (subject to approval of the TW Board and provided that the relevant executive officer remained employed by the Company on the date of grant), and participation in any group life insurance, medical, dental, disability or other benefit plan or program of the Company.

Mr. Falco’s and Mr. Grant’s employment agreements provided for annual long term incentive compensation with a target value of approximately $4.5 million and $2.75 million, respectively, consisting of a combination of stock options, RSUs or other equity-based awards, cash-based plans, including the Transition Plan, or other components, as determined by the TW Committee. In addition, the employment agreements with Mr. Falco and Mr. Grant provided for participation in the Company’s savings and welfare benefit plans and perquisite programs, including $50,000 of group life insurance, and an annual cash payment equal to twice the premium the executive officer would have had to pay under the Group Universal Life insurance program made available by the Company to obtain life insurance in an amount equal to $4.0 million for Mr. Falco and $3.0 million for Mr. Grant, regardless of whether the executive officer actually purchased life insurance. During the first year of the employment agreements with Mr. Falco and Mr. Grant, the Company provided both of the executive officers with transition housing in the Dulles, Virginia metropolitan area. The Company also paid Mr. Falco and Mr. Grant monthly automobile allowances of $2,000 during the terms of their respective employment agreements.

Following termination of Mr. Falco’s or Mr. Grant’s employment without “cause” (as summarized under “—Potential Payments Upon Termination of Employment or Change in Control—Termination without Cause—Employment Agreements with Mr. Falco and Mr. Grant” below) or the executive officer’s resignation due to the Company’s “material breach” of the employment agreement (as summarized under “—Potential Payments Upon Termination of Employment or Change in Control—Termination for Material Breach or Good Reason” below), subject to the executive officer executing a release of claims, he would have received a lump-sum cash payment equal to a pro rata portion of the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable. In addition, the executive officer would have received his base salary on the Company’s normal payroll dates through the Falco Severance Term Date or the Grant Severance Term Date (as defined under “—Potential Payments Upon Termination of Employment or Change in Control—Termination without Cause—Employment Agreements with Mr. Falco and Mr. Grant” below), as applicable, and a lump-sum payment in each calendar year during such period equal to the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable. Mr. Falco and Mr. Grant would have been eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), through the Falco Severance Term Date or the Grant Severance Term Date, as applicable, to the extent such plans were maintained by the Company for its executives. Finally, the vesting of certain equity awards held by Mr. Falco and Mr. Grant would have accelerated at the time of termination (as summarized under “—Potential Payments Upon Termination of Employment or Change in Control—Termination without Cause—Employment Agreements with Mr. Falco and Mr. Grant—Equity Awards” below).

On January 9, 2008, AOL LLC entered into an employment letter agreement with Ms. Kumar, pursuant to which Ms. Kumar served as the Company’s Chief Financial Officer. Ms. Kumar’s employment letter agreement was effective as of December 1, 2007 and superseded any prior agreements or offer letters with Time Warner. The employment letter agreement with Ms. Kumar had an initial term through November 30, 2010, and then would have continued on a month-to-month basis following the end of the initial term until either party provided the other party with 30-days’ written notice of termination.

The employment letter agreement with Ms. Kumar provided for a minimum base salary of $550,000, and participation in a Company discretionary annual bonus plan with a target amount of 100% of her base salary.

Ms. Kumar’s employment letter agreement provided for eligibility to receive grants of Time Warner stock options and awards of RSUs (subject to approval of the TW Board and provided that Ms. Kumar remained employed by the Company on the date of grant or award and her performance remained satisfactory), and participation in any group life insurance, medical, dental, disability or other benefit plan or program of the Company.

Ms. Kumar’s employment letter agreement provided that, following termination of Ms. Kumar’s employment without “cause” (as defined under her employment letter agreement, which is summarized under “—Compensation Discussion and Analysis—Termination and Severance Packages” above) or her resignation for “good reason” (as summarized under “—Potential Payments Upon Termination of Employment or Change in Control—Termination for Material Breach or Good Reason” below), she would have received a lump-sum payment equal to 18 months of her current base salary and a pro rata amount of her bonus for the year of termination, payable at the target level. In addition, the Company would have paid the cost of medical, dental and vision benefit coverage under COBRA for 12 months. These payments and benefits would have been subject to Ms. Kumar’s execution of a release of claims against the Company.

On January 7, 2008 and December 7, 2007, AOL LLC entered into an employment letter agreement with each of Mr. Parker and Ms. Primrose, respectively. The employment letter agreement with Mr. Parker, pursuant to which he serves as EVP, Business Development, Corporate Secretary and General Counsel of the Company, became effective as of December 1, 2007 and superseded his offer letter dated September 25, 2006. The employment letter agreement with Ms. Primrose, pursuant to which she serves as EVP, Corporate Communications of the Company, became effective as of December 1, 2007 and superseded her offer letter dated February 4, 2005. The employment letter agreements with Mr. Parker and Ms. Primrose each have an initial term through November 30, 2010. Both of the employment letter agreements continue on a month-to-month basis following the end of the relevant initial term until either party provides the other party with 30-days’ written notice of termination.

The employment letter agreements with Mr. Parker and Ms. Primrose provide for a minimum annual salary of $550,000 and $425,000, respectively, and participation in a Company discretionary annual cash bonus plan with a target amount equal to 100% of base salary for Mr. Parker and 75% of base salary for Ms. Primrose. Both of the employment letter agreements provide for eligibility to receive grants of Time Warner stock options and awards of RSUs (subject to approval of the TW Board and provided that the relevant executive officer remains employed by the Company on the date of grant or award and his or her performance remains satisfactory), and participation in any group life insurance, medical, dental, disability or other benefit plan or program of the Company.

The employment letter agreement with Mr. Parker provides for a payment in the amount of $120,000, which was paid on April 15, 2008, to cover commuting expenses while traveling between Boston, Virginia and New York during the period of April 1, 2008 through March 31, 2009 in lieu of requiring Mr. Parker to relocate in anticipation of a potential transaction. During 2009, Mr. Parker received two $60,000 payments to cover commuting expenses during the period of April 1, 2009 through March 31, 2010. If Mr. Parker voluntarily resigns on or prior to April 1, 2010, he will be required to repay the Company a pro rata amount of the second $60,000 payment, at the rate of $10,000 for each month that remains from his termination date until April 1, 2010.

Following termination of Mr. Parker’s or Ms. Primrose’s employment without “cause” (as defined under their employment letter agreements, which is summarized under “—Compensation Discussion and Analysis—Termination and Severance Packages” above), the executive officer will receive a lump-sum payment equal to 18 months of his or her current base salary and a pro rata amount of his or her bonus for the year of termination, payable at the target level. In addition, the Company will pay the cost of medical, dental and vision benefit coverage under COBRA for 12 months. These payments and benefits are subject to the relevant executive officer’s execution of a release of claims against the Company.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

All shares reflected below are shares of Time Warner common stock, and all share amounts and exercise prices below have been adjusted to reflect the Reverse Stock Split and the impact of the Cable Separation. The market or payout value of shares, units or other rights was calculated using the New York Stock Exchange Composite Tape closing price of $10.06 per share of Time Warner common stock on December 31, 2008, which does not reflect an adjustment for the Reverse Stock Split or the impact of the Cable Separation.

	Option Awards(1)					Stock Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Randy Falco						121,412	$2,723,272	37,802	$847,899
	3/2/2007	17,702	53,106	$44.53	3/1/2017
	3/7/2008	—	89,507	$33.27	3/6/2018
Nisha Kumar						20,814	$466,858	11,211	$251,463
	9/24/2001	8,969	—	$71.81	9/24/2011
	2/15/2002	1,794	—	$59.43	2/14/2012
	2/14/2003	4,933	—	$23.01	2/13/2013
	2/13/2004	4,933	—	$38.53	2/12/2014
	2/18/2005	3,534	1,175	$40.07	2/17/2015
	3/3/2006	5,830	5,830	$38.80	3/2/2016
	3/2/2007	1,911	5,731	$44.53	3/1/2017
	5/1/2007	5,377	16,130	$45.98	4/30/2017
	3/7/2008	—	34,019	$33.27	3/6/2018
Ron Grant						42,217	$946,927	18,805	$421,796
	8/19/1999	22,422	—	$106.91	8/19/2009
	9/1/2000	78,476	—	$127.96	9/1/2010
	1/18/2001	100,897	—	$109.18	1/18/2011
	2/15/2002	44,844	—	$59.43	2/14/2012
	2/14/2003	33,633	—	$23.01	2/13/2013
	2/13/2004	17,938	—	$38.53	2/12/2014
	2/18/2005	16,482	5,492	$40.07	2/17/2005
	3/3/2006	13,118	13,116	$38.80	3/2/2016
	3/2/2007	8,851	26,552	$44.53	3/1/2017
	3/7/2008	—	44,260	$33.27	3/6/2018
Ira Parker						14,935	$334,992	9,744	$218,558
	10/16/2006	11,212	11,210	$42.75	10/15/2016
	3/2/2007	3,804	11,412	$44.53	3/1/2017
	3/7/2008	—	24,664	$33.27	3/6/2018
Tricia Primrose						9,613	$215,620	7,967	$178,700
	11/1/1999	44,844	—	$149.21	11/1/2009
	9/1/2000	22,422	—	$127.96	9/1/2010
	1/18/2001	22,422	—	$109.18	1/18/2011
	6/1/2001	822	—	$117.72	6/1/2011
	2/15/2002	17,938	—	$59.43	2/14/2012
	2/14/2003	11,660	—	$23.01	2/13/2013
	2/13/2004	10,763	—	$38.53	2/12/2014
	2/18/2005	6,123	2,039	$40.07	2/17/2015
	3/3/2006	4,486	4,483	$38.80	3/2/2016
	3/2/2007	3,804	11,412	$44.53	3/1/2017
	3/7/2008	—	19,231	$33.27	3/6/2018

(1)	The dates of grant of each Named Executive Officer’s Time Warner stock options outstanding as of December 31, 2008 are set forth in the table, and the vesting dates for each award can be determined based on the vesting schedules described in this footnote. The grants of stock options become exercisable in installments of 25% on each of the first four anniversaries of the grant date, assuming continued employment and subject to accelerated vesting upon the occurrence of certain events.

(2)	This column presents the number of shares of Time Warner common stock represented by unvested RSU awards at December 31, 2008. The awards of RSUs vest equally on each of the third and fourth anniversaries of the award date. The vesting schedules for the awards of RSUs assume continued employment and are subject to acceleration upon the occurrence of certain events. The vesting dates for these unvested RSU awards are as follows:

Name	Number of Shares or Units of Stock That Have Not Vested	Date of Award	Vesting Dates
Randy Falco	82,399	11/27/2006	11/27/2009 and 11/27/2010
	17,399	3/2/2007	3/2/2010 and 3/2/2011
	21,614	3/7/2008	3/7/2011 and 3/7/2012

Nisha Kumar	617	2/18/2005	2/18/2009
	2,720	3/3/2006	3/3/2009 and 3/3/2010
	3,751	3/2/2007	3/2/2010 and 3/2/2011
	5,217	5/1/2007	5/1/2010 and 5/1/2011
	8,509	3/7/2008	3/7/2011 and 3/7/2012

Ron Grant	2,877	2/18/2005	2/18/2009
	19,573	3/3/2006	3/3/2009 and 3/3/2010
	8,690	3/2/2007	3/2/2010 and 3/2/2011
	11,077	3/7/2008	3/7/2011 and 3/7/2012

Ira Parker	4,484	11/1/2006	11/1/2009 and 11/1/2010
	3,734	3/2/2007	3/2/2010 and 3/2/2011
	6,717	3/7/2008	3/7/2011 and 3/7/2012

Tricia Primrose	1,069	2/18/2005	2/18/2009
	3,734	3/2/2007	3/2/2010 and 3/2/2011
	4,810	3/7/2008	3/7/2011 and 3/7/2012

(3)	This column presents the number of shares of Time Warner common stock that would be issued upon the vesting of PSUs if the performance period had ended on December 31, 2008 and the target performance level had been achieved. Time Warner’s actual performance as of December 31, 2008 was above threshold but below the target performance level. The vesting dates for these unvested PSU awards are as follows:

Name	Number of Performance Stock Units That Have Not Vested	Date of Award	Performance Period	Vesting Dates
Randy Falco	16,188	3/2/2007	1/1/2007 to 12/31/2009	3/2/2010
	21,614	3/7/2008	1/1/2008 to 12/31/2010	3/7/2011

Nisha Kumar	3,277	5/1/2007	1/1/2007 to 12/31/2009	3/2/2010
	7,934	3/7/2008	1/1/2008 to 12/31/2010	3/7/2011

Ron Grant	8,104	3/2/2007	1/1/2007 to 12/31/2009	3/2/2010
	10,701	3/7/2008	1/1/2008 to 12/31/2010	3/7/2011

Ira Parker	3,482	3/2/2007	1/1/2007 to 12/31/2009	3/2/2010
	6,262	3/7/2008	1/1/2008 to 12/31/2010	3/7/2011

Tricia Primrose	3,482	3/2/2007	1/1/2007 to 12/31/2009	3/2/2010
	4,485	3/7/2008	1/1/2008 to 12/31/2010	3/7/2011

OPTION EXERCISES AND STOCK VESTED DURING 2008

The following table sets forth as to each of the Named Executive Officers information regarding exercises of stock options and the vesting of RSU awards during 2008, including: (i) the number of shares of Time Warner common stock underlying stock options exercised in 2008, (ii) the aggregate dollar value realized upon exercise of such options, (iii) the number of shares of Time Warner common stock received from the vesting of awards of RSUs during 2008 and (iv) the aggregate dollar value realized upon such vesting on February 18, 2008, which is the vesting date of the RSU awards reflected in the table. No PSUs held by the Named Executive Officers vested during 2008.

Each number of shares acquired on vesting reflected in the following table has been adjusted to reflect the Reverse Stock Split.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting(2)	Value Realized on Vesting(3)
Randy Falco	—	—	—	—
Nisha Kumar	—	—	458	$22,825
Ron Grant	25,695	$265,121	2,138	$106,506
Ira Parker	—	—	—	—
Tricia Primrose	—	—	794	$39,558
(1)	The value realized upon exercise was calculated based on the difference between the exercise price of the stock options and the sale price of the underlying shares of Time Warner common stock that were sold. The sale price of the shares of Time Warner common stock received upon exercise of Mr. Grant’s stock options on August 22, 2008 was $35.41 per share.

(2)

The RSU awards that vested on February 18, 2008 reflect the vesting of the first 50% installment of the RSUs awarded on February 18, 2005 to Ms. Kumar, Mr. Grant and Ms. Primrose. The RSUs vest equally on each of the third and fourth anniversaries of the award date, subject to acceleration upon the occurrence of certain events, such as death or disability. The payment of tax withholdings due upon vesting of the RSUs generally may be made in cash or by having full shares of Time Warner common stock withheld from the number of shares delivered to the individual. As a result of shares being withheld for the payment of taxes, the actual number of shares delivered to Ms. Kumar was 282 shares, the actual number of shares delivered to Mr. Grant was 1,135 shares and the actual number of shares delivered to Ms. Primrose was 489 shares. Each of the Named Executive Officers is eligible to receive dividend equivalents on unvested RSUs, if and when regular cash dividends are paid on outstanding shares of Time Warner common stock and at the same rate. The awards of RSUs confer no voting rights on holders and are subject to restrictions on transfer and forfeiture prior to vesting.

(3)	With respect to RSU awards, the value realized on vesting was calculated using $16.60 per share with respect to the February 18, 2008 vesting date, which is based on an average of: (i) the average of the high and low sale prices of Time Warner common stock on the New York Stock Exchange on February 15, 2008 (the trading day immediately preceding the vesting date) ($16.51); and (ii) the average of the high and low sale prices of Time Warner common stock on the New York Stock Exchange on February 19, 2008 (the trading day immediately following the vesting date) ($16.68). These per share values do not reflect an adjustment for the Reverse Stock Split.

PENSION BENEFITS FOR FISCAL YEAR 2008

Eligibility Requirements and Benefits Under the Pension Plans

The Time Warner Employees’ Pension Plan, as amended (the “Old Pension Plan”), which provides benefits to eligible employees of Time Warner and certain of its subsidiaries, was amended effective as of January 1, 2000, as described below, and was assumed by Time Warner in connection with the January 2001 merger of America Online, Inc. (now known as AOL LLC) and the former Time Warner Inc. (now known as Historic TW Inc.) and has since been renamed the Time Warner Pension Plan (the “2000 Amended Pension Plan”). The 2000 Amended Pension Plan was further amended, effective July 1, 2008 (the “2008 Amended Pension Plan” and, together with the Old Pension Plan and the 2000 Amended Pension Plan, the “Pension Plans”). Company employees do not participate in the Time Warner Pension Plans.

Ms. Kumar, Mr. Grant and Ms. Primrose are the only Named Executive Officers who participate in the Pension Plans. Ms. Kumar, Mr. Grant and Ms. Primrose participated in the 2000 Amended Pension Plan while employed at Time Warner. Other than vesting credits, the executive officers did not accrue any new benefits under the 2000 Amended Pension Plan after they became employed by the Company. Ms. Kumar, Mr. Grant and Ms. Primrose are currently vested in their pension benefits based on their service at the Company and Time Warner. Ms. Kumar and Mr. Grant are treated as vested terminated employees and, upon the spin-off of the Company, Ms. Primrose will also be treated as a vested terminated employee under the Pension Plans.

The table below summarizes the formula for benefits payable following normal retirement and early retirement under the 2000 Amended Pension Plan:

2000 Amended Pension Plan
Normal Retirement Age	Amounts accrued payable generally at age 65 with five years of service.

Vesting	Eligible employees of Time Warner and its subsidiaries become vested in all benefits under the Pension Plans on the earlier of five years of service or certain other events.

Formula for Benefits Payable at Normal Retirement Age	Benefits earned by a participant before July 1, 2008 are calculated based on a formula that expresses the participant’s benefits as a lifetime monthly annuity. The monthly annuity would be equal to the sum of: (i) 1.25% of the participant’s “average annual compensation” up to his or her applicable average Social Security wage base and (ii) 1.67% of the participant’s “average annual compensation” above such average Social Security wage base, multiplied by his or her years of benefit service up to 30 years, and divided by 12.

Calculation of “Average Annual Compensation”	Defined as the highest average annual compensation for any five consecutive full calendar years of employment, which includes regular salary, overtime and shift differential payments and non-deferred bonuses paid according to a regular program.

Early Retirement	Employees of Time Warner who are at least age 62 with at least 10 years of service may elect early retirement and receive the full amount of their annual pension (calculated as described above).

Eligibility Requirements and Benefits Under the Excess Benefit Plan

Federal law limits both the amount of compensation that is eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the Pension Plans. However, as permitted by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Time Warner has adopted the Time Warner Excess Benefit Pension Plan (the “Excess Benefit Plan”). The Excess Benefit Plan provides for payments by Time Warner of certain amounts that eligible employees of Time Warner would have received under the Pension Plans if eligible compensation (including deferred bonuses) were limited to $250,000 in 1994 increased 5% per year thereafter, to a maximum of $350,000 and there were no payment restrictions. Ms. Kumar, Mr. Grant and Ms. Primrose participate in both the 2000 Amended Pension Plan and the Excess Benefit Plan. The formula used to calculate the participant’s benefit under the 2000 Amended Pension Plan will also apply to the Excess Benefit Plan.

Form of Benefit Payment

Distribution of Ms. Kumar’s, Mr. Grant’s and Ms. Primrose’s pension benefits is governed by the terms of the 2000 Amended Pension Plan. The benefits under the Pension Plans are payable as (i) a single life annuity, (ii) a 50%, 75% or 100% joint and survivor annuity, (iii) a life annuity that is guaranteed for 10 years or (iv) a lump sum, provided that spousal consent is required with respect to the election of payment forms under (i), (iii) and (iv). The participant may elect the form of benefit payment at the time of retirement. In the case of a single life annuity, the amount of the annuity is based on the formulas described above for the Pension Plans. In the case of a joint and survivor annuity, the amount of the annuity is based on the single life annuity amount but is reduced to take into account (i) the ages of the participant and the beneficiary at the time the annuity payments begin and (ii) the percentage of the monthly benefit that the beneficiary would receive as elected by the participant. In the case of a life annuity that is guaranteed for 10 years, the amount of the annuity is based on the single life annuity amount but is reduced to take into account the 10-year guaranteed period.

The benefits under the Excess Benefit Plan are payable only as a lump sum, unless the participant has elected to receive monthly installments over 10 years by the applicable deadline. Effective May 1, 2008, any distribution from the Excess Benefit Plan will be paid generally the first of the month following six calendar months after the participant separates from service, subject to the requirements of Section 409A of the Code.

Pension Benefits Table

Set forth in the table below is Ms. Kumar’s, Mr. Grant’s and Ms. Primrose’s years of credited service and the present value of the accumulated benefits of each such officer under the 2000 Amended Pension Plan and the Excess Pension Plan, in each case, computed as of December 31, 2008, which is the same pension plan measurement date used for financial statement reporting purposes with respect to Time Warner’s audited financial statements for the year ended December 31, 2008.

Name	Plan Name	Number of Years of Credited Service(1)	Present Value of Accumulated Benefit	Payments During 2008
Ms. Kumar	Time Warner Pension Plan	4.4167	$ 32,720	—
	Time Warner Excess Benefit Pension Plan	4.4167	$ 24,560	—

Mr. Grant	Time Warner Pension Plan	3.9167	$35,790	—
	Time Warner Excess Benefit Pension Plan	3.9167	$27,120	—

Ms. Primrose	Time Warner Pension Plan	4.1667	$43,380	—
	Time Warner Excess Benefit Pension Plan	4.1667	$34,180	—

(1)	Consists of the number of years of service for benefit accrual purposes credited to Ms. Kumar, Mr. Grant and Ms. Primrose as of December 31, 2008 for the purpose of determining benefit service under the applicable pension plan.

Present Value Calculation

The present values of accumulated benefits reflected in the table above were calculated based on the terms of the Pension Plans and Excess Benefit Plan in effect on December 31, 2008. The present values also reflect the assumptions that (i) the benefits under the Pension Plans and Excess Benefit Plan will be payable at the earliest retirement age at which unreduced benefits are payable (which, for Ms. Kumar, Mr. Grant and Ms. Primrose, is at age 65), (ii) the benefits are payable as a lump sum, (iii) the maximum annual covered compensation is $350,000 and (iv) no joint and survivor annuity will be payable (which would, on an actuarial basis, reduce benefits to Ms. Kumar, Mr. Grant and Ms. Primrose but provide benefits to a surviving beneficiary). Amounts calculated under the pension formula that exceed ERISA limits, which will be paid under the Excess Benefit Plan, are included in the present values shown in the table above. The present values of accumulated benefits under the Pension Plans and the Excess Benefit Plan were calculated using a 6.09% discount rate, a 6.09% lump-sum rate and the RP-2000 Mortality Table. The foregoing assumptions are consistent with the assumptions used for calculating Time Warner’s benefit obligations for financial reporting purposes as of December 31, 2008. The lump-sum rate is updated annually in accordance with the provisions under the Pension Plans and the Excess Benefit Plan.

NON-QUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2008

Set forth in the table below is information about: (i) the contributions and earnings, if any, credited to the accounts maintained by certain Named Executive Officers under non-qualified deferred compensation arrangements, (ii) any withdrawals or distributions from the accounts during 2008 and (iii) the account balances on December 31, 2008.

Name	Deferred Compensation Arrangement	Executive Contributions in 2008(1)	Registrant Contributions in 2008	Aggregate Earnings (Loss) in 2008(1)	Aggregate Withdrawals/ Distributions(2)	Aggregate Balance at December 31, 2008
Mr. Falco	Deferral Arrangement under Mr. Falco’s Employment Agreement(3)	—	—	$(1,912,308)	—	$5,796,731
Ms. Kumar	Time Warner Inc. Deferred Compensation Plan	—	—	$(11,388)	—	$17,022
Ms. Primrose	Time Warner Inc. Deferred Compensation Plan	—	—	$1,384	$(110,877)	—

(1)	None of the amounts reported in these columns is required to be reported as compensation in the Summary Compensation Table for Fiscal Year 2008 because Time Warner does not pay above-market interest rates on deferred compensation. No Named Executive Officer elected to defer any portion of his or her 2008 compensation.

(2)	Reflects an in-service distribution pursuant to a deferral election Ms. Primrose made on June 30, 2003.

(3)	Mr. Falco’s employment agreement provides for the establishment of a deferred compensation arrangement on his behalf and the credit of $7,325,000 to the arrangement on the effective date of his employment agreement. The amount credited to the arrangement would increase and decrease for gains, losses and earnings based on crediting elections made by Mr. Falco from choices that are consistent with those available for amounts deferred under the Time Warner Inc. Deferred Compensation Plan. No further amounts would be deferred pursuant to or in connection with the deferral arrangement.

If, prior to December 31, 2010, (i) the Company terminated Mr. Falco’s employment other than for cause (as described under “—Potential Payments Upon Termination of Employment or Change in Control—Termination without Cause—Employment Agreements with Mr. Falco and Mr. Grant” below), (ii) Mr. Falco terminated his employment due to the Company’s material breach of his employment agreement (as described under “—Potential Payments Upon Termination of Employment or Change in Control — Termination for Material Breach or Good Reason” below) or (iii) Mr. Falco’s employment terminated due to death (as described under “—Potential Payments Upon Termination of Employment or Change in Control — Death” below) or disability (as described under “—Potential Payments Upon Termination of Employment or Change in Control — Disability” below), the amounts credited to the deferral arrangement would be payable to Mr. Falco in 10 annual installment payments beginning on April 1 of the year after his termination. Mr. Falco would forfeit his rights to the amounts credited to the deferral arrangement if he voluntarily resigned (other than a termination on account of his death or disability or due to the Company’s material breach of his employment agreement) or if his employment was terminated by the Company for cause prior to December 31, 2010. If Mr. Falco’s employment did not terminate prior to December 31, 2010, the amounts credited to the deferral arrangement would have been payable to Mr. Falco in 10 annual installments beginning on April 1 of the year after his termination for any reason. Pursuant to the separation agreement with Mr. Falco (as described under “—Compensation Discussion and Analysis—Actions Taken in 2009—Separation Agreement with Former Chairman and Chief Executive Officer”), the amounts credited to Mr. Falco’s deferral arrangement are payable to him in 10 annual installment payments beginning on April 1, 2010.

Time Warner Inc. Deferred Compensation Plan

The Time Warner Inc. Deferred Compensation Plan (the “TW Deferred Compensation Plan”) generally permits employees of Time Warner and participating subsidiaries, including the Company, whose annual cash compensation exceeds certain dollar thresholds to defer receipt of all or a portion of their annual bonus until a specified future date. A participant may choose to defer either a percentage (in multiples of 10%) or a specific dollar amount (in whole dollars) of the annual bonus, provided that the amount to be deferred is at least $5,000. During the deferral period, the participant selects a crediting rate or rates to be applied to the deferred amount from the asset allocation options and core options that are offered as investment vehicles under the Time Warner Savings Plan. Investment crediting rates are the performance rates the participant would earn if the deferred funds were actually invested in one of the third-party investment vehicles. Deferred amounts are credited with earnings or losses based on the performance of the applicable investment crediting rates. The participant may change his or her crediting rate selection once during any fiscal quarter through a third-party administrator’s website or by phone.

A participant may choose to receive either (i) an “in-service distribution” in the form of a lump sum during a specified calendar year that is at least three years from the year the deferred compensation would have been payable or (ii) a “termination distribution” (subject to the restrictions of Section 409A of the Code), in the form of a lump sum or two to 10 annual installments commencing in the year following the participant’s termination of employment with the Company.

An in-service distribution may be re-deferred to a later in-service distribution year or to a termination distribution, subject to plan limits on such re-deferrals and timing restrictions on electing them. A participant may elect an early withdrawal, subject to a 10% penalty, only with respect to deferred amounts that are not subject to the restrictions of Section 409A of the Code.

With respect to payments not subject to Section 409A, “termination” refers to the last day of the period during which a former employee is entitled to receive post-termination severance payments. With respect to payments subject to Section 409A, “termination” refers to an employee’s separation from service with the Company. Any payments upon termination of employment other than in cases of death or disability that are not subject to Section 409A, shall, unless the participant has elected otherwise, be distributed in 10 annual installments beginning as soon as practicable on or after April 1 of the year following such termination, unless the amount is less than $50,000, in which case the amount will be paid in a lump sum. Any payments upon such termination that are subject to Section 409A, shall, unless the participant has elected otherwise, be distributed in 10 annual installments beginning as soon as practicable on or after April 1 of the year following such termination, unless the amount (together with any amounts deferred under any other non-qualified compensation plan that is aggregated with the TW Deferred Compensation Plan) is not greater than the applicable dollar limit provided in Section 402(g)(1)(B) of the Code ($16,500 in 2009), in which case the amount will be paid in a lump sum. In the event of the disability of a participant, payments commence in April following the year the disability occurred and will be made on the same payment schedules as those described above regarding payments upon termination, except that any installment payments will be made over a period of five years instead of 10. In the event of the death of a participant, payments in the form of a lump sum will be made to the participant’s named beneficiary or estate as soon as practicable following receipt by Time Warner of proof of death.

In 2008, Ms. Primrose received an in-service distribution equal to $110,877 pursuant to a deferral election she made on June 30, 2003.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL

The following summaries and tables describe and quantify the estimated dollar value of potential additional payments and other benefits that would be provided to the Company’s Named Executive Officers (or, in the case of death, to their respective estates or beneficiaries) under the executive officers’ respective employment agreements, employment letter agreements, retention agreements and equity agreements and the Company’s compensation plans following a termination of their employment or a change in control of Time Warner or the Company, in each case, assumed to have occurred on December 31, 2008.

The calculations exclude payments and benefits to the extent they do not discriminate in scope, terms or operation in favor of the Company’s Named Executive Officers and are available generally to all salaried employees of the Company, including any (i) accrued vacation pay, (ii) balances under the Time Warner Savings Plan and (iii) medical and other group insurance coverage following disability. The calculations also exclude Ms. Kumar’s, Mr. Grant’s and Ms. Primrose’s accrued benefits under the Pension Plans, which are provided in the Pension Benefits Table above, and Mr. Falco’s deferred compensation arrangement, which is provided in the Non-Qualified Deferred Compensation For Fiscal Year 2008 Table above.

Certain payments following a termination of employment without cause are subject to suspension of payment for six months following separation from service if required under Section 409A of the Code. In addition, receipt of the payments and benefits upon a termination without cause is conditioned on the executive officer’s execution of a release of claims against the Company. If the executive officer does not execute a release of claims, he or she would not receive a severance payment.

Termination for Cause. With respect to Mr. Falco and Mr. Grant, in the event that the executive officer’s employment was terminated by the Company for “cause” (generally defined as the executive officer’s (i) conviction of, or no contest plea to, a felony, (ii) willful failure or refusal to perform his material duties for the Company, (iii) willful misappropriation, embezzlement or reckless or willful destruction of Company property, (iv) willful and material breach of any duty of loyalty to the Company, (v) intentional and improper conduct materially prejudicial to the business of the Company or (vi) willful and material violation of the restrictive covenants under his employment agreement), the executive officer would have (a) received his base salary through the effective date of termination, (b) received his bonus for any year prior to the year in which such termination occurred and that had not yet been paid as of the date of termination and (c) retained any rights pursuant to any insurance or other benefit plans of the Company. Mr. Falco and Mr. Grant would not have received any additional payments or other benefits under his employment agreement or otherwise, and, thus, this termination scenario is not included in the tables below.

With respect to Ms. Kumar, in the event that her employment had been terminated by the Company for “cause” (as defined under her employment letter agreement, which is summarized under “—Compensation Discussion and Analysis—Termination and Severance Packages” above), she would have (i) received her base salary through the effective date of termination and (ii) retained any rights pursuant to any insurance or other benefit plans of the Company. Ms. Kumar would not have received any additional payments or other benefits under her employment letter agreement or otherwise, and, thus, this termination scenario is not included in the tables below.

With respect to each of Mr. Parker and Ms. Primrose, in the event that the executive officer’s employment is terminated by the Company for “cause” (as defined under their employment letter agreements, which is summarized under “—Compensation Discussion and Analysis—Termination and Severance Packages” above), the executive officer would (i) receive his or her base salary through the effective date of termination and (ii) retain any rights pursuant to any insurance or other benefit plans of the Company. The executive officers would not receive any additional payments or other benefits under their respective employment letter agreements or otherwise, and, thus, this termination scenario is not included in the tables below.

Termination without Cause.

Employment Agreements with Mr. Falco and Mr. Grant. With respect to Mr. Falco and Mr. Grant, in the event of a termination of the executive officer’s employment without “cause” (as summarized under “—Termination for Cause” above), the executive officer would have received the payments and retained the rights described under “—Termination for Cause” above, and also would have received the following additional payments and benefits, subject to the executive officer’s execution of a release of claims:

Pro Rata Average Annual Bonus. Mr. Falco and Mr. Grant would have received a lump-sum cash payment equal to the pro rata portion of the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable, through the effective date of their termination.

Cash Severance. Mr. Falco and Mr. Grant would have received the executive officer’s base salary on the Company’s normal payroll payment dates through the later of December 31, 2010 and the first anniversary of the effective date of the executive officer’s termination (the “Falco Severance Term Date” or the “Grant Severance Term Date”, as applicable). In addition, Mr. Falco and Mr. Grant would have received a lump-sum payment for each calendar year through the Falco Severance Term Date or the Grant Severance Term Date, as applicable, equal to the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable, except that the bonuses in respect of a partial calendar year would be a pro rata bonus based on the period from the effective date of their termination through December 31 of such year.

Group Benefits Continuation. Mr. Falco and Mr. Grant would have been eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), through the Falco Severance Term Date or the Grant Severance Term Date, as applicable, to the extent such plans are maintained by the Company for its executives.

Deferred Compensation. Amounts credited to Mr. Falco’s deferred compensation arrangement (as described under “—Non-Qualified Deferred Compensation For Fiscal Year 2008” above) would have been payable to him in 10 annual installment payments beginning on April 1 of the year following his termination.

Equity Awards. In general, the Time Warner stock options Mr. Falco and Mr. Grant held on their termination would have continued to vest through the Falco Equity Cessation Date or the Grant Equity Cessation Date, as applicable. All Time Warner stock options that were granted to Mr. Falco prior to March 7, 2008 (the “Falco Term Options”) that would have vested on or before the Falco Severance Term Date would have vested on the earlier of the Falco Severance Term Date and the Falco Equity Cessation Date, and any vested Falco Term Options would have remained exercisable for up to three years following such date, and all Time Warner stock options that were granted to Mr. Grant prior to November 27, 2006 and prior to February 18, 2009 (the “Grant Term Options”) that would have vested on or before the Grant Severance Term Date would have vested on the earlier of the Grant Severance Term Date and the Grant Equity Cessation Date, and any vested Grant Term Options would have remained exercisable for up to three years following such date. All Time Warner stock options that were granted to Mr. Falco and Mr. Grant on or after the applicable effective date of the executive officer’s employment agreement would have vested on the earlier of (i) the Falco Severance Term Date or the Grant Severance Term Date, as applicable, and (ii) the Falco Equity Cessation Date or the Grant Equity Cessation Date, as applicable, and would have remained exercisable for a period of up to three years following such date.

A pro-rata amount of the Time Warner RSUs that were granted to Mr. Falco prior to the effective date of his employment agreement that were scheduled to vest at the next vesting date would vest on the date of separation, but the Time Warner shares underlying any vested RSUs would not be paid to Mr. Falco until promptly following the next regular vesting date for such RSUs. In addition, except if Mr. Falco then qualified for retirement under the terms of the applicable RSU agreement, the vesting of any RSUs granted to Mr. Falco on or after the effective date of his employment agreement would fully vest and be paid to Mr. Falco promptly following the effective date of his termination.

Mr. Grant’s employment agreement did not provide for the treatment of the Time Warner RSUs he held as of the date of his termination.

Employment Letter Agreements with Ms. Kumar, Mr. Parker and Ms. Primrose. With respect to Ms. Kumar, Mr. Parker and Ms. Primrose, in the event of a termination of the executive officer’s employment without “cause” (as defined in their employment letter agreements, which is summarized under “—Compensation Discussion and Analysis—Termination and Severance Packages” above), the executive officer would have received his or her base salary through the effective date of termination and, in exchange for a release of claims against the Company, the executive officer would have received following payments and benefits:

Cash Severance. After the effective date of termination of employment, the executive officer would have received, in a lump sum, a payment equal to 18 months of his or her base salary in effect immediately prior to his or her termination of employment.

Pro Rata Annual Bonus. The executive officer would have received a pro rata portion of his or her annual bonus, payable at target in a lump sum.

Group Benefits Continuation. Beginning on the first day of the calendar month following the termination of his or her employment, the Company would pay the cost of medical, dental and vision benefit coverage under COBRA for 12 months for the executive officer.

2008 Retention Program. If the Company had terminated Ms. Kumar’s, Mr. Parker’s or Ms. Primrose’s employment without “cause” (generally defined in the same manner as under their employment letter agreements, which is summarized under “—Compensation Discussion and Analysis—Termination and Severance Packages” above) prior to April 30, 2009, pursuant to the 2008 Retention Program, each of Ms. Kumar, Mr. Parker and Ms. Primrose would have received a one-time payment equal to 100% of his or her current annual salary, in exchange for the execution of the Company’s standard separation agreement.

Equity Award Agreements. The agreements that govern the stock options granted to Ms. Kumar, Mr. Parker and Ms. Primrose do not provide for any vesting following a termination of the executive officer’s employment by the Company without “cause” (generally defined in the option agreements as the executive’s (i) dishonesty with respect to Time Warner or any of its affiliates, (ii) insubordination, substantial malfeasance or non-feasance of duty, (iii) unauthorized disclosure of confidential information or (iv) conduct substantially prejudicial to the business of Time Warner or any of its affiliates).

The agreements that govern the RSUs awarded to Ms. Kumar, Mr. Parker and Ms. Primrose generally provide that if the Company terminates the executive officer’s employment without “cause” (as defined under the employment letter agreements with Ms. Kumar, Mr. Parker and Ms. Primrose, which is summarized under “—Compensation Discussion and Analysis—Termination and Severance Packages” above), a pro rata amount of RSUs that were scheduled to vest at the next vesting date would vest on the date of separation.

With respect to PSUs, following termination without “cause” (generally defined in the PSU agreements in the same manner as under the agreements that govern RSUs), Ms. Kumar, Mr. Parker and Ms. Primrose would receive a pro rata portion (based on the period of time from the award date until the date of termination) of the number of shares underlying the PSUs that would have vested based on the actual performance level achieved for the full performance period, plus all retained distributions relating thereto.

Termination for Material Breach or Good Reason. With respect to Mr. Falco and Mr. Grant, in the event that the executive officer terminated his employment due to the Company’s “material breach” of its obligations under the executive officer’s employment agreement (which includes, but is not limited to, (i) the Company’s violation of the executive officer’s rights under his employment agreement with respect to authority, reporting lines, duties, powers or place of employment or (ii) the Company’s failure to cause any successor to expressly assume the obligations of the Company under the executive officer’s employment agreement), the executive officer would have received the same benefits as those described under “—Termination without Cause—Employment Agreements with Mr. Falco and Mr. Grant” above.

With respect to Ms. Kumar, in the event of termination of her employment due to her resignation for “good reason” (generally defined as (i) any reduction in Ms. Kumar’s base salary, (ii) relocation of the Company’s offices more than 50 miles from its current location or outside the New York City area or (iii) diminution of Ms. Kumar’s function with the Company), Ms. Kumar would have received the same benefits as those described under “—Termination without Cause—Employment Letter Agreements with Ms. Kumar, Mr. Parker and Ms. Primrose” above.

With respect to Ms. Kumar, Mr. Parker and Ms. Primrose, in the event of a termination of his or her employment due to the executive officer’s resignation for “good reason” (generally defined as the executive officer’s termination of his or her employment due to the Company’s breach of his or her employment agreement, provided that good reason ceases to exist on the 60th day following the later of its occurrence or the executive officer’s knowledge of its occurrence, unless the executive officer has given the Company written notice of his or her termination for good reason prior to such date), the executive officer would have received the same benefits as those described under “—Termination without Cause—Equity Award Agreements” above solely with respect to PSUs. Upon resignation for good reason, Ms. Kumar, Mr. Parker and Ms. Primrose would not have received any other separation benefits, except as set forth in the immediately preceding paragraph with respect to Ms. Kumar.

Change in Control of Time Warner. The employment agreements, employment letter agreements and retention programs for the executive officers do not provide for any additional benefits as a result of a change in control of Time Warner.

Equity Award Agreements. The agreements that govern stock option grants and RSU awards generally provide for accelerated vesting following a change in control of Time Warner upon the earliest of (i) the first anniversary of the change in control, (ii) the original vesting date with respect to each portion of the award and (iii) the termination of the participant’s employment other than for “cause” (as defined in the relevant award agreement, which are summarized above) unless due to death or disability or by the participant for “good reason” (generally defined as defined in any employment agreement between the Company and the participant or, if not defined therein or if there is no such agreement, as (i) failure of Time Warner to pay or cause to be paid the participant’s base salary or annual bonus when due or (ii) any substantial and sustained diminution in the participant’s authority or responsibilities materially inconsistent with the participant’s position, provided that good reason ceases to exist on the 60th day following the later of its occurrence or the executive officer’s knowledge of its occurrence, unless the executive officer has given the Company written notice of his or her termination for good reason prior to such date).

The agreements that govern PSUs generally provide for accelerated vesting immediately following a change in control of Time Warner. The number of PSUs that would vest following such a change in control would be equal to the sum of the number of shares underlying the PSUs that would vest based on (i) the actual performance level achieved from the award date through the date of the change in control, and (ii) the target level of performance from the date of the change in control through the last day of the performance period, plus all retained distributions relating thereto.

With respect to acceleration of RSUs and PSUs, the agreements that govern these awards provide that if the delivery of shares to the executive officer constitutes a “parachute payment” under Section 280G of the Code and would exceed the safe harbor amount under Section 280G, then the amounts constituting “parachute payments” would either be reduced to equal the safe harbor amount or provided to the executive officer in full, whichever would result in receipt by the executive officer of a greater amount on a net after-tax basis.

Change in Control or Spin-Off of the Company. With respect to Mr. Falco and Mr. Grant, upon a spin-off of the Company, (i) all of the executive officer’s stock options granted on or following the effective date of the executive officer’s employment agreement that would have vested before December 31, 2010 would vest and remain exercisable for up to three years following the closing of the transaction, (ii) the RSUs granted to

Mr. Falco on or following the effective date of his employment agreement (including the initial grant of 82,399 RSUs Mr. Falco received on November 27, 2006) would vest and be settled upon the spin-off and (iii) any other unvested awards would be determined in accordance with the terms and provisions of such plans and any agreements under which they were granted, based on the assumption that the executive officer’s employment terminated without cause on the closing date of the spin-off, which is described under “—Termination without Cause—Equity Award Agreements” above.

With respect to each of Ms. Kumar, Mr. Parker and Ms. Primrose, the employment letter agreements for these executive officers do not provide for any additional benefits as a result of a change in control of the Company.

2008 Retention Program. Pursuant to the 2008 Retention Program, each of Ms. Kumar, Mr. Parker and Ms. Primrose would have received a one-time payment equal to 100% of his or her current annual salary, payable on or after April 30, 2009, in exchange for the execution of the Company’s standard separation agreement, if prior to the end of the bonus period, and as a result of a change of control transaction, the executive officer no longer has a position with the Company, or his or her job functions and responsibilities are substantially or materially diminished from what they were immediately prior to the change in control transaction. For purposes of the program, a “change of control transaction” means a transaction that results in (i) a transfer by the Company of the executive officer’s employment to a company whose financial results are not consolidated with those of the Company or Time Warner, or (ii) a change in the ownership structure of the Company such that the Company’s financial results are no longer consolidated with those of Time Warner.

Equity Award Agreements. The agreements that govern the stock option grants and RSU awards do not provide for accelerated vesting upon a change in control of a Time Warner division. The agreements that govern PSUs generally provide for accelerated vesting immediately following a change in control of a Time Warner division (defined as a transfer by Time Warner or its affiliate of the employee’s employment to an entity whose financial results are not consolidated with those of Time Warner or a change in the ownership structure of the affiliate where the employee is employed such that the affiliate’s financial results are no longer consolidated with those of Time Warner). The number of PSUs that would vest following such a change in control would be equal to the sum of the number of PSUs that would vest based on (i) the actual performance level achieved from the award date through the date of the change in control and (ii) the target level of performance from the date of the change in control through the last day of the performance period, plus all retained distributions relating thereto.

Retirement. With respect to each of the Named Executive Officers, the employment agreements and employment letter agreements for these executive officers do not provide for any additional benefits as a result of their retirement. In addition, the Named Executive Officers are not retirement eligible under the Time Warner equity plans. Accordingly, amounts regarding payments due upon retirement have not been included in the table below.

Termination without Cause/for Good Reason or Change in Control

Named Executive Officer	Cash Severance	Pro Rata Target Annual Bonus or Average Annual Bonus	Group Benefits Continuation	Retention Bonus	Equity Awards: Stock Options and RSUs (2)	Equity Awards: PSUs (3)	Total
Mr. Falco
- Termination without Cause /for Good Reason (1)	$8,500,000	$3,250,000	$51,312	—	$2,690,801	$848,050	$15,340,163
- Change in Control of Time Warner	—	—	—	—	—	$761,365	$761,365
- Change in Control of Time Warner and Termination without Cause/for Good Reason (1)	$8,500,000	$3,250,000	$51,312	—	$2,690,801	$761,365	$15,253,478
- Change in Control or Spin-Off of the Company	—	—	—	—	—	$761,365	$761,365
- Change in Control or Spin-Off of the Company and Termination without Cause/for Good Reason (1)	$8,500,000	$3,250,000	$51,312	—	$2,690,801	$761,365	$15,253,478

Ms. Kumar
- Termination without Cause/for Good Reason (1)	$825,000	$550,000	$17,160	$550,000	$125,294	$97,880	$2,165,334
- Change in Control of Time Warner	—	—	—	—	—	$233,583	$233,583
- Change in Control of Time Warner and Termination without Cause/for Good Reason (1)	$825,000	$550,000	$17,160	$550,000	$466,941	$233,583	$2,642,684
- Change in Control or Spin-Off of the Company	—	—	—	—	—	$233,583	$233,583
- Change in Control or Spin-Off of the Company and Termination without Cause/for Good Reason (1)	$825,000	$550,000	$17,160	$550,000	$125,294	$233,583	$2,301,037

Mr. Grant
- Termination without Cause/for Good Reason (1)	$4,825,000	$1,662,500	$28,152	—	$719,862	$378,529	$7,614,043
- Change in Control of Time Warner	—	—	—	—	—	$378,529	$378,529
- Change in Control of Time Warner and Termination without Cause/for Good Reason (1)	$4,825,000	$1,662,500	$28,152	—	$947,096	$378,529	$7,841,277
- Change in Control or Spin-Off of the Company	—	—	—	—	—	$378,529	$378,529
- Change in Control or Spin-Off of the Company and Termination without Cause/for Good Reason (1)	$4,825,000	$1,662,500	$28,152	—	$947,096	$378,529	$7,841,277

Mr. Parker
- Termination without Cause/for Good Reason (1)	$825,000	$550,000	$17,160	$550,000	$82,580	$91,531	$2,116,271
- Change in Control of Time Warner	—	—	—	—	—	$199,528	$199,528
- Change in Control of Time Warner and Termination without Cause/for Good Reason (1)	$825,000	$550,000	$17,160	$550,000	$335,052	$199,528	$2,476,740
- Change in Control or Spin-Off of the Company	—	—	—	—	—	$199,528	$199,528

Named Executive Officer	Cash Severance	Pro Rata Target Annual Bonus or Average Annual Bonus	Group Benefits Continuation	Retention Bonus	Equity Awards: Stock Options and RSUs (2)	Equity Awards: PSUs (3)	Total
- Change in Control or Spin-Off of the Company and Termination without Cause/for Good Reason (1)	$825,000	$550,000	$17,160	$550,000	$82,580	$199,528	$2,224,268

Ms. Primrose
- Termination without Cause/for Good Reason (1)	$637,500	$318,750	$17,160	$425,000	$61,200	$79,932	$1,539,542
- Change in Control of Time Warner	—	—	—	—	—	$160,134	$160,134
- Change in Control of Time Warner and Termination without Cause/for Good Reason (1)	$637,500	$318,750	$17,160	$425,000	$215,658	$160,134	$1,774,202
- Change in Control or Spin-Off of the Company	—	—	—	—	—	$160,134	$160,134
- Change in Control or Spin-Off of the Company and Termination without Cause/for Good Reason (1)	$637,500	$318,750	$17,160	$425,000	$61,200	$160,134	$1,619,744

(1)	Termination without Cause/for Good Reason: The cash severance disclosed for Mr. Falco and Mr. Grant reflects the continued payment of the executive officer’s base salary through December 31, 2010 and a lump-sum payment in each of 2009 and 2010 equal to the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable. The severance payment for Ms. Kumar, Mr. Parker and Ms. Primrose is 18 months of base salary. In the event of a termination of employment by Ms. Kumar, Mr. Parker or Ms. Primrose for “good reason” that is not in connection with a change in control of Time Warner or the Company, the amounts in the column entitled Equity Awards: PSUs would become payable. In the event of a termination of employment by Ms. Kumar, Mr. Parker or Ms. Primrose for “good reason” in connection with a change in control of Time Warner or the Company, the amounts in both of the Equity Awards columns would become payable. All other amounts with respect to Mr. Parker and Ms. Primrose are payable only upon termination without “cause.”

(2)	Equity Awards: Stock Options and Restricted Stock Units: The values set forth in the table above are based on (i) the excess (if any) of the closing sale price of the Time Warner common stock on December 31, 2008 ($10.06 per share, prior to adjustment for the Cable Separation and the Reverse Stock Split) over the exercise price with respect to stock options, and (ii) the closing sale price of the Time Warner common stock on December 31, 2008 ($10.06 per share, prior to adjustment for the Cable Separation and the Reverse Stock Split) with respect to RSUs.

(3)	Equity Awards: PSUs: Reflects the value of the PSUs that would vest upon the following scenarios based on the provisions in the PSU agreements and the closing sale price of the Time Warner common stock on December 31, 2008 ($10.06 per share, prior to adjustment for the Cable Separation and the Reverse Stock Split). The final payout would also include any retained distributions, of which there were none as of December 31, 2008.

Termination without Cause/for Good Reason: With respect to the PSUs having 2007-2009 or 2008-2010 performance periods, the table above reflects the value of the PSUs that would vest pro rata (based on the period of time from the date of grant until the date of termination), assuming the achievement of the target performance level at the end of the applicable performance period. Time Warner’s actual performance during the year ended December 31, 2008 with respect to the PSUs was “above threshold” but below the target performance level, at 65.6% of target (with respect to target PSUs having a 2007-2009 performance period) and 95.9% of target (with respect to PSUs having a 2008-2010 performance period). The actual number of PSUs that would vest would not be known until after the full applicable performance period has ended but, in accordance with SEC disclosure rules, the numbers in the table assume the target performance level.

Change in Control of Time Warner or the Company: The amounts in the table above relating to “Change in Control” reflect the sum of the value of the PSUs that would vest based on (i) the actual performance level achieved from the date of grant through the date of the change in control on December 31, 2008, and (ii) the target level of performance from the date of the change in control through the last day of the applicable performance period. With respect to the PSUs having a performance period of 2007-2009, the actual performance level achieved as of December 31, 2008 was “above threshold” (65.6% of target). With respect to the PSUs having a performance period of 2008-2010, the actual performance level achieved as of December 31, 2008 was “above threshold” (95.9% of target).

Disability. If Mr. Falco or Mr. Grant became disabled during the term of the executive officer’s employment agreement, the executive officer would have received his full base salary for six months and a pro rata bonus for the year in which the disability occurred (which would have been calculated based on the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable). Thereafter, the executive officer would have remained on the Company’s payroll, and the Company would have paid him disability benefits equal to the following:

Bonus and Salary Continuation. After the six-month period described immediately above, the executive officer would have had a disability period ending on the later of the expiration of the employment agreement and the date that was 12 months following the end of the six-month period described immediately above and would have received during his disability period an annual amount equal to 75% of his base salary in effect immediately prior to termination of his employment and 75% of the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable, payable at the same times as such payments otherwise would have been paid if the termination had not occurred. Any such payments would have been reduced by amounts received from workers’ compensation, Social Security and disability insurance policies maintained by the Company.

Group Benefits Continuation. During the disability period, the executive officer would also have continued to be eligible to participate in the Company’s group benefit plans, including medical and other group insurance (other than disability insurance), but would not have been eligible to contribute to any retirement plans or receive any additional grants or awards of Time Warner or Company equity-based awards.

Other Benefits. The executive officers would also receive certain other payments and benefits, which are described in footnote (5) of the table below.

With respect to Ms. Kumar, Mr. Parker and Ms. Primrose, in the event that the Company terminated the executive officer’s employment due to “disability” (as defined under the long-term disability plan of the Company), he or she would have (i) received his or her base salary through the effective date of termination and (ii) retained any rights pursuant to any insurance or other benefit plans of the Company. Ms. Kumar, Mr. Parker and Ms. Primrose would not have received any additional payments or other benefits under their employment letter agreements or the retention programs.

Equity Award Agreements. Under the terms of the agreements governing stock options and RSUs, all of these equity awards held by each executive officer would vest upon his or her “disability” (as defined in the applicable equity award agreements). With respect to PSUs, each executive officer would receive a pro rata portion (based on the period of time from the award date until the end of the applicable disability period) of the number of shares underlying the PSUs that would have vested based on the actual performance level achieved for the full performance period, plus all retained distributions relating thereto.

Death. With respect to Mr. Falco and Mr. Grant, in the event of the executive officer’s death, the executive officer’s estate or designated beneficiary would have received his base salary until the last day of the month in which his death occurs and a pro rata bonus for the year in which the death occurred (which would have been calculated based on the Falco Average Annual Bonus or the Grant Average Annual Bonus, as applicable). Mr. Falco and Mr. Grant would not have received any additional payments or other benefits under their employment agreements or the retention programs.

With respect to Ms. Kumar, Mr. Parker and Ms. Primrose, in the event of the executive officer’s death, he or she would have received his or her base salary through the date of termination and a pro rata amount of his or her target bonus based on the number of days he or she was employed during the year of death. He or she would have also retained any rights pursuant to any insurance or other benefit plans of the Company. Ms. Kumar, Mr. Parker and Ms. Primrose would not have received any additional payments or other benefits under their employment letter agreements or the retention programs.

Equity Award Agreements. Under the terms of the agreements governing awards of stock options and RSUs, all of these equity awards held by each executive officer would vest upon his or her death. With respect to PSUs, following the termination of employment due to the executive officer’s death, the executive officer’s estate or designated beneficiary would receive a pro rata portion (based on the period of time from the award date until the date of death on December 31, 2008) of the number of shares underlying the PSUs that would have vested if the applicable performance period had ended on the date of the holder’s death, plus all retained distributions relating thereto; provided, however, that if the death occurs prior to the first anniversary of the award date, then the pro rata number of PSUs that vest would be based on the number of target PSUs, without regard to the actual performance level achieved through that date.

Termination of Employment Due to Disability or Death

Named Executive Officer	Base Salary Continuation (2)	Bonus Continuation (2)	Pro Rata Target Annual Bonus or Average Annual Bonus	Equity Awards: Stock Options and RSUs (3)	Equity Awards: PSUs (4)	Other Benefits (5)	Total
Mr. Falco
Disability (1)	$1,625,000	$5,281,250	$1,625,000	$2,723,757	$376,465	$51,312	$11,682,784
Death	—	—	$3,250,000	$2,723,757	$295,590	—	$6,269,347

Ms. Kumar
Disability	—	—	—	$466,941	$97,880	—	$564,821
Death	—	—	$550,000	$466,941	$82,086	—	$1,099,027

Mr. Grant
Disability (1)	$1,218,750	$2,701,563	$831,250	$947,096	$187,683	$28,152	$5,914,494
Death	—	—	$1,662,500	$947,096	$147,212	—	$2,756,808

Mr. Parker
Disability	—	—	—	$335,052	$91,531	—	$426,583
Death	—	—	$550,000	$335,052	$74,144	—	$959,196

Ms. Primrose
Disability	—	—	—	$215,658	$79,932	—	$295,590
Death	—	—	$318,750	$215,658	$62,546	—	$596,954

(1)	The disability periods for Mr. Falco and Mr. Grant are January 1, 2009 through December 31, 2010.

(2)	The amounts disclosed in the Base Salary Continuation and Bonus Continuation columns reflect the continued payment by the Company of 75% of each of Mr. Falco’s and Mr. Grant’s base salary and average annual bonus during his disability period.

(3)	Equity Awards: Stock Options and Restricted Stock Units: The values set forth in the table above are based on (i) the excess (if any) of the closing sale price of the Time Warner common stock on December 31, 2008 ($10.06 per share, prior to adjustment for the Cable Separation and the Reverse Stock Split) over the exercise price with respect to stock options, and (ii) the closing sale price of the Time Warner common stock on December 31, 2008 ($10.06 per share, prior to adjustment for the Cable Separation and the Reverse Stock Split) with respect to RSUs.

(4)	Equity Awards: PSUs: Reflects the value of the PSUs that would vest upon the following scenarios based on the provisions in the PSU agreements and the closing sale price of the Time Warner common stock on December 31, 2008 ($10.06 per share, prior to adjustment for the Cable Separation and the Reverse Stock Split). The final payout would also include any retained distributions, of which there were none as of December 31, 2008.

Disability:    With respect to PSUs having 2007-2009 or 2008-2010 performance periods, the table above reflects the value of the PSUs that would vest pro rata (based on the period of time from the date of grant until the end of the applicable disability period), assuming the achievement of the target performance level at the end of the applicable performance period. Time Warner’s actual performance through the year ended December 31, 2008 with respect to the PSUs was “above threshold” but below the target performance level, at 65.6% of target (with respect to target PSUs having a 2007-2009 performance period) and 95.9% of target (with respect to PSUs having a 2008-2010 performance period). The actual number of PSUs that would vest would not be known until after the full applicable performance period has ended but, in accordance with SEC disclosure rules, the numbers in the table assume the target performance level.

Death:    The Termination of Employment Due to Disability or Death table above reflects the value of the PSUs that would vest pro rata (based on the period of time from the date of grant through the date of death). With respect to the PSUs having a performance period of 2007-2009, the values provided in the table above are based on the Company’s achievement of the “above threshold” performance level (65.6% of target with respect to the PSUs having a performance period of 2007-2009) through the date of death on December 31, 2008. With respect to the PSUs having a performance period of 2008-2010, because the date of death would have occurred prior to the first anniversary of the date of grant, the values provided in the table above are based on achievement of the target performance level, as required by the relevant award agreements.

(5)	Other Benefits:

(a)	For Mr. Falco, includes $51,312 for the cost of health and welfare benefits for the disability period.

(b)	For Mr. Grant, includes $28,152 for the cost of health and welfare benefits for the disability period.

Other Restrictive Covenants. Mr. Falco’s employment agreement provides that he is subject to restrictive covenants that obligate him not to disclose any of the Company’s confidential matters at any time. During his employment with the Company and through the later of (i) December 31, 2010, (ii) the Falco Severance Term Date, (iii) the Falco Equity Cessation Date and (iv) one year following termination of employment for any reason other than death or disability, Mr. Falco is not permitted to compete with the Company by providing services to, serving in any capacity for or owning certain interests in, (i) during Mr. Falco’s employment, any person or entity that engages in any line of business that is substantially the same as either (x) any line of business that the Company engages in, conducts or, to his knowledge, has definitive plans to engage in or conduct or (y) any operating business that is engaged in or conducted by the Company as to which, to his knowledge, the Company covenants, in writing, not to compete with in connection with the disposition of such business, (ii) following Mr. Falco’s termination of employment, eBay, Inc., MySpace, Interactive Corp., EarthLink, Inc., Google Inc., Microsoft Corporation or Yahoo! Inc., or any of their respective subsidiaries or affiliates, or any successor to the internet service provider, media or entertainment business thereto or (iii) any internet access, service or portal company or any other company that directly competes with the Company. Further, for one year following termination of his employment for any reason other than death or disability, Mr. Falco is not permitted to employ, or cause any entity affiliated with him to employ, any person who was a Company employee at, or within six months prior to, the effective date of such his termination, other than Mr. Falco’s secretary or executive assistant and any other employee eligible to receive overtime pay.

Mr. Grant’s employment agreement provides that he is subject to restrictive covenants that are generally similar to the restrictive covenants in Mr. Falco’s employment agreement, except the non-competition covenant in Mr. Grant’s employment agreement applies during his employment with the Company and through either (i) in the event of a spin-off of the Company, six months from the close of the spin-off or (ii) through the later of

(x) December 31, 2010, (y) the date Mr. Grant leaves the Company’s payroll and (z) one year following termination of employment for any reason other than death or disability.

The employment letter agreements with Ms. Kumar, Mr. Parker and Ms. Primrose provide that each executive officer is subject to restrictive covenants which provide that he or she will not, among other things: (i) disclose any of the Company’s proprietary information or confidential matters at any time, (ii) solicit Company employees for one year following any termination of employment and (iii) compete with the Company while employed and for one year following any termination of employment by (1) participating in the ownership, control or management of any business that competes in any way with the aspects of the business of the Company to which the individual was engaged or had material knowledge or (2) being employed by any business in any capacity such that the executive officer’s job duties would make such employment competitive with the business interests of the Company in which the executive officer was engaged or had material knowledge.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by Time Warner. After the spin-off, Time Warner will not own any shares of our common stock. The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our current directors and our directors following the spin-off;

•	each officer named in the summary compensation table; and

•	all of our directors and executive officers following the spin-off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Time Warner common stock on September 30, 2009, giving effect to a distribution ratio of one share of our common stock for every eleven shares of Time Warner common stock held by such person.

To the extent our directors and executive officers own Time Warner common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Time Warner common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.

Immediately following the spin-off, we estimate that 105.7 million shares of our common stock will be issued and outstanding, based on the number of shares of Time Warner common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding following the spin-off will be determined on November 27, 2009, the record date.

Name	Amount and Nature of Beneficial Ownership (a)(b)		Percentage of Class
Directors and Named Executive Officers:
Mr. Tim Armstrong (c)	26,837		*
Mr. Richard Dalzell	—		*
Ms. Karen Dykstra	—		*
Mr. William Hambrecht	—		*
Ms. Susan Lyne	—		*
Ms. Patricia Mitchell	9	(d)	*
Mr. Michael Powell	—		*
Mr. Fredric Reynolds	—		*
Mr. James Stengel	—		*
Mr. James Wiatt	—		*
Mr. Ira Parker	2,985	(e)	*
Ms. Tricia Primrose	14,694	(f)	*
Mr. Jeff Bewkes (g)	263,090	(h)	*
Mr. John Martin (g)	15,509		*
Mr. Randy Falco (i)	5,252	(j)	*
Ms. Nisha Kumar (i)	4,775		*
Mr. Ron Grant (i)	32,465		*
All directors and executive officers as a group (14 individuals)†	48,814	(k)	*

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Principal Shareholders:
Capital Research Global Investors (l)	7,610,400	7.2%
AXA Financial, Inc. (m)	6,342,000	6.0%
Dodge & Cox (n)	5,602,100	5.3%

*	Less than 1%.
†	Includes those individuals listed under “Management” on page 86 of this Information Statement.
(a)	Includes a deemed distribution of our common stock with respect to the following numbers of shares of Time Warner common stock subject to Time Warner stock options held by the following individuals that, on September 30, 2009, were unexercised but were exercisable on or within 60 days after that date: Mr. Armstrong (295,208); Mr. Parker (30,593); Ms. Primrose (158,179); Mr. Bewkes (2,674,919); Mr. Martin (166,038); Mr. Falco (57,781); Ms. Kumar (52,231); Mr. Grant (346,206); Mr. Minson (25,359) and Mr. Cahall (21,626). Such shares of Time Warner common stock are deemed to be beneficially owned by these individuals in accordance with Rule 13d-3 of the Exchange Act. However, except with respect to Mr. Armstrong (described in footnote (c) below), all unexercised Time Warner stock options will remain options with respect to Time Warner common stock, and as such will not participate in the distribution.

(b)	Includes a deemed distribution of our common stock with respect to the following numbers of shares of Time Warner common stock held by a trust under the Time Warner Savings Plan for the benefit of Ms. Primrose (370) and Messrs. Bewkes (31,456), Martin (881) and Grant (342). In connection with the spin-off, vested and certain unvested accounts of our current and former employees under the Time Warner Savings Plan will be transferred to a tax-qualified savings plan that we will establish. Following the transfer, these accounts will no longer be invested in shares of Time Warner common stock. Accordingly, if the transfer occurs prior to the distribution, then our current and former employees (including Ms. Primrose and Mr. Grant) will not hold shares of our common stock pursuant to the trust under the Time Warner Savings Plan. Furthermore, an independent fiduciary will have complete authority to sell, as soon as permitted by his or her fiduciary obligations, the shares of our common stock that will be held by the trust under the Time Warner Savings Plan immediately following the distribution, and responsibility to reinvest the proceeds of such sales of shares of Time Warner common stock. Following the distribution, the Time Warner Savings Plan will not offer the alternative of investment in our common stock. It is also not anticipated that our tax-qualified savings plan will offer the alternative of investment in our common stock.

(c)	On April 15, 2009, Mr. Armstrong received a grant of 590,418 Time Warner stock options (which vest and become exercisable in four equal quarterly installments). The number of stock options that have vested as of September 30, 2009, together with the number of stock options that will vest within 60 days of September 30, 2009, is 295,208. The 26,837 shares of our common stock reflected in the table above represent the deemed distribution of our common stock on the 295,208 shares of Time Warner common stock underlying such stock options, assuming all such stock options were exercised prior to the distribution.

Upon the spin-off, all of Mr. Armstrong’s vested and unvested Time Warner stock options will be converted, with appropriate adjustments, into stock options with respect to our common stock on substantially the same terms and conditions (including vesting) as were applicable to his Time Warner stock options immediately prior to the spin-off. The number of our stock options that Mr. Armstrong will hold following conversion of his Time Warner stock options will be determined based on the “intrinsic value” (as defined in the accounting guidance for equity-based compensation) of his Time Warner stock options immediately before the conversion and will not be based on the number of shares of our common stock that Mr. Armstrong would have received if he had exercised his Time Warner stock options prior to the distribution.

In addition, this amount excludes an amount of our common stock equivalent to $4.5 million (minus any amounts held in an indemnity escrow account) that we will cause to be issued to Polar Capital as soon as legally permissible following the separation as described in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Acquisition of Patch Media Corporation” on page 60 of this Information Statement.

(d)	Represents an anticipated distribution of our common stock with respect to 103 shares of Time Warner common stock held by Ms. Mitchell’s stepson and for which beneficial ownership has not been disclaimed.

(e)	Includes an anticipated distribution of our common stock with respect to 2,242 shares of Time Warner common stock to be issued upon the vesting of RSUs on or within 60 days of September 30, 2009 and, as such, are deemed to be beneficially owned shares of Time Warner common stock in accordance with Rule 13d-3 of the Exchange Act.

(f)	Includes an anticipated distribution of our common stock with respect to 877 shares of Time Warner common stock held by Ms. Primrose’s husband.

(g)	Messrs. Bewkes and Martin will resign from our board of directors immediately prior to the spin-off.

(h)

Under Time Warner’s deferred compensation programs, a participant can elect to have the value of the deferred amounts ultimately paid out determined based on an assumed investment in Time Warner’s common stock. The participants do not have any right to vote or receive Time Warner common stock in connection with these assumed investments, and are ultimately paid in cash, but the assumed investments of the deferred amounts do represent an economic interest in Time Warner common stock. Mr. Bewkes has had 19,708 Time Warner share equivalents, or “phantom units,” credited to his account under the Time Warner deferred compensation programs. These share equivalents were not taken into account in determining the number of shares of our common stock anticipated to be beneficially owned by Mr. Bewkes, as set forth in the table above.

(i)	Messrs. Falco and Grant and Ms. Kumar are no longer employed by AOL.

(j)	Based on information provided by Mr. Falco on October 29, 2009, other than the Time Warner stock options described in footnote (a) above, Mr. Falco does not beneficially own any Time Warner common stock.

(k)	Includes amounts with respect to Messrs. Minson and Cahall in addition to Messrs. Armstrong, Dalzell, Hambrecht, Powell, Reynolds, Stengel, Wiatt and Parker and Msses. Dykstra, Lyne, Mitchell and Primrose, described above.

(l)	The percentage of class is based solely on a Schedule 13G with respect to Time Warner common stock filed by Capital Research Global Investors with the SEC on February 17, 2009.

(m)	The percentage of class is based solely on a Schedule 13G with respect to Time Warner common stock filed with the SEC on February 13, 2009 by (i) AXA Financial, Inc. (on behalf of its subsidiaries AllianceBernstein L.P. and AXA Equitable Life Insurance Company), (ii) AXA, which owns AXA Financial, Inc., and (iii) AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle (as a group and, collectively, “Mutuelles AXA”), which as a group control AXA (each of AXA and Mutuelles AXA filing on behalf of affiliated entities AXA Investment Managers Paris, AXA Konzers AG and AXA Rosenburg Investment Management LLC). The Schedule 13G contained a statement that a majority of the shares reported are held by unaffiliated third-party client accounts managed by AllianceBernstein (a majority-owned subsidiary of AXA Financial, Inc.), as investment advisor.

(n)	The percentage of class is based solely on a Schedule 13G with respect to Time Warner common stock filed by Dodge & Cox with the SEC on February 11, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Time Warner

Following the spin-off, AOL and Time Warner will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between AOL and Time Warner after the spin-off and to provide mechanisms for an orderly transition, AOL and Time Warner intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and AOL and Time Warner will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Time Warner.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Time Warner before the distribution of our shares of common stock to Time Warner shareholders. The Separation and Distribution Agreement will set forth our agreements with Time Warner regarding the principal actions needed to be taken in connection with our separation from Time Warner. It will also set forth other agreements that govern certain aspects of our relationship with Time Warner following the separation.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Time Warner so that each of AOL and Time Warner retains the assets of, and the liabilities associated with, its respective business. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between AOL and Time Warner. In particular, the Separation and Distribution Agreement will provide that:

•	subject to the exceptions immediately below, all of the assets and liabilities (whether accrued, contingent or otherwise) of AOL LLC prior to the distribution will be transferred to and assumed by us;

•	those assets and liabilities of AOL LLC which relate to the guarantees of indebtedness of Time Warner and other non-AOL subsidiaries will be retained by AOL LLC; and

•	certain leasehold interests and other assets and liabilities which are not material to the AOL business will be retained by AOL LLC.

To effect the transfer of assets and assumption of liabilities, we intend to enter into an Assignment and Assumption Agreement with Time Warner and AOL LLC, pursuant to which AOL LLC will transfer, and we will accept and assume, all of the assets and liabilities of AOL LLC intended to be transferred to us in advance of the separation.

Internal Reorganization. The Separation and Distribution Agreement will describe certain actions related to our separation from Time Warner that will occur prior to the distribution, including the following (collectively referred to herein as the “Internal Transactions”):

•	the conversion of Time Warner’s wholly-owned subsidiary, TW AOL Holdings Inc., into a Virginia limited liability company to be named TW AOL Holdings LLC;

•	our conversion from a Delaware limited liability company to a Delaware corporation and our change of name to AOL Inc.;

•

the series of intercompany transactions that will be undertaken to transfer substantially all of the assets and liabilities of AOL LLC (other than AOL LLC’s guarantees of indebtedness of Time Warner and other non-AOL affiliates of Time Warner, certain leasehold interests and other assets and liabilities which are not material to the AOL business), our wholly-owned subsidiary that currently holds, directly or indirectly, all of the AOL business, to us;

•	the transfer of all of the membership interests in AOL LLC by us to Time Warner and TW AOL Holdings LLC on a pro rata basis;

•	the subsequent transfer by TW AOL Holdings LLC of its entire membership interest in AOL LLC to Time Warner;

•	the transfer by TW AOL Holdings LLC of all of our common stock that it owns to Time Warner;

•

the settlement or forgiveness of most intercompany payables and receivables among us and our subsidiaries and affiliates, on the one hand, and Time Warner and its other subsidiaries and affiliates, on the other hand; and

•	our recapitalization so that the number of outstanding shares of our common stock will be equal to the number of shares to be distributed by Time Warner in the distribution.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us and our subsidiaries and other affiliates, on the one hand, and Time Warner and its other subsidiaries and other affiliates, on the other hand, will terminate effective as of the distribution, except certain agreements and arrangements that are intended to survive the distribution.

Credit Support. We will agree to use reasonable best efforts to arrange, prior to the distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Time Warner or any of its affiliates for the benefit of AOL or any of its affiliates. However, in the event that we have not obtained releases for all such credit support instruments as of the distribution date, Time Warner has agreed to provide ongoing credit support until the earlier of 24 months following the distribution and 30 days after we obtain the right to borrow funds under a permanent post-distribution credit facility, at which time we will be required to provide Time Warner with either letters of credit or guarantees against losses arising from such credit support instruments or otherwise cash collateralize the full amount of such credit support instruments for the benefit of Time Warner in the event that we have not obtained releases. To compensate Time Warner for the credit support it will continue to provide, we expect to pay Time Warner a credit support fee equal to a rate per annum of 4.375% of the principal amount of all existing obligations for which Time Warner will provide credit support under this arrangement. The credit support fee will be subject to prescribed periodic increases over the term of this arrangement.

We currently anticipate that we will require Time Warner to continue to guarantee our obligations under the lease for our corporate headquarters at 770 Broadway, New York, New York. Under the existing guarantee agreement, Time Warner issued to the landlord a guarantee of approximately $10.0 million which can increase to $15.7 million in certain circumstances. We will replace Time Warner as guarantor at the time we arrange permanent bank financing or are able to transfer the obligations to ourselves, but in any event no later than the 24 months permitted by the Separation and Distribution Agreement.

We also currently anticipate that it will be necessary for AOL LLC to continue to act as the guarantor under our leases of office space at 3040 Citiwest and 3044 Citiwest in Dublin, Ireland, and our lease for office space consisting of the ground and first floors at 2/20 Capper Street, London, United Kingdom. Under these leases, AOL LLC, as successor to America Online, Inc., provides a full guarantee of all liabilities for the applicable tenants, each an AOL subsidiary. In the event that we are unable to substitute AOL LLC with AOL Inc. as the guarantor under these leases, our estimated total future obligations subject to Time Warner’s guarantee would be approximately €13.1 million ($19.1 million based on the September 30, 2009 exchange rate) under the Dublin leases and approximately £9.7 million ($15.5 million based on the September 30, 2009 exchange rate) under the London lease. If AOL LLC is liable for any costs as a guarantor, we will indemnify Time Warner under the Separation and Distribution Agreement. In addition, we anticipate that we will replace AOL LLC as the guarantor within the 24 months as specified in the Separation and Distribution Agreement.

Representations and Warranties. In general, neither we nor Time Warner will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances. To the extent that any transfers contemplated by the Separation and Distribution Agreement have not been consummated prior to the distribution, the parties must use reasonable best efforts to effect such transfers as promptly as practicable following the distribution date. In addition, in the event it is discovered after the distribution that there was an omission of the transfer, or the incorrect transfer, of any asset or liability that, had the parties given specific consideration to such asset or liability, would have otherwise been transferred or retained by the relevant party, as the case may be, the parties will use reasonable best efforts to effect any necessary transfer or re-transfer as promptly as practicable following the distribution date.

The Distribution. The Separation and Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution. Prior to the spin-off, Time Warner will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Following the distribution date, the distribution agent will electronically deliver the shares of our common stock to entitled Time Warner shareholders based on the distribution ratio. Time Warner will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the distribution.

Conditions. The Separation and Distribution Agreement will also provide that the distribution is subject to several conditions that must be satisfied or waived by Time Warner in its sole discretion. For further information regarding these conditions, see the section entitled “The Spin-Off—Conditions to the Spin-Off” beginning on page 36 of this Information Statement. Time Warner may, in its sole discretion, determine the record date, the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Exchange of Information. We and Time Warner will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Time Warner will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Until the end of the first full fiscal year following the distribution, each party will also agree to use its reasonable best efforts to assist the other with respect to its financial reporting and audit obligations.

Termination. The Separation and Distribution Agreement will provide that it may be terminated by Time Warner at any time prior to the distribution.

Release of Claims. We and Time Warner will agree to broad releases pursuant to which we will each release the other and its affiliates, successors and assigns and their respective shareholders, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and Time Warner will agree to indemnify each other and each of our respective affiliates, current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities in connection with the spin-off and our respective businesses.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified. The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Time Warner will provide us with certain services for a limited time to help ensure an orderly transition following the distribution.

Under the agreement, Time Warner will provide us with:

•

treasury services for a period of up to 12 months following the spin-off at a cost of $40,000 per month, which services may include consultation regarding our cash management strategies, investment policies, strategies and products, international treasury matters and overall capital structure, support in obtaining debt ratings, hedging execution services and assistance with arranging a long-term revolving credit facility or other long-term financing;

•

construction and project management services in connection with ongoing improvements to our corporate headquarters at 770 Broadway, New York, New York, until the later of three months following the spin-off and the date on which the final project documentation is delivered to us; we will pay Time Warner all third-party vendor costs for the project (which Time Warner will pass through to the vendors) plus a fee for Time Warner’s work equal to 2% of the amount of all third-party vendors’ invoices, with the total liability capped at $1.0 million for the project; and

•

worldwide tax services for a period of up to 12 months following the spin-off at a cost of $62,500 per month, which services may include financial reporting of income taxes, assistance with tax audits and controversies, the provision of general tax consulting and advice, and assistance with ongoing tax compliance (including the preparation and filing of tax returns with the IRS and other tax authorities).

The cost of these services was negotiated between us and Time Warner and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.

The above services represent all of the services currently intended to be provided pursuant to the Transition Services Agreement immediately following the distribution. Time Warner does not anticipate requiring services from us, but the agreement can be amended by mutual consent to add additional services.

Under the Transition Services Agreement, each party will, in its capacity as a service recipient (to the extent it does receive services under the agreement), indemnify the other and each member of its group with respect to the services provided thereunder, except to the extent any liability arises as a result of the service provider’s material breach of the Transition Services Agreement, violation of law, violation of any third party rights and/or gross negligence or wilful misconduct in providing the services. In such event, the relevant service provider will indemnify the service recipient against any loss, which indemnity will be capped at the total amount received by it for services provided pursuant to the Transition Services Agreement.

Either party will be permitted to terminate a service being provided pursuant to the Transition Services Agreement if the other party materially breaches any of its obligations under the agreement and does not cure such breach within 30 days of receiving written notice from the non-defaulting party. In addition, either party in its capacity as a service recipient shall have the ability, upon 90 days’ written notice, to unilaterally terminate one or more services being provided by the other party unless a particular service schedule allows for a shorter period for such termination. Also, either party in its capacity as a service provider will be permitted to terminate a service upon 90 days’ written notice if it ceases to provide such service to members of its group.

Given the short-term nature of the Transition Services Agreement, we are in the process of developing a plan to increase our internal capabilities to eliminate reliance on Time Warner in the future for the services which it will provide us immediately following the distribution.

Second Tax Matters Agreement

We intend to enter into a Second Tax Matters Agreement with Time Warner that will govern the respective rights, responsibilities and obligations of Time Warner and us after the spin-off with respect to all tax matters. As a member of Time Warner’s consolidated U.S. Federal income tax group, we have (and will continue to have following the spin-off) joint and several liability with Time Warner to the IRS for the consolidated U.S. Federal income taxes of the Time Warner group relating to the taxable periods in which we were part of the group. Under the Second Tax Matters Agreement, however, Time Warner will agree to indemnify us against this liability and any similar liability for U.S. Federal, state or local income taxes that are determined on a consolidated, combined, unitary or similar basis for each taxable period in which we are included in such consolidated, combined, unitary or similar group with Time Warner. We will remain responsible for any foreign income taxes and any income taxes that are not determined on a consolidated, combined, unitary or similar basis with Time Warner.

The Second Tax Matters Agreement will provide rules for allocating tax liabilities in the event that the spin-off, together with certain related transactions, is not tax-free. We will agree to indemnify Time Warner for such tax liabilities that are attributable to the failure of certain representations made by us or our affiliates to be true when made or deemed made or to certain other actions or omissions by us or our affiliates. In addition, the Second Tax Matters Agreement includes certain covenants that may restrict our ability to pursue strategic or other transactions that may maximize the value of our business and may discourage or delay a change of control that you may consider favorable.

Though valid as between the parties, the Second Tax Matters Agreement will not be binding on the IRS.

Upon the effectiveness of the Second Tax Matters Agreement, Time Warner will assume the obligation for certain tax positions taken by Time Warner in its consolidated, combined, unitary or similar tax returns with respect to AOL up to the date of the spin-off. As a result, at the date of the spin-off, we expect to reverse the recorded liability to Time Warner related to these tax positions, with an offsetting adjustment to equity.

Also upon the effectiveness of the Second Tax Matters Agreement, Time Warner will retain the deferred tax asset associated with Time Warner equity-based compensation granted to AOL employees. Accordingly, at the date of the spin-off, we expect to reverse the recorded equity-based compensation deferred tax asset with an offsetting adjustment to equity.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with AOL LLC and Time Warner that will set forth our agreements with Time Warner as to certain employment, compensation and benefits matters.

The Employee Matters Agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the distribution. Generally, such assets and liabilities will be transferred from AOL LLC or Time Warner to us. In certain limited instances, however, such assets and liabilities will remain with AOL LLC or Time Warner. In connection with the distribution, we will provide benefit plans and arrangements in which our employees will participate going forward. Generally, vested and certain unvested account balances under Time Warner’s tax-qualified savings plan which relate to our current and former employees will be transferred directly to the tax-qualified savings plan that we will establish.

All obligations pursuant to Time Warner’s nonqualified deferred compensation plans and other agreements providing for the payment of deferred compensation by AOL LLC or Time Warner will remain with AOL LLC or Time Warner, as applicable, following the distribution. Following the distribution, except for our obligation to reimburse Time Warner for certain ongoing administrative expenses, we will have no further financial obligations with respect to any such deferred compensation arrangements.

Stock options and RSUs granted or awarded to our employees under Time Warner’s equity incentive plans will be treated as if the employee was terminated without cause under the relevant award agreement (with the exception of options and RSUs granted or awarded to our Chief Executive Officer, which are described in “Executive Compensation—Actions Taken in 2009—Employment Agreement with Current Chairman and CEO” and which will be treated in the manner described below). All PSUs awarded to our employees under Time Warner’s equity incentive plans will be treated under provisions governing a “divisional change in control” under the relevant award agreement. In connection with our legal and structural separation from Time Warner, the liability to Time Warner relating to awards held by our current and former employees will be settled with Time Warner and, as such, reflected as an adjustment to our equity prior to spin-off. Following the distribution, we will have no further financial obligations with respect to such awards, other than (i) with respect to reporting and withholding of taxes on the awards (certain of those taxes will be reimbursed by Time Warner), (ii) to pay dividend equivalents or Time Warner RSUs (which will be reimbursed by Time Warner) and (iii) to reimburse Time Warner for certain ongoing administrative expenses.

Upon the spin-off, all Time Warner stock options and RSUs held by our Chief Executive Officer will be converted, with appropriate adjustments, into stock options and RSUs of the Company on substantially the same terms and conditions (including vesting) as were applicable to his Time Warner stock options and RSUs immediately prior to the spin-off. Specifically, the Employee Matters Agreement provides that our Chief Executive Officer’s stock options and RSUs will be adjusted in a manner such that the “fair value” and the “intrinsic value” of such awards (each within the meaning of the accounting guidance for equity-based compensation) will be the same immediately before and immediately after the Distribution.

The Employee Matters Agreement will also govern the transfer of employees between Time Warner and us in connection with the distribution, and sets forth obligations for certain reimbursements and indemnities between Time Warner and us relating to such transfer.

Intellectual Property Cross-License Agreement

We intend to enter into an Intellectual Property Cross-License Agreement with Time Warner pursuant to which each party will license, subject to certain terms and conditions, all United States or foreign patent applications or patents owned in whole or in part, as of the distribution date, by it or any of its subsidiaries to the other party on a non-exclusive basis.

The Intellectual Property Cross-License Agreement will contain certain covenants regarding the licensed intellectual property, including covenants by each licensor not to sue the licensee or certain third-party end users under or in respect of the intellectual property licensed to the licensee, and not to materially impair or adversely affect the rights of the licensee in its use of the applicable intellectual property. In addition, the Intellectual Property Cross-License Agreement will provide certain mechanisms to allow the licensee to retain the benefits of its license in any patent or patent application that the licensor abandons or transfers to an affiliate or third party.

Subject to certain restrictions, both us and Time Warner (and our subsidiaries, as applicable) may grant non-exclusive sublicenses to certain third parties under certain patents or patent applications licensed to it by the other party, provided that the third party agrees in writing to comply with the applicable licensee’s obligations under the agreement.

IT Applications and Database Agreement

We intend to enter into an IT Applications and Database Agreement with Time Warner pursuant to which each of us and Time Warner will provide to the other software applications that have been developed internally. Under the Agreement, Time Warner will also transfer to us all AOL-data which currently resides on its databases, and, to the extent necessary for business continuity, continue to provide us access to certain network applications.

Time Warner will also provide us with assistance after the distribution to the extent reasonably necessary to install and implement the software applications and data transfers described above, but only with respect to data transfers not completed before the distribution. Time Warner’s obligation to provide assistance under the agreement is limited to the 100 hours of service and shall not extend beyond 60 days from the later of the date on which such software applications are installed, the date of the last data transfer or the distribution date.

Each party is required to indemnify the other against certain claims arising from or related to the agreement. Except with respect to the indemnity, each party’s liability to the other is capped at $500,000 in the aggregate. The agreement will remain in effect until May 31, 2010.

Master Services Agreement for ATDN and Hosting Services

We intend to enter into a Master Services Agreement with Time Warner pursuant to which we will continue to provide AOL network and hosting services to Time Warner and its subsidiaries after the distribution in a manner consistent with the nature, scope and price of services currently provided to Time Warner and its subsidiaries. The specific services to be provided to Time Warner and its subsidiaries, as well as the applicable payment terms, will be set forth in individual service orders to be entered into between us and each Time Warner entity receiving such services.

We have the right to modify any of our rates, fees and charges at any time, but such changes will not be effective as to any service orders executed prior to such modification. The agreement and any service orders entered into will terminate on December 1, 2011. Any Time Warner entity receiving services from us will be entitled to terminate the agreement as to itself or any service order for any reason by providing us 60 days’ notice.

We are providing such services to Time Warner and its subsidiaries as an accommodation as part of the separation transaction because the transition of such services to another provider will require 12 to 18 months.

Guarantee of Revolving Credit Facility

Under the anticipated terms of the new revolving credit facility we intend to enter into prior to the separation, Time Warner will guarantee our obligations under the facility. For more information on the revolving credit facility and the Time Warner guarantee, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Debt Obligations” on page 79 of this Information Statement.

Ongoing Commercial Agreements

In addition to the above agreements, we are also currently party to various other agreements with Time Warner and its subsidiaries (including Time Inc., Home Box Office, Inc., Warner Bros. Entertainment Inc. and Turner Broadcasting System, Inc.) that are intended to continue post-distribution subject to their existing terms or terms and conditions to be negotiated and agreed to. These agreements cover a range of services, including, but not limited to, advertising sales and advertising placement agreements for Time Warner group print and online media properties (including, among others, cnnmoney.com, sportsillustrated.com, people.com, time.com and golf.com), licensing and content distribution arrangements relating to Time Warner media content, web and sponsored search services agreements for Time Warner’s online media properties and miscellaneous sublease agreements. Except for the agreements described below, we do not consider these agreements with the Time Warner group to be material.

Private Label Publisher Master Services Agreement

Our wholly owned subsidiary, Quigo Technologies, Inc., is currently party to a Private Label Publisher Master Services Agreement with Time Inc., an indirect wholly owned subsidiary of Time Warner, pursuant to which Quigo is the exclusive provider of content-targeted and site search targeted text advertising services to certain of Time Inc.’s and its affiliates’ websites. Quigo made payments to Time Inc. and its affiliates in the amount of $15.4 million for the nine months ended September 30, 2009, and $14.2 million and $6.9 million in 2008 and 2007, respectively, and expects to pay a total of $63.2 million under all existing service orders. The agreement, subject to certain exceptions, shall continue in effect through July 31, 2011.

Search Services Agreement

We are currently party to a Search Services Agreement with Time Inc., pursuant to which we are the exclusive provider of search-based sponsored text links for certain of Time Inc.’s websites (excluding searches targeted to market segments). Under the terms of the agreement, we are required to pay Time Inc. 95% of the revenues generated from advertising results on its websites, less our revenue share payment to Google for such results. We made payments to Time Inc. in the amount of $4.6 million for the nine months ended September 30, 2009, and $2.9 million and $1.1 million in 2008 and 2007, respectively. Although the term of the agreement runs through August 31, 2010, given that Time Inc. will no longer be our affiliate upon completion of the distribution, we will need to either obtain Google’s consent to continue to provide certain services to Time Inc., enter into a separate agreement with an alternative third-party provider or mutually agree to terminate the agreement.

TMZ Arrangement

We are currently party to a Memorandum of Understanding with Telepictures Productions Inc., an indirect wholly-owned subsidiary of Time Warner, governing the operations of TMZ. Our contribution includes the provision of certain technology and the design, development and maintenance of TMZ’s website. Subject to certain performance adjustments and the reimbursement of expenses, revenues are split evenly between the parties. Telepictures received payments of $6.2 million for the nine months ended September 30, 2009, and $12.7 million, $9.6 million and $3.0 million in 2008, 2007 and 2006, respectively.

As part of our separation from Time Warner, the TMZ Memorandum of Understanding between us and Telepictures is expected to be restructured such that Telepictures will assume responsibility for all of TMZ’s ongoing operations. Under the terms of the amended Memorandum of Understanding, we will provide online distribution to TMZ for a fee. This distribution arrangement will terminate on the earlier of December 31, 2010 or the date 12 months after the date AOL is no longer wholly-owned by Time Warner. In addition, we will provide hosting services to TMZ under the Master Services Agreement for ATDN and Hosting Services between Time Warner and us. The financial results related to TMZ are not material to our business.

Other Arrangements

Prior to the separation, we have had various other arrangements with Time Warner, including arrangements whereby Time Warner provides cash management and treasury services to AOL as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” on page 74 of this Information Statement.

As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the separation. We do not consider these arrangements with Time Warner to be material.

Related Party Transactions

Patch Acquisition

On June 10, 2009, we purchased Patch Media Corporation, a news, information and community platform business dedicated to providing comprehensive local information and services for individual towns and communities, for approximately $7.0 million in cash. Approximately $700,000 of the consideration is being held in an indemnity escrow account until the first anniversary of the closing.

At the time of closing, Tim Armstrong, our Chairman and Chief Executive Officer, held, indirectly through Polar Capital Group, LLC (a private investment company which he founded), economic interests in Patch that entitled him to receive approximately 75% of the transaction consideration. Mr. Armstrong’s original investment in Patch, made in December 2007 through Polar Capital, was approximately $4.5 million. In connection with the transaction, Mr. Armstrong, through Polar Capital, waived his right to receive any transaction consideration in excess of his original $4.5 million investment, opting to accept only the return of his initial investment. In addition, Mr. Armstrong elected to return the $4.5 million (approximately $450,000 of which is being held in the indemnity escrow account for a year) that he was entitled to receive in connection with the transaction to us, to be held by us until after the spin-off. As soon as legally permissible, following the spin-off, we will cause to be issued to Polar Capital an amount of AOL common stock equivalent to $4.5 million (minus any amounts held in the indemnity escrow account) based on an average of the high and low market prices on the relevant trading day. The issuance of shares of AOL common stock to Polar Capital will be exempt from registration under Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

Policy and Procedures Governing Related Person Transactions

Our board of directors intends to adopt a written policy for the review and approval of transactions involving related persons, which consist of directors, director nominees, executive officers, persons or entities known to the Company to be the beneficial owner of more than 5% of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons. Under authority delegated by the board of directors, the Nominating and Governance Committee (or its chair, under certain circumstances) will be responsible for applying the policy with the assistance of the General Counsel or his or her designee (if any). Transactions covered by the policy will consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; the Company is, will or may be expected to be a participant; and any related person has or will have a direct material interest or an indirect material interest.

Factors which the Nominating and Governance Committee may take into account in its determination to approve or ratify a transaction will include:

•	the extent of the related person’s interest in the transaction;

•	whether the transaction would interfere with the objectivity and independence of any related person’s judgment or conduct in fulfilling his or her duties and responsibilities to the Company;

•	whether the transaction is fair to the Company and on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances; and

•	whether the transaction is in the best interest of the Company and its shareholders.

The Nominating and Governance Committee may impose such conditions or guidelines as it determines appropriate with respect to any related person transaction it approves or ratifies, including:

•	conditions relating to ongoing reporting to the Committee and other internal reporting;

•	limitations on the dollar amount of the transaction;

•	limitations on the duration of the transaction or the Committee’s approval of the transaction; and

•	other conditions for the protection of the Company and to avoid conferring an improper benefit, or creating the appearance of a conflict of interest.

In addition, the Company anticipates that the policy will include a list of categories of transactions identified by our board of directors as having no significant potential for an actual or apparent conflict of interest or improper benefit to a related person, and thus will not be subject to review by the Nominating and Governance Committee.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of information concerning our capital stock, including material provisions of our amended and restated certificate of incorporation and by-laws, and certain provisions of Delaware law. Our amended and restated certificate of incorporation and by-laws are included as exhibits to our Registration Statement on Form 10, of which this Information Statement is part.

Distribution of Securities

Except as disclosed in “Certain Relationships and Related Party Transactions—Related Party Transactions—Patch Acquisition” on page 160 of this Information Statement, in the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act. See Note 3 to the accompanying audited consolidated financial statements for information about the 5% equity interest in AOL that was sold to Google in April 2006.

Authorized Capital Stock

Immediately following the spin-off, our authorized capital stock will consist of 600.0 million shares of common stock, par value $0.01 per share, and 60.0 million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the spin-off, we estimate that approximately 105.7 million shares of our common stock will be issued and outstanding, based on the number of shares of Time Warner common stock expected to be outstanding as of the record date. The actual number of shares of our common stock outstanding immediately following the spin-off will depend on the actual number of shares of Time Warner common stock outstanding on the record date, and will reflect any issuance of new shares pursuant to Time Warner’s equity plans, including from exercises of stock options and vestings of RSUs or PSUs, and any shares repurchased by Time Warner under its common stock repurchase program, in each case on or prior to the record date.

Dividends. Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Future dividends are dependent on our earnings, financial condition, cash flow and business requirements, as determined by our board of directors. We do not anticipate paying any dividends for the foreseeable future. All decisions regarding the payment of dividends by us will be made by our board of directors from time to time in accordance with applicable law.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Other Rights. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our shareholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and By-laws

Amended and Restated Certificate of Incorporation and By-laws

Certain provisions in our proposed amended and restated certificate of incorporation and by-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Blank Check Preferred Stock. Our amended and restated certificate of incorporation will permit us to issue, without any further vote or action by the shareholders, up to 60.0 million shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Shareholder Action by Written Consent. Our amended and restated certificate of incorporation will expressly exclude the right of our shareholders to act by written consent. Shareholder action must take place at an annual meeting or at a special meeting of our shareholders.

Special Shareholder Meetings. Under our proposed amended and restated by-laws, only our Chairman of the board, Chief Executive Officer, board of directors or any record holders of shares of our common stock representing at least 40% of the outstanding shares of our common stock will be able to call a special meeting of shareholders. For a shareholder to call a special meeting, the shareholder must comply with the requirements set forth in our amended and restated by-laws, including giving notice to our secretary which notice must include the information described in “—Requirements for Advance Notification of Shareholder Nomination and Proposals” below.

Requirements for Advance Notification of Shareholder Nomination and Proposals. Under our proposed amended and restated by-laws, shareholders of record will be able to nominate persons for election to our board of directors or bring other business constituting a proper matter for shareholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the shareholder giving the notice, a representation that such shareholder is a holder of record of our common stock as of the date of the notice, certain information relating to each person whom such shareholder proposes to nominate for election as a director (including a statement as to whether such nominee intends to tender, following their election as a director, an irrevocable offer of resignation effective upon such nominee’s failure to be re-elected and upon acceptance of such resignation by our board of directors), a brief description of any other business and the text of any proposal such shareholder proposes to bring before the meeting and the reason for bringing such proposal, and the name of each person with whom the shareholder is acting in concert with respect to AOL or with whom such shareholder has any agreement, arrangement or understanding (whether written or oral) for the purpose of acquiring, holding, voting or disposing of our common stock or to cooperate in influencing the control of AOL, including details of any such agreement, arrangement or understanding, all shares of our common stock that are beneficially owned or owned of record by such persons, any derivative securities owned by such persons or other similar arrangements with respect to shares of our common stock (including all economic terms), all transactions by such persons involving shares of our common stock or other derivatives or similar instruments entered into or consummated within 60 days prior to the date of such notice, and a representation as to whether any such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to our shareholders.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our amended and restated certificate of incorporation or our amended and restated by-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted under Delaware law, no AOL director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director.

Our amended and restated by-laws will require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of AOL or any of its direct or indirect wholly-owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of AOL or any direct or indirect wholly-owned subsidiary of AOL, or is or was serving at the request of AOL as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our amended and restated by-laws will provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our amended and restated by-laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our amended and restated by-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

Transfer Agent and Registrar

Computershare Trust Company, N.A.

New York Stock Exchange Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “AOL.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Investor Relations

AOL Inc.

770 Broadway

New York, New York 10003-9522

Telephone: 1-877-AOL-1010

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Management of AOL Inc.

We have audited the accompanying consolidated balance sheets of AOL Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the Financial Statement Schedule II listed in the cross-reference sheet to the Registration Statement on Form 10 at Item 15(a)(3). These financial statements and Financial Statement Schedule II are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and Financial Statement Schedule II based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AOL Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related Financial Statement Schedule II, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 5, as of January 1, 2007, AOL Inc. adopted new guidance for uncertainty in income tax positions.

/s/ Ernst & Young LLP

McLean, Virginia

July 27, 2009, except for Note 1 as to which the date is November 2, 2009

AOL Inc.

Consolidated Balance Sheet

($ in millions)

Assets	December 31,
	2008	2007
Current assets:
Cash	$134.7	$151.9
Accounts receivable, net of allowances of $39.8 and $30.9, respectively	500.2	573.6
Receivables from Time Warner	39.5	90.3
Prepaid expenses and other current assets	33.5	190.7
Deferred income taxes	25.8	269.4
Assets held for sale	6.7	—

Total current assets	740.4	1,275.9

Property and equipment, net	790.6	906.5
Long-term receivables from Time Warner	37.7	55.3
Goodwill	2,161.5	3,527.4
Intangible assets, net	369.2	395.7
Long-term deferred income taxes	734.2	634.3
Other long-term assets	27.7	68.0

Total assets	$4,861.3	$6,863.1

Liabilities and Equity
Current liabilities:
Accounts payable	$52.2	$86.4
Accrued compensation and benefits	51.1	198.7
Accrued expenses and other current liabilities	302.4	433.7
Deferred revenue	140.1	164.1
Payables to Time Warner	58.8	212.2
Current portion of notes payable and obligations under capital leases	25.0	74.3

Total current liabilities	629.6	1,169.4

Notes payable and obligations under capital leases	33.7	24.7
Long-term obligations to Time Warner	377.0	327.2
Restructuring liabilities	9.0	16.7
Deferred income taxes	11.5	6.8
Other long-term liabilities	62.8	48.8

Total liabilities	1,123.6	1,593.6

Commitments and contingencies (See Note 9)

Equity
Divisional equity	4,038.6	5,474.1
Accumulated other comprehensive loss, net	(302.4)	(206.9)

Total divisional equity	3,736.2	5,267.2
Noncontrolling interest	1.5	2.3

Total equity	3,737.7	5,269.5

Total liabilities and equity	$4,861.3	$6,863.1

See accompanying notes.

AOL Inc.

Consolidated Statement of Operations

($ in millions, except per share amounts)

	Years ended December 31,
	2008	2007	2006
Revenues
Advertising	$2,096.4	$2,230.6	$1,886.1
Subscription	1,929.3	2,787.9	5,783.6
Other	140.1	162.2	117.0

Total revenues	4,165.8	5,180.7	7,786.7
Costs of revenues	2,278.4	2,652.6	4,129.0
Selling, general and administrative	644.8	964.2	2,199.6
Amortization of intangible assets	166.2	95.9	133.5
Amounts related to securities litigation and government investigations, net of recoveries	20.8	171.4	705.2
Restructuring costs	16.6	125.4	222.2
Goodwill impairment charge	2,207.0	—	—
Gain on disposal of assets and consolidated businesses, net	(0.3)	(682.6)	(770.6)

Operating income (loss)	(1,167.7)	1,853.8	1,167.8
Other income (loss), net	(3.8)	1.2	29.4

Income (loss) from continuing operations before income taxes	(1,171.5)	1,855.0	1,197.2
Income tax provision	355.1	641.7	480.7

Income (loss) from continuing operations	(1,526.6)	1,213.3	716.5
Discontinued operations, net of tax	—	182.1	18.9

Income before cumulative effect of accounting change	(1,526.6)	1,395.4	735.4
Cumulative effect of accounting change, net of tax	—	—	14.3

Net income (loss)	(1,526.6)	1,395.4	749.7
Less: Net loss attributable to noncontrolling interests	0.8	0.7	—

Net income (loss) attributable to AOL Inc.	$(1,525.8)	$1,396.1	$749.7

Amounts attributable to AOL Inc.:
Income (loss) from continuing operations	$(1,525.8)	$1,214.0	$716.5
Discontinued operations, net of tax	—	182.1	18.9
Cumulative effect of accounting change, net of tax	—	—	14.3

Net income (loss) attributable to AOL Inc.	$(1,525.8)	$1,396.1	$749.7

Per share information attributable to AOL Inc. common shareholders:
Basic income (loss) per common share from continuing operations	$(14.44)	$11.49	$6.78
Discontinued operations	—	1.72	0.18
Cumulative effect of accounting change	—	—	0.13

Basic net income (loss) per common share.	$(14.44)	$13.21	$7.09

Diluted income (loss) per common share from continuing operations	$(14.44)	$11.49	$6.78
Discontinued operations	—	1.72	0.18
Cumulative effect of accounting change	—	—	0.13

Diluted net income (loss) per common share.	$(14.44)	$13.21	$7.09

Shares used in computing basic and diluted income per common share (millions)	105.7	105.7	105.7

See accompanying notes.

AOL Inc.

Consolidated Statement of Cash Flows

($ in millions)

	Years ended December 31,
	2008	2007	2006
Operations
Net income (loss)	$(1,526.6)	$1,395.4	$749.7
Adjustments for non-cash and nonoperating items:
Cumulative effect of accounting change, net of tax	—	—	(14.3)
Depreciation and amortization	477.2	498.6	634.3
Asset impairments	2,240.0	16.2	52.2
Gain on disposal of assets and consolidated businesses, net	(0.3)	(682.6)	(770.6)
Equity-based compensation	19.6	32.3	41.2
Amounts related to securities litigation and government investigations, net of recoveries	20.8	171.4	705.2
Other non-cash adjustments	(1.7)	(6.7)	(3.5)
Deferred income taxes	(49.5)	102.2	(14.7)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	73.2	(86.9)	(46.3)
Accrued expenses	(282.9)	(151.3)	(129.7)
Deferred revenue	(21.7)	(123.9)	(95.6)
Other balance sheet changes	(14.5)	38.6	21.7
Adjustments relating to discontinued operations (a)	—	(186.7)	12.6

Cash provided by operations	933.6	1,016.6	1,142.2

Investing Activities
Investments and acquisitions, net of cash acquired	(1,035.4)	(881.4)	(134.0)
Proceeds from disposal of assets and consolidated businesses, net	126.9	1,034.8	836.7
Capital expenditures and product development costs	(172.2)	(280.2)	(387.1)
Investment activities from discontinued operations	—	261.0	—
Other investment proceeds	8.4	8.0	5.1

Cash provided (used) by investing activities	(1,072.3)	142.2	320.7

Financing Activities
Debt repayments	(54.0)	(25.9)	(502.2)
Principal payments on capital leases	(25.1)	(36.1)	(66.3)
Proceeds from sale of member interests	—	—	1,000.0
Excess tax benefits on stock options	2.1	34.4	47.6
Net contribution from (distribution to) Time Warner	210.4	(1,390.3)	(1,670.2)
Other	1.5	(7.4)	(9.7)

Cash provided (used) by financing activities	134.9	(1,425.3)	(1,200.8)

Effect of exchange rate changes on cash	(13.4)	16.9	19.5

Increase (decrease) in cash	(17.2)	(249.6)	281.6

Cash at beginning of period	151.9	401.5	119.9

Cash at end of period	$134.7	$151.9	$401.5

Supplemental disclosures of cash flow information
Cash paid for interest	$10.5	$9.7	$16.1

Cash paid for taxes (b)	$516.6	$741.9	$312.6

(a)	The years ended December 31, 2007 and 2006 included net income from discontinued operations of $182.1 million and $18.9 million, respectively. After considering non-cash expenses, the net gain on sale reported in discontinued operations and working capital related adjustments relating to discontinued operations, net operational cash used by discontinued operations was $4.6 million for the year ended December 31, 2007 and net operational cash provided by discontinued operations was $31.5 million for the year ended December 31, 2006.

(b)	The amount of cash paid for taxes includes $504.2 million, $704.4 million and $307.5 million for the years ended December 31, 2008, 2007 and 2006, respectively, paid to Time Warner under the tax matters agreement. See Note 11 for further information on the tax matters agreement.

See accompanying notes.

AOL Inc.

Consolidated Statement of Equity

($ in millions)

	Divisional Equity	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total Equity
Balance at December 31, 2005	$3,712.3	$(181.7)	$—	$3,530.6
Net income	749.7	—	—	749.7
Unrealized gains (losses) on derivatives and investments, net of tax	—	20.5	—	20.5
Foreign currency translation adjustments	—	8.6	—	8.6
Net transactions with Time Warner (a)	293.2	(99.8)	—	193.4
Other	—	—	3.0	3.0

Balance at December 31, 2006	$4,755.2	$(252.4)	$3.0	$4,505.8

Net income	1,396.1	—	(0.7)	1,395.4
Unrealized gains (losses) on derivatives and investments, net of tax	—	(0.2)	—	(0.2)
Foreign currency translation adjustments	—	45.7	—	45.7
Impact of adopting new accounting guidance	379.3	—	—	379.3
Net transactions with Time Warner (a)	(1,056.5)	—	—	(1,056.5)

Balance at December 31, 2007	$5,474.1	$(206.9)	$2.3	$5,269.5

Net loss	(1,525.8)	—	(0.8)	(1,526.6)
Foreign currency translation adjustments	—	(95.5)	—	(95.5)
Net transactions with Time Warner (a)	90.3	—	—	90.3

Balance at December 31, 2008	$4,038.6	$(302.4)	$1.5	$3,737.7

(a)	In 2006, and in connection with the agreements entered into related to the AOL-Google alliance, AOL made a distribution of substantially its entire investment portfolio, having a carrying value of $190.0 million on the date of the distribution (including unrealized gains, net of tax of $99.8 million), to Time Warner in a tax-free transaction. No gain or loss was recognized by AOL as a result of this distribution. AOL also repaid $707.1 million of amounts owed to Time Warner by AOL’s international subsidiaries. These transactions reduced divisional equity by $897.1 million and increased accumulated other comprehensive loss, net by $99.8 million for the year ended December 31, 2006.

See accompanying notes.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

On May 28, 2009, Time Warner Inc. (“Time Warner”) announced plans for the complete legal and structural separation of its subsidiary, AOL LLC, from Time Warner (also referred to herein as the “spin-off”). On November 2, 2009, Time Warner converted its wholly-owned subsidiary and the immediate parent company of AOL LLC, AOL Holdings LLC, into a Delaware corporation named AOL Inc. (“AOL” or the “Company”). Prior to the spin-off, substantially all of the assets and liabilities that comprise the AOL business will be transferred to AOL. These financial statements have been prepared as if the transfer of assets and liabilities has taken place. The spin-off will be completed by way of a pro rata dividend of AOL shares held by Time Warner to its shareholders as of the record date. Immediately following completion of the spin-off, Time Warner shareholders will own 100% of the outstanding shares of common stock of AOL. After the spin-off, AOL will operate as an independent, publicly-traded company.

AOL is a leading global web services company with an extensive suite of brands and offerings and a substantial worldwide audience. AOL’s business spans online content, products and services that it offers to consumers, publishers and advertisers. AOL is focused on attracting and engaging consumers and providing valuable online advertising services on both its owned and operated properties and third-party websites. We generate advertising revenues from our owned and operated content, products and services, which we refer to as “AOL Media,” through the sale of display and search advertising. A valuable distribution channel for AOL Media is through our AOL-brand subscription access service, which we offer consumers in the United States for a monthly fee. We also generate advertising revenues through the sale of advertising on third-party websites and on digital devices, which we refer to as the “Third Party Network.”

Basis of Presentation

(a)	Basis of Consolidation

The consolidated financial statements include 100% of the assets, liabilities, revenues, expenses and cash flows of AOL, all voting interest entities in which AOL has a controlling voting interest (“subsidiaries”), and those variable interest entities for which AOL is the primary beneficiary in accordance with the consolidation accounting guidance. These financial statements have been prepared as if the transfer of assets and liabilities described in the “Description of Business” section above has taken place. Accordingly, these financial statements present the historical results of the business that will be transferred to AOL Inc. Intercompany accounts and transactions between consolidated companies have been eliminated in consolidation. For each of the periods presented, AOL was a subsidiary of Time Warner. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly-traded company during the periods presented.

In connection with the spin-off, the Company will enter into transactions with Time Warner that either have not existed historically or that are on different terms than the terms of arrangements or agreements that existed prior to the spin-off. In addition, the Company’s historical financial information does not reflect changes that the Company expects to experience in the future as a result of the separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of the business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by AOL if it

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to AOL by Time Warner, including cash management and other treasury services, administrative services (such as government relations, tax, employee benefit administration, internal audit, accounting and human resources), equity-based compensation plan administration, aviation services, insurance coverage and the licensing of certain third-party patents. During the years ended December 31, 2008, 2007 and 2006, AOL incurred $23.3 million, $28.4 million and $35.8 million, respectively, of expenses related to charges for services performed by Time Warner. See Note 11 for further information regarding the allocation of Time Warner corporate expenses.

The Company’s financial instruments include primarily cash, accounts receivable, accounts payable, accrued expenses and other current liabilities. Due to the short-term nature of these assets and liabilities, their carrying amounts approximate their fair value. Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable. The Company maintains its cash balances in the form of money market accounts and overnight deposits with financial institutions that management believes are creditworthy. The Company’s exposure to customer credit risk relates primarily to our advertising customers and individual subscribers to our access service, and is dispersed among many different counterparties, with no single customer having a receivable balance in excess of 10% of total net receivables at December 31, 2008.

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included in the consolidated balance sheet as a component of accumulated other comprehensive loss, net.

(b)	Change in Accounting Principle

The 2006 financial information reflects the cumulative effect of a change in accounting principle upon the adoption of accounting guidance for equity-based compensation. When recording compensation cost for equity awards, this guidance requires companies to estimate the number of equity awards granted that are expected to be forfeited. Prior to the adoption of this guidance, the Company recognized forfeitures when they occurred, rather than using an estimate at the grant date and subsequently adjusting the estimated forfeitures to reflect actual forfeitures. The Company adjusted its 2006 consolidated statement of operations and consolidated statement of cash flows to reflect a benefit of $14.3 million, net of tax, as the cumulative effect of a change in accounting principle upon the adoption of this guidance in the first quarter of 2006, to recognize the effect of estimating the number of awards granted by Time Warner to AOL employees prior to January 1, 2006 that are not ultimately expected to vest.

(c)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the consolidated financial statements include accounting for asset impairments, reserves established for uncollectible accounts, equity-based compensation, depreciation and amortization, business combinations, income taxes, litigation matters and contingencies.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recent Accounting Standards

(a)	Fair Value Measurements

On January 1, 2008, the Company adopted guidance which establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurement. This guidance was adopted on January 1, 2008 and relates to financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring basis and did not have a material impact on the Company’s consolidated financial statements. Certain parts of this guidance related to other nonfinancial assets and liabilities became effective for AOL on January 1, 2009, and is being applied prospectively. This guidance is not expected to have a material impact on the Company’s consolidated financial statements.

(b)	Business Combinations

Accounting guidance issued in December 2007 establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree, (ii) recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In addition, this guidance requires that changes in the amount of acquired tax attributes be included in the Company’s results of operations. This guidance became effective for AOL on January 1, 2009 and is being applied prospectively to business combinations that have an acquisition date on or after January 1, 2009. While this guidance applies only to business combinations with an acquisition date after its effective date, certain amendments pertaining to deferred tax valuation allowances and liabilities for income tax uncertainties are being applied to all deferred tax valuation allowances and liabilities for income tax uncertainties recognized in prior business combinations. The provisions of this guidance will not impact the Company’s consolidated financial statements for prior periods.

(c)	Noncontrolling Interests

Accounting guidance issued in December 2007 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including the accounting treatment upon the deconsolidation of a subsidiary. This guidance became effective for AOL on January 1, 2009 and is being applied prospectively, except for the provisions related to the presentation of noncontrolling interests. Noncontrolling interests have been reclassified to equity in the consolidated balance sheet and excluded from net income in the consolidated statement of operations for all prior periods presented.

(d)	Disclosures about Derivative Instruments and Hedging Activities

Accounting guidance issued in March 2008 establishes enhanced disclosures about how derivative instruments and hedging activities affect an entity’s financial position, financial performance, and cash flows. This guidance became effective for AOL on January 1, 2009 and requires these enhanced disclosures for periods subsequent to the effective date. This guidance is not expected to have a significant impact on the Company’s financial statements.

(e)	Interim Disclosures about Fair Value of Financial Instruments

In April 2009, new guidance was issued which amends the requirements for disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This guidance became effective for AOL on April 1, 2009, will be applied prospectively beginning in the second quarter of 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(f)	Recognition and Presentation of Other-Than-Temporary-Impairments

In April 2009, new guidance was issued which clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired. This guidance became effective for AOL on April 1, 2009, will be applied prospectively beginning in the second quarter of 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

(g)	Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, new guidance was issued which provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. Also, this guidance includes information on identifying circumstances that indicate a transaction is not orderly (i.e., a forced liquidation or distressed sale). This guidance became effective for AOL on April 1, 2009, is being applied prospectively beginning in the second quarter of 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

(h)	Subsequent Events

In May 2009, new guidance was issued which establishes standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. This guidance sets forth (i) the periods after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosure that an entity should make about events or transactions that occurred after the balance sheet date. This guidance became effective for AOL on April 1, 2009, is being applied prospectively beginning in the second quarter of 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

(i)	Variable Interest Entities

In June 2009, new guidance was issued which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has (i) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (ii) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity of the right to receive benefits from the entity that could potentially be significant to the variable interest entity. In addition, this guidance amends the accounting for variable interest entities to (i) require ongoing assessments of whether an entity is the primary beneficiary of a variable interest entity, (ii) eliminates the quantitative approach for determining the primary beneficiary of a variable interest entity, (iii) amends certain guidance for determining whether an entity is a variable interest entity and (iv) requires enhanced disclosures. This guidance will become effective for AOL on January 1, 2010, will be applied retrospectively beginning in the first quarter of 2010 and is not expected to have a material impact on the Company’s consolidated financial statements.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Summary of Significant Accounting Policies

(a)	Uncollectible Accounts

AOL’s receivables consist primarily of two components, receivables from individual subscribers to AOL’s subscription access service and receivables from advertising customers. Management performs separate evaluations of these components to determine if the balances will ultimately be fully collected considering management’s views on trends in the overall receivable agings. In addition, for certain advertising receivables, management prepares an analysis of specific risks on a customer-by-customer basis. Using this information, management reserves an amount that is expected to be uncollectible. At December 31, 2008 and 2007, total reserves for uncollectible accounts were $39.8 million and $30.9 million, respectively.

(b)	Receivables from, and Payables to, Time Warner

Receivables from, and payables to, Time Warner represent amounts due from or to Time Warner and its subsidiaries under various arrangements which are discussed further in Note 11.

(c)	Property and Equipment

Property and equipment are stated at cost. Depreciation, which includes amortization of capitalized software costs and amortization of assets under capital lease, is provided generally on a straight-line basis over the estimated useful lives of the assets. AOL evaluates the depreciation periods of property and equipment to determine whether events or circumstances warrant revised estimates of useful lives. Depreciation expense, recorded in costs of revenues and selling, general and administrative expense, totaled $311.0 million, $402.7 million and $500.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Property and equipment, including assets under capital lease, consist of ($ in millions):

	December 31,		Estimated Useful Lives
	2008	2007
Land (a)	$47.0	$51.8
Buildings	387.1	437.3	15 to 40 years
Capitalized internal-use software costs	908.6	810.1	1 to 5 years
Leasehold improvements	182.0	156.0	5 to 15 years
Furniture, fixtures and other equipment	1,060.0	1,230.4	2 to 15 years

	2,584.7	2,685.6
Less accumulated depreciation	(1,794.1)	(1,779.1)

Total	$790.6	$906.5

(a)	Land is not depreciated.

(d)	Capitalized Software

(i)	Internal-use Software

AOL capitalizes certain costs incurred for the development of internal-use software. These costs, which include the costs associated with coding, software configuration, upgrades and enhancements and are related to both AOL’s internal systems (such as billing and accounting) and AOL’s user-facing Internet offerings, are included in property and equipment, net in the consolidated balance sheet.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(ii)	Capitalized Software Associated with Subscription Access Service

AOL capitalizes costs incurred for the production of computer software that generates the functionality for its subscription access service. Capitalized costs typically include direct labor and related overhead for software produced by AOL, as well as the cost of software purchased from third parties. Costs incurred for a product prior to the determination that the product is technologically feasible (i.e., research and development costs), as well as maintenance costs for established products, are expensed as incurred. Once technological feasibility has been established, development costs are capitalized until the software has completed testing and is mass-marketed. Amortization is recognized on a product-by-product basis using the greater of the straight-line method or the current year revenue as a percentage of total revenue estimates for the related software product, not to exceed five years, commencing the month after the date of the product release. The total net book value of capitalized software costs related to subscription access service was $9.5 million and $32.8 million at December 31, 2008 and 2007, respectively. Such amounts are included in other long-term assets in the consolidated balance sheet. Amortization of capitalized software costs related to our subscription access service was $22.4 million, $62.2 million and $106.2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(iii)	Research and Development

Research and development costs related to our software development efforts, which are expensed as incurred, are included in costs of revenues and totaled $68.8 million, $74.2 million and $114.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. These costs consist primarily of personnel and related costs that are incurred related to the development of software and user-facing Internet offerings that do not qualify for capitalization.

(e)	Leases

The Company leases operating equipment and office space in various locations worldwide. Lease obligations are classified as operating leases or capital leases, as appropriate. Leased property that meets the capital lease criteria is capitalized and the present value of the future minimum lease payments is recorded as an asset under capital lease and related capital lease obligation in the consolidated balance sheet.

Rent expense under operating leases is recognized on a straight-line basis over the lease term taking into consideration scheduled rent increases or any lease incentives.

(f)	Intangible Assets

AOL has a significant number of intangible assets, including acquired technology, trademarks and customer relationships. AOL does not recognize the fair value of internally generated intangible assets. Intangible assets acquired in business combinations are recorded at fair value on the Company’s consolidated balance sheet and are amortized over estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. AOL did not have any impairments of intangible assets during 2008, 2007 or 2006.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(g)	Asset Impairments

(i)	Goodwill

Goodwill is tested annually for impairment during the fourth quarter or earlier in the year upon the occurrence of certain events or substantive changes in circumstances. The testing of goodwill for impairment is required to be performed at the level referred to as the reporting unit. A reporting unit is either the “operating segment level” or one level below, which is referred to as a “component.” For purposes of AOL’s goodwill impairment test, AOL considers itself to be a single reporting unit.

Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of a reporting unit to its carrying amount, including goodwill. In performing the first step, the Company determines the fair value of its reporting unit using a combination of a discounted cash flow (“DCF”) analysis and a market-based approach. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. If the carrying amount of a reporting unit exceeds its estimated fair value, then the second step of the goodwill impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with its goodwill carrying amount to measure the amount of impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. In other words, the estimated fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

(ii)	Long-Lived Assets

Long-lived assets, including finite-lived intangible assets (e.g., acquired technology and customer relationships), do not require that an annual impairment test be performed; instead, long-lived assets are tested for impairment upon the occurrence of a triggering event. Once a triggering event has occurred, the impairment test is based on whether the intent is to hold the asset for continued use or to hold the asset for sale. If the intent is to hold the asset for continued use, the impairment test first requires a comparison of estimated undiscounted future cash flows generated by the asset group against the carrying value of the asset group. If the carrying value of the asset group exceeds the estimated undiscounted future cash flows, the asset would be deemed to be impaired. Impairment would then be measured as the difference between the estimated fair value of the asset and its carrying value. Fair value is generally determined by discounting the future cash flows associated with that asset. If the intent is to hold the asset for sale and certain other criteria are met (i.e., the asset can be disposed of currently, appropriate levels of authority have approved the sale and there is an active program to locate a buyer), the impairment test involves comparing the asset’s carrying value to its estimated fair value. To the extent the carrying value is greater than the asset’s estimated fair value, an impairment loss is recognized for the difference. AOL recorded non-cash impairments of $33.0 million, $16.2 million and $52.2 million in 2008, 2007 and 2006, respectively, included in costs of revenues in the consolidated statement of operations. The impairment charge recorded in 2008 related primarily to asset write-offs in connection with facility consolidations. The impairment charge recorded in 2007 related primarily to impairments of certain capitalized software no longer being used by AOL. The impairment charge recorded in 2006 related primarily to impairments of certain capitalized software and fixed asset write-offs in connection with the closing of a leased office facility.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(h)	Revenues

The Company generates revenue primarily from advertising and from its subscription access service. Revenue is recognized when persuasive evidence of an arrangement exists, performance under the contract has begun, the contract price is fixed or determinable and collectibility of the related fee is reasonably assured.

(i)	Advertising Revenues

Advertising revenues are generated through the display of graphical advertisements, the display of sponsored links to an advertiser’s website that are associated with search results, the display of contextual links to an advertiser’s website, as well as other performance-based advertising transactions. Advertising revenues derived from impression-based contracts, in which AOL provides impressions in exchange for a fixed fee (generally stated as cost-per-thousand impressions), are generally recognized as the impressions are delivered. An “impression” is delivered when an advertisement appears in pages viewed by users. Revenues derived from time-based contracts, in which AOL provides a minimum number of impressions over a specified time period for a fixed fee, are recognized on a straight-line basis over the term of the contract, provided that AOL is meeting its obligations under the contract (e.g., delivery of impressions). Advertising revenues derived from contracts where AOL is compensated based on certain performance criteria are recognized as AOL completes the contractually specified performance. Performance can be measured in terms of “click-throughs” when a user clicks on a company’s advertisement or other user actions such as product/customer registrations, survey participation, sales leads or product purchases.

In addition to advertising revenues generated on AOL Media, the Company also generates revenue from its advertising offerings on its Third Party Network, which consist primarily of sales of display advertising on behalf of third parties on a cost-per-impression basis, or a fixed-fee basis or on a pay-for-performance basis.

(ii)	Gross versus Net Revenue Recognition

In the normal course of business, the Company sometimes acts as or uses an intermediary or agent in executing transactions with third parties. The determination of whether revenue should be reported gross or net is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. If the Company is acting as a principal in a transaction, the Company reports revenue on a gross basis. If the Company is acting as an agent in a transaction, the Company reports revenue on a net basis. In determining whether the Company acts as the principal or an agent, the Company follows accounting guidance for principal agent considerations.

(iii)	Multiple-Element Transactions

Management analyzes contracts with multiple elements under the accounting guidance for revenue recognition in multiple-element arrangements. Specifically, if the Company enters into sales contracts for the sale of multiple products or services, then the Company evaluates whether the delivered elements have value to the customer on a standalone basis, and whether it has fair value evidence for each undelivered element in the transaction. If these criteria are met, then the Company accounts for each deliverable in the transaction separately. The Company generally recognizes revenue for other contractual elements on a straight-line basis over the contractual performance period for time-based elements or once specified deliverables have been provided to the customer. If the Company is unable to determine fair value for one or more undelivered elements in the transaction, the Company recognizes revenue associated with the aggregate contract value on a straight-line basis over the term of the agreement, provided that AOL is meeting its obligations under the contract.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(iv)	Contemporaneous Purchases and Sales

In the normal course of business, AOL enters into transactions in which it purchases a product or service and contemporaneously negotiates a contract for the sale of advertising to the customer. Contemporaneous transactions may also involve circumstances where the Company is purchasing or selling products and services and settling a dispute. Such arrangements, although negotiated contemporaneously, may be documented in one or more contracts.

The Company’s accounting policy for each transaction negotiated contemporaneously is to record each element of the transaction based on the respective estimated fair values of the products or services purchased and the fair values of the products or services sold. If the Company is unable to determine the fair value of one or more of the elements being purchased, revenue would be recognized for the contemporaneous transactions on a net basis.

(v)	Subscription Revenues

The Company earns revenue from its subscription access service in the form of monthly fees paid by subscribers to its dial-up Internet access service, and such revenues are recognized as the service is provided.

(vi)	Other Revenues

Other revenues are related primarily to the Company’s licensing of ad serving technology and are recognized as those services are provided to customers. Other revenues also include fees associated with the Company’s mobile email and instant messaging functionality which are generally recognized based on usage of the messaging functionality at contractually specified rates, and historically, transition support services provided to the purchasers of the European access service businesses, which were recognized as the services were provided. The agreements to provide transition support services to the purchasers of the European access service businesses ended in 2008.

(i)	Traffic Acquisition Costs

AOL incurs costs through arrangements in which it acquires online advertising inventory from publishers for resale to advertisers and arrangements whereby partners distribute AOL’s free products or services or otherwise direct traffic to AOL Media. AOL considers these costs to be traffic acquisition costs or “TAC.” TAC arrangements have a number of different economic structures, the most common of which are: (i) payments based on a cost-per-thousand impressions or based on a percentage of the ultimate advertising revenues generated from the advertising inventory acquired for resale, (ii) payments for direct traffic delivered to AOL Media priced on a per-click basis (e.g., search engine marketing fees) and (iii) payments to partners in exchange for distributing AOL products to their users (e.g., agreements with computer manufacturers to distribute the AOL toolbar or a co-branded web portal on computers shipped to end users). These arrangements can be on a fixed-fee basis (which often carry reciprocal performance guarantees by the counterparty), on a variable basis or, in some cases, a combination of the two. TAC agreements with fixed payments are typically expensed ratably over the term of the agreement. TAC agreements with variable payments are typically expensed based on the volume of the underlying activity at the specified contractual rates. TAC agreements with a combination of a fixed fee for a minimum amount of traffic delivered or other underlying activity and variable payments for delivery or performance in excess of the minimum are typically recognized into expense at the higher of straight-line or actual performance, taking into account counterparty performance to date and the projected counterparty performance over the term of the agreement.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(j)	Advertising Costs

The Company expenses advertising costs as they are incurred, which is when the advertising is first exhibited or displayed. Advertising expense to third parties was $117.0 million, $301.1 million and $1,186.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, the Company had prepaid advertising costs of $3.4 million and $5.7 million at December 31, 2008 and 2007, respectively, recorded in prepaid expenses and other current assets in the consolidated balance sheet.

(k)	Income Statement Classification of Taxes Collected from Customers

AOL collects value added taxes from customers and remits such taxes to the appropriate governmental authority, and accounts for the taxes collected and remitted on a net basis (excluded from revenues).

(l)	Income Taxes

Time Warner and its domestic subsidiaries, including AOL prior to the spin-off, file a consolidated U.S. Federal income tax return. Income taxes as presented in the consolidated financial statements attribute current and deferred income taxes of Time Warner to AOL in a manner that is systematic, rational and consistent with the asset-and-liability method prescribed by the accounting guidance for income taxes. AOL’s income tax provision is prepared under the “separate return method.” The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if AOL were a separate taxpayer and a standalone enterprise.

Income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense) are recorded based on amounts refundable or payable in the current year and include the results of any difference between GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating loss, capital loss and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines it is more likely than not that some portion or all of the deferred tax asset will not be realized.

With respect to uncertain tax positions, we recognize in the consolidated financial statements those tax positions determined to be “more likely than not” of being sustained upon examination, based on the technical merits of the positions. The Company adjusts its tax reserve estimates periodically because of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The consolidated tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate and any related estimated interest. The reserve for uncertain income tax positions is included in long-term related party payables in the consolidated balance sheet, as the amounts relate to positions taken in Time Warner’s consolidated tax return. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. For further information, see Note 5.

(m)	Equity-Based Compensation

Until consummation of the separation from Time Warner, AOL participates in Time Warner’s stock-based compensation plans and records compensation expense based on the equity awards granted to AOL employees. In accounting for these awards, the Company follows the accounting guidance for equity-based compensation, which requires that a company measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Generally, stock options granted to employees vest ratably over a four-year period, and the cost associated with these awards is recognized in the consolidated statement of operations on a straight-line basis over the period during which an employee is required to provide

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

service in exchange for the award. This accounting guidance also requires that excess tax benefits, as defined, realized from the exercise of stock options be reported as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations. See Note 6 for additional information on equity-based compensation.

The grant-date fair value of a Time Warner stock option is estimated using the Black-Scholes option-pricing model, consistent with the accounting guidance for equity-based compensation. Time Warner determines the volatility assumption for these stock options using implied volatilities data from its traded options. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical exercise experience of AOL employees. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. Time Warner determines the expected dividend yield percentage by dividing the expected annual dividend by the market price of Time Warner common stock at the date of grant.

(n)	Income (Loss) per Common Share

On November 2, 2009, the Company converted from AOL Holdings LLC, a limited liability company wholly owned by Time Warner, to AOL Inc., a corporation wholly owned by Time Warner, and issued 105.7 million shares of $0.01 par value common stock. This share amount is being utilized for the calculation of basic income (loss) per common share for all periods presented. In addition, the same number of shares is being used for diluted income (loss) per common share as for basic income (loss) per common share as no common stock of the Company existed prior to November 2, 2009 and no dilutive securities of the Company were outstanding for any prior period.

(o)	Discontinued Operations

In determining whether a group of assets disposed (or to be disposed) of should be presented as a discontinued operation, the Company makes a determination of whether the group of assets being disposed of comprises a component of the entity; that is, whether it has historic operations and cash flows that can be clearly distinguished (both operationally and for financial reporting purposes). The Company also determines whether the cash flows associated with the group of assets have been significantly (or will be significantly) eliminated from the ongoing operations of the Company as a result of the disposal transaction and whether the Company has no significant continuing involvement in the operations of the group of assets after the disposal transaction. If these determinations can be made affirmatively, the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from continuing operating results of the Company in the consolidated financial statements. See Note 3 for additional information.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(p)	Comprehensive Income (Loss)

Comprehensive income (loss) is included within equity in the consolidated balance sheet and consists of net income (loss) and other gains and losses affecting equity that, under GAAP, are excluded from net income (loss). For AOL, such items consist primarily of foreign currency translation gains (losses). The following table sets forth other comprehensive income (loss), net of tax, accumulated in equity ($ in millions).

	Foreign currency translation gains (losses)	Net unrealized gains (losses) on securities (a)	Net derivative financial instrument gains (losses)	Net accumulated other comprehensive income (loss)
Balance at December 31, 2005	$(261.9)	$81.9	$(1.7)	$(181.7)
2006 activity	8.6	(81.9)	2.6	(70.7)

Balance at December 31, 2006	(253.3)	—	0.9	(252.4)
2007 activity	45.7	0.1	(0.3)	45.5

Balance at December 31, 2007	(207.6)	0.1	0.6	(206.9)
2008 activity	(95.5)	(0.1)	0.1	(95.5)

Balance at December 31, 2008	$(303.1)	$—	$0.7	$(302.4)

(a)	In connection with the agreements entered into related to the AOL-Google alliance as described in Note 3, AOL made a distribution of substantially its entire investment portfolio to Time Warner. No gain or loss was recognized by AOL as a result of this distribution.

(q)	Restructuring Costs

Restructuring costs consist primarily of employee termination benefits, contract termination costs and lease exit costs. One-time termination benefits are recognized as a liability at estimated fair value when the plan of termination has been communicated to employees and certain other criteria are met. With respect to certain contractual termination benefits or employee terminations in certain foreign countries, a liability for termination benefits is recognized at estimated fair value when it is probable that amounts will be paid to employees and such amounts are reasonably estimable. Contract termination costs are recognized as a liability at fair value when a contract is terminated in accordance with its terms, or when AOL has otherwise executed a written termination of the contract. When AOL ceases using a facility under an operating lease, AOL records a liability for the present value of the remaining lease payments, net of estimated sublease income. Costs associated with exit activities are reflected as restructuring costs in the consolidated statement of operations. See Note 7 for additional information about the Company’s restructuring activities.

(r)	Loss Contingencies

In the normal course of business, the Company is involved in legal proceedings, tax audits and other contingencies that give rise to potential loss contingencies. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In situations where the Company can determine a best estimate within the range of potential loss, the Company records the best estimate of the potential loss as a liability. In situations where the Company has determined a range of loss, but no amount within the range is a better estimate than any other amount within the range, the Company records the minimum amount of the range of loss as a liability.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - GOODWILL AND INTANGIBLE ASSETS

(a)	Goodwill

Goodwill includes preliminary estimates of goodwill for recently acquired companies. These amounts may vary in the future as purchase price allocations are finalized. A summary of changes in the Company’s goodwill related to continuing operations during the years ended December 31, 2008 and 2007 is as follows ($ in millions):

	Years Ended December 31,
	2008	2007

Beginning balance	$3,527.4	$2,883.6
Acquisitions, dispositions and adjustments	889.9	625.9
Impairments	(2,207.0)	—
Translation adjustments	(48.8)	17.9

Year-end balance	$2,161.5	$3,527.4

In connection with the annual goodwill impairment analysis performed during the fourth quarter of 2008, AOL determined that the carrying value of its goodwill was impaired and, accordingly, recorded a goodwill impairment charge of $2,207.0 million to write goodwill down to its implied fair value.

In performing the first step (“Step 1”) of the goodwill impairment test, AOL compared the carrying amount of its reporting unit to its estimated fair value. In determining the estimated fair value of its reporting unit, the Company used a combination of a DCF analysis and a market-based approach. As noted in the summary of the Company’s critical accounting policies, determining estimated fair values requires the exercise of significant judgment. As a result of the significant economic downturn in the last few months of 2008, determining the fair value of AOL was even more judgmental than it has been in the past. In particular, the global economic recession has resulted in, among other things, increased unemployment, lower consumer confidence and reduced business and consumer spending. These factors reduced AOL’s visibility into long-term trends and dampened AOL’s expectations of future business performance. Consequently, estimates of future cash flows used in the fourth quarter 2008 DCF analysis were moderated, in some cases significantly, relative to the estimates used in the fourth quarter 2007 DCF analysis due primarily to reduced expectations for advertising revenues. The discount rates utilized in the DCF analysis reflect market-based estimates of the risks associated with the projected cash flows of AOL’s reporting unit. The discount rates utilized in the DCF analysis were increased to reflect increased risk due to current economic volatility to a range of 13% to 15% in 2008 from 12% in 2007. In addition, the terminal growth rates used for AOL’s advertising revenues in the DCF analysis were decreased to a range of 2.5% to 3% in 2008 from 4.5% in 2007. The results of the DCF analysis were corroborated with other value indicators where available, such as a comparable company earnings approach.

The results of the Step 1 process indicated that there was a potential impairment of goodwill, as the carrying amount of the Company’s reporting unit exceeded its estimated fair value. As a result, the second step (“Step 2”) of the goodwill impairment test was performed. The implied fair value of goodwill determined in the Step 2 analysis was determined by allocating the fair value of the Company’s reporting unit to its assets and liabilities (including any unrecognized intangible assets) as if the Company’s reporting unit had been acquired in a business combination and the fair value of AOL was the purchase price. As a result of the Step 2 analysis, AOL recorded a goodwill impairment of $2,207.0 million with a corresponding reduction to the carrying value of goodwill.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(b)	Intangible Assets

The Company’s intangible assets and related accumulated amortization at December 31, 2008 and 2007 consisted of the following ($ in millions):

	December 31, 2008			December 31, 2007
	Gross	Accumulated Amortization (a)	Net	Gross	Accumulated Amortization (a)	Net
Acquired technology	$886.2	$(704.7)	$181.5	$855.8	$(632.2)	$223.6
Customer relationships	215.1	(99.1)	116.0	173.7	(56.7)	117.0
Trade names	97.0	(39.3)	57.7	57.5	(22.2)	35.3
Other intangible assets	56.8	(42.8)	14.0	39.2	(19.4)	19.8

Total	$1,255.1	$(885.9)	$369.2	$1,126.2	$(730.5)	$395.7

(a)	Amortization of intangible assets is provided generally on either an accelerated or straight-line basis over their respective useful lives, which range from two to seven years. The Company evaluates the useful lives of its finite-lived intangible assets each reporting period to determine whether events or circumstances warrant revised estimates of useful lives.

The Company recorded amortization expense of $166.2 million, $95.9 million and $133.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. Based on the amount of intangible assets as of December 31, 2008, the estimated amortization expense for each of the succeeding five years ending December 31 is as follows ($ in millions):

2009	$138.3
2010	132.1
2011	84.6
2012	14.2
2013 and thereafter	—

These amounts may vary as acquisitions and dispositions occur in the future.

NOTE 3 - BUSINESS ACQUISITIONS, DISPOSITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Significant 2008 Acquisitions

AOL completed the following significant acquisitions during 2008:

(a)	Bebo, Inc.

On May 14, 2008, the Company completed the acquisition of Bebo, Inc. (“Bebo”), a global social media network, for $859.8 million, net of cash acquired, of which $852.0 million was paid in cash in May 2008, and $7.8 million of which was paid by the Company in the first quarter of 2009. AOL recognized $765.8 million of goodwill and $86.5 million of intangible assets related to this acquisition.

(b)	Perfiliate Limited (doing business as buy.at)

On February 5, 2008, the Company completed the acquisition of Perfiliate Limited (“buy.at”), a company based in the United Kingdom which provides performance-based advertising services to advertisers, for $125.2 million in cash, net of cash acquired. AOL recognized $99.3 million of goodwill and $32.5 million of intangible assets related to this acquisition.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The results of operations of Bebo and buy.at have been included in the Company’s consolidated financial statements from their respective dates of acquisition, and were not material to the Company’s consolidated results in 2008. These businesses were acquired to attract and engage more Internet users and provide advertising services to customers, which, along with market conditions at the time of acquisition, contributed to purchase prices that resulted in the recognition of goodwill. The intangible assets associated with these acquisitions consist primarily of acquired technology to be amortized on a straight-line basis over a weighted-average period of four years, customer relationships to be amortized on an accelerated basis over a weighted-average period of four years and trade names and other intangible assets to be amortized on an accelerated basis over a weighted-average period of four years.

Significant 2007 Acquisitions

AOL completed the following significant acquisitions during 2007:

(a)	Quigo Technologies Inc.

On December 19, 2007, the Company completed the acquisition of Quigo Technologies Inc. (now Quigo Technologies LLC), a site- and content-targeted advertising company, for $346.4 million in cash, net of cash acquired. AOL recognized $239.6 million of goodwill and $133.5 million of intangible assets related to this acquisition.

(b)	TACODA Inc.

On September 6, 2007, the Company completed the acquisition of TACODA, Inc. (now TACODA LLC), an online behavioral targeting advertising company, for $273.9 million in cash, net of cash acquired. AOL recognized $219.1 million of goodwill and $47.2 million of intangible assets related to this acquisition.

(c)	ADTECH AG

On May 15, 2007, the Company acquired a majority ownership stake in ADTECH AG (“ADTECH”), an international online ad serving network, for $88.1 million in cash, and acquired the remaining outstanding shares of ADTECH during the second, third and fourth quarters of 2007 for an additional $17.8 million, such that the Company owned 100% of the shares of ADTECH at December 31, 2007. AOL recognized $89.2 million of goodwill and $23.0 million of intangible assets related to this acquisition.

(d)	Third Screen Media, Inc.

On May 15, 2007, the Company completed the acquisition of Third Screen Media, Inc. (now Third Screen Media LLC), a mobile advertising company and mobile ad serving management platform provider, for $105.4 million in cash, net of cash acquired. AOL recognized $76.2 million of goodwill and $29.0 million of intangible assets related to this acquisition.

The results of operations of these acquired businesses have been included in the Company’s consolidated financial statements from their respective dates of acquisition, and were not material to the Company’s consolidated results in 2007. These businesses were acquired to attract and engage more Internet users and provide advertising services to customers, which, along with market conditions at the time of acquisition, contributed to purchase prices that resulted in the recognition of goodwill. The intangible assets consist primarily of acquired technology to be amortized on a straight-line basis over a weighted-average period of three years and customer relationships to be amortized on an accelerated basis over a weighted-average period of three years.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2006 Acquisitions

The Company did not complete any individually significant acquisitions during 2006. During 2006, the Company acquired the following three businesses for an aggregate purchase price of $111.5 million in cash, net of cash acquired:

•	Lightningcast, an online advertising company specializing in advertising displayed in streaming video, acquired on May 17, 2006;

•	Userplane, a web company that has developed web-based chat and messaging tools designed for use in community websites, acquired on August 9, 2006; and

•	Relegence, an online news and information aggregator, acquired on November 6, 2006.

The results of operations of these acquired businesses have been included in the Company’s consolidated financial statements from their respective dates of acquisition, and were not material to the Company’s consolidated results in 2006. The Company recorded $79.8 million of goodwill and $32.3 million of intangible assets related to these acquisitions. These businesses were acquired to attract and engage more Internet users and take advantage of the growth in online advertising by providing advertising services to customers, which, along with market conditions at the time of acquisition, contributed to purchase prices that resulted in the recognition of goodwill. The intangible assets consist primarily of acquired technology to be amortized on a straight-line basis over a weighted-average period of three years and customer relationships to be amortized on a straight-line basis over a weighted-average period of three years.

Sales of European Access Service Businesses

On February 28, 2007, the Company completed the sale of its German access service business to Telecom Italia S.p.A. for $849.6 million in cash, resulting in a net pre-tax gain of $668.2 million, calculated as the excess of the cash proceeds over the carrying value of the net assets sold (including goodwill allocated to the sale of $136.4 million). In connection with this sale, the Company entered into a separate agreement to provide ongoing web services, including content, e-mail and other online tools and services, to Telecom Italia S.p.A., which expires on February 26, 2012; however, Telecom Italia S.p.A. has a right to terminate the web services agreement effective August 31, 2010 if certain revenue thresholds are not achieved by February 26, 2010. For the years ended December 31, 2007 and 2006, AOL’s German access service business had subscription revenues of $88.2 million and $538.3 million, respectively.

On October 31, 2006, the Company completed the sale of its French access service business to Neuf Cegetel S.A. (which has since been acquired by SFR S.A.) for approximately $360.5 million in cash. On December 29, 2006, the Company completed the sale of its United Kingdom access service business to the Carphone Warehouse Group PLC for approximately $712.1 million in cash, $476.2 million of which was paid at closing and the remainder of which was paid over the 18 months following the closing. At December 31, 2007, the balance due from the Carphone Warehouse Group PLC of $140.1 million was included in prepaid expenses and other current assets in the consolidated balance sheet. This amount was paid to the Company in 2008. The Company recorded pre-tax gains on the sales of the French and United Kingdom access service businesses of $767.4 million, calculated as the excess of the cash proceeds over the carrying value of the net assets sold (including goodwill allocated to the sales of $181.2 million). In connection with the sales of the French and United Kingdom access service businesses, the Company entered into separate agreements to provide ongoing web services, including content, e-mail and other online tools and services, to the respective purchasers of these businesses. The web services agreement with the Carphone Warehouse Group PLC expires on December 28, 2011. The web services agreement with SFR S.A. expires December 31, 2011, with AOL having the option to continue selling advertising on behalf of SFR S.A. for an additional year thereafter. For the year ended December 31, 2006, AOL’s French and United Kingdom access service businesses had subscription revenues of $1,023.3 million.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

As a result of the historical interdependency of AOL’s European access service and web services businesses, the historical cash flows and operations of the European access service and web services businesses were not clearly distinguishable. Accordingly, AOL’s European access service businesses have not been reflected as discontinued operations in the consolidated financial statements.

Asset Dispositions

On December 28, 2007, AOL completed the sale of a building in Reston, Virginia, for a net sales price of $43.4 million, which resulted in a pre-tax gain of $15.8 million.

During 2006, AOL closed its call center facility located in Jacksonville, Florida, and recorded an asset impairment of $5.0 million to reduce the carrying value of the building and certain related fixed assets to their estimated fair value. On April 2, 2007, AOL completed the sale of the Jacksonville facility for $16.5 million in cash, less closing costs. The net sales price approximated the book value of the assets sold as of that date.

Divestitures of Certain Wireless Businesses

On August 24, 2007, the Company completed the sale of Tegic Communications, Inc. (“Tegic”) to Nuance Communications, Inc. for $265.0 million in cash, which resulted in a pre-tax gain of approximately $201.4 million. In addition, in the third quarter of 2007, the Company transferred the assets of Wildseed LLC (“Wildseed”) to a third party to settle an outstanding dispute. The Company recorded a pre-tax charge of $6.5 million related to this divestiture in the second quarter of 2007 and an impairment charge of $18.5 million on the long-lived assets of Wildseed in the first quarter of 2007. All amounts related to both Tegic and Wildseed have been reflected as discontinued operations for all periods presented.

Financial data associated with the Tegic and Wildseed businesses reflected as discontinued operations in 2007 and 2006 is as follows ($ in millions):

	Year Ended December 31,
	2007	2006

Total revenues	$43.0	$79.5
Pre-tax income (loss) (before gain on sale of business)	(29.1)	29.0
Gain on sale of business	201.4	—
Income tax (provision) benefit	9.8	(10.1)
Net income attributable to AOL Inc.	182.1	18.9

AOL-Google Alliance

During December 2005, AOL announced that it was expanding its strategic alliance with Google. As part of this alliance, on April 13, 2006, Time Warner completed its issuance of a 5% equity interest in AOL to Google for $1,000 million in cash.

Under the alliance, Google continues to provide search services to AOL and a revenue share for searches conducted on AOL Media, which AOL recognizes as advertising revenues when earned. Additionally, AOL continues to pay Google a license fee for the use of its search technology, which AOL recognizes as costs of revenues when such amounts have been incurred. Other key aspects of the alliance, and the related accounting, include:

•	AOL Marketplace. Creating an “AOL Marketplace” through white labeling of Google’s advertising technology, which enables AOL to sell search-based advertising directly to certain advertisers on AOL

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Media. AOL records as advertising revenue the sponsored-links advertising sold and delivered to third parties. Amounts paid to Google for Google’s share in the sponsored-links advertising sold on the AOL Marketplace are recognized as costs of revenues in the period the advertising is delivered.

•

Distribution and Promotion. Providing AOL $300 million of marketing credits for promotion of AOL’s content on Google-owned Internet properties as well as $100 million of AOL/Google co-sponsored promotion of AOL Media. The Company believes that this is an advertising barter transaction in which distribution and promotion is being provided in exchange for AOL agreeing to dedicate its search business to Google on an exclusive basis (except in certain limited circumstances). Because the criteria for recognizing revenue in advertising barter arrangements have not been met, no revenue or expense is being recognized on this portion of the arrangement.

•

Google AIM Development. Enabling Google Talk and AIM instant messaging users to communicate with each other provided certain conditions are met. Because this agreement does not provide for any revenue share or other fees, there is no accounting for this arrangement.

On July 8, 2009, Time Warner repurchased Google’s 5% interest in us for $283.0 million, which amount included a payment in respect of Google’s pro rata share of cash distributions to Time Warner by AOL attributable to the period of Google’s investment in AOL. Following this purchase, AOL became a 100%-owned subsidiary of Time Warner.

NOTE 4 - LONG-TERM DEBT AND OTHER FINANCING ARRANGEMENTS

Long-term debt and other financing arrangements consist of ($ in millions):

	Weighted-Average Interest Rate at December 31, 2008		Outstanding Debt
		Maturities	December 31, 2008	December 31, 2007
Fixed-rate mortgages			$—	$54.0
Capital lease obligations			58.7	45.0

Total debt and capital lease obligations	5.73%	2009-2012	58.7	99.0
Debt due within one year			(25.0)	(74.3)

Total long-term debt			$33.7	$24.7

Fixed-Rate Mortgages

During 2008, various property mortgages outstanding in the amount of $54.0 million were repaid in full.

During 2007, a commercial mortgage in the amount of $23.7 million was paid off early due to the sale of the related building. See “Asset Dispositions” section in Note 3 for additional information.

Capital Leases

Assets recorded under capital lease obligations totaled $275.3 million and $371.3 million at December 31, 2008 and 2007, respectively. Related accumulated amortization totaled $215.9 million and $326.0 million at December 31, 2008 and 2007, respectively.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Future minimum capital lease payments at December 31, 2008 are as follows ($ in millions):

2009	$27.6
2010	21.5
2011	11.1
2012	3.1
2013 and thereafter	—

Total	63.3
Amount representing interest	(4.6)

Present value of minimum lease payments	58.7
Current portion	(25.0)

Total long-term portion	$33.7

Interest Expense and Maturities

Interest expense amounted to $8.0 million, $9.7 million and $15.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The weighted-average interest rate on AOL’s total debt was 5.73% and 6.40% at December 31, 2008 and 2007, respectively. The rate on debt due within one year was 5.71% at December 31, 2008.

NOTE 5 - INCOME TAXES

AOL has historically been included in Time Warner’s consolidated income tax return filings. AOL’s income taxes are computed and reported herein under the “separate return method.” The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if AOL were a separate taxpayer and a standalone enterprise.

Domestic and foreign income before income taxes, discontinued operations and cumulative effect of accounting changes is as follows ($ in millions):

	Years Ended December 31,
	2008	2007	2006
Domestic	$(1,123.1)	$1,272.5	$537.0
Foreign	(48.4)	582.5	660.2

Total	$(1,171.5)	$1,855.0	$1,197.2

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Current and deferred income taxes (tax benefits) provided on income from continuing operations are as follows ($ in millions):

	Years Ended December 31,
	2008	2007	2006
U.S. Federal:
Current	$309.8	$426.2	$387.0
Deferred	(35.1)	102.6	(39.3)
Foreign:
Current	13.1	19.0	51.6
Deferred	(0.7)	(0.8)	29.3
State and local:
Current	81.7	94.3	56.8
Deferred	(13.7)	0.4	(4.7)

Total	$355.1	$641.7	$480.7

The differences between income taxes (tax benefits) expected at the U.S. Federal statutory income tax rate of 35% and income taxes (tax benefits) provided are as set forth below ($ in millions):

	Years Ended December 31,
	2008	2007	2006

Taxes (tax benefits) on income at U.S. Federal statutory rate	$(410.1)	$649.3	$419.0
State and local taxes, net of U.S. Federal tax benefits	42.0	74.3	32.2
Non-deductible goodwill (including goodwill impairment charge)	696.3	52.2	65.4
Tax loss carryforwards	(11.3)	(217.3)	(277.4)
Tax contingencies	45.9	138.5	261.9
Other	(7.7)	(55.3)	(20.4)

Total	$355.1	$641.7	$480.7

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant components of AOL’s deferred tax assets and liabilities are as follows ($ in millions):

	December 31,
	2008	2007
Deferred tax assets:
Reserves and allowances	$28.7	$33.5
Equity-based compensation (a)	614.7	801.9
Tax loss and credit carryforwards	1,045.1	1,423.0
Other	210.2	235.2
Valuation allowance	(902.2)	(1,198.5)

Total deferred tax assets	996.5	1,295.1

Deferred tax liabilities:
Capitalized software	(46.5)	(58.3)
Unrealized foreign exchange tax gain	(109.3)	(174.2)
Intangible assets and goodwill	(66.9)	(149.4)
Other	(25.3)	(16.3)

Total deferred tax liabilities	(248.0)	(398.2)

Net deferred tax assets	$748.5	$896.9

(a)	Following the spin-off, the Company expects a significant write-off of the equity-based compensation deferred tax asset based on the provisions of Time Warner’s equity-based compensation plans as described in Note 6 and the current market value of Time Warner stock. As required by the accounting guidance for equity-based compensation, the Company cannot consider the current fair value of Time Warner stock in assessing the need for a valuation allowance associated with this deferred tax asset.

AOL had approximately $3,414 million and $3,531 million of tax losses in various foreign jurisdictions, primarily from countries with unlimited carryforward periods, as of December 31, 2008 and 2007, respectively. However, many of these foreign losses were attributable to specific operations and may not be utilized against income of certain other operations of AOL. The valuation allowance outstanding at December 31, 2008 and 2007 is principally attributable to these foreign net operating losses.

AOL had approximately $160.3 million and $219.2 million of acquired U.S. Federal net operating losses subject to use limitations as of December 31, 2008 and 2007, respectively. In addition, AOL had approximately $214.8 million and $190.5 million of tax losses in various state and local jurisdictions as of December 31, 2008 and 2007, respectively. However, similar to the foreign net operating losses, many of these tax losses are subject to a valuation allowance because they were attributable to specific operations and may not be utilized against income of other operations of AOL. These tax loss carryforwards will expire at various dates between 2009 and 2028. AOL also had approximately $772.9 million of U.S. Federal and state capital loss carryforwards with a full valuation allowance as of December 31, 2007. These capital loss carryforwards expired unutilized at December 31, 2008 and the associated deferred tax assets and valuation allowances were reversed.

U.S. Federal income taxes are provided on that portion of AOL’s income from foreign subsidiaries that is expected to be remitted to the United States and be taxable, pursuant to the accounting guidance for income taxes. U.S. Federal income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain foreign subsidiaries aggregating approximately $17.4 million and $21.6 million, as of December 31, 2008 and 2007, respectively. Determination of the amount of unrecognized deferred U.S. Federal income tax liability with respect to such earnings is not practicable.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Accounting for Uncertainty in Income Taxes

Prior to the adoption of the accounting guidance for uncertainties in income tax provisions, which became effective for AOL on January 1, 2007, AOL took positions on its tax returns that may be challenged by domestic and foreign taxing authorities. Certain of these tax positions arose in the context of transactions involving the purchase, sale or exchange of businesses or assets. All such transactions were subject to substantial tax due diligence and planning, in which the underlying form, substance and structure of the transaction was evaluated. Although AOL believes it had support for the positions taken on these tax returns, AOL recorded a liability for its best estimate of the probable loss on certain of these transactions.

On January 1, 2007, AOL adopted this new accounting guidance, which clarifies the accounting for uncertainty in income tax positions. Upon adoption, AOL recorded an increase to equity of $379.3 million as of January 1, 2007, which was due primarily to the recognition of tax benefits for positions that were previously unrecognized. The reserve for uncertain income tax positions as of January 1, 2007 was approximately $176.4 million and reflects a $110.4 million reduction to the previously recorded income tax reserves resulting from the adoption of this guidance.

Currently, AOL indemnifies Time Warner for certain tax positions related to AOL taken by Time Warner from April 13, 2006 up to the date of the spin-off in its consolidated tax return. In connection with the transactions entered into between AOL and Time Warner prior to the AOL-Google alliance, Time Warner retained the obligation with respect to tax positions related to AOL prior to April 13, 2006 in Time Warner’s consolidated tax return. In the event Time Warner makes payments to a taxing authority with respect to AOL-related tax positions taken from April 13, 2006 through the date of the spin-off, we would be required to make an equivalent payment to Time Warner. This indemnification obligation relates to tax positions taken on Time Warner’s consolidated tax returns that are subject to U.S. Federal, state, local or foreign income tax examinations by taxing authorities.

In certain foreign jurisdictions (including the United Kingdom) in which AOL files separately from Time Warner, various periods from 2003 through the current period remain open to examination by the taxing authorities.

Changes in the long-term obligation to Time Warner for uncertain tax positions, excluding the related accrual for interest, from January 1 to December 31 are set forth below ($ in millions):

	Years Ended December 31,
	2008	2007
Beginning balance	$311.8	$176.4
Additions for current year tax provisions	41.0	137.4
Reductions for prior year tax provisions	(7.1)	—
Settlements	—	(2.0)

Ending balance	$345.7	$311.8

Interest expense included in the income tax provision was $18.2 million and $11.5 million for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, the amount of accrued interest included in the long-term obligation to Time Warner associated with uncertain tax positions was $31.3 million and $13.2 million, respectively.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - EQUITY-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

Until consummation of the separation from Time Warner, AOL employees participate in certain Time Warner domestic and international defined contribution plans, including savings and profit sharing plans. Expenses related to AOL’s contribution to these plans amounted to $19.8 million, $27.8 million and $19.6 million for the years ended December 31, 2008, 2007 and 2006, respectively. AOL’s contributions to the savings plans are primarily based on a percentage of the employees’ elected contributions and are subject to plan provisions.

Equity-Based Compensation

Until consummation of the separation from Time Warner, AOL employees participate in Time Warner’s equity plans. Time Warner has two active equity plans under which it is authorized to grant equity awards of Time Warner common stock to AOL employees. Options have been granted to employees of AOL with exercise prices equal to the fair market value at the date of grant. Generally, the stock options vest ratably over a four-year vesting period and expire 10 years from the date of grant. Certain stock option awards provide for accelerated vesting upon an election to retire pursuant to the Company’s defined benefit retirement plans or after reaching a specified age and years of service.

Pursuant to these equity plans, Time Warner may also grant shares of common stock or restricted stock units (“RSUs”) to employees of AOL. These awards generally vest between three to five years from the date of grant. Certain RSU awards provide for accelerated vesting upon an election to retire pursuant to Time Warner’s defined benefit retirement plans or after reaching a specified age and years of service. Holders of restricted stock and RSU awards are generally entitled to receive cash dividends or dividend equivalents, respectively, paid by Time Warner during the period of time that the restricted stock or RSU awards are unvested.

Time Warner also has a performance stock unit program for senior level executives. Under this program, recipients of performance stock units (“PSUs”) are awarded a target number of PSUs (“Target PSUs”) that represent the contingent (unfunded and unsecured) right to receive shares of Time Warner stock at the end of a performance period (generally three years) based on the actual performance level achieved by Time Warner. Depending on Time Warner’s total shareholder return relative to the other companies in the S&P 500 Index, as well as a requirement of continued employment, the recipient of a PSU may receive 0% to 200% of the Target PSUs granted based on a sliding scale where a relative ranking of less than the 25th percentile will pay 0% and a ranking at the 100th percentile will pay 200% of the target number of shares. PSU holders do not receive payments or accruals of dividends or dividend equivalents for regular cash dividends paid by Time Warner while the PSU is outstanding. Participants who are terminated by the Company other than for cause or who terminate their own employment for good reason or due to retirement or disability are generally entitled to a pro rata portion of the PSUs that would otherwise vest at the end of the performance period. For accounting purposes, the PSU is considered to have a market condition. The effect of a market condition is reflected in the grant date fair value of the award and, thus, compensation expense is recognized on this type of award provided that the requisite service is rendered (regardless of whether the market condition is achieved). The fair value of a PSU is estimated on the date of the grant by using a Monte Carlo analysis to estimate the total return ranking of Time Warner among the S&P 500 Index companies over the performance period.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The number of equity awards, the grant-date fair value and the per share exercise price for all periods presented herein have been adjusted to reflect the effects of Time Warner’s 1-for-3 reverse stock split which became effective on March 27, 2009. Compensation expense recognized by AOL for its participation in Time Warner’s equity-based compensation plans is as follows ($ in millions):

	Years Ended December 31,
	2008	2007	2006

Stock options	$8.7	$20.1	$38.8
Restricted stock, restricted stock units and performance stock units	10.9	12.2	2.4

Total impact on operating income	$19.6	$32.3	$41.2

Tax benefit recognized	$8.3	$11.9	$13.7

Certain of the Company’s employees also participated in the Time Warner Employee Stock Purchase Plan which was discontinued effective May 30, 2008. The Time Warner Employee Stock Purchase Plan was not considered a compensatory stock purchase plan under applicable accounting literature. Other information pertaining to each category of Time Warner’s equity-based compensation appears below.

(a)	Stock Options

The assumptions presented in the table below represent the weighted-average value of the applicable assumption used to value Time Warner stock options at their grant date.

	Years Ended December 31,
	2008	2007	2006

Expected volatility	28.5%	22.1%	22.2%
Expected term to exercise from grant date	5.73 years	5.16 years	4.87 years
Risk-free rate	3.1%	4.4%	4.6%
Expected dividend yield	1.7%	1.1%	1.1%

The following table summarizes information about Time Warner stock options awarded to AOL employees that were outstanding at December 31, 2008:

Options	Number of Options (millions)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (thousands)

Outstanding at December 31, 2007	33.6	$100.29
Granted	1.5	44.79
Exercised	(2.7)	32.76
Forfeited or expired	(10.6)	107.04

Outstanding at December 31, 2008	21.8	101.67	3.42	$11

Exercisable at December 31, 2008	18.5	110.40	2.60	$10

At December 31, 2008, the number, weighted-average exercise price, aggregate intrinsic value and weighted-average remaining contractual term of options vested and expected to vest approximate amounts for options outstanding.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The weighted-average fair value of a Time Warner stock option granted to AOL employees during the year was $12.09 ($7.50, net of tax), $15.21 ($9.42, net of tax) and $13.11 ($8.13 net of tax) for the years ended December 31, 2008, 2007 and 2006, respectively. The total intrinsic value of Time Warner options exercised by AOL employees during the year was $38.6 million, $141.8 million and $168.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Time Warner received cash from the exercise of Time Warner stock options by AOL employees totaling $90.9 million, $188.9 million and $169.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. The tax benefits realized by AOL from Time Warner stock options exercised in the years ended December 31, 2008, 2007 and 2006 were approximately $15.4 million, $55.9 million and $63.3 million, respectively.

(b)	Restricted Stock, Restricted Stock Units and Target Performance Stock Units

The following table summarizes information about unvested Time Warner restricted stock, RSUs and Target PSUs granted to AOL employees at December 31, 2008:

	Number of Shares/Units (millions)	Weighted- Average Grant Date Fair Value

Unvested at December 31, 2007	0.8	$57.93
Granted	0.9	44.58
Vested	(0.1)	53.28
Forfeited	(0.3)	51.18

Unvested at December 31, 2008	1.3	50.55

At December 31, 2008, the intrinsic value of unvested Time Warner restricted stock, RSUs and Target PSUs granted to AOL employees was $38.8 million. Total unrecognized compensation cost related to unvested Time Warner restricted stock, RSUs and Target PSUs at December 31, 2008, without taking into account expected forfeitures, was $41.3 million and is expected to be recognized over a weighted-average period between one and two years. The fair value of Time Warner restricted stock and RSUs granted to AOL employees that vested during the years ended December 31, 2008, 2007 and 2006 was $5.4 million, $5.9 million and $1.9 million, respectively. No Target PSUs vested during the years ended December 31, 2008, 2007 and 2006.

For the year ended December 31, 2008, 0.8 million Time Warner RSUs were granted to AOL employees at a weighted-average grant date fair value per RSU of $44.13. For the year ended December 31, 2007, 0.6 million Time Warner RSUs were granted to AOL employees at a weighted-average grant date fair value per RSU of $59.88.

For the year ended December 31, 2008, 71,300 Time Warner Target PSUs were granted to AOL employees at a weighted-average grant date fair value per PSU of $49.32. For the year ended December 31, 2007, 67,000 Time Warner Target PSUs were granted to AOL employees at a weighted-average grant date fair value per PSU of $58.50. There were no Target PSUs granted in 2006.

(c)	Treatment Following Spin-Off

Total unrecognized compensation cost related to unvested stock option awards at December 31, 2008, without taking into account expected forfeitures, was $28.1 million. In connection with the legal and structural separation of the Company from Time Warner, AOL employees will no longer participate in the Time Warner equity plans once the spin-off has been completed. Employees who hold Time Warner equity awards at the time

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

of the separation will be treated as if their employment with Time Warner was terminated without cause. For most AOL employees, this treatment will result in the forfeiture of unvested stock options and shortened exercise periods for vested stock options and pro rata vesting of the next installment of (and forfeiture of the remainder of) the RSU awards. As a result, the majority of the unrecognized compensation cost will not be recognized, as stock options that were originally expected to vest subsequent to the spin-off are no longer expected to vest under the terms of Time Warner’s equity plans. Time Warner equity awards held by AOL’s Chairman and Chief Executive Officer at the time of the separation will be converted into AOL equity awards with the same terms.

NOTE 7 - RESTRUCTURING COSTS

2008 Restructuring Costs

For the year ended December 31, 2008, the Company incurred $16.6 million in restructuring costs, which included $7.2 million in restructuring costs related to employee terminations, facility closures and other exit activities in 2008, and $9.4 million in restructuring costs associated with actions taken in 2007 and prior years (which includes adjustments to previous estimates). Employee termination costs were attributable to terminations of employees ranging from senior executives to line personnel.

2007 Restructuring Costs

For the year ended December 31, 2007, the Company incurred $125.4 million in restructuring costs, which included $93.7 million in restructuring costs, related primarily to employee terminations, asset write-offs, facility closures and other exit activities in 2007, and $31.7 million in restructuring costs associated with actions taken in 2006 and prior years (which includes adjustments to previous estimates). Employee termination costs were attributable to terminations of employees ranging from senior executives to line personnel.

2006 Restructuring Costs

For the year ended December 31, 2006, the Company incurred $222.2 million in restructuring costs, which included $138.6 million in restructuring costs related to employee terminations and $83.6 million related to contract terminations, asset write-offs, facility closures and other exit activities in 2006. Employee termination costs were attributable to terminations of employees ranging from senior executives to line personnel. Included in the $83.6 million was the writedown of certain assets, including prepaid marketing materials, totaling $16.2 million and costs associated with contract terminations totaling $38.1 million.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A summary of AOL’s restructuring activity for the years ended December 31, 2008, 2007 and 2006 is as follows ($ in millions):

	Employee Terminations	Other Exit Costs	Total
Liability at December 31, 2005	$13.9	$14.3	$28.2
Net accruals	138.6	83.6	222.2
Non-cash charges (a)	(6.0)	(23.8)	(29.8)
Cash paid	(54.1)	(43.0)	(97.1)

Liability at December 31, 2006	92.4	31.1	123.5
Net accruals (including adjustments to previous estimates)	119.7	10.4	130.1
Cash paid	(147.9)	(14.8)	(162.7)

Liability at December 31, 2007	64.2	26.7	90.9
Net accruals (including adjustments to previous estimates)	13.8	4.4	18.2
Cash paid	(67.6)	(10.6)	(78.2)

Liability at December 31, 2008	$10.4	$20.5	$30.9

(a)	Non-cash charges relate primarily to the write down of certain assets, including fixed assets, prepaid marketing materials and certain contract terminations.

At December 31, 2008, of the remaining liability of $30.9 million, $21.9 million was classified as a current liability, with the remaining $9.0 million classified as a long-term liability in the consolidated balance sheet. Amounts classified as long-term are expected to be paid through 2015.

NOTE 8 - DERIVATIVE INSTRUMENTS

AOL uses derivative instruments (principally forward contracts), entered into on its behalf by Time Warner, to manage the risk associated with movements in foreign currency exchange rates. Time Warner monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions. Netting provisions are provided for in existing International Swap and Derivative Association Inc. agreements in situations where Time Warner executes multiple contracts with the same counterparty. The following is a summary of AOL’s foreign currency risk management strategies and the effect of these strategies on AOL’s consolidated financial statements.

Foreign Currency Risk Management

Until consummation of the separation from Time Warner, Time Warner manages certain derivative contracts on AOL’s behalf. Foreign exchange derivative contracts are used by AOL primarily to manage the risk associated with the volatility of future cash flows denominated in foreign currencies and changes in fair value resulting from changes in foreign currency exchange rates.

AOL uses derivative instruments to hedge various foreign exchange exposures including the following: (i) variability in foreign-currency-denominated cash flows (i.e., cash flow hedges) and (ii) currency risk associated with foreign-currency-denominated operating assets and liabilities (i.e., fair value hedges).

As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, AOL hedges a portion of its foreign currency exposures anticipated over the calendar year. This

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

process generally coincides with AOL’s annual strategic planning period. Additionally, as transactions arise (or are planned) during the year that are exposed to foreign currency risk and are unhedged at the time, AOL enters into derivative instruments, primarily foreign currency forward contracts, to mitigate the exposure presented by such transactions. Time Warner reimburses or is reimbursed by AOL for contract gains and losses related to AOL’s foreign currency exposure. To hedge this exposure, AOL uses foreign exchange contracts that generally have maturities of three months to 18 months providing continuing coverage throughout the hedging period. In the aggregate, the derivative instruments and hedging activities are not material to AOL. Time Warner manages the foreign currency transactions directly and enters into foreign currency purchase and sale transactions directly with counterparties and charges the costs allocable to AOL related to these transactions. For the years ended December 31, 2008, 2007 and 2006, AOL recognized net gains (losses) of ($20.4 million), $22.1 million and ($23.0 million), respectively, within other income, net related to foreign currency management activity performed by Time Warner on behalf of AOL. These amounts were recognized upon the de-designation or settlement of foreign exchange contracts used in hedging relationships, including economic hedges. Such amounts were largely offset by corresponding gains or losses from the respective transaction that was hedged and are generally recognized in income in the same period that the hedged item or transaction affects income, which may be a future period. Gains and losses from the ineffectiveness of hedging relationships, including ineffectiveness as a result of the discontinuation of cash flow hedges for which it was probable that the originally forecasted transaction would no longer occur, were not material for any period.

At December 31, 2008 and 2007, respectively, AOL had recorded an asset of $1.3 million and $1.0 million for net gains on foreign currency derivatives with the offset recorded in accumulated other comprehensive loss, a component of equity. Such amount is expected to be substantially recognized in income over the next 12 months at the same time the hedged item is recognized in income.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Commitments

AOL’s total rent expense from continuing operations amounted to $55.9 million, $59.6 million and $70.0 million for the years ended December 31, 2008, 2007 and 2006, respectively. The Company has long-term non-cancelable lease commitments for office space and operating equipment in various locations around the world, a number of which have renewal options at market rates to be determined prior to the renewal option being exercised. In addition, certain leases have rent escalation clauses with either fixed scheduled rent increases or rent increases based on the Consumer Price Index. The minimum rental commitments under non-cancelable long-term operating leases during the next five years are as follows ($ in millions):

	Gross operating lease commitments	Sublease income	Net operating lease commitments
2009	$67.2	$14.8	$52.4
2010	59.9	15.9	44.0
2011	63.2	16.2	47.0
2012	44.0	17.0	27.0
2013	37.7	13.0	24.7
Thereafter	215.1	7.5	207.6

Total	$487.1	$84.4	$402.7

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

AOL also has commitments under certain network licensing, marketing, royalty and other agreements aggregating approximately $292.9 million at December 31, 2008, which are payable principally over a three-year period, as follows ($ in millions):

2009	$243.7
2010-2011	33.4
2012-2013	10.2
Thereafter	5.6

Total	$292.9

The Company also has certain contractual arrangements that would require it to make payments or provide funding if certain circumstances occur (“contingent commitments”). At December 31, 2008, these arrangements related primarily to letters of credit and totaled $9.6 million. The Company does not expect that these contingent commitments will result in any material amounts being paid by the Company in the foreseeable future.

See Note 11 for information regarding AOL’s guarantee agreements with Time Warner and its other commitments to Time Warner and other related parties.

Contingencies

(a)	Shareholder Derivative Lawsuits

During the summer and fall of 2002, numerous shareholder derivative lawsuits were filed in state and federal courts naming as defendants certain current and former directors and officers of Time Warner, as well as Time Warner as a nominal defendant. The complaints alleged that defendants breached their fiduciary duties by, among other things, causing Time Warner to issue corporate statements that did not accurately represent that AOL had declining advertising revenues. Certain of these lawsuits were later dismissed, and others were eventually consolidated in their respective jurisdictions. In 2006, the parties entered into a settlement agreement to resolve all of the remaining derivative matters, and the Court granted final approval of the settlement on September 6, 2006. The court has yet to rule on plaintiffs’ petition for attorneys’ fees and expenses. At December 31, 2008, Time Warner’s remaining reserve related to these matters is $9.9 million, which approximates an expected award for plaintiffs’ attorneys’ fees. During 2008, AOL reflected $20.8 million of legal fees incurred as an expense in the financial statements herein. During 2007, Time Warner reached agreements to settle substantially all of the remaining securities litigation claims, and AOL reflected expense of $171.4 million related to these agreements and legal fees incurred. During 2006, in connection with the settlement agreement discussed above, AOL recorded $705.2 million of expense in the consolidated financial statements. While these amounts were historically incurred by Time Warner and reflected in Time Warner’s financial results, they have been reflected as an expense and a corresponding additional capital contribution in AOL’s financial statements. Following the spin-off, these costs will continue to be incurred by Time Warner to the extent that proceeds from a settlement with insurers are available to pay those costs, and thereafter will be borne by AOL or Time Warner to the extent either entity is obligated by its bylaws or otherwise to pay such costs.

(b)	Other Matters

On May 24, 1999, two former AOL Community Leader volunteers brought a putative class action, Hallissey et al. v. America Online, Inc., in the U.S. District Court for the Southern District of New York alleging violations of the Fair Labor Standards Act (“FLSA”) and New York State law. The plaintiffs allege that, in serving as AOL

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Community Leader volunteers, they were acting as employees rather than volunteers for purposes of the FLSA and New York State law and are entitled to minimum wages. The court denied the Company’s motion to dismiss in 2006 and ordered the issuance of notice to the putative class in 2008. In February 2009, plaintiffs filed a motion to file an amended complaint, the briefing for which was completed in May 2009, and which the court denied on July 17, 2009. In 2001, four of the named plaintiffs in the Hallissey case filed a related lawsuit alleging retaliation as a result of filing the FLSA suit in Williams, et al. v. America Online, Inc., et al. A related case was filed by several of the Hallissey plaintiffs in the U.S. District Court for the Southern District of New York alleging violations of the retaliation provisions of the FLSA. This case was stayed pending the outcome of the Company’s motion to dismiss in the Hallissey matter discussed above, but has not yet been activated. Also in 2001, two related class actions were filed in state courts in New Jersey (Superior Court of New Jersey, Bergen County Law Division) and Ohio (Court of Common Pleas, Montgomery County, Ohio), alleging violations of the FLSA and/or the respective state laws. These cases were removed to federal court and subsequently transferred to the U.S. District Court for the Southern District of New York for consolidated pretrial proceedings with Hallissey.

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York, Hallissey et al. v. AOL Time Warner, Inc., et al., against AOL LLC alleging ERISA violations. Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the AOL Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, AOL filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are pending. The Company intends to defend against all these lawsuits vigorously.

On August 1, 2005, Thomas Dreiling, a shareholder of Infospace Inc., filed a derivative suit in the U.S. District Court for the Western District of Washington against AOL LLC and Infospace Inc. as nominal defendant. The complaint, brought in the name of Infospace, asserts violations of Section 16(b) of the Exchange Act. The plaintiff alleges that certain AOL LLC executives and the founder of Infospace, Naveen Jain, entered into an agreement to manipulate Infospace’s stock price through the exercise of warrants that AOL LLC received in connection with a commercial agreement with Infospace. The complaint seeks disgorgement of profits, interest and attorneys’ fees. On January 3, 2008, the court granted AOL LLC’s motion and dismissed the complaint with prejudice. Plaintiff filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit, and the oral argument occurred on May 7, 2009. The Company intends to defend against this lawsuit vigorously.

On September 22, 2006, Salvadore Ramkissoon and two unnamed plaintiffs filed a putative class action against AOL LLC in the U.S. District Court for the Northern District of California based on AOL LLC’s public posting of AOL LLC member search queries in late July 2006. Among other things, the complaint alleges violations of the Electronic Communications Privacy Act and California statutes relating to privacy, data protection and false advertising. The complaint seeks class certification and damages, as well as injunctive relief that would oblige AOL LLC to alter its search query retention practices. In February 2007, the District Court dismissed the action without prejudice. The plaintiffs then appealed this decision to the Ninth Circuit. On January 16, 2009, the Ninth Circuit held that AOL LLC’s Terms of Service violated California public policy as to any California plaintiffs in the putative class, as it did not allow for them to fully exercise their rights. The Ninth Circuit reversed and remanded to the District Court for further proceedings. On April 24, 2009, AOL LLC filed a motion to stay discovery as well as a motion to implement the Ninth Circuit’s mandate; the former motion was denied on June 22, 2009. AOL LLC filed its answer on June 29, 2009. On July 6, 2009, the District Court found that the plaintiffs’ claims for unjust enrichment and public disclosure of private facts were subject to the forum selection clause in the Terms of Service and thus could not be pursued in that court. Further, the District Court ordered additional briefing on whether the District Court may compel plaintiffs to litigate their claims for

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

alleged violations of the Electronic Communications Privacy Act in a state court. The briefing has been filed by both sides and the Company awaits a ruling from the District Court. The Company intends to defend against this lawsuit vigorously.

Between December 27, 2006 and July 6, 2009, AOL Europe Services SARL (“AOL Luxembourg”), a wholly-owned subsidiary of AOL organized under the laws of Luxembourg, received four assessments from the French tax authorities for French value added tax (“VAT”) related to AOL Luxembourg’s subscription revenues from French subscribers earned during the period from July 1, 2003 through October 31, 2006. The French tax authorities allege that the French subscriber revenues are subject to French VAT, instead of Luxembourg VAT, as originally reported and paid by AOL Luxembourg. The assessments, including interest accrued through the respective assessment dates, total €187.1 million (approximately $262.8 million based on the euro to dollar exchange rate as of June 30, 2009). On May 12, 2009, the French tax authority issued a collection notice for €94.1 million (approximately $132.1 million based on the euro to dollar exchange rate as of June 30, 2009), the amount of the 2003 and 2004 assessments.

In addition to the matters listed above, we are a party to a variety of legal proceedings that arise in the normal course of our business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes that, based on current knowledge, the final outcome of the current pending matters will not have a material adverse effect on our financial position, results of operations or cash flows. Regardless of the outcome, legal proceedings can have an adverse effect on us because of defense costs, diversion of management resources and other factors.

NOTE 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of ($ in millions):

	December 31,
	2008	2007
Accrued rent and facilities expense	$16.7	$30.1
Accrued network and related costs	12.6	22.4
Accrued publisher payments and other costs of revenues	140.5	142.0
Short-term restructuring liabilities	21.9	74.2
Accrued taxes	42.0	36.2
Accrued member support services	5.9	14.3
Accrued advertising and marketing	6.1	23.5
Other accrued expenses	56.7	91.0

Total	$302.4	$433.7

NOTE 11 - RELATED PARTY TRANSACTIONS

Until consummation of the separation from Time Warner, AOL has certain related party relationships with Time Warner and its subsidiaries, as discussed further below.

(a)	Transactions with Time Warner Related to the AOL-Google Alliance

In 2006, and in connection with the agreements entered into related to the AOL-Google alliance as described in Note 3, AOL and Time Warner entered into certain transactions including the following:

•

AOL made a distribution of substantially its entire investment portfolio, having a carrying value of $190.0 million on the date of the distribution (including unrealized gains, net of tax of $99.8 million), to Time Warner in a tax-free transaction. No gain or loss was recognized by AOL as a result of this distribution.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

•

As a result of a restructuring that took place prior to Google’s investment, historical tax attributes consisting of U.S. Federal net operating losses, state net operating losses, capital loss carryover and R&D credits were retained by Time Warner.

(b)	Administrative Services

Until consummation of the separation from Time Warner, Time Warner performs certain administrative functions on behalf of AOL. Costs of these services that are allocated or charged to AOL are based on either the actual costs incurred or Time Warner’s estimate of expenses relative to the services provided to other subsidiaries of Time Warner. AOL believes that these allocations are made on a reasonable basis, and that receiving these services from Time Warner creates cost efficiencies. These services and transactions include the following:

•	Cash management and other treasury services;

•	Administrative services such as government relations, tax, employee benefit administration, internal audit, accounting, and human resources;

•	Equity-based compensation plan administration;

•	Aviation services;

•	Insurance coverage; and

•	The licensing of certain third-party patents.

During the years ended December 31, 2008, 2007 and 2006, AOL incurred $23.3 million, $28.4 million and $35.8 million, respectively, of expenses related to charges for services performed by Time Warner. These expenses are recorded as operating expenses by AOL as incurred.

(c)	Tax Matters Agreement

In connection with Google’s equity investment in the Company, AOL entered into a tax matters agreement with Time Warner governing AOL’s inclusion in the Time Warner consolidated tax return. Under the terms of the tax matters agreement, Time Warner prepares a pro forma AOL return, and AOL agreed to make tax payments to Time Warner generally on the basis of a standalone pro forma consolidated AOL tax return. Amounts payable or receivable under the tax matters agreement are generally reported as adjustments to divisional equity. Uncertain tax positions that are recorded as a liability on AOL’s financial statements are included in long-term obligations to Time Warner on the consolidated balance sheet, as the amounts relate to positions taken in Time Warner’s consolidated tax return.

(d)	Guarantee Agreements

AOL LLC has entered into several guarantee agreements with Time Warner or subsidiaries of Time Warner whereby AOL LLC guarantees debt issued by Time Warner or its subsidiaries on a joint and several basis. The aggregate unpaid principal balance of the debt issued by Time Warner and its subsidiaries that is guaranteed by AOL LLC was approximately $14.821 billion as of December 31, 2008. The guarantee remains in place until the related debt matures, which will occur on varying dates through 2036, and if the issuer or the primary guarantor, as applicable, defaults on the underlying debt, AOL LLC would be required to satisfy the outstanding debt. As this is an intercompany guarantee, the Company has not recognized an indemnification liability or any income associated with this guarantee in its financial statements. Following the spin-off, AOL and its subsidiaries will not guarantee any debt issued by Time Warner or its subsidiaries. See Note 9 of the interim consolidated financial statements included elsewhere in this Information Statement for a description of the Consent Solicitation and its effect on the AOL LLC guarantee and the spin-off.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In 2007, in connection with a lease of office space in New York City that the Company entered into with a third party, Time Warner agreed to guarantee up to $10.0 million to the third party as security for AOL’s obligations under the lease. In 2008, in connection with the lease of additional office space at the same building, Time Warner agreed, upon the occurrence of certain events, to increase the total guarantee to approximately $15.7 million to the third party as security for AOL’s obligations under the lease. As of December 31, 2008, these events had not occurred and, accordingly, the amount guaranteed by Time Warner at December 31, 2008 was $10.0 million.

(e)	Banking and Treasury Functions

Until consummation of the separation from Time Warner, Time Warner provides cash management and treasury services to AOL. As part of these services, AOL sweeps the majority of all cash balances to Time Warner on a daily basis and receives funding from Time Warner for any cash needs.

Additionally, AOL enters into various financial arrangements internationally with Time Warner International Finance Limited, a wholly-owned subsidiary of Time Warner, and other of Time Warner’s international subsidiaries. The objective of these arrangements is to provide AOL with efficient avenues for liquidity in a structure that minimizes or eliminates the currency risk to AOL. These amounts are expected to be settled in cash prior to the spin-off. The following table sets forth AOL’s receivable and payable amounts to Time Warner related to international loans ($ in millions):

	December 31,
	2008	2007
Receivables from Time Warner	$31.2	$83.8
Long-term receivables from Time Warner	37.7	55.3

Total	68.9	139.1

Payables to Time Warner	34.2	107.6
Long-term obligations to Time Warner	—	2.2

Total	$34.2	$109.8

(f)	Equity-Based Compensation Reimbursement

As a result of AOL’s participation in Time Warner’s equity-based compensation plans, AOL is obligated to make cash payments to Time Warner for the intrinsic value of Time Warner RSUs and PSUs held by AOL employees upon vesting and for the intrinsic value of stock options held by AOL employees upon the exercise of those options. Accordingly, AOL has recorded a liability (reflected in payables to Time Warner) measured based on the intrinsic value as of each balance sheet date of vested but unexercised Time Warner stock options and a portion of the intrinsic value of unvested RSUs and PSUs held by AOL employees. This intrinsic value liability is remeasured at each balance sheet date, with changes reflected in equity. As of December 31, 2008 and 2007, the liability related to vested unexercised stock options, unvested RSUs and PSUs was $11.6 million and $88.5 million, respectively. For the years ended December 31, 2008, 2007 and 2006, AOL remitted cash totaling $43.8 million, $161.0 million and $89.9 million, respectively, to Time Warner for stock options exercised by AOL employees and the vesting of RSUs held by AOL employees.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(g)	Other

In the normal course of business, AOL historically has entered into commercial transactions with other subsidiaries of Time Warner. AOL believes that the terms of these transactions are reflective of those that could be obtained in arm’s-length negotiations with unrelated third parties. AOL recognized $10.5 million, $19.6 million and $48.3 million in revenue and $33.7 million, $29.7 million and $45.9 million in operating expenses from transactions with other Time Warner subsidiaries for the years ended December 31, 2008, 2007 and 2006, respectively.

AOL had receivables of $6.9 million and $11.8 million from and payables of $11.4 million and $14.0 million to other Time Warner subsidiaries reflected in receivables from Time Warner and payables to Time Warner in the consolidated balance sheet at December 31, 2008 and 2007, respectively. The amounts receivable related primarily to the costs associated with the provision of high-speed data network services and online advertising to other Time Warner subsidiaries. The amounts payable related primarily to the costs associated with the provision of broadband Internet services to Time Warner Cable subscribers as well as the purchase of online advertising inventory.

In December 2006, AOL sold certain real estate in Columbus, Ohio to Time Warner subject to a leaseback by AOL. While this real estate has been legally sold to Time Warner, due to the related party nature of the arrangement and AOL’s continuing involvement in the building in the form of a lease, such real estate’s net book value is recorded as an asset in AOL’s financial statements. During 2008, AOL, in conjunction with Time Warner, made the decision to exit this facility. Accordingly, AOL recorded a $13.2 million non-cash impairment associated with this real estate, and reflected the remaining net book value of $6.7 million as held for sale in the consolidated balance sheet.

In 2007, Time Warner purchased a perpetual right to use a series of patents from a third party on behalf of AOL and other divisions of Time Warner. Based on AOL’s usage of the technology related to these patents relative to other divisions, approximately $21 million of the consideration paid by Time Warner for this right has been allocated to AOL and included within intangible assets, net in the consolidated balance sheet. This intangible asset is being amortized by AOL on a straight-line basis over a five-year period beginning January 1, 2007. As of December 31, 2008 and 2007, the net book value of this intangible asset was $12.6 million and $16.8 million, respectively. AOL expects to maintain the perpetual right to use this series of patents following the spin-off with no additional consideration due to the third party.

NOTE 12 - SEGMENT INFORMATION

An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and that has discrete financial information that is regularly reviewed by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company’s chief operating decision-maker, its chief executive officer, evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. There are no managers who are held accountable by our chief operating decision-maker, or anyone else, for an operating measure of profit and loss for any operating unit below the consolidated unit level. Accordingly, management has determined that the Company has one segment.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

For each of the periods presented herein, the Company has had a contractual relationship with Google whereby Google provides paid text-based search advertising on AOL Media. For the years ended December 31, 2008, 2007 and 2006, the revenues associated with the Google relationship were $677.9 million, $642.1 million and $573.0 million, respectively.

Revenues and assets in different geographical areas are as follows ($ in millions):

	Revenues for the Years Ended December 31,(a)			Assets as of December 31,
	2008	2007	2006	2008	2007

United States	$3,623.6	$4,535.0	$5,712.0	$4,237.2	$5,944.8
United Kingdom	257.6	283.0	1,013.6	249.5	377.5
Germany	82.2	187.2	652.1	150.0	228.9
France	82.0	57.1	302.4	101.7	117.1
Canada	48.0	51.8	55.7	28.4	33.3
Other international	72.4	66.6	50.9	94.5	161.5

Totals	$4,165.8	$5,180.7	$7,786.7	$4,861.3	$6,863.1

(a)	Revenues are attributed to countries based on the location of customers.

AOL Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
	($ in millions, except per share amounts)
2008
Revenues
Advertising	$551.9	$530.3	$501.7	$512.5
Subscription	538.8	491.0	470.1	429.4
Other	37.6	35.4	34.8	32.3

Total revenues	1,128.3	1,056.7	1,006.6	974.2

Operating income (loss)(a)	280.1	225.0	258.9	(1,931.7)
Net income (loss)	159.6	126.6	147.4	(1,960.2)
Less: Net loss attributable to noncontrolling interests	0.1	0.3	0.1	0.3

Net income (loss) attributable to AOL Inc.	$159.7	$126.9	$147.5	$(1,959.9)

Basic net income (loss) per common share	$1.51	$1.20	$1.40	$(18.55)
Diluted net income (loss) per common share	$1.51	$1.20	$1.40	$(18.55)

2007
Revenues
Advertising	$548.8	$521.9	$540.3	$619.6
Subscription	873.1	690.7	635.0	589.1
Other	36.3	40.5	43.1	42.3

Total revenues	1,458.2	1,253.1	1,218.4	1,251.0

Operating income(b)	922.6	357.6	301.7	271.9
Income from continuing operations	635.8	221.8	189.2	166.5
Discontinued operations, net of tax	(11.3)	(12.6)	206.6	(0.6)

Net income	624.5	209.2	395.8	165.9
Less: Net loss attributable to noncontrolling interests	0.2	0.1	0.2	0.2

Net income attributable to AOL Inc.	$624.7	$209.3	$396.0	$166.1

Basic income per common share from continuing operations	$6.02	$2.10	$1.79	$1.58
Diluted income per common share from continuing operations	$6.02	$2.10	$1.79	$1.58
Basic net income per common share	$5.91	$1.98	$3.74	$1.58
Diluted net income per common share	$5.91	$1.98	$3.74	$1.58

(a)	The quarter ended March 31, 2008 includes $3.9 million in amounts incurred related to securities litigation and government investigations. The quarter ended June 30, 2008 includes $4.1 million in amounts incurred related to securities litigation and government investigations. The quarter ended September 30, 2008 includes $4.6 million in amounts incurred related to securities litigation and government investigations. The quarter ended December 31, 2008 includes a $2,207.0 million non-cash impairment to reduce the carrying value of goodwill, a $13.2 million non-cash impairment associated with certain real estate in Columbus, Ohio and $8.2 million in amounts incurred related to securities litigation and government investigations.

(b)	The quarter ended March 31, 2007 includes a net pre-tax gain of $668.2 million on the sale of the German access service business and $163.5 million in amounts incurred related to securities litigation and government investigations. The quarter ended June 30, 2007 includes $3.1 million in amounts incurred related to securities litigation and government investigations. The quarter ended September 30, 2007 includes $2.3 million in amounts incurred related to securities litigation and government investigations. The quarter ended December 31, 2007 includes $2.5 million in amounts incurred related to securities litigation and government investigations.

AOL Inc.

Consolidated Balance Sheet

($ in millions)

	September 30, 2009	December 31, 2008
	(Unaudited)
Assets
Current assets:
Cash	$76.7	$134.7
Accounts receivable, net of allowances of $29.2 and $39.8, respectively	398.8	500.2
Receivables from Time Warner	34.9	39.5
Prepaid expenses and other current assets	30.0	33.5
Deferred income taxes	12.1	25.8
Assets held for sale	—	6.7

Total current assets	552.5	740.4

Property and equipment, net	724.8	790.6
Long-term receivables from Time Warner	7.3	37.7
Goodwill	2,176.5	2,161.5
Intangible assets, net	267.1	369.2
Long-term deferred income taxes	621.2	734.2
Other long-term assets	29.6	27.7

Total assets	$4,379.0	$4,861.3

Liabilities and Equity
Current liabilities:
Accounts payable	$52.0	$52.2
Accrued compensation and benefits	86.3	51.1
Accrued expenses and other current liabilities	343.3	302.4
Deferred revenue	128.8	140.1
Payables to Time Warner	63.8	58.8
Current portion of obligations under capital leases	30.5	25.0

Total current liabilities	704.7	629.6

Obligations under capital leases	42.3	33.7
Long-term obligations to Time Warner	383.3	377.0
Restructuring liabilities	18.7	9.0
Deferred income taxes	10.1	11.5
Other long-term liabilities	63.6	62.8

Total liabilities	1,222.7	1,123.6

Contingencies (See Note 8)

Equity
Divisional equity	3,436.8	4,038.6
Accumulated other comprehensive loss, net	(281.7)	(302.4)

Total divisional equity	3,155.1	3,736.2
Noncontrolling interest	1.2	1.5

Total equity	3,156.3	3,737.7

Total liabilities and equity	$4,379.0	$4,861.3

See accompanying notes.

AOL Inc.

Consolidated Statement of Operations

Three and Nine Months Ended September 30,

(Unaudited; $ in millions, except per share amounts)

	Three Months Ended		Nine Months Ended
	9/30/09	9/30/08	9/30/09	9/30/08
Revenues
Advertising	$414.5	$501.7	$1,276.7	$1,583.9
Subscription	332.2	470.1	1,081.4	1,499.9
Other	30.0	34.8	89.6	107.8

Total revenues	776.7	1,006.6	2,447.7	3,191.6
Costs of revenues	453.2	546.5	1,402.6	1,771.6
Selling, general and administrative	145.7	150.4	408.8	504.5
Amortization of intangible assets	33.4	44.4	104.7	123.8
Amounts related to securities litigation and government investigations, net of recoveries	6.8	4.6	21.0	12.6
Restructuring costs	10.2	1.8	82.9	15.1

Operating income	127.4	258.9	427.7	764.0
Other income (loss), net	(3.7)	1.4	(1.5)	1.6

Income before income taxes	123.7	260.3	426.2	765.6
Income tax provision	49.8	112.9	179.1	332.0

Net income	73.9	147.4	247.1	433.6
Less: Net loss attributable to noncontrolling interests	0.1	0.1	0.3	0.5

Net income attributable to AOL Inc.	$74.0	$147.5	$247.4	$434.1

Per share information attributable to AOL Inc. common shareholders:
Basic net income per common share	$0.70	$1.40	$2.34	$4.11

Diluted net income per common share	$0.70	$1.40	$2.34	$4.11

Shares used in computing basic and diluted income per common share (millions)	105.7	105.7	105.7	105.7

See accompanying notes.

AOL Inc.

Consolidated Statement of Cash Flows

Nine Months Ended September 30,

(Unaudited; $ in millions)

	2009	2008
Operations
Net income	$247.1	$433.6
Adjustments for non-cash and nonoperating items:
Depreciation and amortization	311.2	361.9
Asset impairments	13.9	16.0
Equity-based compensation	10.6	12.8
Amounts related to securities litigation and government investigations, net of recoveries	21.0	12.6
Other non-cash adjustments	9.4	(2.4)
Deferred income taxes	(7.4)	—
Changes in operating assets and liabilities, net of acquisitions	168.1	(97.2)

Cash provided by operations	773.9	737.3

Investing Activities
Investments and acquisitions, net of cash acquired	(16.3)	(1,034.2)
Proceeds from disposal of assets and consolidated businesses, net	—	126.9
Capital expenditures and product development costs	(104.3)	(137.1)
Other investment proceeds	1.0	7.8

Cash used by investing activities	(119.6)	(1,036.6)

Financing Activities
Debt repayments	—	(1.0)
Principal payments on capital leases	(22.9)	(18.1)
Excess tax benefit on stock options	—	2.1
Net contribution from (distribution to) Time Warner	(683.5)	349.7
Other	(9.8)	4.6

Cash provided (used) by financing activities	(716.2)	337.3

Effect of exchange rate changes on cash	3.9	(4.4)

Increase (decrease) in cash	(58.0)	33.6

Cash at beginning of period	134.7	151.9

Cash at end of period	$76.7	$185.5

Supplemental disclosures of cash flow information
Cash paid for interest	$2.9	$7.9
Cash paid for taxes	$204.6	$460.5

See accompanying notes.

AOL Inc.

Consolidated Statement of Equity

Nine Months Ended September 30,

(Unaudited; $ in millions)

	2009			2008
	Divisional Equity	Non- controlling Interest	Total Equity	Divisional Equity	Non- controlling Interest	Total Equity
Balance at beginning of period	$3,736.2	$1.5	$3,737.7	$5,267.2	$2.3	$5,269.5
Net income	247.4	(0.3)	247.1	434.1	(0.5)	433.6
Other comprehensive income	20.7	—	20.7	(22.3)	—	(22.3)

Comprehensive income (loss)	268.1	(0.3)	267.8	411.8	(0.5)	411.3
Net transactions with Time Warner	(849.2)	—	(849.2)	308.3	—	308.3

Balance at end of period	$3,155.1	$1.2	$3,156.3	$5,987.3	$1.8	$5,989.1

See accompanying notes.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

See Note 1 to the Company’s audited consolidated financial statements.

Basis of Presentation

(a)	Basis of Consolidation

The interim consolidated financial statements include 100% of the assets, liabilities, revenues, expenses and cash flows of AOL, all voting interest entities in which AOL has a controlling voting interest (“subsidiaries”), and those variable interest entities for which AOL is the primary beneficiary in accordance with the consolidation accounting guidance. These financial statements have been prepared as if the transfer of assets and liabilities described in the “Description of Business” section in Note 1 to the Company’s audited consolidated financial statements has taken place. Accordingly, these financial statements present the historical results of the business that will be transferred to AOL Inc. Intercompany accounts and transactions between consolidated companies have been eliminated in consolidation. AOL has a number of related party relationships, the most significant of which are discussed in Note 11 to the Company’s audited consolidated financial statements. As of September 30, 2009, AOL Holdings was a wholly-owned subsidiary of Time Warner.

For each of the periods presented, AOL was a subsidiary of Time Warner. The financial information included herein may not necessarily reflect AOL’s financial position, results of operations and cash flows in the future or what AOL’s financial position, results of operations and cash flows would have been had the Company been an independent, publicly-traded company during the periods presented.

In connection with the spin-off, the Company will enter into transactions with Time Warner that either have not existed historically or that are on different terms than the terms of arrangements or agreements that existed prior to the spin-off. In addition, the Company’s historical financial information does not reflect changes that the Company expects to experience in the future as a result of the separation from Time Warner, including changes in the financing, operations, cost structure and personnel needs of the business. Further, the historical financial statements include allocations of certain Time Warner corporate expenses. Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by AOL if it had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to AOL by Time Warner, including cash management and other treasury services, administrative services (such as government relations, tax, employee benefit administration, internal audit, accounting and human resources), equity-based compensation plan administration, aviation services, insurance coverage and the licensing of certain third-party patents. During the three and nine months ended September 30, 2009, AOL incurred $5.3 million and $16.0 million, respectively, of expenses related to charges for services performed by Time Warner. During the three and nine months ended September 30, 2008, AOL incurred $5.5 million and $18.7 million, respectively, of expenses related to charges for services performed by Time Warner.

The financial position and operating results of substantially all foreign operations are consolidated using the local currency as the functional currency. Local currency assets and liabilities are translated at the rates of

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

exchange on the balance sheet date, and local currency revenues and expenses are translated at average rates of exchange during the period. Resulting translation gains or losses are included in the consolidated balance sheet as a component of accumulated other comprehensive income, net.

(b)	Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and footnotes thereto. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the consolidated financial statements include accounting for asset impairments, reserves established for uncollectible accounts, equity-based compensation, depreciation and amortization, business combinations, income taxes, litigation matters and contingencies.

(c)	Interim Financial Statements

The interim consolidated financial statements are unaudited; however, in the opinion of management, they contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position, the results of operations and cash flows for the periods presented in conformity with GAAP applicable to interim periods. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements of AOL beginning on page F-3 of this Information Statement.

Recent Accounting Standards

(a)	Fair Value Measurements

On January 1, 2009, the Company adopted guidance related to fair value measurements pertaining to non-financial assets and liabilities on a prospective basis. This guidance establishes the authoritative definition of fair value, sets out a framework for measuring fair value and expands the required disclosures about fair value measurement. On January 1, 2008, the Company adopted this guidance as it pertains to the accounting for financial assets and liabilities as well as other assets and liabilities carried at fair value on a recurring basis. The adoption of this guidance did not affect the Company’s historical consolidated financial statements and is not expected to have a material impact on the Company’s consolidated financial statements.

The majority of the Company’s non-financial instruments, which include goodwill, intangible assets and property and equipment, are not required to be carried at fair value on a recurring basis. However, if certain triggering events occur (or at least annually for goodwill) such that a non-financial instrument is required to be evaluated for impairment, a resulting asset impairment would require that the non-financial instrument be recorded at the lower of historical cost or fair value.

(b)	Business Combinations

On January 1, 2009, the Company adopted the guidance related to the accounting for business combinations, and is applying such provisions prospectively to business combinations that have an acquisition date on or after January 1, 2009. This guidance establishes principles and requirements for how an acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (ii) recognizes and measures goodwill acquired in a business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. In

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after purchase accounting is completed will be recognized in earnings rather than as an adjustment to the cost of an acquisition. This accounting treatment for deferred tax asset valuation allowances and acquired income tax uncertainties is applicable to acquisitions that occurred both prior and subsequent to the adoption of this guidance. The adoption of this guidance did not affect the Company’s historical consolidated financial statements.

(c)	Noncontrolling Interests

On January 1, 2009, the Company adopted guidance which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary, including the accounting treatment upon the deconsolidation of a subsidiary. This guidance is being applied prospectively, except for the provisions related to the presentation of noncontrolling interests. Noncontrolling interests have been reclassified to equity in the consolidated balance sheet and excluded from net income in the consolidated statement of operations for all prior periods presented.

(d)	Disclosures about Derivative Instruments and Hedging Activities

On January 1, 2009, the Company adopted guidance which expanded the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under the guidance for derivative instruments and hedging activities and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The adoption of the provisions of this guidance required prospective disclosures and accordingly did not affect the Company’s historical consolidated financial statements. For more information, see Note 6.

(e)	Interim Disclosures about Fair Value of Financial Instruments

On April 1, 2009, the Company adopted guidance on a prospective basis which expands the disclosure requirements with respect to the fair value of financial instruments in interim financial statements as well as in annual financial statements. This guidance did not affect the Company’s historical consolidated financial statements.

(f)	Recognition and Presentation of Other-Than-Temporary-Impairments

On April 1, 2009, the Company adopted guidance on a prospective basis which clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired. This guidance did not affect the Company’s historical consolidated financial statements.

(g)	Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

On April 1, 2009, the Company adopted guidance on a prospective basis which provides additional guidance for estimating fair value when the volume and level of activity for an asset or liability has significantly decreased. This guidance also includes information on identifying circumstances that indicate a transaction is not orderly (i.e., a forced liquidation or distressed sale). The adoption of this guidance did not affect the Company’s historical consolidated financial statements.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

(h)	Subsequent Events

On April 1, 2009, the Company adopted guidance on a prospective basis related to the accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This guidance requires the Company to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. For the three and nine months ended September 30, 2009, the Company evaluated, for potential recognition and disclosure, events that occurred prior to the filing of the Registration Statement of which this Information Statement is a part on November 16, 2009. The adoption of this guidance did not affect the Company’s historical consolidated financial statements.

(i)	Accounting for Transfers of Financial Assets

In June 2009, new guidance was issued related to the accounting for transfers of financial assets. This new guidance removes the concept of a qualifying special-purpose entity and removes the exception from applying existing accounting rules related to variable interest entities that were previously considered qualifying special-purpose entities. This new guidance will become effective for AOL on January 1, 2010. The Company is currently evaluating the impact that the adoption of this new guidance will have on the Company’s consolidated financial statements.

(j)	Amendments to Variable Interest Entity Accounting

In June 2009, new guidance was issued, which amends the definition of the primary beneficiary of a variable interest entity and will require the Company to assess each reporting period if any of the Company’s variable interests give it a controlling financial interest in the applicable variable interest entity. This new guidance will become effective for AOL on January 1, 2010, will be applied prospectively beginning in the first quarter of 2010 and is not expected to have a material impact on the Company’s consolidated financial statements.

(k)	Update Regarding Measuring Liabilities at Fair Value

In August 2009, new guidance was issued related to measuring the fair value of liabilities. This new guidance clarifies that in the absence of a quoted price in an active market for an identical liability, companies may apply approaches that utilize the quoted price of an investment in the identical liability or that utilize a market or income valuation technique to estimate the fair value of the liability. This new guidance will become effective for AOL on October 1, 2009, will be applied prospectively beginning in the fourth quarter of 2009 and is not expected to have a material impact on the Company’s consolidated financial statements.

(l)	Amendments to Revenue Arrangements with Multiple Deliverables

In October 2009, new guidance was issued related to the accounting for multiple-deliverable revenue arrangements. This new guidance amends the existing guidance for separating consideration in multiple deliverable arrangements and establishes a selling price hierarchy for determining the selling price of a deliverable. This new guidance will become effective for AOL on January 1, 2011 with earlier application permitted, provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently evaluating the timing of adopting this new guidance and the impact that the adoption of this new guidance will have on the Company’s revenue recognition.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Interim Impairment Testing of Goodwill

As discussed in more detail in Notes 1 and 2 to the Company’s audited consolidated financial statements, goodwill is tested annually for impairment during the fourth quarter or earlier upon the occurrence of certain events or substantive changes in circumstances. In the first quarter of 2009, since management determined that it was more likely than not that Time Warner would spin-off AOL, the Company was required to test goodwill for impairment as of March 31, 2009 (the “interim testing date”).

In determining the fair value of AOL’s single reporting unit for the interim impairment analysis, the Company used a market-based approach. The market-based approach to determine fair value involves the exercise of judgment in identifying the relevant comparable company market multiples. The market multiples identified by the Company were multiplied by the Company’s 2009 earnings forecast in determining the Company’s estimated fair value. Such fair value exceeded the Company’s net book value and therefore did not result in an impairment charge.

If the fair value of AOL had been hypothetically lower by 20% at March 31, 2009, the fair value of AOL would have exceeded its book value. In addition, if the fair value of AOL had been hypothetically lower by 30% at March 31, 2009, the book value of AOL would have exceeded its fair value by approximately $100 million. If the book value of AOL had been greater than its fair value, the second step of the goodwill impairment test would have been required to be performed to determine the ultimate amount of impairment loss to recognize.

NOTE 2 - INCOME TAXES

The effective tax rates for the three and nine months ended September 30, 2009 were 40.3% and 42.0%, respectively, compared to 43.4% for the same periods in 2008. The change in the effective tax rates for the three and nine months ended September 30, 2009, as compared to the same periods in 2008, was primarily due to a decrease in foreign tax expense. The effective tax rates for the three and nine months ended September 30, 2009 differ from the statutory U.S. Federal income tax rate of 35.0% due primarily to state income taxes, net of the Federal income tax benefit, offset by benefits associated with tax attributes recognized in certain foreign jurisdictions.

As discussed in more detail in Note 5 to the Company’s audited consolidated financial statements, AOL currently indemnifies Time Warner for certain tax positions related to AOL taken by Time Warner from April 13, 2006 up to the date of the spin-off in its consolidated, combined, unitary or similar tax returns. The aggregate amount of the reserve for uncertain tax positions underlying this indemnification obligation to Time Warner was $361.5 million (which includes estimated related accrued interest and penalties) at September 30, 2009. Effective with the spin-off, the Company intends to enter into a Second Tax Matters Agreement with Time Warner that will govern the respective rights, responsibilities and obligations of Time Warner and AOL after the spin-off with respect to all tax matters. As a member of Time Warner’s consolidated U.S. Federal income tax group, AOL has (and will continue to have following the spin-off) joint and several liability with Time Warner to the IRS for the consolidated U.S. Federal income taxes of the group relating to the taxable periods in which AOL was part of the group.

Under the Second Tax Matters Agreement, however, Time Warner will agree to indemnify the Company against this liability and any similar liability for U.S. Federal, state or local income taxes that are determined on a consolidated, combined, unitary or similar basis for each taxable period in which AOL is included in such consolidated, combined, unitary or similar group with Time Warner. The Company will remain responsible for any foreign income taxes and any income taxes that are not determined on a consolidated, combined, unitary or similar basis with Time Warner.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Upon the effectiveness of the Second Tax Matters Agreement, Time Warner will assume the obligation for certain tax positions taken by Time Warner in its consolidated, combined, unitary or similar tax returns with respect to AOL up to the date of the spin-off. As a result, at the date of the spin-off, AOL expects to reverse the recorded liability to Time Warner related to these tax positions, with an offsetting adjustment to equity.

Also upon the effectiveness of the Second Tax Matters Agreement, Time Warner will retain the deferred tax asset associated with Time Warner equity-based compensation granted to AOL employees. Accordingly, at the date of the spin-off, AOL expects to reverse the recorded equity-based compensation deferred tax asset (which totaled $485.9 million at September 30, 2009) with an offsetting adjustment to equity.

NOTE 3 - BUSINESS ACQUISITIONS, DISPOSITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Lease of Office Space to Raytheon

In March 2009, the Company executed an agreement whereby the Company will lease to Raytheon Company (“Raytheon”) approximately 600,000 square feet of its owned office space in Dulles, Virginia beginning in October 2009. The lease has an initial term of 10 years with aggregate lease payments of approximately $102.0 million, and provides Raytheon with a series of five-year renewal options for up to an additional 20 years.

Acquisition of Patch Media Corporation

On June 10, 2009, AOL purchased Patch Media Corporation (“Patch”), a news, information and community platform business dedicated to providing comprehensive local information and services for individual towns and communities, for approximately $7.0 million in cash. Approximately $700,000 of the consideration is being held in an indemnity escrow account until the first anniversary of the closing.

At the time of closing, Tim Armstrong, AOL’s Chairman and Chief Executive Officer, held, indirectly, through Polar Capital Group, LLC (“Polar Capital”) (a private investment company which he founded), economic interests in Patch that entitled him to receive approximately 75% of the transaction consideration. Mr. Armstrong’s original investment in Patch, made in December 2007 through Polar Capital, was approximately $4.5 million. In connection with the transaction, Mr. Armstrong, through Polar Capital, waived his right to receive any transaction consideration in excess of his original $4.5 million investment, opting to accept only the return of his initial investment. In addition, Mr. Armstrong elected to return the $4.5 million (approximately $450,000 of which is being held in the indemnity escrow account for a year) that he was entitled to receive in connection with the transaction to AOL, to be held by AOL until after the Company’s separation from Time Warner. As soon as legally permissible, following the separation, AOL will cause to be issued to Polar Capital an amount of AOL common stock equivalent to $4.5 million (minus any amounts held in the indemnity escrow account) based on an average of the high and low market prices on the relevant trading day. The issuance of shares of AOL Inc. common stock to Polar Capital will be exempt from registration under Section 4(2) of the Securities Act of 1933, as a transaction by an issuer not involving a public offering. The payment to Polar Capital of the $4.5 million of consideration is not contingent on the continued employment of Mr. Armstrong with the Company.

The Patch acquisition did not significantly affect the Company’s consolidated financial results for the three and nine months ended September 30, 2009.

Repurchase of Google interest in AOL

On July 8, 2009, Time Warner repurchased Google’s 5% interest in AOL for $283.0 million, which amount included a payment in respect of Google’s pro rata share of cash distributions to Time Warner by AOL attributable to the period of Google’s investment in AOL. Following this purchase, AOL became a 100%-owned subsidiary of Time Warner.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

NOTE 4 - EQUITY-BASED COMPENSATION

(a)	Equity-Based Compensation

Until consummation of the separation, AOL employees participate in Time Warner’s equity plans. Time Warner has two active equity plans under which it is authorized to grant equity awards of Time Warner common stock to AOL employees. Options have been granted to employees of AOL with exercise prices equal to the fair market value at the date of grant. Generally, the stock options vest ratably over a four-year vesting period and expire ten years from the date of grant. Certain stock option awards provide for accelerated vesting upon an election to retire pursuant to the Company’s defined benefit retirement plans or after reaching a specified age and years of service.

In connection with the legal and structural separation of Time Warner Cable Inc. (“TWC”) from Time Warner (the “TWC Separation”), and as provided for in Time Warner’s equity plans, the number of stock options, RSUs and target PSUs held by AOL employees at March 12, 2009 (the “Distribution Record Date”) and the exercise prices of such stock options were adjusted to maintain the fair value of those awards. The changes in the number of equity awards and the exercise prices (which are reflected in the 2009 grant information provided herein) were determined by comparing the fair value of such awards immediately prior to the TWC Separation to the fair value of such awards immediately after the TWC Separation. In performing this analysis, the only assumptions that changed related to the Time Warner stock price and the employee’s exercise price. Accordingly, each equity award outstanding as of the Distribution Record Date was increased by multiplying the size of such award by 1.35, while the per share exercise price of each stock option was decreased by dividing by 1.35. The modifications to the outstanding equity awards were made pursuant to existing antidilution provisions in Time Warner’s equity plans and did not result in any additional compensation expense.

In addition, the number of equity awards, the grant-date fair value and the per share exercise price for all periods presented herein have been adjusted to reflect the effects of Time Warner’s 1-for-3 reverse stock split which became effective on March 27, 2009. For the nine months ended September 30, 2009, 0.8 million Time Warner stock options were granted to AOL employees at a weighted-average grant date fair value per option of $5.40 ($3.35 net of tax). For the nine months ended September 30, 2008, 1.5 million Time Warner stock options were granted to AOL employees at a weighted-average grant date fair value per option of $12.09 ($7.50 net of tax).

The assumptions presented in the table below represent the weighted-average value of the applicable assumption used to value Time Warner stock options at their grant date.

	Nine Months Ended September 30,
	2009	2008

Expected volatility	38.4%	28.5%
Expected term to exercise from grant date	4.61 years	5.73 years
Risk-free rate	1.8%	3.1%
Expected dividend yield	3.7%	1.7%

Pursuant to these equity plans, Time Warner may also grant shares of common stock or restricted stock units (“RSUs”) to employees of AOL. These awards generally vest between three to five years from the date of grant. Certain RSU awards provide for accelerated vesting upon an election to retire pursuant to Time Warner’s defined benefit retirement plans or after reaching a specified age and years of service. Holders of restricted stock and RSU awards are generally entitled to receive cash dividends or dividend equivalents, respectively, paid by Time

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Warner during the period of time that the restricted stock or RSU awards are unvested. For the nine months ended September 30, 2009, 0.4 million Time Warner RSUs were granted to AOL employees at a weighted-average grant date fair value per RSU of $19.89. For the nine months ended September 30, 2008, 0.8 million Time Warner RSUs were granted to AOL employees at a weighted-average grant date fair value per RSU of $44.79.

Time Warner also has a performance stock unit program for senior level executives. Under this program, recipients of performance stock units (“PSUs”) are awarded a target number of PSUs (“Target PSUs”) that represent the contingent (unfunded and unsecured) right to receive shares of Time Warner stock at the end of a performance period (generally three years) based on the actual performance level achieved by Time Warner. Depending on Time Warner’s total shareholder return relative to the other companies in the S&P 500 Index, as well as a requirement of continued employment, the recipient of a PSU may receive 0% to 200% of the Target PSUs granted based on a sliding scale where a relative ranking of less than the 25th percentile will pay 0% and a ranking at the 100th percentile will pay 200% of the target number of shares. PSU holders do not receive payments or accruals of dividends or dividend equivalents for regular cash dividends paid by Time Warner while the PSU is outstanding. Participants who are terminated by the Company other than for cause or who terminate their own employment for good reason or due to retirement or disability are generally entitled to a pro rata portion of the PSUs that would otherwise vest at the end of the performance period. For accounting purposes, the PSU is considered to have a market condition. The effect of a market condition is reflected in the grant date fair value of the award and, thus, compensation expense is recognized on this type of award provided that the requisite service is rendered (regardless of whether the market condition is achieved). The fair value of a PSU is estimated on the date of the grant by using a Monte Carlo analysis to estimate the total return ranking of Time Warner among the S&P 500 Index companies over the performance period.

For the nine months ended September 30, 2009, there were no Time Warner Target PSUs granted to AOL employees. For the nine months ended September 30, 2008, 71,300 Time Warner Target PSUs were granted to AOL employees at a weighted-average grant date fair value per PSU of $49.32.

Compensation expense recognized by AOL for its participation in Time Warner’s equity-based compensation plans is as follows ($ in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009(a)	2008(a)	2009(a)	2008(a)

Stock options	$0.8	$4.6	$3.4	$5.3
Restricted stock, restricted stock units and performance stock units	2.0	3.4	7.2	7.5

Total impact on operating income	$2.8	$8.0	$10.6	$12.8

Tax benefit recognized	$1.1	$3.5	$4.5	$5.6

(a)	The amounts recorded in 2009 and 2008 include changes in estimates related to increases in the Company’s estimated forfeiture rate for stock options.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

(b)	Treatment Following Spin-Off

In connection with the legal and structural separation of the Company from Time Warner, AOL employees will no longer participate in the Time Warner equity plans once a spin-off has been completed. Employees who hold Time Warner equity awards at the time of the separation will be treated as if their employment with Time Warner was terminated without cause. For most AOL employees, this treatment will result in the forfeiture of unvested stock options and shortened exercise periods for vested stock options and pro rata vesting of the next installment of (and forfeiture of the remainder of) the RSU awards. Time Warner equity awards held by AOL’s Chairman and Chief Executive Officer at the time of the separation will be converted into AOL equity awards with the same terms.

NOTE 5 - RESTRUCTURING COSTS

The Company undertook various restructuring activities in the first nine months of 2009 in an effort to better align its cost structure with its revenues. As a result, for the three and nine months ended September 30, 2009, the Company incurred restructuring charges of $10.2 million and $82.9 million, respectively, related primarily to involuntary employee terminations (ranging from senior executives to line personnel) and facility closures. For the three and nine months ended September 30, 2008, the Company incurred restructuring charges of $1.8 million and $15.1 million, respectively, related primarily to involuntary employee terminations (ranging from senior executives to line personnel) and facility closures.

A summary of AOL’s restructuring activity for the nine months ended September 30, 2009 is as follows ($ in millions):

	Employee Terminations	Other Exit Costs	Total
Liability as of December 31, 2008	$10.4	$20.5	$30.9
Net accruals	57.8	25.1	82.9
Non-cash charges	(9.3)	0.3	(9.0)
Adjustments to previous estimates	0.6	1.4	2.0
Cash paid	(39.3)	(16.1)	(55.4)

Liability as of September 30, 2009	$20.2	$31.2	$51.4

As of September 30, 2009, of the remaining liability of $51.4 million, $32.7 million was classified as a current liability, with the remaining $18.7 million classified as a long-term liability in the consolidated balance sheet. Amounts classified as long-term are expected to be paid through 2014.

NOTE 6 - DERIVATIVE INSTRUMENTS

AOL uses derivative instruments (principally forward contracts), entered into on its behalf by Time Warner, to manage the risk associated with movements in foreign currency exchange rates. Time Warner monitors its positions with, and the credit quality of, the financial institutions that are party to any of its financial transactions. Netting provisions are provided for in existing International Swap and Derivative Association Inc. agreements in situations where Time Warner executes multiple contracts with the same counterparty. The following is a summary of Time Warner and AOL’s foreign currency risk management strategies and the effect of these strategies on AOL’s consolidated financial statements.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Foreign Currency Risk Management

As discussed in more detail in Note 8 to the Company’s audited consolidated financial statements, Time Warner manages certain derivative contracts on AOL’s behalf. Foreign exchange derivative contracts are used by AOL primarily to manage the risk associated with the volatility of future cash flows denominated in foreign currencies and changes in fair value resulting from changes in foreign currency exchange rates.

At September 30, 2009, AOL had recorded a liability of $0.1 million for net losses on foreign currency derivatives with the offset recorded in accumulated other comprehensive loss, a component of equity. Such amount is expected to be substantially recognized in earnings over the next 12 months when the underlying hedged transaction occurs.

NOTE 7 - INCOME (LOSS) PER COMMON SHARE

On November 2, 2009, the Company converted from AOL Holdings LLC, a limited liability company wholly owned by Time Warner, to AOL Inc., a corporation wholly owned by Time Warner, and issued 105.7 million shares of $0.01 par value common stock. This share amount is being utilized for the calculation of basic income (loss) per common share for all periods presented. In addition, the same number of shares is being used for diluted income (loss) per common share as for basic income (loss) per common share as no common stock of the Company existed prior to November 2, 2009 and no dilutive securities of the Company were outstanding for any prior period.

NOTE 8 - CONTINGENCIES

(a)	Shareholder Derivative Lawsuits

During the summer and fall of 2002, numerous shareholder derivative lawsuits were filed in state and federal courts naming as defendants certain current and former directors and officers of Time Warner, as well as Time Warner as a nominal defendant. The complaints alleged that defendants breached their fiduciary duties by, among other things, causing Time Warner to issue corporate statements that did not accurately represent that AOL had declining advertising revenues. Certain of these lawsuits were later dismissed, and others were eventually consolidated in their respective jurisdictions. In 2006, the parties entered into a settlement agreement to resolve all of the remaining derivative matters, and the Court granted final approval of the settlement on September 6, 2006. The court has yet to rule on plaintiffs’ petition for attorneys’ fees and expenses. At December 31, 2008, Time Warner’s remaining reserve related to these matters was $9.9 million, which approximated an expected award for plaintiffs’ attorneys’ fees. During the nine months ended September 30, 2009 and 2008, AOL reflected $21.0 million and $12.6 million, respectively, of legal fees incurred as an expense in the financial statements herein. While these amounts were historically incurred by Time Warner and reflected in Time Warner’s financial results, they have been reflected as an expense and a corresponding additional capital contribution in AOL’s financial statements. Following the spin-off, these costs will continue to be incurred by Time Warner to the extent that proceeds from a settlement with insurers are available to pay those costs, and thereafter will be borne by AOL or Time Warner to the extent either entity is obligated by its bylaws or otherwise to pay such costs.

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

(b)	Other Matters

On May 24, 1999, two former AOL Community Leader volunteers brought a putative class action, Hallissey et al. v. America Online, Inc., in the U.S. District Court for the Southern District of New York alleging violations of the Fair Labor Standards Act (“FLSA”) and New York State law. The plaintiffs allege that, in serving as AOL Community Leader volunteers, they were acting as employees rather than volunteers for purposes of the FLSA and New York State law and are entitled to minimum wages. The court denied the Company’s motion to dismiss in 2006 and ordered the issuance of notice to the putative class in 2008. In February 2009, plaintiffs filed a motion to file an amended complaint, the briefing for which was completed in May 2009, and which the court denied on July 17, 2009. In 2001, four of the named plaintiffs in the Hallissey case filed a related lawsuit alleging retaliation as a result of filing the FLSA suit in Williams, et al. v. America Online, Inc., et al. A related case was filed by several of the Hallissey plaintiffs in the U.S. District Court for the Southern District of New York alleging violations of the retaliation provisions of the FLSA. This case was stayed pending the outcome of the Company’s motion to dismiss in the Hallissey matter discussed above, but has not yet been activated. Also, in 2001, two related class actions were filed in state courts in New Jersey (Superior Court of New Jersey, Bergen County Law Division) and Ohio (Court of Common Pleas, Montgomery County, Ohio), alleging violations of the FLSA and/or the respective state laws. These cases were removed to federal court and subsequently transferred to the U.S. District Court for the Southern District of New York for consolidated pretrial proceedings with Hallissey.

On January 17, 2002, AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York, Hallissey et al. v. AOL Time Warner, Inc., et al., against AOL LLC alleging ERISA violations. Plaintiffs allege that they are entitled to pension and/or welfare benefits and/or other employee benefits subject to ERISA. In March 2003, plaintiffs filed and served a second amended complaint, adding as defendants the AOL Time Warner Administrative Committee and the AOL Administrative Committee. On May 19, 2003, AOL filed a motion to dismiss and the Administrative Committees filed a motion for judgment on the pleadings. Both of these motions are pending. The Company intends to defend against all these lawsuits vigorously.

On August 1, 2005, Thomas Dreiling, a shareholder of Infospace Inc., filed a derivative suit in the U.S. District Court for the Western District of Washington against AOL LLC and Infospace Inc. as nominal defendant. The complaint, brought in the name of Infospace, asserts violations of Section 16(b) of the Exchange Act. The plaintiff alleges that certain AOL LLC executives and the founder of Infospace, Naveen Jain, entered into an agreement to manipulate Infospace’s stock price through the exercise of warrants that AOL LLC received in connection with a commercial agreement with Infospace. The complaint seeks disgorgement of profits, interest and attorneys’ fees. On January 3, 2008, the court granted AOL LLC’s motion and dismissed the complaint with prejudice. Plaintiff filed a notice of appeal with the U.S. Court of Appeals for the Ninth Circuit, and the oral argument occurred on May 7, 2009. On August 19, 2009, the Ninth Circuit issued its opinion affirming the District Court’s opinion on all issues. On September 2, 2009, the petitioners filed a motion for rehearing en banc before the Ninth Circuit, which was denied on October 13, 2009. The Company intends to defend against this lawsuit vigorously.

On September 22, 2006, Salvadore Ramkissoon and two unnamed plaintiffs filed a putative class action against AOL LLC in the U.S. District Court for the Northern District of California based on AOL LLC’s public posting of AOL LLC member search queries in late July 2006. Among other things, the complaint alleges violations of the Electronic Communications Privacy Act and California statutes relating to privacy, data protection and false advertising. The complaint seeks class certification and damages, as well as injunctive relief that would oblige AOL LLC to alter its search query retention practices. In February 2007, the District Court dismissed the action without prejudice. The plaintiffs then appealed this decision to the Ninth Circuit. On

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

January 16, 2009, the Ninth Circuit held that AOL LLC’s Terms of Service violated California public policy as to any California plaintiffs in the putative class, as it did not allow for them to fully exercise their rights. The Ninth Circuit reversed and remanded to the District Court for further proceedings. On April 24, 2009, AOL LLC filed a motion to stay discovery as well as a motion to implement the Ninth Circuit’s mandate; the former motion was denied on June 22, 2009. AOL LLC filed its answer on June 29, 2009. On July 6, 2009, the District Court found that the plaintiffs’ claims for unjust enrichment and public disclosure of private facts were subject to the forum selection clause in the Terms of Service and thus could not be pursued in that court. Further, the District Court ordered additional briefing on whether the District Court may compel plaintiffs to litigate their claims for alleged violations of the Electronic Communications Privacy Act in a state court. On October 21, 2009, the Court issued an Order directing AOL to file a reply brief addressing plaintiffs’ contentions that the AOL forum selection clause does not waive federal jurisdiction, enforcement of the forum selection clause would violate “federal policy” because Virginia does not permit class actions, and the Court should resolve plaintiffs’ claim under the Electronic Communications Privacy Act on the ground that it presents “novel” issues of law. AOL filed its reply brief on October 30, as directed by the Court. On October 27, 2009, plaintiffs’ filed a motion for class certification and two additional named individuals filed a motion to intervene as plaintiffs in the matter. Also on October 27, AOL filed its reply brief with regards to its 12(c) Motion for Judgment on the Pleadings. The briefing has been completed by both sides and the Company awaits a ruling from the District Court. The Company intends to defend against this lawsuit vigorously.

Between December 27, 2006 and July 6, 2009, AOL Europe Services SARL (“AOL Luxembourg”), a wholly-owned subsidiary of AOL organized under the laws of Luxembourg, received four assessments from the French tax authority for French value added tax related to AOL Luxembourg’s subscription revenues from French subscribers earned during the period from July 1, 2003 through October 31, 2006. During October 2009, the Company entered into a settlement agreement with the French tax authority to resolve this matter. The Company recorded an incremental reserve and corresponding expense of $14.7 million in the third quarter of 2009 related to this matter. The settlement payment is expected to be made prior to the spin-off of AOL.

In addition to the matters listed above, AOL is a party to a variety of legal proceedings that arise in the normal course of AOL’s business. While the results of such normal course legal proceedings cannot be predicted with certainty, management believes that, based on current knowledge, the final outcome of the current pending matters will not have a material adverse effect on AOL’s financial position, results of operations or cash flows. Regardless of the outcome, legal proceedings can have an adverse effect on the Company because of defense costs, diversion of management resources and other factors.

NOTE 9 - RELATED PARTY TRANSACTIONS

Changes to Guarantee Agreements with Time Warner

As discussed in more detail in Note 11 to the Company’s audited consolidated financial statements, AOL LLC guarantees certain debt issued by Time Warner or its subsidiaries on a joint and several basis. On April 15, 2009, Time Warner completed a solicitation of consents (the “Consent Solicitation”) from the holders of this outstanding public debt, resulting in the adoption on April 16, 2009 of certain amendments to each indenture underlying such debt. As a result of the Consent Solicitation, certain covenant restrictions will no longer apply to the conveyance or transfer by AOL LLC of its properties and assets substantially as an entirety. Such permitted conveyance or transfer by AOL LLC is subject to the concurrent or prior issuance of a guarantee by Time Warner’s wholly-owned subsidiary, Home Box Office, Inc., of the debt issued by Time Warner and its subsidiaries. In connection with the reorganization, AOL LLC will transfer substantially all of its assets and liabilities to AOL (other than AOL LLC’s guarantees of indebtedness of Time Warner and other non-AOL affiliates of Time Warner, which guarantees will be retained by AOL LLC). Following this transfer of AOL

AOL Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

LLC’s assets and liabilities, ownership of AOL LLC will be transferred to, and retained by, Time Warner, and Home Box Office, Inc. will issue such a guarantee of the debt issued by Time Warner and its subsidiaries. Following the spin-off, AOL and its subsidiaries will not guarantee any debt issued by Time Warner or its subsidiaries.

Other

As discussed in more detail in Note 11 to the Company’s audited consolidated financial statements, in December 2006, AOL sold certain real estate in Columbus, Ohio to Time Warner subject to a leaseback by AOL. The net book value of this real estate was classified as held for sale as of December 31, 2008. AOL exited this facility in the third quarter of 2009 and therefore has no ongoing operations in the facility as of September 30, 2009. Accordingly, the remaining net book value of this facility of $6.7 million was transferred to Time Warner with a corresponding reduction in divisional equity.

AOL Inc.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2006, 2007 and 2008

($ in millions)

Description Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
2006	$54.5	$172.4	$(182.6)	$44.3
2007	$44.3	$48.1	$(61.5)	$30.9
2008	$30.9	$30.4	$(21.5)	$39.8